Form 40-F/A
ABITIBI CONSOLIDATED INC
filed 2002-05-31
CIK 1039778

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 40-F/A

                                (Amendment No. 1)
            |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           |X| ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001       Commission File Number 1-14636

                            Abitibi-Consolidated Inc.
             (Exact name of Registrant as specified in its charter)

              Canada                          2621                       92-0171273
 (Province or other jurisdiction    (Primary Standard Industrial     (I.R.S. Employer
of incorporation or organization)    Classification Code Number)    Identification No.)

                         1155 Metcalfe Street, Suite 800
                        Montreal, Quebec, Canada H3B 5H2
                                 (514) 875-2160
   (Address and telephone number of Registrant's principal executive offices)

                              CT Corporation System
                   111 Eighth Avenue, New York, New York 10011
                                 (212) 894-8400
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                   Name of each exchange on which registered
Common Shares, without nominal or     New York Stock Exchange and The Toronto
par value                             Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      None

For annual reports, indicate by check mark the information filed with this Form:

       |_| Annual information form    |X| Audited annual financial statements

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                  The Registrant had 440,156,445 Common Shares
                       Outstanding as at December 31, 2001

    Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                                Yes |_|. No |X| .

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                Yes |X| . No |_|.

                                PURPOSE OF FILING

      This Amendment No. 1 to the Annual Report on Form 40-F of
Abitibi-Consolidated Inc. for the fiscal year ended December 31, 2001 is being filed to indicate the name of the chartered accountants on the auditors' report.

Documents included in this Form:

            No.               Document
            ---               --------

            1. Annual Information Form of the Registrant for the fiscal year ended December 31, 2001*

            2. Consolidated Audited Financial Statements of the Registrant as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, including a reconciliation to United States generally accepted accounting principles

            3.    Management's Discussion and Analysis of the Registrant*

            *     Previously filed on Form 40-F on May 16, 2002.

                                                                      DOCUMENT 2

AUDITORS' REPORT

TO THE SHAREHOLDERS OF ABITIBI-CONSOLIDATED INC.

We have audited the consolidated balance sheets of ABITIBI-CONSOLIDATED INC. as at December 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings (deficit) and cash flows for each of the years in the two-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

     As explained in note 1 to the consolidated financial statements, the comparative information that is included for the year ended December 31, 1999, are the consolidated statements of earnings, retained earnings and cash flows of Donohue Inc. Another firm of chartered accountants expressed an opinion without reservation in their report dated January 25, 2000, on these consolidated financial statements. We have examined the adjustments related to the retroactive adoption, with restatement of the Canadian Institute of Chartered Accountants recommendations for income taxes and employee future benefits, that were applied to restate the 1999 consolidated statements of earnings, retained earnings and cash flows and in our opinion, such adjustments are appropriate and have been properly applied.


PricewaterhouseCoopers LLP

(signed)

CHARTERED ACCOUNTANTS
January 22, 2002
Montreal, Quebec, Canada


Abitibi-Consolidated 2001            45

CONSOLIDATED STATEMENTS OF EARNINGS
Year ended December 31
(in millions of Canadian dollars, except per share amounts)

                                                                      2001         2000          1999
-----------------------------------------------------------------------------------------------------
                                                                         $            $             $
Net sales                                                            6,032        5,677         2,484
-----------------------------------------------------------------------------------------------------
Cost of products sold                                                4,208        3,994         1,822
Selling, general and administrative expenses                           173          168            66
Depreciation and amortization                                          667          511           224
-----------------------------------------------------------------------------------------------------
Operating profit                                                       984        1,004           372
Interest on long-term debt                                             472          379            94
Other expenses (income) (note 4)                                        17           21           (15)
-----------------------------------------------------------------------------------------------------
Earnings before the following items                                    495          604           293
Income tax expense (note 5)                                            143          191            57
Non-controlling interests                                               23           16            10
-----------------------------------------------------------------------------------------------------
Earnings before goodwill amortization                                  329          397           226
Goodwill amortization                                                   40           30            10
-----------------------------------------------------------------------------------------------------
Net earnings                                                           289          367           216
=====================================================================================================
Earnings per share (note 6)
     Before goodwill amortization                                     0.75         1.03          0.90
     Net earnings                                                     0.66         0.96          0.86
=====================================================================================================
Weighted average number of common shares
     outstanding (in millions)                                         440          384           249
=====================================================================================================

CONSOLIDATED  STATEMENTS OF RETAINED  EARNINGS  (DEFICIT)
Year ended December 31
(in millions of Canadian dollars)

                                                                      2001         2000          1999
-----------------------------------------------------------------------------------------------------
                                                                         $            $             $
Retained earnings (deficit), beginning of year                        (399)       1,053           896
Net earnings for the year                                              289          367           216
Redemption of stock options                                             --          (49)           --
Dividends declared                                                    (176)        (148)          (59)
Acquisition dividend (note 3)                                           --       (1,622)           --
-----------------------------------------------------------------------------------------------------
Retained earnings (deficit), end of year                              (286)        (399)        1,053
=====================================================================================================

See accompanying notes to Consolidated Financial Statements.


                                     46                Abitibi-Consolidated 2001

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended December 31
(in millions of Canadian dollars, except per share amounts)

                                                                      2001         2000          1999
-----------------------------------------------------------------------------------------------------
                                                                         $            $             $
OPERATING ACTIVITIES
Net earnings                                                           289          367           216
Depreciation and amortization                                          707          541           234
Future income taxes                                                     53          116            10
Non-controlling interests                                               23           16            10
Other non-cash items                                                    15          (27)          (12)
-----------------------------------------------------------------------------------------------------
                                                                     1,087        1,013           458
Change in non-cash operating working capital
     components (note 7)                                               (50)         179           (83)
-----------------------------------------------------------------------------------------------------
Cash flows from operating activities                                 1,037        1,192           375
-----------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase in long-term debt                                           1,579        5,316           144
Repayment of long-term debt                                         (1,599)      (4,015)         (140)
Financing fees                                                          --          (43)           (1)
Acquisition dividend (note 3)                                           --       (1,622)           --
Dividends paid to shareholders                                        (176)        (104)          (59)
Dividends paid to non-controlling shareholders of
   subsidiary companies                                                (22)         (20)           (9)
Redemption of stock options                                             --          (49)           --
Net proceeds on issuance of shares                                      --            3            10
Other                                                                   --            2           (17)
-----------------------------------------------------------------------------------------------------
Cash flows from financing activities                                  (218)        (532)          (72)
-----------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Business acquisition, net of cash acquired (note 3)                   (286)         (41)          (82)
Additions to capital assets                                           (468)        (528)         (290)
Net proceeds of disposal of capital assets                              43           34            13
Other                                                                  (27)         (25)          (13)
-----------------------------------------------------------------------------------------------------
Cash flows from investing activities                                  (738)        (560)         (372)
-----------------------------------------------------------------------------------------------------
Increase (decrease) in cash during the year                             81          100           (69)
Currency translation adjustment on cash                                  4           (1)           (3)
Cash and cash equivalents, beginning of year                           123           24            96
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year (note 7)                        208          123            24
=====================================================================================================
Cash flows from operating activities per share                        2.36         3.11          1.51
=====================================================================================================

See accompanying notes to Consolidated Financial Statements.


Abitibi-Consolidated 2001            47

CONSOLIDATED BALANCE SHEETS
As at December 31
(in millions of Canadian dollars)

                                                                      2001         2000
---------------------------------------------------------------------------------------
                                                                         $            $
ASSETS

CURRENT ASSETS
Cash and short-term investments                                        208          123
Accounts receivable                                                    506          681
Inventories (note 8)                                                   874          804
Prepaid expenses                                                        52           51
---------------------------------------------------------------------------------------
                                                                     1,640        1,659

Capital assets (note 9)                                              8,154        8,022
Deferred charges and other assets (note 10)                            493          237
Goodwill (note 1j and note 3)                                        1,420        1,337
---------------------------------------------------------------------------------------
                                                                    11,707       11,255
=======================================================================================
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                             1,166        1,371
Long-term debt due within one year (note 11)                           249          327
---------------------------------------------------------------------------------------
                                                                     1,415        1,698

Long-term debt (note 11)                                             5,809        5,265
Employee future benefits (note 12)                                     209          262
Future income taxes (note 5)                                           940          875
Non-controlling interests                                               69           60

SHAREHOLDERS' EQUITY
Capital stock (note 6)                                               3,520        3,520
Contributed surplus                                                     14           14
Deficit                                                               (286)        (399)
Foreign currency translation adjustment                                 17          (40)
---------------------------------------------------------------------------------------
                                                                     3,265        3,095
---------------------------------------------------------------------------------------
                                                                    11,707       11,255
=======================================================================================

Contingent liabilities (note 14)
See accompanying notes to Consolidated Financial Statements.

Approved by the Board


(signed)                                   (signed)

JOHN W. WEAVER                             DAVID A. WARD, Q.C.
President and Chief Executive Officer      Chairman of the Audit Committee


                                     48                Abitibi-Consolidated 2001

CONSOLIDATED BUSINESS SEGMENTS
Year ended December 31
(in millions of Canadian dollars)

                                                         Depreciation                        Additions        Sales
                                                   Net            and   Operating           to capital       volume
                                                 sales   amortization      profit   Assets      assets   (unaudited)
----------------------------------------------------------------------------------------------------------------------
                                                     $              $           $        $           $
2001
Newsprint                                        3,519            449         613    7,644         173        4,456(a)
Value-added groundwood papers and market pulp    1,921            166         359    3,172         251        2,052(a)
Lumber                                             592             52          12      891          44        1,704(b)
----------------------------------------------------------------------------------------------------------------------
                                                 6,032            667         984   11,707         468
======================================================================================================================
2000
Newsprint                                        3,438            338         618    7,261         148        4,667(a)
Value-added groundwood papers and market pulp    1,601            119         384    3,111         331        1,739(a)
Lumber                                             638             54           2      883          49        1,828(b)
----------------------------------------------------------------------------------------------------------------------
                                                 5,677            511       1,004   11,255         528
======================================================================================================================
1999
Newsprint                                        1,479            161         200    2,786         152        2,275(a)
Value-added groundwood papers and market pulp      413             23          77      290         105          614(a)
Lumber                                             592             40          95      638          33        1,476(b)
----------------------------------------------------------------------------------------------------------------------
                                                 2,484            224         372    3,714         290
======================================================================================================================

(a) in thousands of tonnes

(b) in millions of board feet


Abitibi-Consolidated 2001            49

CONSOLIDATED GEOGRAPHIC SEGMENTS
Year ended December 31
(in millions of Canadian dollars)

Net sales and capital assets and goodwill by geographic  manufacturing  location are as follows:

                                                                        Net   Capital assets
                                                                      sales     and goodwill
--------------------------------------------------------------------------------------------
                                                                          $                $
2001
Canada                                                                4,481            6,037
USA                                                                     948            2,202
Other countries                                                         603            1,335
--------------------------------------------------------------------------------------------
                                                                      6,032            9,574
============================================================================================
2000
Canada                                                                4,155            6,389
USA                                                                   1,034            2,084
Other countries                                                         488              886
--------------------------------------------------------------------------------------------
                                                                      5,677            9,359
============================================================================================
1999
Canada                                                                1,873            2,014
USA                                                                     611              808
--------------------------------------------------------------------------------------------
                                                                      2,484            2,822
============================================================================================

Net sales by ultimate destination are as follows:
                                                      2001             2000             1999
--------------------------------------------------------------------------------------------
                                                         $                $                $
Canada                                                 811              739              443
USA                                                  3,782            3,659            1,539
Other countries                                      1,439            1,279              502
--------------------------------------------------------------------------------------------
                                                     6,032            5,677            2,484
============================================================================================


                                     50                Abitibi-Consolidated 2001

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of Abitibi-Consolidated Inc. (the Company) are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (US GAAP) and are not intended to provide certain disclosures which would typically be found in US GAAP financial statements. These measurement differences are described in note 15 "Differences between Canadian and United States generally accepted accounting principles".

a) PRINCIPLES OF CONSOLIDATION

   Effective April 18,2000, the Company acquired all of the outstanding common shares of Donohue Inc. (Donohue). The business combination of the Company and Donohue has been accounted for using the reverse takeover method of purchase accounting. Donohue was deemed to be the acquirer and to have purchased the assets and liabilities of Abitibi-Consolidated Inc. because the shareholders of Donohue,as a group, became owners of more than 56% of the voting shares of the Company on a fully diluted basis following the business combination. The results of operations of Abitibi-Consolidated Inc. are included in the consolidated financial statements from April 18, 2000, the date of the business combination. For accounting purposes, the Company is considered to be a continuation of Donohue except with regard to the authorized and issued capital stock, which is that of the legal parent company, Abitibi-Consolidated Inc. The consolidated results of operations and cash flows for the year ended December 31, 1999, and for the period from January 1, 2000 to April 17, 2000 are those of Donohue only.Consolidated pro forma results of operations and cash flows are presented in note 3 as supplementary information, as if the business combination had occurred on January 1, 2000.

        The consolidated financial statements include the accounts of the Company, all its subsidiaries and its proportionate interest in joint venture partnerships. The investments in companies subject to significant influence are accounted for using the equity method.

b) BUSINESS OF THE COMPANY

   The Company operates an integrated business in forest products. Operations are located in Canada, the United States, the United Kingdom, South Korea, China, and in Thailand. The woodlands operations supply logs to sawmills and certain pulp and paper mills. Sawmills process logs to produce lumber and wood chips. The production and selling of wood products constitutes the "Lumber" segment. Chips are used in the production of newsprint, value-added groundwood papers and market pulp. The remaining fibre requirements for the production of newsprint and value-added groundwood papers comes mainly from the paper recycling facilities operated by the Company and from long-term supply agreements. The manufacturing and selling of newsprint and the collection of old papers constitute the "Newsprint" segment. Newsprint is used to print newspapers and advertising flyers therefore demand is determined by circulation and advertising. The manufacturing and selling of value-added groundwood papers and market pulp constitute the "Value-added groundwood papers and market pulp" segment. Value-added groundwood papers are used by commercial printers, converters, advertisers and publishers to produce advertising inserts, books, telephone directories, business forms, magazines and catalogues. Market pulp is used by paper producers to produce various grades of paper.

        Most of the Company's products are marketed globally with a significant concentration in the United States. The Company does not have any customers for which sales exceed 10% of total sales.

        The accounting policies,used in each of these business segments, are the same as those described in this summary of significant accounting policies.The head office costs are distributed to the different segments using an appropriate method and this distribution is accounted for at book value. Inter-segment transfers of wood chips, old papers and electricity are recorded at the exchange value, which is the amount agreed to by the parties.

        The business segments are managed separately because each segment requires different technology and marketing strategies. Business segment operating profits take into account net sales, cost of products sold, selling, general and administrative expenses, and depreciation and amortization for each business segment. Interest income, financial charges, other expenses, and income tax expense are not allocated to specific business segments.


Abitibi-Consolidated 2001            51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

c) USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

d) REVENUE

   The Company recognizes revenue when goods are shipped and when significant risks and benefits of ownership are transferred. Distribution costs of $598 million (2000 -- $576 million, 1999 -- $263 million) have been charged against gross revenue in determining the net sales.

e) TRANSLATION OF FOREIGN CURRENCIES SELF-SUSTAINING FOREIGN OPERATIONS

   Assets and liabilities of self-sustaining foreign subsidiaries and joint ventures are translated into Canadian dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included in the foreign currency translation adjustment account in shareholders'equity. Revenues and expenses are translated at prevailing market rates in the recognition period.

   DOMESTIC AND INTEGRATED FOREIGN OPERATIONS

   Monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies are also translated at year-end exchange rates. Non-monetary assets and liabilities of integrated foreign operations are translated at the historical rate relevant for the particular asset or liability. The resulting exchange gains or losses,except those related to long-term debt,are absorbed by operations in the year. Items affecting earnings are translated at prevailing market rates in the recognition period.

   US DOLLAR LONG-TERM DEBT

   The US dollar net assets of self-sustaining joint ventures and subsidiaries hedge a portion of the Company's US dollar debt. Exchange gains and losses on translation of that hedged US dollar debt are included in the foreign currency translation adjustment account in shareholders'equity. Any remaining US dollar debt is generally hedged by future US dollar net operating cash flows. Exchange gains or losses on US dollar debt hedged by future net operating cash flows are deferred and included in earnings in the period that the US dollar revenue is earned.

        Realized gains and losses on option and forward exchange rate contracts that hedge anticipated revenues are included in earnings when such revenue is earned.

        In 2001, the Canadian Institute of Chartered Accountants (CICA) issued recommendations intended to eliminate the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current period. These new recommendations will be effective January 1, 2002 and must be adopted retroactively, with restatement. For the year ended December 31, 2001,the Company would have incurred an additional expense of $226 million (2000 -- expense of $76 million, 1999 -- revenue of $68 million),before income tax, as foreign exchange loss or gain on its long-term debt if this recommendation was applied to those years.

f) INVENTORIES

   Lumber, market pulp, newsprint and value-added groundwood paper inventories are valued at the lower of cost, determined on an average cost basis,and net realizable value.

        Logs, chips, other raw materials,and production and maintenance supply inventories are valued at the lower of cost, determined on an average cost basis, and replacement cost.


                                     52                Abitibi-Consolidated 2001

g) CAPITAL ASSETS AND DEPRECIATION

   Capital assets are recorded at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related capital assets.

        Depreciation is provided principally using the straight-line method at rates, which amortize the capital assets' cost over the productive lives of the assets as follows:

                                                                                       METHOD              RATE
---------------------------------------------------------------------------------------------------------------
Buildings, pulp and paper mill production equipment, and main logging roads     Straight-line           4% - 5%
---------------------------------------------------------------------------------------------------------------
Sawmill production equipment                                                    Straight-line        8.5% - 10%
---------------------------------------------------------------------------------------------------------------
Timberlands and cutting rights                                                  Straight-line                4%
---------------------------------------------------------------------------------------------------------------
Hydroelectric power plants and water rights                                     Straight-line              2.5%
---------------------------------------------------------------------------------------------------------------

        Additions to capital assets are depreciated from the date of operation.

h) ENVIRONMENTAL COSTS

   Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of capital assets. Depreciation is charged to income over the estimated future benefit period of the asset. Environmental expenditures that are not expected to provide a benefit to the Company in future periods are accrued and recorded to the earnings when a requirement to remedy an environmental exposure is identified.

i) EMPLOYEE FUTURE BENEFITS

   The estimated cost of pensions and other post-retirement benefits provided by the Company to employees is accrued using actuarial techniques and assumptions, including an appropriate discount rate, during the employees' active service years.

j) GOODWILL

   Goodwill represents the excess of the purchase amount of investments in subsidiaries, joint ventures and businesses acquired over the proportionate share of the underlying value of the identifiable net assets at the date of acquisition. It is amortized over its estimated period of future benefit, generally 40 years, using the straight-line method. The unamortized portion of goodwill is regularly compared with its fair value and, based on management's projected undiscounted future cash flows from the related operations, any impairment in value is recorded as a charge to earnings.

        In 2001, the CICA issued new handbook sections that require all business combinations initiated after June 30, 2001 to use the purchase method of accounting and will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Effective January
   1, 2002, goodwill and indefinite life intangible assets will no longer be amortized. These new sections are consistent with FASB Statement 142 that was issued in the United States in 2001. The Company cannot determine the effect of the adoption of these new sections, other than amortization of goodwill that will no longer be accountable for an amount of $40 million in 2001 (2000 -- $30 million,1999 -- $10 million).


Abitibi-Consolidated 2001            53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

k) INCOME TAXES

   Future income tax assets and liabilities are recognized for the future income tax consequences of events that have been included in the financial statements or income tax returns of the Company. Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets,liabilities and certain carry forward items.

        Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

l) DEFERRED CHARGES AND OTHER ASSETS

   Deferred financing fees are amortized over the life of the related long-term debt, which generally ranges from 5 to 30 years.

        Deferred foreign exchange losses are amortized,up to December
   31, 2001, over the life of the related long-term debt, which generally ranges from 5 to 30 years.

m) STOCK-BASED COMPENSATION PLANS

   The Company has stock-based compensation plans,which are described in note 6. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to capital stock.

n) COMPARATIVE FIGURES

   Certain comparative figures presented in the financial statements have been reclassified to conform to the present year presentation.


                                     54                Abitibi-Consolidated 2001

2. INVESTMENT IN JOINT VENTURES

   (tabular dollar amounts in millions of Canadian dollars)

   The Company's consolidated financial position as at December 31, 2001 and 2000 and consolidated results of operations and cash flows for the year ended December 31, 2001 and from April 18, 2000 to December 31, 2000 include,on a proportionate consolidation basis, the impact of its US joint venture partnerships comprising Augusta Newsprint Company (Augusta) -- 50%, Alabama River Newsprint Company (Alabama) -- 50% and Alabama River Recycling Company (Alabama Recycling) -- 50%, its Asian joint venture partnership Pan Asia Paper Company (Pan Asia) -- 33.33% up to August 16, 2001 and 50% thereafter, Star Lake Hydro Partnership -- 51% and the Company's investments in joint venture sawmills in Quebec as shown in the table below.

        On August 4, 1999, the Company acquired the remaining interest of 50.1% of the outstanding shares of Finlay Forest Industries Inc. (Finlay); and on December 3, 1999, the Company sold its 50% interest in Donohue Matane
   Inc. (Matane). The consolidated results of operations and cash flows for the year ended December 31, 1999, include the Company's proportionate share of the activities of Finlay (49.9%) and Matane (50%) from the date of acquisition, or up to the date of divestiture.


                                                                   2001           2000         1999
---------------------------------------------------------------------------------------------------
                                                                      $              $            $
Revenues
   Net sales                                                        741            556          115
---------------------------------------------------------------------------------------------------
Expenses
   Cost of products sold                                            498            399           95
   Selling, general and administrative expenses                      14             11            3
   Depreciation and amortization                                     81             45           11
   Financial expenses                                                49             42            4
---------------------------------------------------------------------------------------------------
                                                                    642            497          113
---------------------------------------------------------------------------------------------------
Earnings before income taxes                                         99             59            2
===================================================================================================
Cash flows from
   Operating activities                                             219             85           11
   Financing activities                                            (170)           (67)         (10)
   Investing activities                                             (40)           (15)          (1)
---------------------------------------------------------------------------------------------------
                                                                      9              3           --
===================================================================================================
Assets
   Current assets                                                   272            238           --
   Capital assets                                                 1,215            937           --
   Other assets                                                       5             11           --
Liabilities
   Current liabilities                                              111             84           --
   Non-recourse long-term debt                                      591            578           --
   Employee future benefits                                           7              6           --
   Future income taxes                                               27              5           --
   Non-controlling interest                                          34             20           --
===================================================================================================

        The Company has an option, at a nominal exercise price, to purchase the other joint venture partner's 50% interest in Alabama and Alabama Recycling. The Company can exercise this option beginning in 2003 or upon an earlier refinancing of the joint venture partnership's debt.


Abitibi-Consolidated 2001            55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

3. ACQUISITIONS AND DIVESTITURE

   (tabular dollar amounts in millions of Canadian dollars)

   On August 16, 2001, the Company acquired 16.67% of the outstanding shares of Pan Asia, a company owning interests in four newsprint mills located in Asia. As a result of that transaction,the Company's proportionate ownership rose from 33.33% to 50%. On September 4, 2001, the Company acquired all the outstanding shares of Valley Recycling Works Inc., carrying on a business of paper collection and sorting facilities located in Arizona.

        Effective April 18, 2000, Abitibi-Consolidated Inc. acquired 100% of the outstanding Class A Subordinate Voting Shares and Class B Shares of Donohue (the Donohue Shares) for a cash payment per Donohue Share of $12 and the issuance of 1.846 Abitibi-Consolidated Inc. common shares for each Donohue Share acquired.

        As described in note 1, the business combination of Abitibi-Consolidated Inc. and Donohue has been accounted for using the reverse takeover method of purchase accounting. The cash component of the transaction, which amounted to $1,622 million, has been accounted for as a dividend paid to the former Donohue shareholders. The net assets acquired are those of Abitibi-Consolidated Inc. as at April 18, 2000, at their fair value.This value was based upon the assigned value of $16.25 per share for the 190 million issued and outstanding shares of Abitibi-Consolidated Inc. at that date, for a total value of $3,097 million.

        On August 4, 1999, the Company acquired the remaining 50.1% of the outstanding shares of Finlay, a joint venture operating a newsprint mill and two sawmills in British Columbia. This acquisition was accounted for using the purchase method. On December 3, 1999, the Company sold its interest in the joint venture Donohue Matane Inc. (note 2).

        The earnings of all businesses acquired or divested are included from the date of acquisition or up to the date of divestiture.

        The fair value of net assets acquired and the carrying value of net assets sold were as follows:

                                                               2001            2000                     1999
                                                         NET ASSETS      Net assets        Net assets        Net assets
                                                           ACQUIRED        acquired          acquired              sold
-----------------------------------------------------------------------------------------------------------------------
                                                                  $               $                 $                 $
Net assets acquired or sold
   Current assets                                                51             955                41                21
   Capital assets                                               280           5,349               144                72
   Other assets and investments                                   3              70                --                (4)
   Current liabilities assumed                                  (30)           (920)              (26)              (20)
   Long-term debt and bank loan                                (117)         (2,868)              (64)              (70)
   Employee future benefits                                      --            (290)               --                --
   Non-controlling interests                                    (11)            (19)               --                --
   Future income tax liabilities                                 (3)           (340)              (14)               --
   Goodwill                                                     121           1,213                --                --
-----------------------------------------------------------------------------------------------------------------------
Fair value of net assets acquired or carrying value of
   net assets sold                                              294           3,150                81                (1)
=======================================================================================================================
Consideration paid (received)
   Cash                                                         286              53                81                (1)
   Balance receivable                                            --              --                --                (4)
   Note payable                                                   8              --                --                --
   Common shares                                                 --           3,097                --                --
-----------------------------------------------------------------------------------------------------------------------
                                                                294           3,150                81                (5)
=======================================================================================================================


                                     56                Abitibi-Consolidated 2001

     As mentioned in note 1a, the consolidated results of operations and cash flows for the year ended December 31,1999 and for the period from January 1, 2000 to April 17, 2000 are those of Donohue Inc. only. The following pro forma condensed consolidated statements of earnings and cash flows for the year ended December 31, 2000 are presented as supplementary information. They give effect to the business combination of Donohue Inc. and Abitibi-Consolidated Inc. as though it had taken place on January 1, 2000.

PRO FORMA CONDENSED  CONSOLIDATED  STATEMENT OF EARNINGS
Year ended December 31, 2000
(in millions of Canadian dollars, except per share amounts)

                                                                        (Unaudited)
                                                                                 $
Net sales                                                                    6,803
----------------------------------------------------------------------------------
Operating profit                                                             1,109
Interest on long-term debt                                                     494
Earnings before goodwill amortization                                          390

Net earnings                                                                   350
==================================================================================
Earnings per share
   Before goodwill amortization                                               0.88
   Net earnings                                                               0.80
==================================================================================
Weighted average number of common shares outstanding (in millions)             440
==================================================================================

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended December 31, 2000
(in millions of Canadian dollars)

                                                                        (Unaudited)
                                                                                 $
OPERATING ACTIVITIES
Cash flows from operating activities                                         1,029
----------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase in long-term debt                                                   5,532
Repayment of long-term debt                                                 (3,998)
Dividends paid to shareholders                                              (1,798)
Redemption of stock options                                                    (49)
Other                                                                          (58)
----------------------------------------------------------------------------------
Cash flows from financing activities                                          (371)
----------------------------------------------------------------------------------
INVESTING ACTIVITIES
Business acquisition, net of cash acquired                                     (41)
Additions to capital assets                                                   (610)
Other                                                                           (4)
----------------------------------------------------------------------------------
Cash flows from investing activities                                          (655)
----------------------------------------------------------------------------------
Increase in cash during the year                                                 3
==================================================================================


Abitibi-Consolidated 2001            57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

4. OTHER EXPENSES (INCOME)

   (tabular dollar amounts in millions of Canadian dollars)

                                                                              2001         2000         1999
------------------------------------------------------------------------------------------------------------
                                                                                 $            $            $
Discounts on sales of accounts receivable (note 13)                             26           22           --
Gain on disposal of capital assets                                              --          (29)         (15)
Gain on disposal of short-term investments                                     (10)          --           --
Amortization of deferred financing fees                                          6            7            3
Interest income                                                                 (2)          (8)          (6)
Write-off of unamortized financing fees and penalties on early
   retirement of debt                                                           --           29           --
Other                                                                           (3)          --            3
------------------------------------------------------------------------------------------------------------
                                                                                17           21          (15)
============================================================================================================

5. INCOME TAXES
   (tabular dollar amounts in millions of Canadian dollars, except as noted)

The differences between the effective tax rate reflected in the provision for income taxes and the combined statutory income tax rate are as follows:

                                                                              2001         2000         1999
------------------------------------------------------------------------------------------------------------
                                                                                 %            %            %
Average combined income tax rate                                                36           39           40
Manufacturing and processing allowances                                         (6)          (7)          (7)
Recovery from change in tax rates                                               (4)          (4)          (2)
Recovery from disposal of a joint venture                                       --           --           (7)
Canadian large corporations tax                                                  2            2           (5)
Other                                                                            1            2            2
------------------------------------------------------------------------------------------------------------
Effective income tax rate                                                       29           32           21
============================================================================================================

      The temporary differences that give rise to future tax assets and liabilities at December 31 consist of the following:

                                                                                           2001         2000
------------------------------------------------------------------------------------------------------------
                                                                                              $            $
Non-current future income tax liabilities
   Capital assets                                                                         1,363        1,189
   Other                                                                                     33           13
------------------------------------------------------------------------------------------------------------
                                                                                          1,396        1,202
============================================================================================================
Non-current future income tax assets
   Loss carry forwards                                                                      456          315
   Other                                                                                     --           12
------------------------------------------------------------------------------------------------------------
                                                                                            456          327
============================================================================================================
Non-current future income tax liabilities, net                                              940          875
============================================================================================================


                                     58                Abitibi-Consolidated 2001

        Significant components of the income tax expense are as follows:

                                                                              2001         2000         1999
------------------------------------------------------------------------------------------------------------
                                                                                 $            $            $
Current income tax expense                                                      90           75           47
Future income tax expense relating to
   origination and reversal of temporal differences                             73          138           15
Future income tax benefit resulting from rate changes                          (20)         (22)          (5)
------------------------------------------------------------------------------------------------------------
Income tax expense                                                             143          191           57
============================================================================================================

      Management believes that all future income tax assets will more likely be realized than not and accordingly no valuation allowance has been made.

6. CAPITAL STOCK

   (tabular dollar amounts in millions of Canadian dollars)

a) AUTHORIZED

   The Company is incorporated under the Canada Business Corporations Act and is authorized to issue an unlimited number of preferred shares and common shares.

b) ISSUED COMMON SHARES

   The following table presents changes in the legally issued share capital of the Company from January 1, 1999 to December 31, 2001.

        As described in note 1, the comparative amounts for the year ended December 31, 1999 and for the period January 1, 2000 to April 17, 2000 shown in these consolidated financial statements are those of Donohue, including the issued share capital.

                                                          2001                     2000                       1999
----------------------------------------------------------------------------------------------------------------------
                                                 Millions                 Millions                   Millions
                                                of shares        $       of shares        $         of shares        $
----------------------------------------------------------------------------------------------------------------------
ABITIBI-CONSOLIDATED INC.
Common shares, beginning of year                      440    3,520             190    2,552               190    2,550
Issue of common shares                                 --       --             250    4,056                --       --
Difference between the stated
   capital and accounting value of shares issued
   to former shareholders of Donohue                   --       --              --   (3,088)               --       --
Exercise of stock options                              --       --              --       --                --        2
----------------------------------------------------------------------------------------------------------------------
Common shares, end of year                            440    3,520             440    3,520               190    2,552
======================================================================================================================

        The following table presents changes in the legally issued share capital of Donohue in the year ended December 31, 1999.

                                                                                                              1999
----------------------------------------------------------------------------------------------------------------------
                                                                                                     Millions
                                                                                                    of shares        $
----------------------------------------------------------------------------------------------------------------------
DONOHUE INC.
Class A and B shares, beginning of year                                                                   249      411
Exercise of stock options                                                                                   1       10
----------------------------------------------------------------------------------------------------------------------
Total capital stock, end of year                                                                          250      421
======================================================================================================================


Abitibi-Consolidated 2001            59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

        The acquisition of Donohue Inc. was completed during 2000 with the issue of 250 million common shares as part of the consideration for the acquisition of the outstanding 135 million class A and class B shares of Donohue Inc.

        Under the reverse takeover method of accounting for business combination applied in 2000, shares issued to Donohue's shareholders are presented at the book value of Donohue Capital Stock prior to the acquisition date and the 190 million shares of Abitibi-Consolidated Inc. outstanding prior to the acquisition are considered to be issued at $16.25 per share.

c) STOCK OPTION PLAN

   A summary of the status of the Stock Option Plan as of December 31, 2001 and 2000, and changes during the years ended on those dates is presented below. The comparative information is of Abitibi-Consolidated Inc. alone and does not include stock option information of Donohue.

                                                                 2001                            2000
--------------------------------------------------------------------------------------------------------------
                                                                      WEIGHTED                        Weighted
                                                       OPTIONS/        AVERAGE         Options/        average
                                                    IN MILLIONS       EXERCISE      in millions       exercise
                                                      OF SHARES          PRICE        of shares          price
--------------------------------------------------------------------------------------------------------------
                                                                             $                               $
Outstanding at beginning of year                            7.6          16.38              7.1          17.10
Granted                                                     2.2          11.86              1.7          13.64
Cancelled                                                  (0.9)         17.43             (1.2)         16.77
--------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                  8.9          15.18              7.6          16.38
==============================================================================================================
Options exercisable at end of year                          4.4          17.13              3.9          17.99
==============================================================================================================

        The following table summarizes information about stock options outstanding at December 31, 2001:

                                             Options outstanding               Options exercisable
-----------------------------------------------------------------------------------------------------
                                                   Average       Weighted                    Weighted
                                                 remaining        average                     average
                                    Options           life       exercise        Options     exercise
Range of exercise prices        outstanding         (years)         price    exercisable        price
-----------------------------------------------------------------------------------------------------
                                                                        $                           $
$11.50 to $13.24                        2.0              9          11.82             --         11.77
$13.25 to $14.24                        1.8              8          13.41            0.6         13.41
$14.25 to $15.99                        2.2              7          14.49            1.2         14.51
$16.18 to $17.94                        1.0              4          17.47            0.9         17.47
$18.42 to $19.63                        1.1              6          18.52            0.9         18.52
$21.31 to $23.08                        0.8              3          22.14            0.8         22.14
------------------------------------------------------------------------------------------------------
                                        8.9                         15.18            4.4         17.13
======================================================================================================

        Under this Plan, a maximum of 12 million stock options may be granted.

        Outstanding employee stock purchase loans under this Plan totalled $5 million at December 31, 2001 (2000 -- $5 million) and are included in accounts receivable on the balance sheet. The loans mature at various dates from 2004 to 2009 and bear interest.They are generally secured by the related common stock of the Company.


                                     60                Abitibi-Consolidated 2001

d) EARNINGS PER SHARE

   As described in note 1, the operations of the Company prior to April 18, 2000 are exclusively those of Donohue. For comparative purposes, the weighted average number of common shares outstanding for periods prior to April
   18, 2000 are based upon the number of Donohue common shares then outstanding, restated to give effect to the share exchange referred to in note 1.

        The exercise of outstanding stock options as at December 31, 2001, 2000 and 1999 would have had a non-dilutive effect on the earnings per share.

7. SUPPLEMENTAL CASH FLOW INFORMATION

   (tabular dollar amounts in millions of Canadian dollars)

                                                                              2001         2000         1999
------------------------------------------------------------------------------------------------------------
                                                                                 $            $            $
Changes in non-cash operating working capital
   Accounts receivable                                                         232          123           30
   Inventories                                                                 (51)         (16)          --
   Prepaid expenses                                                              1           19            1
   Accounts payable and accrued liabilities                                   (319)          60          (40)
   Income taxes payable                                                         87           (7)         (74)
------------------------------------------------------------------------------------------------------------
                                                                               (50)         179          (83)
============================================================================================================

Non-cash transactions excluded from consolidated cash flows
   Acquisition of capital assets included in accounts payable at year-end       34           68           11

Cash outflows from operations related to
   Interest on long-term debt                                                  465          288           94
   Income taxes                                                                 27           71          126
============================================================================================================

   Cash and cash equivalents comprise cash on hand, demand deposits and banker's acceptances and commercial paper with a maturity of three months or less from the date of purchase that are recorded at cost, which approximates market value.

8. INVENTORIES

   (tabular dollar amounts in millions of Canadian dollars)

                                                                                           2001         2000
------------------------------------------------------------------------------------------------------------
                                                                                              $            $
Newsprint                                                                                   149          101
Lumber                                                                                       78          111
Value-added groundwood papers and market pulp                                                37           52
Logs, chips and other raw materials, production and maintenance supplies                    610          540
------------------------------------------------------------------------------------------------------------
                                                                                            874          804
============================================================================================================


Abitibi-Consolidated 2001            61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

9. CAPITAL ASSETS
   (tabular dollar amounts in millions of Canadian dollars)

                                                                             2001                       2000
------------------------------------------------------------------------------------------------------------
                                                                     ACCUMULATED   NET BOOK         Net book
                                                              COST  DEPRECIATION      VALUE            value
------------------------------------------------------------------------------------------------------------
                                                                 $             $          $                $
Buildings, pulp and paper mill production equipment          8,413         1,684      6,729            6,180
Sawmill production equipment                                   584           298        286              269
Woodlands, roads, camps and equipment                          235            91        144              157
Timberlands and cutting rights                                 130            43         87               87
Hydroelectric power plants and water rights                    951            69        882              904
Construction in progress                                        26            --         26              425
------------------------------------------------------------------------------------------------------------
                                                            10,339         2,185      8,154            8,022
============================================================================================================

During the year, interest expense amounting to $8 million (2000 -- $13 million, 1999 -- $1.5 million) has been capitalized in connection with the modernization program of the Company's facilities.

     During the year, the Company recorded a write-down of $33 million (2000 -- nil, 1999 -- nil), mainly relating to the existing thermomechanical pulp mill at its Sheldon, Texas mill. The related expense is included in depreciation in the Consolidated Statements of Earnings.

10. DEFERRED CHARGES AND OTHER ASSETS

    (tabular dollar amounts in millions of Canadian dollars)

                                                                                       2001             2000
------------------------------------------------------------------------------------------------------------
                                                                                          $                $
Deferred foreign exchange losses                                                        338              112
Deferred financing fees                                                                  41               39
Equity investments                                                                       72               57
Other                                                                                    42               29
------------------------------------------------------------------------------------------------------------
                                                                                        493              237
============================================================================================================

Amortization of deferred charges amounted to $44 million during the year (2000 -- $27 million, 1999 -- $3 million).


                                     62                Abitibi-Consolidated 2001

11. LONG-TERM DEBT

    (tabular dollar amounts in millions of Canadian dollars)

a) RECOURSE

                                                                                       2001             2000
------------------------------------------------------------------------------------------------------------
                                                                                          $                $
Canadian and US revolving facilities bearing interest at floating rates based on bankers acceptance, prime, US base rate or LIBOR, maturing in 2002 and 2005
   (2000--US$130 million)                                                                --              194
Canadian and US term loans bearing interest at floating
   rates based on bankers acceptance, prime,
   US base rate or LIBOR, maturing in 2005
   (2001--US$362 million, 2000--US$461 million)                                         577              691
US$150 million 9.125% notes due May 15, 2005                                            239              225
US$450 million 8.3% notes due August 1, 2005                                            717              675
US$300 million 6.95% notes due December 15, 2006                                        478               --
US$200 million 7.625% notes due May 15, 2007                                            319              300
US$250 million 6.95% notes due April 1, 2008                                            370              342
US$250 million 7.875% notes due August 1, 2009                                          387              362
US$500 million 8.55% notes due August 1, 2010                                           796              750
US$100 million 7.40% debentures due April 1, 2018                                       139              128
US$250 million 7.50% debentures due April 1, 2028                                       339              314
US$250 million 8.5% debentures due August 1, 2029                                       378              355
US$450 million 8.85% debentures due August 1, 2030                                      717              675
Other                                                                                    11                3
------------------------------------------------------------------------------------------------------------
                                                                                      5,467            5,014
Less: Due within one year                                                                30              234
------------------------------------------------------------------------------------------------------------
                                                                                      5,437            4,780
============================================================================================================

   On December 11, 2001, the Company issued US$300 million 6.95% notes due in 2006. The net proceeds of this issue were used to repay bank indebtedness.

        On December 20, 2000, the Company and certain of its subsidiaries negotiated new credit facilities of $1,500 million or the equivalent in US dollars: revolving facilities of $800 million, $500 million of which matured in 2001 and $300 million maturing in 2005 and term loans of $700 million maturing in 2005. These facilities were used to repay the former bank facilities.

        On July 19, 2000, the Company issued US$1,400 million of notes and debentures comprising US$450 million 8.3% notes due in 2005, US$500 million 8.55% notes due in 2010 and US$450 million 8.85% debentures due in 2030. The net proceeds of these issues were used primarily to extinguish the bridge loan facility incurred in conjunction with the Donohue acquisition and to repay other indebtedness.

        Certain notes and debentures of the Company were assumed in the business acquisition (referred to in note 1) and are accounted for at their fair value at the time of acquisition.The differences between nominal value and fair market value of these debts are being amortized over the terms of the debts.

        The US$150 million 9.125% notes are redeemable at the Company's option, in whole or in part, at a premium to year 2003 and at par thereafter, plus accrued interest.

        During the year, the Company renewed its 364-day revolving facilities for its original amount of $500 million,which now matures in December 2002. The available portion of the revolving facilities was $715 million as at December 31, 2001 ($533 million in 2000).

        Certain of the debt agreements contain restrictive covenants. In addition, the bank credit facilities require the Company to periodically meet specific financial ratios. At December 31, 2001, the Company met the required tests.


Abitibi-Consolidated 2001            63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

b) NON-RECOURSE

   The Company's portion of the long-term debt of its US, Asian and other joint ventures is with recourse only to the assets of the joint venture entities. These loans are described as non-recourse as they have no recourse to the parent company but are secured by joint venture assets and consist of the following debt:

                                                                                       2001             2000
------------------------------------------------------------------------------------------------------------
                                                                                          $                $
ALABAMA
   US$94 million LIBOR plus 2% term loans, maturing December 31, 2002,
      with quarterly principal repayments of US$2.5 million (2000--US$104 million)      149              156
ALABAMA RECYCLING
   US$6 million 10.50% senior notes, maturing in 2007 (2000--US$8 million)                9               12
AUGUSTA
   US$19 million 10.01% senior secured notes, maturing in 2004 (2000--US$25 million)     30               37
   US$25 million 7.7% senior secured notes, maturing in 2007                             37               34
PAN ASIA
   US$66 million (2000--US$79 million) loans bearing interest at floating rates
      based on LIBOR, maturing in 2002-2004                                             106              119
   Korean Won 104 billion (2000--Korean Won 92 billion) fixed-rate loans
      (8.99%-10.34%) maturing 2002-2006                                                 165              109
   Capital leases and other borrowing facilities                                         63               79
OTHER                                                                                    32               32
------------------------------------------------------------------------------------------------------------
                                                                                        591              578
Less: Due within one year                                                               219               93
------------------------------------------------------------------------------------------------------------
                                                                                        372              485
============================================================================================================

        Pan Asia has a line of credit of US$70 million and Augusta has a line of credit of US$5 million, bearing prevailing market interest rates. Those lines of credit were undrawn as at December 31, 2001.

        Joint venture distributions are subject to certain restrictions until these loans are repaid in accordance with the loan agreements.

c) SCHEDULED LONG-TERM DEBT REPAYMENTS

                                                                           Recourse             Non-recourse
                                                                               Debt                     Debt
------------------------------------------------------------------------------------------------------------
                                                                                  $                        $
2002                                                                             30                      219
2003                                                                             38                      121
2004                                                                             31                       81
2005                                                                            985                       68
2006                                                                            937                       57
Thereafter                                                                    3,446                       45
------------------------------------------------------------------------------------------------------------
                                                                              5,467                      591
============================================================================================================

d) FAIR VALUE OF LONG-TERM DEBT

   The estimated fair value of the long-term debt at the year-end dates is as follows and has been determined based on management's best estimate of the fair value to renegotiate debt with similar terms at the respective year-end dates:

                                                                               2001                     2000
------------------------------------------------------------------------------------------------------------
                                                                                  $                        $
Recourse                                                                      5,589                    4,959
Non-recourse                                                                    606                      581
------------------------------------------------------------------------------------------------------------
                                                                              6,195                    5,540
============================================================================================================


                                     64                Abitibi-Consolidated 2001

12. EMPLOYEE FUTURE BENEFITS

    (tabular dollar amounts in millions of Canadian dollars)

The Company maintains contributory defined benefit pension plans covering certain groups of employees. The Company has an obligation to ensure that these plans have sufficient funds to pay the benefits earned. These plans provide pensions based on length of service and certain average employee earnings. Pension benefit obligations were based on an assumed discount rate of 6.75% and an assumed compensation rate increase of 3.55%. The assumed long-term rate of return on pension plan assets was 8%. The Company provides other defined benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents. The Company also sponsors various defined contribution pension plans.

     Information about the Company's defined benefit pension plans, in aggregate, is as follows:

                                                                          2001                                2000
--------------------------------------------------------------------------------------------------------------------------------
                                                           PLANS HAVING        PLANS HAVING     Plans having        Plans having
                                                            A NET ASSET     A NET LIABILITY      a net asset     a net liability
--------------------------------------------------------------------------------------------------------------------------------
                                                                      $                   $                $                   $
CHANGE IN ACCRUED BENEFIT OBLIGATION
Accrued benefit obligation at beginning of year (*)                 385               2,632              436                 171
Acquisition of Abitibi-Consolidated Inc.                             --                  --              836               1,433
Service cost                                                          9                  88               25                  36
Interest cost                                                        26                 176               70                  83
Special early retirement program                                     --                  --               (6)                 --
Actuarial loss attributable to experience                             6                  30               31                  35
Settlement                                                           --                 (79)              --                  --
Foreign exchange loss (gain)                                         --                  10                1                  (1)
Benefits paid                                                       (33)               (165)             (69)                (64)
--------------------------------------------------------------------------------------------------------------------------------
Accrued benefit obligation at end of year                           393               2,692            1,324               1,693
================================================================================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year (*)                  446               2,406              497                 156
Acquisition of Abitibi-Consolidated Inc.                             --                  --              881               1,198
Return on plan assets                                                36                 161               92                  85
Employer contributions                                                2                  61               22                  28
Plan participants' contributions                                      4                  21                8                  14
Benefits paid                                                       (33)               (165)             (69)                (64)
Loss on experience                                                  (25)               (143)              --                  --
Settlement                                                           --                 (79)              --                  --
Foreign exchange gain                                                --                   5                1                   3
--------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                            430               2,267            1,432               1,420
================================================================================================================================
FUNDED STATUS OF THE PLANS
Funded status of the plans--surplus (deficit)                        37                (425)             108                (273)
Unrecognized prior service cost                                      --                  27               --                   2
Unrecognized actuarial loss                                          43                 257               28                  16
Net amount recognized                                                80                (141)             136                (255)
--------------------------------------------------------------------------------------------------------------------------------
AMOUNT RECOGNIZED IN THE BALANCE SHEET CONSISTS OF
Prepaid benefit cost                                                                     80                                  136
Accrued benefit liability                                                              (141)                                (255)
--------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                                   (61)                                (119)
================================================================================================================================

*Some plans that had a net asset as at December 31, 2000, have a net liability as at December 31, 2001, and are included under "Plans having a net liability" in 2001.


Abitibi-Consolidated 2001            65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

     Information about the Company's other benefit plans, in aggregate, is as follows:

                                                                     2001                               2000
------------------------------------------------------------------------------------------------------------
                                                                        $                                  $
CHANGE IN ACCRUED BENEFIT OBLIGATION
Accrued benefit obligation at beginning of year                       151                                 45
Acquisition of Abitibi-Consolidated Inc.                               --                                 96
Service cost                                                            1                                  3
Interest cost                                                          12                                  8
Actuarial loss attributable to experience                              19                                  5
Foreign exchange loss                                                   3                                  1
Benefits paid                                                         (10)                                (7)
------------------------------------------------------------------------------------------------------------
Accrued benefit obligation at end of year                             176                                151
============================================================================================================
CHANGE IN PLAN ASSETS
Employer contributions                                                 10                                  7
Benefits paid                                                         (10)                                (7)
------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                               --                                 --
============================================================================================================
FUNDED STATUS OF THE PLANS
Funded status of the plans deficit                                   (176)                              (151)
Unrecognized actuarial gain                                            28                                  8
------------------------------------------------------------------------------------------------------------
Net amount recognized, consists of accrued benefit liability         (148)                              (143)
============================================================================================================
AMOUNT RECOGNIZED IN THE BALANCE SHEET CONSISTS OF
Accrued benefit liability                                            (148)                              (143)
============================================================================================================

     Pension and other benefit costs of these plans are as follows:

                                                                     2001               2000            1999
------------------------------------------------------------------------------------------------------------
                                                                        $                  $               $
Current service cost                                                   45                 42              15
Interest cost on earned benefit obligations                           214                163              45
Estimated return on plan assets                                      (232)              (177)            (45)
Other components                                                       --                 (1)             (1)
------------------------------------------------------------------------------------------------------------
Net cost                                                               27                 27              14
============================================================================================================


                                     66                Abitibi-Consolidated 2001

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FOREIGN EXCHANGE RISK MANAGEMENT

The Company uses various financial instruments to reduce its exposure to foreign currency exchange risk. Furthermore, the long-term debt expressed in US dollars is also considered as an effective hedge against the exchange risk related to the future revenue streams originating from sales denominated in US dollars.

     The Company had the following foreign exchange forward contracts outstanding at December 31:

                                                 Average Canadian dollar                   Contract amount
Maturity                                      Contract rate to sell US$1            Millions of US dollars
----------------------------------------------------------------------------------------------------------
                                              2001                  2000            2001              2000
----------------------------------------------------------------------------------------------------------
                                                                                       $                 $
2001                                            --                1.3896              --               589
2002                                        1.4038                1.4038             556               556
2003                                        1.4692                1.4692             449               449
2004                                        1.4918                1.4918               5                 5
==========================================================================================================

     The Company had the following exchange options outstanding at December 31:

                                  Average       Average       Average       Average                Contract amount
Maturity                            floor       ceiling         floor       ceiling         Millions of US dollars
------------------------------------------------------------------------------------------------------------------
                                           2001                        2000                     2001          2000
------------------------------------------------------------------------------------------------------------------
                                                                                                   $             $
2001                                   --            --        1.4382        1.4900               --           255
2002                               1.4260        1.4912        1.4260        1.4912               58            58
==================================================================================================================

     The Company had the following exchange put options outstanding at December 31:

                                                      Average Canadian dollar                      Contract amount
Maturity                                           Contract rate to sell US$1               Millions of US dollars
------------------------------------------------------------------------------------------------------------------
                                                   2001                  2000               2001              2000
------------------------------------------------------------------------------------------------------------------
                                                                                               $                 $
2002                                             1.5310                    --                 51                --
==================================================================================================================

        The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded. As at December 31, 2001, the Company would have had to pay $164 million (2000 -- $126 million) had it settled its then outstanding foreign exchange contracts. Of that potential obligation, an amount of $15 million payable (2000 -- $59 million) has been recorded as part of the reverse takeover accounting, when all of the foreign exchange contracts of Abitibi-Consolidated Inc. were marked to market.

INTEREST RATE RISK MANAGEMENT

From time to time, the Company may use interest rate swap agreements whereby it is committed to exchange with the contracting parties, at specific intervals, the difference between the fixed and floating interest rates or within a specified range of interest rates calculated by reference to the notional amounts. No such contracts were outstanding as at December 31, 2001.


Abitibi-Consolidated 2001            67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

CREDIT RISK MANAGEMENT

The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. In some cases, the Company requires bank letters of credit or subscribes to credit insurance.

     The Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, specialty paper, commercial printing, and lumber wholesaling and retailing businesses.

     The Company has an ongoing program to sell accounts receivable, with minimal recourse, to major financial institutions pursuant to sale agreements. The Company acts as a service agent and administers the collection of the accounts receivable sold pursuant to these agreements. At December 31, 2001, these financial institutions owned $448 million (2000 -- $650 million) of such receivables, with a maximum risk exposure to the Company of $29 million
(2000 -- $39 million).

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items.

     The differences between the carrying and the fair value of long-term financial instruments contracted by the Company arise from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. The Company does not hold financial instruments for speculative purposes and the effect on the financial statements may vary depending on future changes in interest and exchange rates. See note 11 "Long-term debt" for a comparison of the carrying and the fair values of the Company's long-term debt.

14. CONTINGENT LIABILITIES

In the normal course of its business activities the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    (tabular dollar amounts in millions of Canadian dollars, except per share amounts)

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) which, in the case of the Company, conform in all material respects with US GAAP, with the following material exceptions:

a) The Company includes in earnings gains and losses on US dollar debt hedged by anticipated future net operating cash flows when the related revenue is earned. Under US GAAP, any unrealized exchange gains or losses on US dollar debt hedged by anticipated future net operating cash flows would be recognized in income immediately.

b) The Company has outstanding foreign exchange forward contracts, which it designates as a hedge of anticipated future revenue. Effective January 1, 2001, FASB Statement 133 "Accounting for Derivative Instruments and Hedging Activities" requires accounting for derivative in the balance sheet at fair value. There was no transition amount upon the adoption of FASB Statement
   133. Up to December 31, 2000, under US GAAP, any gains or losses on such foreign exchange forward contracts were recognized in income immediately.


                                     68                Abitibi-Consolidated 2001

c) In Canada, gains or losses on the early retirement of long-term debt are included in earnings before extraordinary items. In the United States, those items are specifically classified as extraordinary.

d) The Company accounts for its joint venture investments using the proportionate consolidation method. Under US GAAP, these joint ventures would be accounted for using the equity method.

e) The Company recorded the redemption of Donohue's stock options as a capital transaction charged to retained earnings. Under US GAAP, in accordance with FASB Statement 123 "Accounting for Stock-Based Compensation", a compensation cost would have been recorded to earnings upon the early settlement of the options.

f) Up to July 1, 2001, Canadian GAAP permitted the acquirer in a business combination accounted as a purchase to adjust to fair value specific assets and obligations of the acquirer as if they were those of the acquired Company. These are referred to as the duplicate property provisions. US GAAP does not permit this accounting treatment in accordance with EITF Abstract 95-3.

g) The Company deducts the distribution costs from gross revenue in determining the net sales on its Consolidated Statements of Earnings. Under US GAAP, in accordance with EITF Abstract 00-10, these costs would be included in the cost of products sold.

h) In 2001, FASB Statement 142 "Goodwill and Other Intangible Assets "was issued in the United States. Effective January 1, 2002, goodwill will no longer be amortized to earnings: instead, it will be carried at historical value less any write-down for impairment. Goodwill amortization for the year ended December 31, 2001 was $40 million.

i) The provisions of FASB Statement 87 "Employers' Accounting for Pensions" required the Company to record an additional minimum liability that represents the excess of accumulated benefit obligation over the fair value of the Plan assets as at December 31, 2001, for those plans having such an excess.

j) The Financial Accounting Standard Board has issued FASB Statement 143 "Accounting for Asset Retirement Obligation", effective for fiscal years beginning after June 15, 2002. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The financial statements of the Company will be subject to this Statement in 2003.

k) The Financial Accounting Standard Board has also issued FASB Statement 144 "Accounting for the Impairment or Disposals of Long-Lived Assets". This standard retains the fundamental provisions of FASB 121 "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" with respect to the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. However, the Statement broadens the definition of discontinued operations, but precludes the accrual of future operating losses for those operations. The financial statements of the Company will be subject to this Statement in 2003.


Abitibi-Consolidated 2001            69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

The following financial information is presented in accordance with US GAAP, reflecting the adjustments disclosed above.

EFFECTS ON THE CONSOLIDATED NET EARNINGS

                                                                                    2001              2000         1999
-----------------------------------------------------------------------------------------------------------------------
                                                                                       $                 $            $
Net earnings, as reported in the consolidated statements of earnings per
   Canadian GAAP                                                                     289               367          216
Current year adjustments
   Foreign currency translation (a)                                                 (226)              (76)          68
   Derivative financial instruments (b)                                               25               (78)          49
   Redemption of stock options (e)                                                    --               (49)          --
   Duplicate property adjustments related to the business combination (f)             --               (67)          --
   Write-off of financing charges and foreign exchange losses on early debt
      retirement (c)                                                                  --                20           --
   Goodwill amortization (f)                                                           1                 1           --
   Less: Applicable income taxes on the above                                         (7)               66          (38)
-----------------------------------------------------------------------------------------------------------------------
Earnings before extraordinary item, as adjusted per US GAAP                           82               184          295
Extraordinary item net of applicable income taxes (c)                                 --               (14)          --
-----------------------------------------------------------------------------------------------------------------------
Net earnings, as adjusted per US GAAP                                                 82               170          295
=======================================================================================================================
Per share data (basic and diluted)
Net earnings, as reported per Canadian GAAP                                         0.66              0.96         0.86
=======================================================================================================================
Net earnings, as adjusted per US GAAP                                               0.19              0.44         1.18
=======================================================================================================================


                                     70                Abitibi-Consolidated 2001

CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                 2001                     2000
----------------------------------------------------------------------------------------------------
                                                       Canadian          US     Canadian          US
                                                           GAAP        GAAP         GAAP        GAAP
----------------------------------------------------------------------------------------------------
                                                              $           $            $           $
Current assets                                            1,640       1,368        1,659       1,418
Capital assets                                            8,154       6,947        8,022       7,085
Investments (d)                                              72         794           57         575
Deferred charges and other assets (a)                       421          70          180          23
Goodwill (f)                                              1,420       1,377        1,337       1,269
----------------------------------------------------------------------------------------------------
                                                         11,707      10,556       11,255      10,370
====================================================================================================
Current liabilities (b)                                   1,415       1,231        1,698       1,626
Long-term debt                                            5,809       5,438        5,265       4,687
Non-controlling interests                                    69          35           60          40
Employee future benefits (i)                                209         209          262         262
Future income taxes (a)(b)(i)                               940         827          875         823
Shareholders' equity                                      3,265       2,816        3,095       2,932
----------------------------------------------------------------------------------------------------
                                                         11,707      10,556       11,255      10,370
====================================================================================================

CONDENSED CONSOLIDATED CASH FLOWS

                                                                       2001         2000        1999
----------------------------------------------------------------------------------------------------
                                                                                 US GAAP
----------------------------------------------------------------------------------------------------
                                                                          $            $           $
Cash flows from operating activities                                    818        1,013         364
Cash flows from financing activities                                    (48)        (416)        (62)
Cash flows from investing activities                                   (697)        (561)       (371)

Cash and cash equivalents, end of year                                  133           60          24
====================================================================================================

OTHER DISCLOSURE

Under US GAAP, the Company is required to prepare a distinct statement of comprehensive income. This statement would be as follows for the years ended December 31, 2001, 2000 and 1999:

                                                                             2001         2000        1999
----------------------------------------------------------------------------------------------------------
                                                                                $            $           $
Net earnings, as adjusted per US GAAP                                          82          170         295
Other comprehensive income
   Cumulative translation adjustment on investment in foreign subsidiaries     57          (32)        (51)
   Loss on derivative financial instruments, net of taxes of $25 million (b)  (74)          --          --
   Additional minimum liability adjustments, net of taxes of $2 million (i)    (5)          --          --
----------------------------------------------------------------------------------------------------------
Comprehensive income                                                           60          138         244
==========================================================================================================


Abitibi-Consolidated 2001            71

ABITIBI-CONSOLIDATED INC.
Historical Review
(in millions of Canadian dollars, except per share amounts)

                                               2001    2000    1999    1998    1997    1996    1995    1994    1993    1992    1991
-----------------------------------------------------------------------------------------------------------------------------------
                                                  $       $       $       $       $       $       $       $       $       $       $
EARNINGS (3) (4)
Net sales                                     6,032   5,677   2,484   2,296   1,745   1,638   1,124     807     574     520     470
Cost of products sold                         4,208   3,994   1,822   1,547   1,170   1,029     648     524     448     431     394
Selling, general and administrative expenses    173     168      66      64      54      52      33      27      25      28      34
Depreciation and amortization                   667     511     224     201     173     148      67      58      60      53      42
Operating profit                                984   1,004     372     484     348     409     376     198      41       8      --
Interest on long-term debt                      472     379      94      87      85      75      16      17      14      34      17
Other expenses (income)                          17      21     (15)     14      (2)     (6)    (22)      1       1      (2)     30
Earnings (loss) before the following items      495     604     293     383     265     340     382     180      26     (24)    (47)
Income tax expense                              143     191      57     129     101     127     124      64      11      (2)    (17)
Non-controlling interests                        23      16      10      15       9      15      17       2      (2)     (7)     28
Goodwill amortization                            40      30      10      10      --      --      --      --      --      --      --
Net earnings (loss)                             289     367     216     229     155     198     241     114      17     (15)    (58)
Earnings (loss) per share (1)                  0.66    0.96    0.86    0.93    0.63    0.82    1.11    0.57    0.08   (0.09)  (0.33)
Dividends declared per share (1)               0.40    0.36    0.24    0.22    0.20    0.23    0.23    0.09    0.01      --    0.03
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEETS (3)
Current assets                                1,640   1,659     791     860     571     609     441     429     238     226     287
Capital assets                                8,154   8,022   2,668   2,573   1,898   1,960     846     674     508     546     575
Goodwill                                      1,420   1,337     154     158      --      --      --      --      --      --      --
Deferred charges and other assets               493     237     101     177      97      75      42      33      25      24      17
Current liabilities                           1,415   1,698     431     547     379     428     220     172      83     106     111
Long-term debt                                5,809   5,265   1,281   1,341     742     909     216     259     176     191     276
Future income taxes                             940     875     424     400     219     193     108     100      84      73      82
Other liabilities                               209     262      44      42      13      13      13      --      --      --      --
Non-controlling interests                        69      60      45      61      48      47      41      67      48      61      70
Shareholders' equity                          3,265   3,095   1,489   1,377   1,165   1,054     731     538     380     365     340

Book value per share (1)                       7.42    7.03    5.99    5.57    4.69    4.25    3.34    2.46    1.91    1.83    1.86
-----------------------------------------------------------------------------------------------------------------------------------

(1) Financial information per share and the number of shares have been calculated to reflect the three for two and the two for one stock split in 1999 and 1994,and the impact of share exchange based on reverse take-over method of purchase accounting in 2000.

(2) "Cash flows" figures for 1997 to 2001 inclusive reflect CICA new recommendations. The entry was formerly "Changes in financial position".

(3) Financial statements figures for 1998 to 2001 inclusive reflect CICA new recommendations regarding future income taxes and employee future benefits.

(4) Financial results prior to April 18, 2000 represent Donohue Inc. operations only, and results of Abitibi-Consolidated Inc. are included only from that date.


                                     72                Abitibi-Consolidated 2001

ABITIBI-CONSOLIDATED INC.
Historical Review
(in millions of Canadian dollars, except as noted)

                                               2001    2000    1999    1998    1997    1996    1995    1994    1993    1992    1991
-----------------------------------------------------------------------------------------------------------------------------------
                                                  $       $       $       $       $       $       $       $       $       $       $
CASH FLOWS (2)(3)(4)
OPERATING ACTIVITIES
Net earnings and items not affecting cash     1,087   1,013     458     456     373     411     334     192      89      30      54
Changes in non-cash operating working
   capital components                           (50)    179     (83)    (30)     (6)    (68)     31      36      (5)     46     (37)
-----------------------------------------------------------------------------------------------------------------------------------
                                              1,037   1,192     375     426     367     343     365     228      84      76      17
===================================================================================================================================
FINANCING ACTIVITIES
Net proceeds of issuance of shares               --       3      10       8       6     181       1      64       1      40      --
Increase in long-term debt                    1,579   5,316     144     874     306     957      87      86      78     168     160
Repayment of long-term debt                  (1,599) (4,015)   (140)   (373)   (574)   (284)   (126)    (75)   (115)   (291)    (48)
Increase (decrease) of bank loan                 --      --     (12)     (2)      2       4      (3)     19     (22)     19       2
Dividends                                      (198) (1,746)    (68)    (71)    (59)    (71)    (56)    (18)     (2)     (2)    (16)
Other                                            --     (90)     (6)     (6)     (6)    (15)     (1)    (13)     (1)     (3)     (1)
-----------------------------------------------------------------------------------------------------------------------------------
                                               (218)   (532)    (72)    430    (325)    772     (98)     63     (61)    (69)     97
===================================================================================================================================
INVESTMENT ACTIVITIES
Additions to capital assets                    (468)   (528)   (290)   (119)    (86)   (103)   (148)    (59)    (23)    (23)    (33)
Business acquisition, net of cash acquired     (286)    (41)    (82)   (675)     (9) (1,068)    (38)   (105)     --      --      --
Acquisition of non-controlling interests in
   subsidiary companies                          --      --      --      --      --      --    (100)     --      --      (1)   (121)
Other                                            16       9      --      (1)      6      --      --       1      --      --     (31)
-----------------------------------------------------------------------------------------------------------------------------------
                                               (738)   (560)   (372)   (795)    (89) (1,171)   (286)   (163)    (23)    (24)   (185)
===================================================================================================================================
Increase (decrease) in cash and
   cash equivalents                              81     100     (69)     61     (47)    (56)    (19)    128      --     (17)    (71)
===================================================================================================================================
SHIPMENTS
Newsprint (in thousands of tonnes)            4,456   4,667   2,275   1,848   1,439   1,189     540     544     478     476     415
Value-added groundwood papers and
   market pulp (in thousands of tonnes)       2,052   1,739     614     571     425     406     372     324     316     301     261
Lumber (in millions of board feet)            1,704   1,828   1,476   1,325   1,275   1,136     971     827     654     601     470

RATIOS
Return on shareholders' equity (3)              9.1    16.0    14.7    18.0    14.1    22.3    38.3    25.1     4.5    (4.4)  (16.1)
Net long-term debt to total capitalization     0.64    0.63    0.46    0.46    0.41    0.48    0.11    0.17    0.26    0.32    0.40
===================================================================================================================================

(1) Financial information per share and the number of shares have been calculated to reflect the three for two and the two for one stock split in 1999 and 1994, and the impact of share exchange based on reverse take-over method of purchase accounting in 2000.

(2) "Cash flows" figures for 1997 to 2001 inclusive reflect CICA new recommendations. The entry was formerly "Changes in financial position".

(3) Financial statements figures for 1998 to 2001 inclusive reflect CICA new recommendations regarding future income taxes and employee future benefits.

(4) Financial results prior to April 18, 2000 represent Donohue Inc. operations only, and results of Abitibi-Consolidated Inc. are included only from that date.


Abitibi-Consolidated 2001            73

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.    Consent to Service of Process

      The Registrant has previously filed with the Commission a Form F-X in connection with the Common Shares.

                                    EXHIBITS

      The following exhibits are filed as part of this report:

      Exhibit
      Number       Title
      ------       -----

      1.           Consent of PricewaterhouseCoopers LLP*

      *     Previously filed on Form 40-F on May 16, 2002.

                                    SIGNATURE

      Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                                    ABITIBI-CONSOLIDATED INC.


May 31, 2002                           By: /s/ Jacques P. Vachon
                                           ---------------------
                                           Jacques P. Vachon
                                           Senior Vice-President, Corporate
                                           Affairs and Secretary

                                  EXHIBIT INDEX

  Number    Document
  ------    --------

      1.    Consent of PricewaterhouseCoopers*

* Previously filed on Form 40-F on May 16, 2002.