Form 40-F
period 2002-12-31
ABITIBI CONSOLIDATED INC
filed 2003-05-16
CIK 1039778

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 40-F
            |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002       Commission File Number 1-14636
--------------------------------------------------------------------------------

                            Abitibi-Consolidated Inc.
             (Exact name of Registrant as specified in its charter)

              Canada                              2621                    92-0171273
(Province or other jurisdiction of    (Primary Standard Industrial     (I.R.S. Employer
  incorporation or organization)       Classification Code Number)    Identification No.)

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                  Name of each exchange on which registered
-------------------                  -----------------------------------------
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

|X| Annual information form             |X| Audited annual financial statements

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                  The Registrant had 440,174,994 Common Shares
                       Outstanding as at December 31, 2002

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the
   Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
    1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                     Yes |_|.                       No |X|.

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                     Yes |X|.                       No |_|.

2 Documents included in this Form:

No.   Document
---   --------

1. Annual Information Form of the Registrant for the fiscal year ended December 31, 2002

2. Consolidated Audited Financial Statements of the Registrant as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, including a reconciliation to United States generally accepted accounting principles

3.    Management's Discussion and Analysis of the Registrant

4. Comments by Auditors for United States Readers on Canada-U.S. Reporting Differences.

Controls and Procedures

Within the 90 days prior to the filing date of this report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant's disclosure controls and procedures are effective in timely alerting them to material information relating to the Registrant (including its consolidated subsidiaries) required to be included in the Registrant's periodic Securities and Exchange Commission filings. No significant changes were made in the Registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Disclosure controls and procedures are those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Registrant's management, including the Registrant's principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

                                                                      DOCUMENT 1

                           [LOGO] ABITIBI
                                  CONSOLIDATED


                         1155 Metcalfe Street, Suite 800
                                Montreal, Quebec
                                     H3B 5H2

                         ANNUAL INFORMATION FORM FOR THE
                       FISCAL YEAR ENDED DECEMBER 31, 2002

                                  May 16, 2003

                       DOCUMENTS INCORPORATED BY REFERENCE

Certain pages specifically identified of the 2002 Annual Report of Abitibi-Consolidated Inc., including the audited consolidated financial statements and the notes thereto for the fiscal year ended December 31, 2002, the report of the auditors thereon dated January 22, 2003 and the management discussion and analysis (the "2002 Annual Report"), and certain pages specifically identified of the Management Proxy Circular dated March 4, 2003 in connection with the April 23, 2003 annual meeting of the shareholders of Abitibi-Consolidated Inc. (the "2002 Proxy Circular"), filed with the securities commission or similar authority in each of the provinces of Canada and the U.S. Securities and Exchange Commission, are specifically incorporated by reference into and form an integral part of this Annual Information Form.

                                GLOSSARY OF TERMS

Unless otherwise noted or the context otherwise indicates, references to the "Company" are to Abitibi-Consolidated Inc., its subsidiaries and its interests in joint ventures and other entities.

A Glossary of Terms is included on pages 86 and 87 of the Company's 2002 Annual Report and is incorporated herein by reference.

--------------------------------------------------------------------------------
Forward-looking Statements

Certain statements contained in this Annual Information Form and under the heading "Management Discussion and Analysis" on pages 26 to 39 of the Company's 2002 Annual Report and in other sections of such 2002 Annual Report, including statements which may contain words such as "anticipate", "could", "expect", "seek", "may", "intend", "will", "believe" and similar expressions, statements that are based on current expectations and estimates about the markets in which the Company operates and statements of the Company's belief, intentions and expectations about developments, results and events which will or may occur in the future constitute "forward-looking statements" within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995, and are based on certain assumptions and analysis made by the Company derived from its experience and perceptions. In addition, other written or oral statements, which constitute forward-looking statements may be made from time to time by or on behalf of the Company. Such forward-looking statements are subject to important risks, uncertainties, and assumptions which are difficult to predict which affect the Company's operations, including but not limited to: the impact of general economic conditions in the United States and Canada and in countries in which the Company currently does business; impact of new duties imposed on lumber exported to the United States; industry conditions, including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's businesses; increased competition; lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; fluctuation in foreign exchange or interest rates; stock market volatility; obtaining required approvals of regulatory authorities; opportunities available to or pursued by the Company; ability to successfully integrate companies or businesses acquired and other factors, many of which are beyond the control of the Company. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, the Company will derive therefrom. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
--------------------------------------------------------------------------------


                                                                               2
================================================================================
Abitibi-Consolidated Inc.
2002 Annual Information Form

                                TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE ............................................    2
GLOSSARY OF TERMS ..............................................................    2
ITEM 1: DATE OF ANNUAL INFORMATION FORM ........................................    4
ITEM 2: CORPORATE STRUCTURE ....................................................    4
   Formation of Issuer .........................................................    4
   Subsidiaries ................................................................    4
ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS ....................................    5
   Sale of Saint-Felicien Pulp Mill ............................................    5
   Alma Mill ...................................................................    5
   Indefinite Idling & Capacity Reduction Program ..............................    5
   Credit Rating ...............................................................    5
   Creation of a Joint Venture to Produce Engineered Wood ......................    6
   Thorold Mill ................................................................    6
   Baie Comeau Mill ............................................................    6
   Exploits River Hydro ........................................................    6
   Market Related Downtime .....................................................    6
   U.S. Debt Financing .........................................................    6
   Operational Improvements ....................................................    6
   Port-Alfred Mill ............................................................    7
   ISO Certification of Forest Management Systems ..............................    7
   Pan Asia Joint Venture ......................................................    7
   Texas Mills Modernization Program ...........................................    7
   Capital Expenditure Policy ..................................................    7
   Sale of the Wayagamack Mill .................................................    8
   Sale of Chandler Mill .......................................................    8
   Launch of Equal Offset(TM) ..................................................    8
   Work Force Reduction Program ................................................    8
   Acquisition of Donohue ......................................................    8
   Major Developments at Donohue ...............................................    8
   Trends ......................................................................    9
      Newsprint ................................................................    9
      Value-Added Groundwood Papers ............................................    9
      Lumber ...................................................................    9
ITEM 4: DESCRIPTION OF THE BUSINESS ............................................    9
   Paper and Lumber Sales Distribution .........................................   10
   Principal Production Facilities .............................................   10
   Competition .................................................................   10
   Effects of Environmental Regulation on Capital Expenditures .................   10
   Human Resources .............................................................   10
   Fibre Supply ................................................................   11
   Energy Supply ...............................................................   11
   Foreign Exchange ............................................................   11
   Litigation ..................................................................   11
      United States Customs Investigation Related to Softwood Lumber Products ..   11
      Softwood Lumber Dispute ..................................................   12
ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION ............................   12
   Annual Financial Information for the Previous Three Years ...................   12
      Dividend Restrictions and Dividend Policy ................................   12
ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS ...................................   13
ITEM 7: MARKET FOR SECURITIES ..................................................   13
ITEM 8: DIRECTORS AND OFFICERS .................................................   13
   Directors ...................................................................   13
   Officers ....................................................................   13
ITEM 9: ADDITIONAL INFORMATION .................................................   14
ITEM 10: SUBSEQUENT EVENTS .....................................................   14
      Softwood Lumber Dispute ..................................................   14
      Credit Rating ............................................................   15
      Port Alfred Mill .........................................................   15


                                                                               3
================================================================================
Abitibi-Consolidated Inc.
2002 Annual Information Form

                            ABITIBI-CONSOLIDATED INC.
                             ANNUAL INFORMATION FORM

ITEM 1: DATE OF ANNUAL INFORMATION FORM

This Annual Information Form is dated as of May 16, 2003. Except as otherwise indicated, the information contained in this Annual Information Form is stated as at December 31, 2002 and all dollar amounts are expressed in Canadian dollars.

ITEM 2: CORPORATE STRUCTURE

Formation of Issuer

The Company continued from the amalgamation of Abitibi-Price Inc. ("API") and Stone-Consolidated Corporation ("SCC") under the Canada Business Corporations Act, pursuant to a certificate and articles of amalgamation dated May 30, 1997 (the "Amalgamation").

API was incorporated under the laws of Canada on February 9, 1914. SCC continued from the amalgamation of Stone-Consolidated Corporation (the "Former SCC") and Rainy River Forest Products Inc. ("RR"), pursuant to a plan of arrangement effective as at November 1, 1995. The Former SCC was incorporated under the laws of Canada on June 22, 1993 and acquired its operating assets on December 17, 1993 from its sole shareholder at that time, Stone Container (Canada) Inc., a wholly-owned subsidiary of Stone Container Corporation (now a subsidiary of Smurfit-Stone Container Corporation). Prior to that date, SCC had no history as a separate operating entity. RR was incorporated under the laws of Ontario on April 28, 1941. The principal executive office and the registered office of the Company are located at 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2.

Subsidiaries

The following lists the principal subsidiaries of the Company as at December 31, 2002, as well as their respective jurisdictions of incorporation.
Parent-subsidiary relationships are denoted by indentations. Unless otherwise indicated, 100 percent of the shares of each subsidiary is owned by the immediate parent company.

    Abitibi-Consolidated Inc. (1)                                   Canada
         Abitibi-Consolidated Company of Canada(2)                  Quebec
              Pan Asia Paper Co. Ltd. (3)                           China
              Donohue Industries Inc. (4)                           Delaware
              Abitibi Price Corporation(4)                          Delaware
                      Abitibi Consolidated Sales Corporation(5)     Delaware
              Bridgewater Paper Co. Limited                         England

----------
(1) Abitibi-Consolidated Inc. holds a 51% interest in Donohue Malbaie Inc., which owns one of the paper machines of the Clermont newsprint mill located in Quebec.

(2) Abitibi-Consolidated Company of Canada is a direct wholly-owned subsidiary of Abitibi-Consolidated Inc. and holds most of the Canadian operating assets of the Company.

(3) Pan Asia Paper Co. Ltd. is a joint venture having an interest in four mills producing mainly newsprint located in South Korea, China and Thailand and in which Abitibi-Consolidated Company of Canada holds a 50% ownership interest.

(4) Donohue Industries Inc. and Abitibi Price Corporation are indirect wholly-owned subsidiaries of Abitibi-Consolidated Company of Canada. Donohue Industries Inc.'s name has been changed to Abitibi-Consolidated Corp. in January 2003.

(5) Abitibi Consolidated Sales Corporation holds a 50% ownership interest in a newsprint joint venture in Augusta, Georgia and a 100% interest in Abitibi-Price Alabama Recycling Corporation and Abitibi-Price Alabama Corporation, which in turn holds a 50% ownership interest in Alabama River Newsprint Company.


                                                                               4
================================================================================
Abitibi-Consolidated Inc.
2002 Annual Information Form

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a global leader in newsprint, uncoated groundwood papers and lumber with an annual marketing capacity of six million tonnes of newsprint including third parties' volume and nearly two million tonnes of value-added groundwood papers. In addition, the Company is a leading lumber producer in North America with an annual aggregate capacity of 2.3 billion board feet.

The Company has ownership interests in 27 paper mills, 22 sawmills, 1 engineered-wood and 2 remanufacturing facilities located in Canada, the United States, the United Kingdom, South Korea, China and Thailand. The Company also operates ten recycling centres.

Sale of Saint-Felicien Pulp Mill

In August 2002, the Company sold its northern bleached softwood kraft ("NBSK") pulp mill located in Saint-Felicien, Quebec, to a member of a group of entities controlled by SFK Pulp Fund (collectively, "SFK") for a total consideration valued at $693 million. The consideration consisted of $544 million in cash and a 25% interest through a holding of class "B" units. The Company's interest in SFK is subordinated, until December 31, 2003, to the SFK units offered to the public in respect of monthly cash distributions. Of the cash proceeds, $16 million was reserved to maintain, until December 31, 2003, the level of monthly distributions that would have been payable on all publicly-held SFK units had the Company held and retained an indirect economic interest of 41%. Excluding the subordination, the Company realized a pre-tax gain of $364 million on disposal of 75% of the pulp mill. The net proceeds from the sale were used to reduce outstanding indebtedness of the Company by $370 million.

Alma Mill

In December 2002, the Company announced it would convert the newsprint machine at its mill in Alma, Quebec, to produce the Company-developed groundwood paper known as Equal OffsetTM. The total cost of the project is estimated at $181 million, including capitalized interests, to be spent over the next two years to convert this Alma machine to produce annually up to 230,000 tonnes of Equal OffsetTM.

Indefinite Idling & Capacity Reduction Program

In December 2002, the Company also announced the indefinite idling of its operations at the Sheldon, Texas newsprint mill. This action, combined with the conversion to Equal OffsetTM of the newsprint machine at the Alma Mill, as stated above, will allow the Company to permanently convert 170,000 tonnes of annual newsprint capacity and indefinitely idle an additional 472,000 tonnes of higher cost newsprint capacity as part of its focused downtime strategy; thereby improving its overall cost structure and adjusting its production to its order books.

By the second quarter of 2001, the Company had completed the capacity reduction program of its high-cost newsprint through the shutdown of approximately 130,000 tonnes at its West Tacoma mill in December 2000, 180,000 tonnes of shutdown and conversion to value-added paper at its Kenora mill in June 2001, and the conversion of approximately 45,000 tonnes to value-added groundwood paper capacity at other mills. These reductions are in addition to the reduction, in 1999, of the Company's high-cost newsprint production capacity by approximately 353,000 tonnes through the closure of the Chandler mill and the shutdown of high-cost machines at its Iroquois Falls and West Tacoma mills.

Credit Rating

On November 18, 2002, one of the three rating agencies that rate the Company's debt instruments assigned a Ba1 (with a stable outlook) rating to the Company's debentures down from a Baa3 (negative outlook). Interest payments under the Company's current debt are expected to rise by two to three million dollars annually as a result of this rating change.


                                                                               5
================================================================================
Abitibi-Consolidated Inc.
2002 Annual Information Form

Creation of a Joint Venture to Produce Engineered Wood

In November 2002, the Company and Louisiana-Pacific Canada Ltd. ("Louisiana-Pacific") formed a joint venture to produce I-joists, used mainly in residential and commercial floor construction. The new mill, with an annual production capacity of 70 million linear feet, is located in Larouche, in the Lac-St-Jean region of Quebec. The Company and Louisiana-Pacific each own 50% of the joint venture and invest a total of $15 million.

Thorold Mill

In the third quarter of 2002, the Company completed the conversion of its Thorold, Ontario mill to produce newsprint with 100% recycled content. The project was completed on time and below the original $50 million budget.

Baie Comeau Mill

The Company is investing $42 million to upgrade the Baie Comeau, Quebec, operation to a thermomechanical process, thereby increasing paper quality and reducing production costs.

Exploits River Hydro

On September 19, 2001, the Company entered into a partnership with Central Newfoundland Energy Inc., a non-regulated subsidiary of Fortis Inc. to further develop the hydroelectric potential in Newfoundland. The Company holds a 49% interest in the partnership. The first phase of the $65 million project ($68 million including capitalized interest) is planned to be operational in the first part of 2003 while the second and final phase is scheduled to start by the end of 2003. During 2002, the partnership secured $65 million in debt maturing in 2029 from a syndicate of lenders, with no recourse to the Company. Additional energy produced, covered by a 30-year contract, will be sold to Newfoundland and Labrador Hydro.

Market Related Downtime

In 2002, excluding Pan Asia, the Company took 887,000 tonnes of market-related downtime in order to adjust production according to its order books. The downtime was mainly taken from the indefinite idling of three machines, one at each of the Lufkin and Sheldon mills in Texas and one at the Port-Alfred mill in Quebec. The remaining downtime was taken through temporary shutdown at all locations. This compares to 796,000 tonnes of downtime taken in 2001.

U.S. Debt Financing

On December 11, 2001, Abitibi-Consolidated Company of Canada ("ACCC"), a direct wholly-owned subsidiary of the Company, issued in the United States an aggregate amount of US$300,000,000 of 6.95% Notes due December 15, 2006 (the "Notes"), unconditionally guaranteed as to payment by Abitibi-Consolidated Inc. The Notes were issued under the US$600,000,000 shelf registration statement of ACCC and the Company (as guarantor) declared effective by the United States Securities and Exchange Commission on November 20, 2001. The net proceeds from the offering were used to reduce outstanding indebtedness of the Company under existing bank credit facilities.

Operational Improvements

Synergy cost savings from the Donohue acquisition reached an annualised run rate of $294 million in the fourth quarter of 2001, surpassing the $250 million target set by the Company after the acquisition of Donohue Inc., whose name was subsequently changed to Abitibi-Consolidated Holding 1 Inc. ("Donohue"). Donohue was dissolved on August 8, 2002 following which all of its remaining property, assets and liabilities were transferred and assigned to the Company, its sole shareholder.


                                                                               6
================================================================================
Abitibi-Consolidated Inc.
2002 Annual Information Form

The Company set a target of reducing its costs in 2002 by $100 million compared to 2001. All of the Company's locations implemented cost improvement initiatives to reduce material usage and/or increase machine productivity. At the end of the year 2002, the Company had realized $89 million in annualised cost reductions. Lower productivity caused by market-related downtime was the main factor for the Company not achieving its original goal. The Company intends to pursue cost reduction initiatives in 2003.

Port-Alfred Mill

The agent appointed by the Canadian Competition Bureau in December 2001 could not complete the divestiture of the Port-Alfred, Quebec newsprint mill before the expiry of the period provided for in the Consent Order issued by the Competition Tribunal following the Company's undertaking to the Bureau of December 2000. The Bureau is currently conducting an inquiry into the sale process.

ISO Certification of Forest Management Systems

At the end of 2001, forest management systems covering 11.5 million hectares of woodland under the Company's care had been certified ISO 14001. The Company achieved its goal for 2002 to have all of the Company's 18 million hectares of its total managed land base in Canada, associated with certified management systems. The Company plans to obtain Sustainable Forest Management Certification for its North American operations by the end of 2005. See page 34 of the Company's 2002 Annual Report for more information.

Pan Asia Joint Venture

In August 2001, the Company increased its interest in Pan Asia Paper Co. Ltd ("Pan Asia") from one-third to one-half under an agreement with Norske Skogindustrier ASA of Norway ("Norske") whereby they jointly acquired the one-third interest previously owned by Hansol Paper Co., Ltd. of South Korea ("Hansol") for a total of US$350 million (the Company's share was US$175 million). Pan Asia is a joint venture that owns 100% of two newsprint mills in South Korea, 90% of a newsprint mill in Thailand and 56.1% of a newsprint mill in China. The four mills owned by Pan Asia have an aggregate annual capacity of approximately 1.45 million tonnes.

In May 2002, the Company and Norske amended the Shareholder's Agreement of Pan Asia to better suit a dual ownership structure following the exit of Hansol. Pan Asia paid a dividend of US$25 million to each of its two shareholders on May 15, 2002.

Texas Mills Modernization Program

In August 2001, the Company completed the modernization program relating to the Sheldon and Lufkin mills in Texas. This program put into place by Donohue prior to its acquisition by the Company was targeted at lowering costs, ensuring compliance with all applicable environmental standards, increasing recycled fibre content and value-added paper production capacity.

The new supercalendered paper machine at the Lufkin, Texas mill began operation in August 2001. The start-up curve is on schedule and the machine is currently producing ABIBRITETM (Mando) and ABICALTM (SNC) grades.

Capital Expenditure Policy

The Company adopted a disciplined capital expenditure program to limit capital expenditures on existing assets at or below its fixed assets amortization levels. Following the acquisition of Donohue, the Company's objective for 2002 was to limit capital expenditures to 50% of fixed assets amortization, or approximately $300 million, excluding the remaining commitments to upgrade the Sheldon and Lufkin mills located in Texas and the Company's share of Pan Asia's capital expenditures. This objective was achieved, as $214 million were spent in capital expenditures in 2002, well below the target of $300 million. The Company continues to take a disciplined approach to capital expenditures targeting $300 million, or less than 50% amortization, for investments and asset maintenance for the year 2003.


                                                                               7
================================================================================
Abitibi-Consolidated Inc.
2002 Annual Information Form

Sale of the Wayagamack Mill

On May 8, 2001, the Company sold to Kruger Wayagamack Inc., a majority-owned subsidiary of Kruger Inc., substantially all of the assets of the Wayagamack mill located in Trois-Rivieres, Quebec. Kruger Wayagamack Inc. has announced its intention to transform the mill over the next few years into a manufacturing facility for certain coated groundwood grades that are not currently part of the Company's core products.

Sale of Chandler Mill

On December 14, 2000, the Company sold its idled Chandler mill to a company formed by the Fonds de solidarite des travailleurs du Quebec (F.T.Q.) for an aggregate purchase price of $35 million.

Launch of Equal Offset(TM)

The Company completed in 2000 its $50 million project to convert one paper machine at the Beaupre mill from Alternative OffsetTM to Equal OffsetTM. Equal OffsetTM is a lower cost groundwood-based substitute to standard offsets of comparable quality. Alternative Offset(TM) capacity was transferred to other mills, ultimately eliminating newsprint capacity at these mills.

Work Force Reduction Program

In 2000, the Company successfully completed the 10% workforce cost reduction program implemented in 1999. The workforce reductions occurred by way of severances and early retirements.

Acquisition of Donohue

On February 11, 2000, the Company made an offer to purchase all of the issued and outstanding shares of Donohue, a major integrated paper and forest products company engaged in the manufacture and sale of newsprint, market pulp and wood products. On April 18, 2000, the Company acquired approximately 95% of the shares of Donohue pursuant to the offer, at a price of $12.00 plus 1.8462 common shares of the Company for each Donohue share. On June 22, 2000, the Company acquired, pursuant to the provisions of Section 51 of the Companies Act (Quebec), all Donohue shares held by holders who had not accepted the Company's offer on the same terms and conditions under which Donohue shares were acquired by the Company in the offer, thus becoming the sole shareholder of Donohue.

The total consideration for the acquisition was valued at $7.1 billion and included approximately $1.6 billion in cash and approximately 249.2 million common shares of the Company, as well as the assumption of $1.4 billion of debt. The financing required to consummate the acquisition of Donohue was initially obtained pursuant to a credit agreement with a syndicate of lenders (the "Bridge Facility"). On July 13, 2000, the Company issued an aggregate of US$450,000,000 of 8.30% notes due 2005, US$500,000,000 of 8.55% notes due 2010 and
US$450,000,000 of 8.85% debentures due 2030 in the United States. The borrowings incurred under the Bridge Facility were repaid from the net proceeds of such offering.

Major Developments at Donohue

Major events that have influenced the general business development of Donohue over the three years, preceding its acquisition by the Company, include:

      o The acquisition on August 4, 1999 of the remaining 50.1% of the outstanding shares of Finlay Forest Industries Inc., a joint venture operating a newsprint and specialties mill and two sawmills in Mackenzie, British Columbia, for $80 million. The Mackenzie mill currently has a total capacity of 189,000 tonnes (185,000 tonnes of newsprint and 4,000 tonnes of valued-added paper); and

      o The sale on December 3, 1999 by Donohue of its 50% interest in the joint venture Donohue Matane Inc.


                                                                               8
================================================================================
Abitibi-Consolidated Inc.
2002 Annual Information Form

Trends

      Newsprint

The Company currently expects North American demand to remain flat to slightly positive in the first half of 2003, before a moderate recovery is expected in the second half. The Company expects total 2003 consumption to be higher than 2002 but in the low single-digit percentage points. The key risk factors to a demand recovery are the strength of the North American economy, particularly advertising expenditures, and the economic impact of the war in Iraq. Management expects demand in Europe to remain approximately the same for 2003. The main risk factor to demand in Europe is the potential for economic conditions to deteriorate. The Company believes that announced capacity reduction in North America partly offset by additions in other parts of the world, could lead to a more balanced supply/demand situation.

      Value-Added Groundwood Papers

The Company believes that demand should continue to improve in 2003 as economic conditions improve. Increased advertising expenditures should positively affect the demand for value-added papers used for inserts, flyers, catalogues and magazines. While recent capacity additions will continue to put pressure on these grades, the impact on the supply/demand balance should be smaller than in 2002.

      Lumber

The Company believes low U.S interest rates will help support housing starts in the first half of 2003 and the anticipated general economic recovery should keep housing starts high and improve prices in the second half.

ITEM 4: DESCRIPTION OF THE BUSINESS

The Company's principal operations produce and market newsprint and value-added groundwood papers. The Company's operations also include the manufacturing and marketing of lumber and other value-added wood products.

These businesses are described in the "Management's Discussion and Analysis", on the following pages of the Company's 2002 Annual Report:

      Newsprint                                          Pages 28 and 29

      Value-Added Groundwood Papers                      Pages 29 and 30

      Lumber                                             Pages 30, 31 and 32

The segmented results for these businesses are shown in the Company's Consolidated Financial Statements for the three years ended December 31, 2002, on page 45 of the Company's 2002 Annual Report.

The principal market for the Company's products is the United States, with the remainder marketed worldwide. See "consolidated geographic segments" on page 46 for a breakdown of sales of the Company's products by geographic areas. Following the acquisition of Donohue by the Company, former Donohue shareholders held, as a group, more than 55% of all outstanding shares of the Company and accordingly, the transaction was accounted for using the reverse takeover method of purchase accounting. Consistent with the reverse takeover method of purchase accounting, all financial data contained in the Management's Discussion and Analysis and the Company's Consolidated Financial Statements for any period prior to April 18, 2000 (the date of the acquisition of Donohue by the Company) represent the results of Donohue only. The results of operations and assets of the Company are included only from that date.


                                                                               9
================================================================================
Abitibi-Consolidated Inc.
2002 Annual Information Form

Paper and Lumber Sales Distribution

In North America, the Company distributes paper products primarily through its own sales force, directed from Montreal, Quebec, a customer service centre in White Plains, New York and sales offices in Chicago, Illinois, Dallas, Texas, and Scottsdale, Arizona. Internationally, the Company has sales offices in Ellesmere Port, U.K. and supplements its sales force efforts with independent commissioned sales agents and distributors.

The Company distributes lumber products through its own sales force based in Montreal, Quebec and a sales office in Vancouver, British Columbia.

Principal Production Facilities

The location and capacity of each of the Company's paper manufacturing and sawmill operations are listed on pages 24 and 25 of the Company's 2002 Annual Report.

Competition

Competition is present in all markets for the Company's products. The Company's main competitors are North American and Western European paper manufacturers and North American lumber producers. While selling prices, quality and customer service are generally the principal factors influencing competition, other factors such as risks related to foreign exchange, cost of fibre supply, as well as the ongoing dispute between the United States and Canada regarding the sale of softwood lumber exports to the United States, can also have an impact on the Company's competitive position. See "Management's Discussion and Analysis; Risk and Uncertainties" on pages 33 to 35 of the Company's 2002 Annual Report for a more detailed discussion of the foregoing.

Effects of Environmental Regulation on Capital Expenditures

The financial and operational effects of environmental protection requirements on capital expenditures are described under the caption "Management's Discussion and Analysis; Environment" on page 34 of the Company's 2002 Annual Report.

Human Resources

As of December 31, 2002, the Company employed approximately 16,000 people as compared with the 17,000 employed at the end of 2001. The net decrease results from the on-going effects of the workforce cost reduction program completed in 2000 as well as from the sale of Saint-Felicien Pulp mill and machine and mill closures. Approximately 75% of the Company's employees are under collective agreements. With the exception of one collective agreement, all of the collective agreements that have expired prior to December 31, 2002, have been renegotiated and renewed. In 2003, the Company will renegotiate the collective agreements that will expire at one of its newsprint mills, and some of its sawmills and woodlands facilities. While the Company does not anticipate any labour disruptions, as is the case with any negotiation, the possibility exists that conflicts will arise.


                                                                              10
================================================================================
Abitibi-Consolidated Inc.
2002 Annual Information Form

Fibre Supply

Virgin wood, virgin wood fibre and waste paper constitute the basic raw materials for the Company's newsprint, value-added groundwood papers and lumber. Each of the Company's mills uses virgin wood fibre and/or recycled fibre in its paper production. The Company's Canadian mills obtain a majority of their virgin wood and virgin wood fibre requirements from rights to cut timber on public lands pursuant to agreements with the applicable provincial governments. The volume of timber allocated to the Company under these agreements varies depending on, among other things, changes in the requirements of the mill, availability of alternate fibre sources, the level of forest management activities carried out by the Company to maintain a sustainable wood fibre yield, and adjustments to the volume of timber allocated to the Company as provided for in the legislation of each jurisdiction from time to time. The Company's fibre resources are obtained mostly from harvesting rights on public lands in Quebec, Ontario, Newfoundland and British-Columbia. The Provinces of Quebec and British Columbia are currently reviewing changes to the applicable legislation that could have an impact on forest management practices in their provinces. Some reduction in harvesting rights allocation and increases in costs of forest management may occur as a result. See "Management's Discussion and Analysis; Risk and Uncertainties - Fibre Supply" on page 34 of the Company's 2002 Annual Report for additional information on the sources, pricing and availability of the Company's raw material requirements.

Energy Supply

As is generally the case for paper manufacturers, electric power is one of the largest cost components for the Company. In 2002, the Company internally generated, from hydroelectric and cogeneration sources, approximately 26% of the electric power it used excluding Pan Asia. The Company's ability to continue to internally generate hydroelectric power is conditional on the Company's ability to renew its rights to utilize and manage provincial waterways for the generation of electric power. The renewals of these rights are subject to provincial government discretion and certain conditions including the operation of the paper mills to which the electrical generating capacity relates. The Company burns biomass to generate a significant proportion of its steam requirements. The Company's remaining energy needs are met through agreements with local electric utilities and oil, coal and natural gas suppliers on standard market terms. The major suppliers of the Company's external electric power needs include Hydro-Quebec and Ontario Power Generation.

Foreign Exchange

The Company's foreign exchange risk and foreign exchange management policy are described in the "Management's Discussion and Analysis; Risk and Uncertainties - Foreign Exchange", on pages 33 and 34 of the Company's 2002 Annual Report.

Litigation

      United States Customs Investigation Related to Softwood Lumber Products

On June 30, 1999, the Company and Produits Forestiers Petit Paris Inc. (one of the Company's joint venture sawmills for which the Company acts as the exclusive sales agent) were sent notices by the United States Customs Services ("Customs") stating that a civil Customs investigation had been initiated. Customs has alleged that the Company has fraudulently described certain softwood lumber imports into the United States as "truss components" and classified them accordingly, when in fact they were not. The Company denies the fraud allegations and is also disputing Customs' views on the underlying classification questions.

In February 2001, Customs issued a ruling that the lumber products at issue should be classified as softwood lumber and not as "truss components" as claimed by the Company. The Company has appealed this classification ruling into the U.S. courts. Because the proceedings are still at an early stage, it is not possible to predict the likelihood of success for the Company at this juncture.


                                                                              11
================================================================================
Abitibi-Consolidated Inc.
2002 Annual Information Form

In the fall of 1999, the U.S. Attorney's office, District of Maine, instituted a grand jury criminal investigation related to imports of angle cut lumber for "truss components" by Donohue Forest Products Inc. (now ACCC), now a subsidiary of the Company. Customs also has launched a civil investigation concerning this matter. Customs is holding this civil investigation in abeyance, pending the outcome of the U.S. Attorney's investigation. Both investigations claim that ACCC fraudulently classified regular softwood lumber as "truss components". ACCC denies these claims and has been cooperating with both investigations. These investigations are still pending, and it is not possible to predict their outcome at this stage.

      Softwood Lumber Dispute

Following the expiration in March 2001 of the softwood lumber agreement between Canada and the United States, and in response to complaints of U.S. based competitors, the United States Department of Commerce and the United States International Trade Commission conducted investigations into whether the Canadian softwood lumber was subsidized and/or sold at less than fair value and causing injury to the softwood lumber industry in the United States. On April 2, 2002, the Department of Commerce determined a company-specific antidumping margin for the Company of 14.60%. It also found an industry-wide countervailing duty rate for certain provinces, including those in which the Company operates, of 19.34%. On May 22, 2002, the Department of Commerce amended its determination in the antidumping investigation, and lowered the Company's antidumping rate to 12.44% and the countervailing duty to 18.74%. Also in May, the International Trade Commission determined that imports of Canadian softwood lumber threatened future injury to the softwood lumber industry in the United States. As a result of these determinations, from mid-May 2002, the Company has been required to post cash deposits on its softwood lumber exports to the United States, in the amount of 12.44% for estimated antidumping duties and 18.79% for estimated countervailing duties. The Company has no potential liability for antidumping or countervailing duties on its U.S. exports occurring before that time.

The actual duty assessment rates, for both antidumping and countervailing duties on affected imports as from mid-May 2002, will be determined in retrospective annual review proceedings before the Department of Commerce, which proceedings will commence in mid-2003 and conclude in late 2004. Thus, the Company's actual duty liability for 2002 will not be known for some time. For the future, the impact of such duties on the profitability of the Company's lumber operations will depend not only on the actual assessment rates, which cannot be predicted at this time, but also on the impact of duties on lumber prices in both the United States and Canada.

The Company and other parties to the investigations have appealed from the final determinations of both the Department of Commerce and the International Trade Commission to bi-national panels pursuant to the North American Free Trade Agreement, which appeals could result in further changes to these rates or in the elimination of such duties. The Government of Canada also has brought dispute settlement proceedings before the World Trade Organization.

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Financial Information for the Previous Three Years

Selected financial information for the Company's last three years is included in "Historical Review", on pages 70 to 73 of the Company's 2002 Annual Report.

This information should be read in conjunction with the Company's "Management's Discussion and Analysis" and audited consolidated financial statements for the three years ended December 31, 2002, on pages 26 to 69 of the Company's 2002 Annual Report.

      Dividend Restrictions and Dividend Policy

Abitibi-Consolidated Inc. is not subject to restrictions on payment of dividends under loan agreements. Pursuant to the Canada Business Corporations Act, the Company is prohibited to declare or pay a dividend if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they


                                                                              12
================================================================================
Abitibi-Consolidated Inc.
2002 Annual Information Form
become due or the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. Dividends on common shares are declared by the Company on a quarterly basis and the amount may vary from quarter to quarter.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's "Management's Discussion and Analysis" is included on pages 26 to 39 of the Company's 2002 Annual Report.

ITEM 7: MARKET FOR SECURITIES

Information on the Company's market for securities is included on page 88 of the Company's 2002 Annual Report.

ITEM 8: DIRECTORS AND OFFICERS

Directors

The names of the directors of the Company, as well as their respective principal occupation and municipality of residence, are provided on pages 84 to 85 of the Company's 2002 Annual Report.

Each director holds office until the earlier of the next annual shareholders meeting of the Company or the appointment or nomination of such director's successor. See "Election of Directors" on pages 3 and 4 of the Company's 2002 Proxy Circular for information on the periods during which each director has served on the board of directors of the Company and the identity of the members of committees of the board of directors of the Company.

Officers

The name, municipality of residence and offices of each executive officer of the Company as of December 31, 2002 are set forth below:

       ----------------------------------------------------------------------------------------
       Name and Municipality of Residence      Offices
       ----------------------------------------------------------------------------------------
       JOHN W. WEAVER                          President and Chief Executive Officer
       Montreal, Quebec
       ----------------------------------------------------------------------------------------
       LOUIS-MARIE BOUCHARD                    Senior Vice-President, Woodlands and Sawmills
       Quebec, Quebec                          Operations
       ----------------------------------------------------------------------------------------
       ALAIN GRANDMONT                         Senior Vice-President, Value-Added Paper
       Montreal, Quebec                        Operations
       ----------------------------------------------------------------------------------------
       COLIN KEELER                            Senior Vice-President, North American Newsprint
       Montreal, Quebec                        Sales
       ----------------------------------------------------------------------------------------
       PAUL PLANET                             Senior Vice-President, International Paper Sales
       Montreal, Quebec
       ----------------------------------------------------------------------------------------
       PIERRE ROUGEAU                          Senior Vice-President, Corporate Development and
       Montreal, Quebec                        Chief Financial Officer
       ----------------------------------------------------------------------------------------
       DAVID A. SCHIRMER, JR.                  Senior Vice-President, Value-Added Paper Sales
       Darien, Connecticut
       ----------------------------------------------------------------------------------------
       THOR THORSTEINSON                       Senior Vice-President, North American Newsprint
       Montreal, Quebec                        Operations
       ----------------------------------------------------------------------------------------
       BRUNO TREMBLAY                          Senior Vice-President, Technology Services
       Notre-Dame de l'Ile Perrot, Quebec
       ----------------------------------------------------------------------------------------
       JACQUES P. VACHON                       Senior Vice-President, Corporate Affairs and
       Montreal, Quebec                        Secretary
       ----------------------------------------------------------------------------------------
       VIATEUR CAMIRE                          Vice-President, Human Resources
       Longueuil, Quebec
       ----------------------------------------------------------------------------------------


                                                                              13
================================================================================
Abitibi-Consolidated Inc.
2002 Annual Information Form

       ----------------------------------------------------------------------------------------
       Name and Municipality of Residence      Offices
       ----------------------------------------------------------------------------------------
       ALLEN DEA                               Vice-President and Treasurer
       Longueuil, Quebec
       ----------------------------------------------------------------------------------------
       JOCELYN PEPIN                           Vice-President and Controller
       Longueuil, Quebec
       ----------------------------------------------------------------------------------------

       ----------------------------------------------------------------------------------------

All executive officers have been employed by the Company, API or SCC for the past five years, with the following exceptions: Mr. Rougeau was Managing Director at UBS Bunting Warburg Inc. from March 1998 until September 2001, when he joined the Company. Prior to such time he was Managing Director of Scotia Capital Markets Inc.; and each of Mr. Bouchard and Mr. Camire were officers of Donohue prior to joining the Company in May 2000 following the acquisition of Donohue by the Company. Mr. Bouchard was Senior Vice-President, Woodlands and Sawmills and Mr. Camire was Vice-President, Human Resources. Mr. Pepin was Vice-President and Controller of Quebecor Inc. from February 2001 until September 2001, and also Corporate Controller at Donohue prior to its acquisition by the Company in May 2000.

As at December 31, 2002, directors and officers of the Company held a total of 283,324 of the Company's common shares, representing 0.064% of the Company's outstanding common shares. In addition, as at December 31, 2002, officers held 3,714,254 options to purchase common shares of the Company.

ITEM 9: ADDITIONAL INFORMATION

When securities of the Company are in the course of a distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of a distribution of the Company's securities, (i) copies of this Annual Information Form, together with copies of any document or the relevant pages of any document incorporated by reference in this Annual Information Form, (ii) copies of the comparative consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and copies of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year, (iii) copies of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and (iv) copies of any other documents that are incorporated by reference into the prospectus, may be obtained from the Secretary of the Company on request. At any other time, copies of the documents referred to in (i) to (iii) above, may be obtained from the Secretary of the Company, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Additional information including Directors' and Officers' remuneration, their indebtedness to the Company, the principal holders of the Company's securities, the options to purchase securities and the interests of insiders in material transactions, where applicable, is contained in the Company's 2002 Proxy Circular. Additional financial information is provided in the Company's consolidated financial statements contained in its annual report for its most recently completed financial year.

ITEM 10: SUBSEQUENT EVENTS

The information set forth below is stated as at May 16, 2003.

      Softwood Lumber Dispute

In February 2003, discussions took place between representatives of the Canadian and the United States governments with a view to resolve this trade dispute. While no settlement was reached at that time, the Company notes that such discussions have taken place periodically, and may resume in the future. The Company cannot predict whether a settlement of the dispute eventually will be achieved.


                                                                              14
================================================================================
Abitibi-Consolidated Inc.
2002 Annual Information Form

      Credit Rating

On February 18, 2003, a second of three rating agencies that cover the Company's debt instruments lowered its rating from BBB- (with negative outlook) to BB+ (with a stable outlook). As was the case for the first agency, this change in the Company's debt instruments rating does not have a significant impact on its 2003 interest cost.

      Port Alfred Mill

In April 2003, counsels to the Company has advised that the Canadian Competition Bureau concluded its inquiry on the sale process and that it has closed its file.


                                                                              15
================================================================================
Abitibi-Consolidated Inc.
2002 Annual Information Form

                                                                      DOCUMENT 2

MANAGEMENT'S REPORT



The consolidated financial statements and all other information in the Annual Report are the responsibility of the Company's management and have been approved by its Board of Directors.

The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and include some amounts, which are based on best estimates and judgement. Financial information provided elsewhere in the Annual Report is consistent with that shown in the financial statements.

Senior management of the Company is responsible for the design, establishment and maintenance of appropriate internal controls and procedures for financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company's transactions are properly authorized, the Company's assets are safeguarded against unauthorized or improper use, and the Company's transactions are properly recorded and reported to permit the preparation of the Company's financial statements in conformity with generally accepted accounting principles. A team of internal auditors regularly evaluates the effectiveness of the Company's accounting systems, policies and internal controls and procedures for financial reporting, and presents its findings to senior management. Senior management then informs the Corporate Governance Committee and the Audit Committee of its conclusions arising from this evaluation.

External and internal auditors have free and independent access to the Audit Committee, which is comprised of five unrelated members of the Board of Directors. The Audit Committee, which meets regularly throughout the year with members of the financial management and the external and internal auditors, reviews the consolidated financial statements and recommends their approval to the Board of Directors.

The accompanying consolidated financial statements have been examined by the external auditors, PricewaterhouseCoopers LLP, whose report follows.



(signed)                                               (signed)
JOHN W. WEAVER                                         PIERRE ROUGEAU
President and                                          Senior Vice-President,
Chief Executive Officer                                Corporate Development and
                                                       Chief Financial Officer

January 28, 2003                                       January 28, 2003
Montreal, Quebec, Canada                               Montreal, Quebec, Canada







40                                                     Abitibi-Consolidated 2002

AUDITORS' REPORT



TO THE SHAREHOLDERS OF ABITIBI-CONSOLIDATED INC.

We have audited the consolidated balance sheets of ABITIBI-CONSOLIDATED INC. as at December 31, 2002 and 2001 and the consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian Generally Accepted Accounting Principles.



(signed)
PricewaterhouseCoopers LLP
CHARTERED ACCOUNTANTS
January 22, 2003
Montreal, Quebec, Canada



Abitibi-Consolidated 2002                                                     41

CONSOLIDATED STATEMENT OF EARNINGS
Year ended December 31
(in millions of Canadian dollars, except per share amounts)

                                                                            2002      2001     2000
                                                                            ----      ----     ----
                                                                               $         $        $
Net sales                                                                  5,122     5,811    5,370
                                                                           -----     -----    -----

Cost of products sold                                                      4,107     4,018    3,814
Selling, general and administrative expenses                                 169       172      167
Amortization of fixed assets                                                 648       640      489
Amortization of intangible assets                                             16        16       12
                                                                           -----     -----    -----
Operating profit from continuing operations                                  182       965      888
Financial expenses (note 5)                                                  444       470      407
Loss (gain) on translation of foreign currencies                             (54)      265       95
Other expenses (income) (note 6)                                              13        13       (7)
                                                                           -----     -----    -----
Earnings (loss) from continuing operations
  before the following items                                                (221)      217      393
Income tax expense (recovery) (note 7)                                      (181)       84      147
Non-controlling interests                                                      7        23       16
                                                                           -----     -----    -----
Earnings (loss) from continuing operations before goodwill amortization      (47)      110      230
Goodwill amortization                                                         --        40       30
                                                                           -----     -----    -----
Earnings (loss) from continuing operations                                   (47)       70      200
Earnings from discontinued operations (note 4)                               306        36       93
                                                                           -----     -----    -----
Net earnings for the year                                                    259       106      293
                                                                           =====     =====    =====

Earnings (loss) per share (basic and diluted) (note 8)
From continuing operations before goodwill amortization                    (0.11)     0.25     0.60
From continuing operations                                                 (0.11)     0.16     0.52
Net earnings                                                                0.59      0.24     0.76
                                                                           =====     =====    =====

Weighted average number of common shares outstanding (in millions)           440       440      384
Common shares outstanding at end of year (in millions)                       440       440      440
                                                                           =====     =====    =====



CONSOLIDATED STATEMENT OF DEFICIT
(in millions of Canadian dollars)

                                                                            2002      2001     2000
                                                                            ----      ----     ----
                                                                               $         $        $
Retained earnings (deficit), beginning of year - as reported                (286)     (399)   1,053
Cumulative effect of changes in accounting policies (note 1)                (294)     (111)     (37)
                                                                           -----     -----    -----
Retained earnings (deficit), beginning of year - as restated                (580)     (510)   1,016

Net earnings for the year                                                    259       106      293
Redemption of stock options                                                   --       --       (49)
Dividends declared                                                          (176)     (176)    (148)
Acquisition dividend (note 3)                                                 --        --   (1,622)
                                                                           -----     -----    -----
Deficit, end of year                                                        (497)     (580)    (510)
                                                                           =====     =====    =====


See accompanying Notes to Consolidated Financial Statements.





42                                                     Abitibi-Consolidated 2002

CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended December 31
(in millions of Canadian dollars, except per share amounts)

                                                                            2002      2001     2000
                                                                            ----      ----     ----
                                                                               $         $        $
CONTINUING OPERATING ACTIVITIES
                                                                             (47)       70       200
Earnings (loss) from continuing operations
Amortization                                                                 664       696       531
Future income taxes                                                         (208)       12       115
Loss (gain) on translation of foreign currencies                             (59)      259        95
Employee future benefits, excess of disbursements over expense               (69)      (58)      (31)
Non-controlling interests                                                      7        23        16
Other non-cash items                                                          21        39       (14)
                                                                           -----     -----     -----
                                                                             309     1,041       912
Changes in non-cash operating working capital components (note 10)           (66)      (51)      183
                                                                           -----     -----     -----
Cash flows from continuing operating activities                              243       990     1,095
                                                                           -----     -----     -----


FINANCING ACTIVITIES OF CONTINUING OPERATIONS

Increase in long-term debt                                                   911     1,579     5,316
Repayment of long-term debt                                               (1,281)   (1,599)   (4,015)
Financing fees                                                              --          --       (43)
Acquisition dividend (note 3)                                               --          --    (1,622)
Dividends paid to shareholders                                              (176)     (176)     (104)
Dividends paid to non-controlling shareholders
of subsidiary companies                                                       (5)      (22)      (20)
Redemption of stock options                                                   --        --       (49)
Net proceeds on issuance of shares                                            --        --         3
Other                                                                         --        --         2
                                                                           -----     -----     -----
Cash flows used in financing activities of continuing operations            (551)     (218)     (532)
                                                                           -----     -----     -----

INVESTING ACTIVITIES OF CONTINUING OPERATIONS

Business acquisition, net of cash acquired (note 3)                           --      (286)      (41)
Additions to fixed assets                                                   (214)     (459)     (521)
Net proceeds on disposal of fixed assets                                      --        43        34
Net proceeds on disposal of discontinued operations (note 3)                 460        --        --
Investments                                                                  (46)      (16)      (17)
Other                                                                         --       (11)       (8)
                                                                           -----     -----     -----
Cash flows from (used in) investing activities of continuing operations      200      (729)     (553)
                                                                           -----     -----     -----

Cash generated by (used in) continuing operations                           (108)       43        10
Cash generated by discontinued operations (note 4)                            51        38        90
                                                                           -----     -----     -----
Increase (decrease) in cash and cash equivalents during the year             (57)       81       100
Currency translation adjustment on cash                                       (5)        4        (1)
Cash and cash equivalents, beginning of year                                 208       123        24
                                                                           -----     -----     -----
Cash and cash equivalents, end of year (note 10)                             146       208       123
                                                                           =====     =====     =====

Cash flows from continuing operating activities per share                   0.55      2.25      2.85
                                                                           =====     =====     =====


See accompanying Notes to Consolidated Financial Statements.





Abitibi-Consolidated 2002                                                     43

CONSOLIDATED BALANCE SHEET
As at December 31
(in millions of Canadian dollars)

                                                                2002        2001
                                                                ----        ----
                                                                   $           $
ASSETS

CURRENT ASSETS

Cash and cash equivalents                                         146        208
Accounts receivable                                               543        478
Inventories (note 11)                                             780        844
Prepaid expenses                                                   59         52
Current assets of discontinued operations (note 4)                 --         58
                                                               ------     ------
                                                                1,528      1,640

Investments (note 3 and note 12)                                  264         72
Fixed assets (note 13)                                          7,138      7,531
Intangible assets (note 14)                                       501        517
Other assets (note 15)                                             74         83
Goodwill (note 1 and note 3)                                    1,426      1,420
Non-current assets of discontinued operations (note 4)             --        106
                                                               ------     ------

                                                               10,931     11,369
                                                               ======     ======


LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities
  Continuing operations                                         1,108      1,157
  Discontinued operations (note 4)                                 --          9
Long-term debt due within one year (note 16)                      225        249
                                                               ------     ------
                                                                1,333      1,415

Long-term debt (note 16)                                        5,408      5,809
Employee future benefits (note 17)                                135        204
Future income taxes (note 7)                                      765        881
Deferred gain (note 3)                                            134         --
Non-controlling interests                                          70         69
Non-current liabilities of discontinued operations (note 4)        --         20

SHAREHOLDERS' EQUITY

Capital stock (note 8)                                          3,520      3,520
Contributed surplus                                                14         14
Deficit                                                          (497)      (580)
Foreign currency translation adjustment (note 18)                  49         17
                                                               ------     ------
                                                                3,086      2,971
                                                               ------     ------

                                                               10,931     11,369
                                                               ======     ======

See accompanying Notes to Consolidated Financial Statements.

Approved by the Board



(signed)                                      (signed)
JOHN W. WEAVER                                DAVID A. WARD
President and Chief Executive Officer         Chairman of the Audit Committee



44                                                     Abitibi-Consolidated 2002

CONSOLIDATED BUSINESS SEGMENTS
Year ended December 31
(in millions of Canadian dollars)

                                                                                                   SALES
                                   NET                 OPERATING             ADDITIONS TO         VOLUME
                                 SALES  AMORTIZATION      PROFIT     ASSETS  FIXED ASSETS     (UNAUDITED)
                                 -----  ------------      ------     ------  ------------     -----------
                                     $             $           $          $             $
2002
Newsprint                        2,915           425          --      7,145           152       4,624 (A)
Value-added groundwood papers    1,541           186         136      3,034            38       1,770 (A)
Lumber (1)                         666            53          46        752            24       1,759 (B)
                                 -----           ---         ---      -----           ---       --------
Continuing operations            5,122           664         182     10,931           214
                                 =====           ===         ===     ======           ===       ========


2001
Newsprint                        3,502           449         636      7,460           173       4,456(a)
Value-added groundwood papers    1,717           155         317      2,854           242       1,761(a)
Lumber (1)                         592            52          12        891            44       1,704(b)
                                 -----           ---         ---     ------           ---       --------
Continuing operations            5,811           656         965     11,205           459
                                 =====           ===         ===     ======           ===       ========


2000
Newsprint                        3,424           338         632      7,176           148       4,667(a)
Value-added groundwood papers    1,308           109         254      2,915           324       1,406(a)
Lumber (1)                         638            54           2        883            49       1,828(b)
                                 -----           ---         ---      -----           ---       --------
Continuing operations            5,370           501         888     10,974           521
                                 =====           ===         ===      =====           ===       ========


(1) Lumber sales are presented net of inter-segment sales of $163 million in 2002 (2001 - $199 million, 2000 - $202 million).

(a) in thousands of tonnes
(b) in millions of board feet


See accompanying Notes to Consolidated Financial Statements.

Abitibi-Consolidated 2002                                                     45

CONSOLIDATED GEOGRAPHIC SEGMENTS
Year ended December 31
(in millions of Canadian dollars)

Net sales and fixed assets, intangible assets and goodwill by geographic manufacturing location are as follows:

                                                                   FIXED ASSETS,
                                                                      INTANGIBLE
                                                                          ASSETS
                                                      NET SALES     AND GOODWILL
                                                      ---------     ------------
                                                              $                $
2002
Canada                                                    3,708            5,640
USA                                                         716            2,063
Other countries                                             698            1,362
                                                          -----            -----
Continuing operations                                     5,122            9,065
                                                          =====            =====

2001

Canada                                                    4,286            5,931
USA                                                         925            2,202
Other countries                                             600            1,335
                                                          -----            -----
Continuing operations                                     5,811            9,468
                                                          =====            =====
2000

Canada                                                    3,854            6,281
USA                                                       1,028            2,084
Other countries                                             488              886
                                                          -----            -----
Continuing operations                                     5,370            9,251
                                                          =====            =====

Net sales by ultimate sales destination are as follows:

                                              2002          2001            2000
                                              ----          ----            ----
                                                 $             $               $

Canada                                         724           745             633
USA                                          3,088         3,709           3,549
Other countries                              1,310         1,357           1,188
                                             -----         -----           -----
Continuing operations                        5,122         5,811           5,370
                                             =====         =====           =====


See accompanying Notes to Consolidated Financial Statements.


46                                                     Abitibi-Consolidated 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    These consolidated financial statements of Abitibi-Consolidated Inc. ("the Company") are expressed in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian
    GAAP"). These financial statements differ in certain respects from those prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP") and are not intended to provide certain disclosures which would typically be found in US GAAP financial statements. These measurement differences are described in note 23 "Differences between Canadian and United States Generally Accepted Accounting Principles".

    PRINCIPLES OF CONSOLIDATION

    Effective April 18, 2000, the Company acquired all of the outstanding common shares of Donohue Inc. ("Donohue"). The business combination of the Company and Donohue has been accounted for using the reverse takeover method of purchase accounting. Donohue was deemed to be the acquirer and to have purchased the assets and liabilities of Abitibi-Consolidated Inc. because the shareholders of Donohue, as a group, became owners of more than 56% of the voting shares of the Company on a fully diluted basis following the business combination. The results of operations of Abitibi-Consolidated Inc. are included in the consolidated financial statements from April 18, 2000, the date of the business combination. For accounting purposes, the Company is considered to be a continuation of Donohue except with regard to the authorized and issued capital stock, which is that of the legal parent company, Abitibi-Consolidated Inc. The consolidated results of operations and cash flows for the period from January 1, 2000 to April 17, 2000 are those of Donohue only. Consolidated pro forma results of operations and cash flows are presented in note 3 as supplementary information, as if the business combination had occurred on January 1, 2000.

    The consolidated financial statements include the accounts of the Company, all its subsidiaries and its proportionate interest in joint venture partnerships. The investments in companies subject to significant influence are accounted for using the equity method.

    BUSINESS OF THE COMPANY

    The Company operates an integrated business in forest products. Operations are located in Canada, the United States, the United Kingdom, South Korea, China, and in Thailand. The woodlands operations supply logs to sawmills and certain pulp and paper mills. Sawmills process logs to produce wood products and wood chips. The production and selling of wood products constitutes the "Lumber" segment. Chips are used in the production of newsprint, value-added groundwood papers and market pulp. The remaining fibre requirements for the production of newsprint and value-added groundwood papers comes mainly from the paper recycling facilities operated by the Company and from long-term supply agreements. The manufacturing and selling of newsprint and the collection of old papers constitute the "Newsprint" segment. Newsprint is used to print newspapers and advertising flyers therefore demand is determined by circulation and advertising. The manufacturing and selling of value-added groundwood papers and a small volume of market pulp constitute the "Value-added groundwood papers" segment. Value-added groundwood papers are used by commercial printers, converters, advertisers and publishers to produce advertising inserts, books, telephone directories, business forms, magazines and catalogues.

    Most of the Company's products are marketed globally with a significant concentration in the United States. The Company does not have any customers for which sales exceed 10% of total sales.

    The accounting policies, used in each of these business segments, are the same as those described in this summary of significant accounting policies. Head Office costs are distributed to the different segments using an appropriate method and this distribution is accounted for at book value. Inter-segment transfers of wood chips, old papers and electricity are recorded at the exchange value, which is the amount agreed to by the parties.

    The business segments are managed separately because each segment requires different technology and marketing strategies. Business segment operating profits take into account net sales, cost of products sold, selling, general and administrative expenses, and amortization for each business segment. Interest income, financial charges, other expenses, and income tax expense are not allocated to specific business segments.


Abitibi-Consolidated 2002                                                     47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

    USE OF ESTIMATES

    The preparation of financial statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

    REVENUE

    The Company recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable and collection is considered probable. Distribution costs of $582 million in 2002 (2001 - $581 million, 2000 - $559 million) have been charged against gross revenue in determining the net sales.

    TRANSLATION OF FOREIGN CURRENCIES

    Self-sustaining foreign operations

    Assets and liabilities of self-sustaining foreign subsidiaries and joint ventures are translated into Canadian dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included in the foreign currency translation adjustment account in shareholders' equity.

    Domestic and integrated foreign operations

    Monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities of integrated foreign operations are translated at the historical rate relevant for the particular asset or liability. The resulting exchange gains or losses are absorbed by operations in the year. Revenues and expenses are translated at prevailing market rates in the recognition period.

    Translation of other foreign currency transactions

    US dollar debt is translated at year-end exchange rate. The resulting exchange gains or losses are included in earnings in the year.

    Realized gains and losses on options and forward exchange contracts that hedge anticipated revenues are included in earnings when such revenue is earned.

    INVENTORIES

    Lumber, newsprint and value-added groundwood paper inventories are valued at the lower of cost, determined on an average cost basis, and net realizable value.

    Logs, chips, other raw materials, and production and maintenance supply inventories are valued at the lower of cost, determined on an average cost basis, and replacement cost.

    INVESTMENTS

    Investments in companies and other entities subject to significant influence are accounted for using the equity method. Other investments are recorded at cost.

    FIXED ASSETS AND AMORTIZATION

    Fixed assets are recorded at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related fixed assets.


48                                                     Abitibi-Consolidated 2002

Amortization is provided principally using the straight-line method at rates which amortize the fixed assets' cost over the productive lives of the assets as follows:


                                                                            RATE
                                                                            ----
Buildings, pulp and paper mill production equipment,
  and main logging roads                                                  4 - 5%
Sawmill production equipment                                           8.5 - 10%
Hydroelectric power plants                                                  2.5%


Additions to fixed assets are amortized from the date of operation.

INTANGIBLE ASSETS AND AMORTIZATION

Intangible assets are recorded at cost. Amortization is provided using the straight-line method over the productive lives of the intangible assets.

                                                                            RATE
                                                                            ----
Water rights                                                                2.5%
Cutting rights                                                                4%


ENVIRONMENTAL COSTS

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of fixed assets. Amortization is charged to income over the estimated future benefit period of the asset. Environmental expenditures that are not expected to provide a benefit to the Company in future periods are accrued and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated.

EMPLOYEE FUTURE BENEFITS

The estimated cost of pensions and other post-retirement benefits provided by the Company to employees is accrued using actuarial techniques and assumptions, including an appropriate discount rate, during the employees' active service years.

The Company amortizes past service costs and cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the projected benefit obligation or the market-related value of plan assets, over the average remaining service period of the active employee group covered by the plans. The expected return on pension plan assets is based on a market-related value determined by using a five-year moving average for equity securities held, and by valuing other asset classes at their fair value.

GOODWILL

Goodwill represents the excess of the purchase amount of investments in subsidiaries, joint ventures and businesses acquired over the proportionate share of the underlying value of the identifiable net assets at the date of acquisition. Since January 1, 2002, goodwill is no longer amortized to earnings, but periodically tested for impairment. During the fourth quarter of 2002, the Company completed the annual impairment test and found no impairment of goodwill. On an ongoing basis (absent any impairment indicators), the Company expects to perform its annual impairment tests during the fourth quarter of each year.

INCOME TAXES

Future income tax assets and liabilities are recognized for the future income tax consequences of events that have been included in the financial statements or income tax returns of the Company. Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets, liabilities and certain carry forward items.

Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.


Abitibi-Consolidated 2002                                                     49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

    OTHER ASSETS

    Deferred financing fees are amortized over the life of the related long-term debt, which generally ranges from 5 to 30 years.

    STOCK-BASED COMPENSATION PLANS

    The Company has stock-based compensation plans, which are described in note
    9. The Company records to earnings the intrinsic value of stock options at the grant date, which is usually nil. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to capital stock.

    All costs related to the other stock-based compensation plans are accrued and expensed to earnings when earned.

    CHANGE IN ACCOUNTING POLICIES

    Effective January 1, 2002, the Company adopted the new recommendations of
    Section 3062 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook") with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. During the second quarter, the Company completed the required transitional impairment test as at January 1, 2002 and found no impairment of goodwill. On an ongoing basis (absent any impairment indicators), the Company expects to perform its annual impairment tests during the fourth quarter of each year.

    Effective January 1, 2002, the Company adopted retroactively with restatement the new recommendations of Section 1650 of the Handbook with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of unrealized translation gains or losses on foreign currency denominated monetary items (mainly US dollars long-term debt) that have a fixed or ascertainable life extending beyond the period. As a result of these recommendations, "other assets" decreased by $338 million, future income taxes decreased by $44 million, and deficit increased by $294 million as of December 31, 2001. The restatement of prior periods earnings resulted in a decrease in net earnings of $183 million ($0.42 per share) for the year ended December 31, 2001, and a decrease in net earnings of $74 million ($0.20 per share) for the year ended December 31, 2000.

    Effective January 1, 2002, the Handbook established new recommendations on stock-based compensation and other stock-based payments. The Company has chosen not to adopt the fair value method to record the stock options granted to employees and therefore, the new recommendations have had no effect on the balance sheet and the net earnings of the Company. The Company has presented the fair value disclosures required in note 9 to these financial statements.

    The adoption of the new recommendations had no effect on the cash flows of the Company.

    ACCOUNTING PRINCIPLES ISSUED BUT NOT YET IMPLEMENTED

    The CICA has issued Accounting Guideline AcG-13 "Hedging Relationships" that presents the views of the Accounting Standard Board on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, as well as on the discontinuance of hedge accounting. The Guideline establishes certain conditions for when hedge accounting may be applied. This Guideline should be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. In Management's opinion, the implementation of this Guideline would not have significant impact on the financial statements of the Company.

    Effective January 1, 2003, the CICA has issued Emerging Issues Committee Abstract 132 "Share Purchase Financing" that provides guidelines on accounting for share purchase loans receivable from employees, mainly as to when those loans should be presented as a deduction from shareholders' equity and when so, interest received should be accounted for as a capital transaction. The Abstract also provides with required disclosures for such share purchase loans receivable from employees. The accounting treatment in this Abstract should be applied to all financial statements for all periods of fiscal years beginning on or after January 1, 2003. As of December 31, 2002, the Company had $5 million of such loans, which are presented as accounts receivable.

    COMPARATIVE FIGURES

    Certain comparative figures presented in the financial statements have been reclassified to conform to the present year presentation.


50                                                     Abitibi-Consolidated 2002

 2. INVESTMENT IN JOINT VENTURES
    (in millions of Canadian dollars)

    The Company's consolidated financial position as at December 31, 2002 and 2001 and consolidated results of operations and cash flows for the years ended December 31, 2002 and 2001, and from April 18, 2000 to December 31, 2000 include, on a proportionate consolidation basis, the impact of its US joint venture partnerships comprising of Augusta Newsprint Company ("Augusta") - 50%,Alabama River Newsprint Company ("Alabama") - 50% and Alabama River Recycling Company ("Alabama Recycling") - 50%, its Asian joint venture ("PanAsia") -33.33% up to August 16, 2001 and 50% thereafter, Star Lake Hydro Partnership - 51% and the Company's investments in joint venture sawmills in Quebec as shown in the table below.

                                                         2002       2001       2000
                                                         ----       ----       ----
                                                            $          $          $
    EARNINGS
    Net sales                                             847        717        540
    Operating profit                                      112        146        101
    Net earnings                                           59         68         42

    CASH FLOWS FROM (USED IN)
    Operating activities                                   68         96         83
    Financing activities                                  (45)       (53)       (67)
    Investing activities                                  (23)       (39)       (14)
                                                        -----      -----        ---
                                                           --          4          2
                                                        =====      =====        ===

    ASSETS
    Current assets                                        295        256        223
    Fixed assets and other non-current assets           1,226      1,211        937

    LIABILITIES
    Current liabilities                                   135        104         74
    Long-term debt                                        504        590        578
    Other non-current liabilities                          75         64         30
                                                        -----      -----        ---


    Beginning January 1, 2003, the Company has an option, at a predetermined amount, to purchase the other joint venture partner's 50% interest in Alabama and Alabama Recycling. This option is valid until June 30, 2005.

    Beginning June 30, 2003, the Company has an option to purchase the other joint venture partner's 50% interest in Augusta. This option is valid until June 30, 2005.


Abitibi-Consolidated 2002                                                     51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

 3. ACQUISITIONS AND DIVESTITURE
    (in millions of Canadian dollars)

    A) 2002 DIVESTITURE

    On August 1, 2002, the Company completed the sale of its northern bleached softwood kraft pulp mill located in Saint-Felicien, Quebec ("the Mill") to SFK Pulp General Partnership ("SFK GP"), created by SFK Pulp Fund ("the Fund") to acquire the Mill. The Company kept all trade receivables related to the Mill's business as at the closing date and received consideration comprising $437 million in cash, net of $3 million of post-closing transaction costs, 17,775,000 Class B exchangeable units of SFK GP ("Class B units") and a contingent consideration of $11 million. On August 16, 2002, pursuant to the exercise of the over-allotment option for units of the Fund by underwriters, the Company received an additional $23 million and a contingent consideration of $5 million on redemption of 2,962,500 Class B units. At December 31, 2002, the Company has a 25% interest in SFK GP.

    Total net proceeds to the Company, after transaction costs, were approximately $624 million. The Company recorded a gain of $364 million before income taxes and a deferred gain of $134 million on interest yet retained at December 31, 2002. This deferred gain will be recorded to earnings upon sale of the investment.

    The $16 million contingent consideration is to be held in trust by the Fund and may be released monthly to the Company between August 1, 2002 and December 31, 2003 if the Fund's monthly distributable cash, as defined in the relevant agreements exceeds certain levels. As of December 31, 2002, an amount of $5 million has been used by the Fund for distributions to its unitholders. The deferred gain described above has been reduced by the same amount.

    Class B units are exchangeable into the Fund units on a one-for-one basis, under certain conditions. The Company accounts for its investment in SFK GP using the equity method. The Company views this investment as non-strategic and plans to divest it when appropriate.

    B) 2001 ACQUISITIONS

    On August 16, 2001, the Company acquired 16.67% of the outstanding shares of PanAsia, a company owning interests in four newsprint mills located in Asia. As a result of that transaction, the Company's proportionate ownership rose from 33.33% to 50%. On September 4, 2001, the Company acquired all the outstanding shares of Valley Recycling Works Inc., carrying on a business of paper collection and sorting facilities located in Arizona.

    C) 2000 ACQUISITION

    Effective April 18, 2000, Abitibi-Consolidated Inc. acquired 100% of the outstanding Class A Subordinate Voting Shares and Class B Shares of Donohue (the "Donohue Shares") for a cash payment per Donohue Share of $12 and the issuance of 1.846 Abitibi-Consolidated Inc. common shares for each Donohue Share acquired.

    As described in note 1, the business combination of Abitibi-Consolidated Inc. and Donohue has been accounted for using the reverse takeover method of purchase accounting. The cash component of the transaction, which amounted to $1,622 million, has been accounted for as a dividend paid to the former Donohue shareholders. The net assets acquired are those of Abitibi-Consolidated Inc. as at April 18, 2000, at their fair value. This value was based upon the assigned value of $16.25 per share for the 190 million issued and outstanding shares of Abitibi-Consolidated Inc. at that date, for a total value of $3,097 million.

    The earnings of all businesses acquired or divested are included from the date of acquisition or up to the date of divestiture.

52                                                     Abitibi-Consolidated 2002

The fair value of net assets acquired and the carrying value of net assets sold were as follows:


                                                                           2002        2001        2000
                                                                     ----------  ----------  ----------
                                                                     NET ASSETS  NET ASSETS  NET ASSETS
                                                                           SOLD    ACQUIRED    ACQUIRED
                                                                     ----------  ----------  ----------
                                                                              $           $           $
Net assets acquired or sold
Current assets                                                               31          51         955
Fixed assets                                                                104         280       5,349
Other assets and investments                                                 --           3          70
Current liabilities assumed                                                  (9)        (30)       (920)
Long-term debt and bank loan                                                 --        (117)     (2,868)
Employee future benefits                                                     (5)         --        (290)
Non-controlling interests                                                    --         (11)        (19)
Future income tax liabilities                                                --          (3)       (340)
Goodwill                                                                     --         121       1,213
                                                                           ----         ---       -----
Fair value of net assets acquired or carrying value of net assets sold      121         294       3,150
                                                                           ====         ===       =====

Consideration paid (received)
Cash                                                                       (460)        286          53
Balance receivable                                                          (16)         --          --
Note payable                                                                 --           8          --
Class B exchangeable units of SFK GP                                       (148)         --          --
Common shares                                                                --          --       3,097
                                                                           ----         ---       -----
                                                                           (624)        294       3,150
                                                                           ====         ===       =====


As mentioned in note 1 (principles of consolidation), the consolidated results of operations and cash flows for the period from January 1, 2000 to April 17, 2000 are those of Donohue Inc. only. The following pro forma condensed consolidated statements of earnings and cash flows for the year ended December 31, 2000 are presented as supplementary information. They give effect to the business combination of Donohue Inc. and Abitibi-Consolidated Inc. as though it had taken place on January 1, 2000.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
Year ended December 31, 2000
(in millions of Canadian dollars, except per share amounts)

                                                                     (UNAUDITED)
                                                                     -----------
                                                                               $
Net sales                                                                  6,496
                                                                           -----

Operating profit from continuing operations                                  993
Financial expenses                                                           522
Earnings from continuing operations before goodwill amortization             223
Goodwill amortization                                                         40
                                                                           -----

Earnings from continuing operations                                          183
Earnings from discontinued operations                                         93
                                                                           -----
Net earnings                                                                 276
                                                                           =====

Earnings per share (basic and diluted)
    From continuing operations before goodwill amortization                 0.51
    From continuing operations                                              0.42
Net earnings                                                                0.63
                                                                           =====

Weighted average number of common shares outstanding (in millions)           440
                                                                           =====





Abitibi-Consolidated 2002                                                     53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

    PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
    Year ended December 31, 2000
    (in millions of Canadian dollars)

                                                                     (UNAUDITED)
                                                                     -----------
                                                                              $
    CONTINUING OPERATING ACTIVITIES
    Cash flows from continuing operating activities                         932
                                                                         ------

    FINANCING ACTIVITIES OF CONTINUING OPERATIONS
    Increase in long-term debt                                            5,532
    Repayment of long-term debt                                          (3,998)
    Dividends paid to shareholders                                       (1,798)
    Redemption of stock options                                             (49)
    Other                                                                   (58)
                                                                         ------
    Cash flows used in financing activities of continuing operations       (371)
                                                                         ------

    INVESTING ACTIVITIES OF CONTINUING OPERATIONS
    Business acquisition, net of cash acquired                              (41)
    Additions to fixed assets                                              (603)
    Other                                                                    (4)
                                                                         ------
    Cash flows used in investing activities of continuing operations       (648)
                                                                         ------

    Cash used by continuing operations                                      (87)
                                                                         ======

 4. DISCONTINUED OPERATIONS
    (in millions of Canadian dollars, except per share amounts)

    As mentioned in note 3, on August 1, 2002, the Company completed the sale of its northern bleached softwood kraft pulp mill located in Saint-Felicien, Quebec. Accordingly, the operations of the Saint-Felicien pulp mill have been classified as discontinued operations.

    Earnings from discontinued operations are as follows:

                                                        2002     2001     2000
                                                        ----     ----     ----
                                                           $        $        $

    Net sales                                            103      215      298
                                                        ----     ----     ----

    Operating earnings before income taxes                19       53      135
    Income tax expense                                    (6)     (17)     (42)
    Gain on disposal of business before income taxes     364       --       --
    Income tax expense                                   (71)      --       --
                                                        ----     ----     ----
    Earnings from discontinued operations                306       36       93
                                                        ====     ====     ====

    Earnings from discontinued operations per share     0.70     0.08     0.24
                                                        ====     ====     ====

    CONDENSED CASH FLOWS

    Cash flows from operating activities                  54       47       97
    Cash flows from financing activities                  --       --       --
    Cash flows used in investing activities               (3)      (9)      (7)
                                                        ----     ----     ----
    Cash flows generated by discontinued operations       51       38       90
                                                        ====     ====     ====


54                                                     Abitibi-Consolidated 2002

5. FINANCIAL EXPENSES
   (in millions of Canadian dollars)

                                                                               2002     2001     2000
                                                                               ----     ----     ----
                                                                                  $        $        $
    Interest on long-term debt                                                  440      464      379
    Amortization of deferred financing fees                                       5        7        7
    Write-off of unamortized financing fees and
    premium on early retirement of debt                                          10       --       29
    Interest income                                                             (15)      (2)      (8)
    Other                                                                         4        1       --
                                                                                ---      ---      ---
                                                                                444      470      407
                                                                                ===      ===      ===


6. OTHER EXPENSES (INCOME)
   (in millions of Canadian dollars)

                                                                               2002     2001     2000
                                                                               ----     ----     ----
                                                                                  $        $        $

    Discounts on sales of accounts receivable (note 19 c)                         9       26       22
    Gain on disposal of fixed assets                                             --       --      (29)
    Gain on disposal of short-term investments                                   --      (10)      --
    Other                                                                         4       (3)      --
                                                                                ---      ---      ---
                                                                                 13       13       (7)
                                                                                ===      ===      ===


7.  INCOME TAXES
    (in millions of Canadian dollars)

    The differences between the effective tax rate reflected in the provision for income taxes and the combined statutory income tax rate are as follows:

                                                                               2002     2001     2000
                                                                               ----     ----     ----
                                                                                  %        %        %
    Combined basic Canadian federal and provincial tax rates                    (36)      39       40
    Manufacturing and processing allowances                                       4       (6)      (7)
    Difference in tax rates for foreign subsidiaries                             (9)      (7)      (1)
    Recovery from change in tax rates                                            --       (9)      (6)
    Non-taxable portion of capital gains/losses                                  (8)      15        6
    Canadian large corporations tax                                               4        5        4
    Re-evaluation of current and future income tax assets and liabilities       (26)      --       --
    Other                                                                       (11)       2        2
                                                                                ---       --       --
    Effective income tax rate                                                   (82)      39       38
                                                                                ===       ==       ==


    The temporary differences that give rise to future tax assets and liabilities at December 31 consist of the following:

                                                                                        2002     2001
                                                                                        ----     ----
                                                                                           $        $
    Non-current future income tax liabilities
    Fixed assets and intangible assets                                                 1,538    1,348
    Other                                                                                 --       33
                                                                                       -----    -----
                                                                                       1,538    1,381
                                                                                       -----    -----
    Non-current future income tax assets
    Loss carry forwards                                                                  676      500
    Other                                                                                 97       --
                                                                                       -----    -----
                                                                                         773      500
                                                                                       -----    -----
    Non-current future income tax liabilities,net                                        765      881
                                                                                       =====    =====




Abitibi-Consolidated 2002                                                     55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

    Significant components of the income tax expense are as follows:

                                                                               2002     2001     2000
                                                                               ----     ----     ----
                                                                                  $        $        $
    Current income tax expense                                                   27       72        32
    Future income tax expense relating to origination
      and reversal of timing differences                                       (208)      32       137
    Future income tax benefit resulting from rate changes                        --      (20)      (22)
                                                                               ----       --       ---
    Income tax expense (recovery)                                              (181)      84       147
                                                                               ====       ==       ===

    Management believes that all future income tax assets will more likely than not be realized.

 8. CAPITAL STOCK
    (in millions of Canadian dollars)

    A) AUTHORIZED

    The Company is incorporated under the Canada Business Corporations Act and is authorized to issue an unlimited number of preferred shares and common shares.

    B) ISSUED COMMON SHARES

                                           2002                   2001                 2000
                                -----------------------   ------------------  ----------------------
                                 MILLIONS OF              MILLIONS OF         MILLIONS OF
                                      SHARES          $        SHARES       $      SHARES          $
                                ------------      -----   -----------   ----- -----------      -----
    Common shares,
      beginning of year                  440      3,520        440      3,520         190      2,552
    Issue of common shares                --         --         --         --         250      4,056
    Difference between the stated
      capital and accounting value
      of shares issued to former
      shareholders of Donohue             --         --         --         --          --     (3,088)
                                         ---      -----        ---      -----         ---      -----
    Common shares,end of year            440      3,520        440      3,520         440      3,520
                                         ===      =====        ===      =====         ===      =====

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

    C) EARNINGS PER SHARE

    As described in note 1 (principles of consolidation), the operations of the Company prior to April 18, 2000 are exclusively those of Donohue. For comparative purposes, the weighted average number of common shares outstanding for periods prior to April 18, 2000 are based upon the number of Donohue common shares then outstanding, restated to give effect to the share exchange referred to in note 1.

    The exercise of outstanding stock options as at December 31, 2002, 2001 and 2000 would have had a non-dilutive effect on the earnings per share.


56                                                     Abitibi-Consolidated 2002

 9. STOCK-BASED COMPENSATION PLANS

    A) EMPLOYEES SHARE OWNERSHIP PLAN

    On January 1, 2002, the Company introduced a stock ownership plan for its non-unionized employees, including senior executives. Under this plan, participants may contribute, through payroll deductions, up to $3,000 annually. On January 31 of each year provided certain conditions are met, the Company will contribute an additional amount equal to 33% of the total contribution made by each participant during the preceding year. The shares will be purchased on the open market.

    B) PERFORMANCE SHARE UNITS PLAN

    The Company has established a performance share unit (PSU) plan for designated senior executives, which places an emphasis on pay for performance. Performance is measured on the basis of an annualized rate of return over a three-year performance period. It is based on a total shareholder return (TSR), which reflects share price appreciation and dividends paid for the period. PSUs are earned on the basis of the Company's TSR ranking measured against the TSR of comparable companies. Payments to executives are based on the number of PSUs earned multiplied by the market value of the Company's common shares at the end of the three-year performance period. At the employee's discretion, payment may be made entirely in common shares purchased on the open market or 50% in common shares and 50% in cash. During the year ended December 31, 2002, the Company granted 170,950 PSUs (2001 - 134,654 PSUs) bringing the total outstanding to 305,604. As at December 31, 2002 and 2001, there was no significant amount payable under this plan.

    C) DEFERRED SHARE UNIT PLANS

    The Company has established a deferred share unit plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive remuneration paid to them in the form of deferred share units (DSU). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable, at the executive's option, in the form of either cash or common shares of the Company, which are purchased on the open market. As at December 31, 2002, 168,885 DSUs are outstanding (2001 - 110,123 DSUs).

    Non-employee directors of the Company are also given the option to receive a part of their annual retainer, meeting fees and awards under the Directors' Share Award Plan in the form of DSUs. A DSU is paid to a director upon termination of Board service and is payable in the form of cash. As at December 31, 2002, 98,934 DSUs are outstanding (2001 - 72,775 DSUs).

    D) STOCK OPTION PLANS

    The Company has stock option plans for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the date of granting of the option. The right to exercise the options generally vests over a period of four years of continuous employment or immediately for non-employee directors of the Company. The options can be exercised over a period not to exceed 10 years from the date of the grant. Under these plans, a maximum of 12,950,000 stock options may be granted.

    In accordance with Section 3870 of the Handbook and using the straight-line method over the vesting period, the following pro forma disclosures present the effect on income had the fair value-based method been chosen. Only stock options granted after the adoption date have been fair valued.


    (in millions of Canadian dollars, except per share amounts)              2002
                                                                            ----
                                                                               $
    Net earnings
      As reported                                                            259
      Pro forma                                                              257
    Earnings per share
      As reported                                                           0.59
      Pro forma                                                             0.58


Abitibi-Consolidated 2002                                                     57


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

    The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

    Assumptions
    Dividend yield                                                          3.0%
    Volatility                                                             29.9%
    Risk-free interest rate                                                 5.2%
    Expected option life (in years)                                         5.9

    Weighted average fair value of each option ($/option)                  5.33


    A summary of the status of the Stock Option Plans as of December 31, 2002 and 2001, and changes during the years ended on those dates is presented below:

                                                    2002                      2001
                                       ---------------------------- ---------------------------
                                                           WEIGHTED                    WEIGHTED
                                            OPTIONS/        AVERAGE     OPTIONS/        AVERAGE
                                         IN MILLIONS       EXERCISE  IN MILLIONS       EXERCISE
                                           OF SHARES          PRICE    OF SHARES          PRICE
                                         -----------       --------  -----------       --------
                                                                  $                           $
    Outstanding at beginning of year             8.9          15.18          7.6          16.38
    Granted                                      2.3          13.32          2.2          11.86
    Cancelled                                   (0.3)         17.87         (0.9)         17.43
                                                ----          -----          ---          -----
    Outstanding at end of year                  10.9          14.75          8.9          15.18
                                                ====          =====          ===          =====

    Options exercisable at end of year           5.9          16.21          4.4          17.13
                                                ====          =====          ===          =====


The following table summarizes information about stock options outstanding at December 31, 2002:

                              OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                            ------------------------------------       ----------------------------
                                            AVERAGE     WEIGHTED                           WEIGHTED
                                          REMAINING      AVERAGE                            AVERAGE
                                OPTIONS        LIFE     EXERCISE            OPTIONS        EXERCISE
RANGE OF EXERCISE PRICES    OUTSTANDING      (YEARS)       PRICE        EXERCISABLE           PRICE
------------------------    -----------       ------       -----        -----------           -----
                                                               $                                  $
    $9.93 to $11.77                 1.8          8         11.76                0.5           11.77
    $12.06 to $13.33                2.7          9         13.24                0.3           13.12
    $13.42 to $14.25                1.5          7         13.46                0.8           13.48
    $14.27 to $15.99                2.2          6         14.48                1.6           14.49
    $16.18 to $17.94                0.9          3         17.47                0.9           17.48
    $18.50 to $18.52                1.1          5         18.52                1.1           18.52
    $21.53 to $23.08                0.7          4         22.12                0.7           22.12
                                   ----                    -----                ---           -----
                                   10.9                    14.75                5.9           16.21
                                   ====                    =====                ===           =====


    Outstanding employee stock purchase loans under this Plan totalled $5 million at December 31, 2002 (2001 - $5 million) and are included in accounts receivable on the balance sheet. The loans mature at various dates from 2003 to 2009 and bear interest. They are generally secured by the related common stock of the Company.

58                                                     Abitibi-Consolidated 2002

10. SUPPLEMENTAL CASH FLOW INFORMATION
    (in millions of Canadian dollars)

                                                                                    2002           2001           2000
                                                                                    ----           ----           ----
                                                                                       $              $              $

    Changes in non-cash operating working capital from continuing operations

    Accounts receivable                                                             (72)            227            125
    Inventories                                                                      54             (48)           (13)
    Prepaid expenses                                                                (10)              1             19
    Accounts payable and accrued liabilities                                        (40)           (318)            59
    Income tax payable                                                                2              87             (7)
                                                                                    ----           ----           ----
                                                                                    (66)            (51)           183
                                                                                    ====           ====           ====

    Non-cash transactions excluded from consolidated cash flows
    Additions of fixed assets included in accounts payable at year-end               29              34             68

    Cash outflows from operations related to
    Interest on long-term debt                                                      430             465            288
    Income tax                                                                       27              27             71
                                                                                    ====           ====           ====

     Cash and cash equivalents comprise cash on hand, demand deposits and banker's acceptances and commercial papers with a maturity of three months or less from the date of purchase that are recorded at cost, which approximates market value.

11. INVENTORIES
    (in millions of Canadian dollars)


                                                                                                   2002           2001
                                                                                                   ----           ----
                                                                                                      $              $

    Newsprint and value-added groundwood papers                                                     163            188
    Lumber                                                                                          102             83
    Logs, wood chips and other raw materials                                                        213            282
    Production and maintenance supplies                                                             302            291
                                                                                                   ----           ----
                                                                                                    780            844
                                                                                                   ====           ====


12. INVESTMENTS
    (in millions of Canadian dollars)


                                                                                                   2002           2001
                                                                                                   ----           ----
                                                                                                      $              $


    Investments in companies and other entities subject to significant influence
    SFK GP (note 3 a)                                                                               148             --
    Private                                                                                          41             29
    Investment in other private companies,at cost                                                    75             43
                                                                                                   ----           ----
                                                                                                    264             72
                                                                                                   ====           ====













Abitibi-Consolidated 2002                                                    59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

13. FIXED ASSETS
    (in millions of Canadian dollars)

                                                                      2002                                    2001
                                                    -------------------------------------    --------------------------------------
                                                                ACCUMULATED      NET BOOK                 ACCUMULATED      NET BOOK
                                                     COST      AMORTIZATION         VALUE       COST     AMORTIZATION         VALUE
                                                    -----      ------------      --------      ------    -------------      --------
                                                        $                 $             $           $               $             $
Buildings,pulp and paper mill
  production equipment                              8,161             1,931         6,230       8,047           1,424         6,623
Sawmill production equipment                          607               341           266         584             298           286
Woodlands, roads, timberlands,
  camps and equipment                                 294               108           186         289              96           193
Hydroelectric power plants                            450                76           374         451              48           403
Construction in progress                               82                 -            82          26               -            26
                                                    -----             -----         -----       -----           -----         -----
                                                    9,594             2,456         7,138       9,397           1,866         7,531
                                                    =====             =====         =====       =====           =====         =====


    During the year, interest expense amounting to $2 million (2001 - $8 million, 2000 - $13 million) has been capitalized in connection with the capital projects.

    During the year 2002, the Company recorded a write-down of $12 million relating to the existing thermomechanical pulp mill at its Thorold, Ontario mill. During the year 2001, a write-down of $33 million has been recorded relating to the thermomechanical pulp mill at its Sheldon, Texas mill. No write-down has been recorded in 2000. The related expense is included in amortization of fixed assets in the Consolidated Statement of Earnings.

14. INTANGIBLE ASSETS
    (in millions of Canadian dollars)


                                                                      2002                                    2001
                                                    -------------------------------------    --------------------------------------
                                                                ACCUMULATED      NET BOOK                 ACCUMULATED      NET BOOK
                                                     COST      AMORTIZATION         VALUE       COST     AMORTIZATION         VALUE
                                                    -----      ------------      --------      ------    -------------      --------
                                                        $                 $             $           $                $             $
Water rights                                          500                34           466          500              21           479
Cutting rights                                         77                42            35           77              39            38
                                                    -----             -----         -----        -----           -----         -----
                                                      577                76           501          577              60           517
                                                    =====             =====         =====        =====           =====         =====



15. OTHER ASSETS
    (in millions of Canadian dollars)

                                                                                                                  2002          2001
                                                                                                                 -----         -----
                                                                                                                     $             $
Deferred financing fees                                                                                             34            41
Other                                                                                                               40            42
                                                                                                                 -----         -----
                                                                                                                    74            83
                                                                                                                 =====         =====

    Amortization of deferred financing fees amounted to $5 million during the year (2001 - $7 million, 2000 - $7 million). Write-off of unamortized deferred financing fees amounted to $2 million during the year (2001 - nil, 2000 - $29 million).


 60                                                   Abitibi-Consolidated 2002

16. LONG-TERM DEBT
    (in millions of Canadian dollars)

    A) RECOURSE


                                                                                                    2002            2001
                                                                                                -----------     ----------
                                                                                                       $               $
    Canadian and US revolving facilities bearing interest at floating rates based on bankers acceptance, prime, US base rate or LIBOR,
        maturing in 2003 and 2005 (US portion - US$15 million)                                        49             --
    Canadian and US term loans bearing interest at floating rates based on bankers acceptance, prime, US base rate or LIBOR,
        maturing in 2005 (2002 - US$344 million, 2001 - US$362 million)                              543            577
    US$150 million 9.125% notes due May 15, 2005 (2001 - US$150 million)                              --            239
    US$401 million 8.30% notes due August 1, 2005 (2001 - US$450 million)                            633            717
    US$300 million 6.95% notes due December 15, 2006                                                 473            478
    US$200 million 7.625% notes due May 15, 2007                                                     315            319
    US$250 million 6.95% notes due April 1, 2008                                                     370            370
    US$250 million 7.875% notes due August 1, 2009                                                   385            387
    US$500 million 8.55% notes due August 1, 2010                                                    789            796
    US$100 million 7.40% debentures due April 1, 2018                                                139            139
    US$250 million 7.50% debentures due April 1, 2028                                                338            339
    US$250 million 8.50% debentures due August 1, 2029                                               376            378
    US$450 million 8.85% debentures due August 1, 2030                                               710            717
    Other                                                                                             11             11
                                                                                                -----------     ----------
                                                                                                   5,131          5,467
    Less:Due within one year                                                                          38             30
                                                                                                -----------     ----------
                                                                                                   5,093          5,437
                                                                                                ===========     ==========



    In each of the years 2002 and 2001, the Company renewed its 364-day revolving facility for its original amount of $500 million, which now matures in December 2003. The available portion of the revolving facilities was $681 million as at December 31, 2002 ($715 million in 2001).

    On December 11, 2001, the Company issued US$300 million 6.95% notes due in 2006. The net proceeds of this issue were used to repay bank indebtedness.

    Certain debt agreements contain restrictive covenants. In addition, the bank credit facilities require the Company to meet specific financial ratios. At December 31, 2002, the Company met the required ratios.

Abitibi-Consolidated 2002                                                     61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

    B) NON-RECOURSE

    The Company's portion of the long-term debt of its US, Asian and other joint ventures is with recourse only to the assets of the respective joint venture entities. These loans are described as non-recourse as they have no recourse to the parent company but are secured by joint venture assets and consist of the following debt:


                                                                                               2002            2001
                                                                                               ----            ----
                                                                                                  $               $
   ALABAMA
    US$76 million floating-rate term loan,maturing in 2004 (2001 - US$94 million)               120             149
    ALABAMA RECYCLING
    US$4 million 10.50% senior notes,maturing in 2004 (2001 - US$6 million)                       6               9
    AUGUSTA
    US$13 million 10.01% senior secured notes,
      maturing in 2004 (2001 - US$19 million)                                                    20              30
    US$25 million 7.70% senior secured notes, maturing in 2007                                   37              37
    PANASIA
    US$54 million (2001 - US$66 million) floating-rate loans,maturing in 2006-2007               86             106
    Korean Won 115 billion (2001 - Korean Won 138 billion)
      fixed-rate loans, maturing 2003-2007                                                      149             165
    Capital leases and other borrowing facilities                                                55              63
    OTHER                                                                                        29              32
                                                                                               ----            ----
                                                                                                502             591
    Less: Due within one year                                                                   187             219
                                                                                               ----            ----
                                                                                                315             372
                                                                                               ====            ====


    PanAsia has a line of credit of US$90 million bearing prevailing market interest rates. This line of credit was undrawn as at December 31, 2002 and 2001.

    The Alabama bank debt has been extended and now matures in 2004.

    Joint venture distributions are subject to certain restrictions until these loans are repaid in accordance with the loan agreements.

                                                                                           RECOURSE    NON-RECOURSE
                                                                                               DEBT            DEBT
                                                                                           --------    ------------
                                                                                                  $               $

    2003                                                                                         38             187
    2004                                                                                         31             153
    2005                                                                                      1,167              76
    2006                                                                                        473              32
    2007                                                                                        316              32
    Thereafter                                                                                3,106              22
                                                                                              -----            ----
                                                                                              5,131             502
                                                                                              =====            ====


    D) FAIR VALUE OF LONG-TERM DEBT

    The estimated fair value of the long-term debt at the year-end dates is as follows and has been determined based on management's best estimate of the fair value to renegotiate debt with similar terms at the respective year-end dates:


                                                                                               2002           2001
                                                                                               ----           ----
                                                                                                  $              $
    Recourse                                                                                  5,505          5,589
    Non-recourse                                                                                504            606
                                                                                              -----          -----
                                                                                              6,009          6,195
                                                                                              =====          =====




62                                                     Abitibi-Consolidated 2002

17. EMPLOYEE FUTURE BENEFITS
    (in millions of Canadian dollars)

    The Company maintains contributory defined benefit pension plans covering certain groups of employees. The Company has an obligation to ensure that these plans have sufficient funds to pay the benefits earned. These plans provide pensions based on length of service and certain average employee earnings. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management's most probable assumptions. The Company provides other defined benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents. The Company also sponsors various defined contribution pension plans.

    Information about the Company's defined benefit pension plans and other benefit plans in aggregate, is as follows:

                                                        PENSION BENEFITS PLANS       OTHER BENEFITS PLANS
                                                        ----------------------       --------------------
                                                         2002              2001      2002           2001
                                                       ------            ------    ------         ------
                                                            $                $          $              $
    CHANGE IN ACCRUED BENEFIT OBLIGATION

    Accrued benefit obligation at beginning of year     3,046            2,982        174            149
    Service cost                                           75               67          4              1
    Interest cost                                         205              200         13             12
    Plan amendments                                        23               28         --             --
    Actuarial loss attributable to experience             140               36         28             19
    Settlement                                            (21)             (79)        --             --
    Curtailment and special early retirement                3               --         (8)            --
    Foreign exchange loss                                   8               10         --              3
    Benefits paid                                        (192)            (198)       (12)           (10)
                                                       ------            ------     ------          ------
    Accrued benefit obligation at end of year           3,287            3,046        199            174
                                                       ======            ======     ======          ======
    CHANGE IN PLAN ASSETS

    Fair value of plan assets at beginning of year      2,665            2,821         --             --
    Actual return on plan assets                          (92)              29         --             --
    Employer's contributions                              107               63         12             10
    Plan participants' contributions                       28               24         --             --
    Benefits paid                                        (192)            (198)       (12)           (10)
    Settlement                                            (21)             (79)        --             --
    Foreign exchange gain                                   1                5         --             --
                                                       ------            ------     ------          ------
    Fair value of plan assets at end of year            2,496            2,665         --             --
                                                       ======            ======     ======          ======
    FUNDED STATUS OF THE PLANS

    Funded status of the plans - surplus (deficit)       (791)            (381)      (199)          (174)
    Unrecognized prior service cost                        45               27          2             --
    Unrecognized actuarial loss                           759              296         50             28
    Other component                                        (2)             --            1            --
                                                       ------            ------     ------          ------
    Net amount recognized                                  11              (58)      (146)          (146)
                                                       ======            ======     ======          ======

    As at December 31,2002, for the pension plan with an accrued benefit obligation in excess of fair value plan assets, the accrued benefits obligation and the fair value of defined benefit plan assets were $3,287 million and $2,496 million (2001 - $2,692 million and $2,267 million) respectively.

Abitibi-Consolidated 2002                                                     63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

Pension and other benefit costs of these plans are as follows:

                                                             2002         2001        2000
                                                             ----         ----        ----
                                                                $            $           $

    Current service cost                                       52           43           41
    Interest cost on earned benefit obligations               220          212          163
    Expected return on plan assets                           (239)        (229)        (177)
    Curtailment and special early retirement                   10           --           --
    Other components                                            7           --           (1)
                                                             ----         ----        ----
    Net cost                                                   50           26           26
                                                             ====         ====         ====

    Weighted average assumptions are as follows:

    Discount rate                                            6.50%        6.75%        6.75%
    Expected return on plan assets                           8.00%        8.00%        8.56%
    Rate of compensation increase                            3.60%        3.55%        3.39%
                                                             ====         ====         ====

    For measurement purpose for other benefits plans, 11.35% weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.7% for 2013 and remain at that level thereafter.

    An increase of 1% of this rate would have the following impact:

                                                                              INCREASE OF 1%
                                                                              --------------
    Impact on net periodic benefit cost                                                    2
    Impact on accrued benefit obligation                                                  19


18. FOREIGN CURRENCY TRANSLATION ADJUSTMENT
    (in millions of Canadian dollars)

    For investments in self-sustaining operations, the foreign currency translation adjustment represents the unrealized gain or loss on the Company's net investment. These valuation adjustments are recognized in earnings only when there is a reduction in the Company's investment in the respective foreign operations.

                                                                         2002          2001
                                                                         ----          ----
                                                                             $            $

    Foreign currency translation adjustment,beginning of year               17           40
    Unrealized gains (losses) for the year on translation of net assets     32          (23)
                                                                         ----          ----
    Foreign currency translation adjustment, end of year                    49           17
                                                                          ====         ====



19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

    A) FOREIGN EXCHANGE RISK MANAGEMENT

    The Company uses various financial instruments to reduce its exposure to foreign currency exchange risk. Furthermore, the long-term debt expressed in US dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in US dollars.



64                                                     Abitibi-Consolidated 2002

The Company had the following US dollar forward contracts outstanding at December 31:

                                         AVERAGE CANADIAN DOLLAR          CONTRACT AMOUNT
                                        CONTRACT RATE TO SELL US$1     MILLIONS OF US DOLLARS
                                        --------------------------   -------------------------
        MATURITY                            2002           2001         2002               2001
        --------                          ------         ------      -------            -------
                                                                           $                  $
        2002                                  --         1.4038           --                556
        2003                              1.4692         1.4692          449                449
        2004                              1.4918         1.4918            5                  5


The Company had the following US dollar zero cost tunnels contracts outstanding at December 31:

                   AVERAGE    AVERAGE     AVERAGE       AVERAGE           CONTRACT AMOUNT
                    FLOOR     CEILING      FLOOR        CEILING        MILLIONS OF US DOLLARS
                  --------   --------   ---------     ----------       -----------------------
       MATURITY          2002                     2001                 2002               2001
       --------   -------------------   ------------------------       -----------------------
                                                                          $                  $
      2002             --         --       1.4260        1.4912          --                 58
      2003         1.5571     1.6227           --            --         281                 --
      2004         1.5757     1.6247           --            --         208                 --

The Company had the following US dollar put option contracts outstanding at December 31:

                                         AVERAGE CANADIAN DOLLAR          CONTRACT AMOUNT
                                        CONTRACT RATE TO SELL US$1     MILLIONS OF US DOLLARS
                                        --------------------------   -------------------------
        MATURITY                           2002           2001         2002              2001
        --------                          ------         ------      -------            -------
                                                                         $                   $
       2002                                   --         1.5310           --               51


    The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded. As at December 31, 2002, the Company would have had to pay $55 million (2001 - $164 million) had it settled its then outstanding foreign exchange contracts. Above and beyond that potential obligation, an amount of $11 million receivable (2001
    - $15 million payable) has been recorded as part of the reverse takeover accounting, when all of the foreign exchange contracts of Abitibi-Consolidated Inc. were marked to market.

    B) INTEREST RATE RISK MANAGEMENT

    The Company uses interest rate swap agreements to manage the fixed and floating interest rate mix of its recourse debt portfolio and related cost of borrowing whereby it is committed to exchange with the contracting parties, at specific intervals, the difference between the fixed and floating interest rates or within a specified range of interest rates calculated by reference to the notional amounts. Interest expense on the debt is adjusted to include payments made or received under these agreements. The related amount receivable from counterparts is included in the accounts receivable.

    As at December 31, 2002, the Company had US$200 million (2001 - nil) of interest rate swaps designated as hedges on the interest expense of the $US401 million 8.30% notes due August 1, 2005. The interest paid under these agreements is based on the LIBOR six months rate.

    The Company would have received $17 million (2001 - nil) had it settled its interest rate swaps outstanding as at December 31, 2002.

    As at December 31, 2002, the Company had $11 million of deferred gain realized on early termination of interest swap contracts. This gain will be amortized against interest expense over the remaining term of the original contracts maturing in 2006 and 2007.

Abitibi-Consolidated 2002                                                     65

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2002, 2001 and 2000

    C) CREDIT RISK MANAGEMENT

    The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, specialty paper, commercial printing, and lumber wholesaling and retailing businesses.

    The Company has ongoing programs to sell up to US$500 million of accounts receivable, with minimal recourse, to major financial institutions pursuant to sale agreements. The book value of the retained interests, evaluated using a fair value model, approximates fair value. The Company acts as a service agent and administers the collection of the accounts receivable sold pursuant to these agreements. Since the fees received for servicing the accounts receivable approximate the value of services rendered, no servicing asset or liability has been recorded.

    Under these programs, the outstanding balance as at December 31, 2002 was $472 million (2001 - $448 million). The net cash received during the year from these financial institutions, $20 million (2001 - repayment of $234 million) is presented as a change in non-cash operating working capital components.

    D) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items.

    The differences between the carrying and the fair value of financial instruments contracted by the Company arise from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. The Company does not hold financial instruments for speculative purposes and the effect on the financial statements may vary depending on future changes in interest and exchange rates. See note 16 "Long-term debt"for a comparison of the carrying and the fair values of the Company's long-term debt.

20. COMMITMENTS

    A) CAPITAL EXPENDITURES

    On December 11, 2002, the Company announced the conversion of the newsprint machine at its mill in Alma, Quebec, to the Company developed product known as Equal Offset(TM). The total cost of this program is estimated at $181 million, including capitalized interests. As at December 31, 2002, no cost has been incurred and no firm commitments have been taken in connection with this capital project.

    In 2002, the Company began the rehabilitation of its Iroquois Falls, Ontario hydro-electric power plant. The total cost of this project is an estimated amount of $35 million. As at December 31, 2002, the Company has incurred costs of $6 million and had firm commitments of $29 million in connection with this project.

    B) FIBRE SUPPLY

    Historically, fibre was provided to the Saint-Felicien mill by the Company. Since the closing of the sale of the mill to SFK GP (note 3), SFK GP has a 20-year fibre supply agreement with the Company. Subject to certain conditions, the price of fibre payable by SFK GP will be tied to the price of pulp for the first 740,000 tonnes of fibre per year.

    C) OTHER

    In the normal course of its business activities, the Company has other commitments under various equipment and office operating leases for which no material cash outflows are expected.

21. CONTINGENT LIABILITIES

    In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.


 66                                                   Abitibi-Consolidated 2002

22. RELATED PARTY TRANSACTIONS
    (in millions of Canadian dollars)

    As at December 31, 2002, the Company owned an interest of 25% in SFK GP. The following table summarizes the transactions between the Company and related parties. These transactions are in the normal course of operations and have been carried out on the same terms as would have applied with unrelated parties, except the fibre sales as mentioned in note 20.

                                                                 2002      2001
                                                                 ----      ----
                                                                    $         $

    Fibre sales                                                    36        --
    Purchases of market pulp                                       13        --
    Accounts receivable from SFK GP                                 5        --

23. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (in millions of Canadian dollars, except per share amounts)

    The Company's consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") which, in the case of the Company, are in conformity in all material respects with US GAAP, with the following material exceptions:

    A) The Company has outstanding foreign exchange forward contracts, which it designates as a hedge of anticipated future revenue outstanding interest rate swap, which it designates has a hedge of the fair value of a portion of the long-term debt. Since January 1, the Financial Accounting Standard Board ("FASB") Statement 133 "Accounting for Derivative Instruments and Hedging Activities" requires accounting for derivative in the balance sheet at fair value. There was no transition amount upon the adoption of FASB Statement 133. Up to December 31, 2000, under US GAAP, any gains or losses on such foreign exchange forward contracts were recognized income immediately.

    B) In Canada, gains or losses on early retirement of long-term debt are included in earnings before extraordinary items. In the United up to December 31, 2002, those items were specifically classified as extraordinary.

    C) The Company recorded the disposal of its investment in the Saint-Felicien mill as discontinued operations. Under US GAAP, in accordance with FASB Statement 144, the disposal would not be accounted for as discontinued operations as the Company still has an involvement in the operations of the mill through its remaining participation in SFK as of December 31, 2002.

    D) The Company accounts for its joint venture investments using the proportionate consolidation method. Under US GAAP, these ventures would be accounted for using the equity method.

    E) The Company recorded the redemption of Donohue's stock options as a capital transaction charged to retained earnings. Under US in accordance with APB25 "Accounting for Stock Issued to Employees", a compensation cost would have been recorded to earnings the early settlement of the options.

    F) Up to July 1, 2001, Canadian GAAP permitted the acquirer in a business combination accounted as a purchase to adjust to fair specific assets and obligations of the acquirer as if they were those of the acquired Company. These are referred to as the duplicate property provisions. US GAAP would have not permitted this accounting treatment in accordance with EITF Abstract 95-3.

    G) The Company deducts the distribution costs from gross revenue in determining the net sales on its Consolidated Statement of Earnings Under US GAAP, in accordance with EITF Abstract 00-10, these costs would be included in the cost of products sold.

    H) The provisions of FASB Statement 87 "Employers' Accounting for Pensions" required the Company to record an additional minimum liability that represents the excess of accumulated benefit obligation over the fair value of the Plan assets as at December 31, 2002 2001, for those plans having such an excess.


    I) The Financial Accounting Standard Board has issued FASB Statement 143 "Accounting for Asset Retirement Obligations", effective fiscal years beginning after June 15, 2002. This Statement requires that the fair value of a liability for an asset retirement obligation recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement are capitalized as part of the carrying amount of the long-lived asset. The financial statements of the Company will be subject to Statement in 2003. The impact on the financial statements of the Company has not yet been determined.

    The following information is presented in accordance with US GAAP, reflecting the adjustments disclosed above.


Abitibi-Consolidated 2002                                                     67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

EFFECTS ON THE CONSOLIDATED NET EARNINGS

                                                                    2002     2001     2000
                                                                    ----     ----     ----
                                                                       $        $        $
    Net earnings, as reported in the consolidated statement of
      earnings per Canadian GAAP                                     259      106      293
    Current year adjustments
      Derivative financial instruments (a)                            23       25      (78)
      Redemption of stock options (e)                                 --       --      (49)
    Duplicate property adjustments related to the
      business combination (f)                                        --       --      (67)
    Write-off of financing charges and foreign exchange
      losses on early debt retirement (b)                             10       --       20
      Goodwill amortization (f)                                       --        1        1
      Income tax (expense) recovery                                   (5)     (50)      64
                                                                    ----     ----     ----
    Earnings before extraordinary item, as adjusted per US GAAP      287       82      184
    Extraordinary item net of applicable income taxes (b)             (7)      --      (14)
                                                                    ----     ----     ----
    Net earnings, as adjusted per US GAAP                            280       82      170
                                                                    ====     ====     ====

    Per share data (basic and diluted)
      Net earnings, as reported per Canadian GAAP                   0.59     0.24     0.76
      Net earnings, as adjusted per US GAAP                         0.64     0.19     0.44
                                                                    ====     ====     ====


All alphabetical references in this table relate to note 23.

CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                   2002                      2001
                                                           -----------------         ------------------
                                                           CANADIAN       US         Canadian        US
                                                               GAAP     GAAP             GAAP      GAAP
                                                           --------    -----         --------     -----
                                                                  $        $                $         $
    Current assets                                            1,528    1,250            1,582     1,368
    Current assets of discontinued operations (c)                --       --               58        --
    Investments (d)                                             264    1,071               72       794
    Fixed assets                                              7,138    5,923            7,531     6,422
    Intangible assets                                           501      501              517       517
    Other assets                                                 74       63               83        78
    Goodwill (f)                                              1,426    1,383            1,420     1,377
    Non-current assets of discontinued operations (c)            --       --              106        --

                                                             ------   ------           ------    ------
                                                             10,931   10,191           11,369    10,556
                                                             ======   ======           ======    ======

    Current liabilities (a)                                   1,333    1,253            1,406     1,231
    Current liabilities of discontinued operations (c)           --       --                9        --
    Long-term debt                                            5,408    4,921            5,809     5,438
    Employee future benefits (h)                                135      536              204       209
    Non-controlling interests                                    70       37               69        35
    Deferred gain                                               134      134               --        --
    Future income taxes (a) (h)                                 765      585              881       827
    Non-current liabilities of discontinued operations (c)       --       --               20        --
    Shareholders' equity                                      3,086    2,725            2,971     2,816
                                                             ------   ------           ------    ------
                                                             10,931   10,191           11,369    10,556
                                                             ======   ======           ======    ======

All alphabetical references in this table relate to note 23.

68                                                     Abitibi-Consolidated 2002

CONDENSED CONSOLIDATED CASH FLOWS

                                                       2002      2001      2000
                                                       ____      ____     _____
                                                                US GAAP
                                                          $         $         $

    Cash flows from operating activities                229       818     1,013

    Cash flows used in financing activities            (506)      (48)     (416)

    Cash flows from (used in) investing activities      220      (697)     (561)

    Cash and cash equivalents, end of year               76       133        60


OTHER DISCLOSURE

Under US GAAP, the Company is required to prepare a distinct statement of comprehensive income. This statement would be as follows for the years ended December 31, 2002, 2001 and 2000:

                                                           2002    2001    2000
                                                           ____    ____    ____
                                                              $       $       $

    Net earnings, as adjusted per US GAAP                    280      82     170
    Other comprehensive income
    Cumulative translation adjustment on
    investment in foreign subsidiaries                       32      57     (32)
    Gain (loss) on derivative financial instruments
    net of taxes of $22 million (2001 - $25 million) (a)     48     (74)   --
    Additional minimum liability adjustments,
    net of taxes of $128 million (2001 - $2 million) (h)   (275)     (5)   --
                                                           ----    ----    ----
    Comprehensive income                                     85      60     138
                                                           ====    ====    ====

All alphabetical references in this table relate to note 23.

Abitibi-Consolidated 2002                                                     69

HISTORICAL REVIEW
(in millions of Canadian dollars, except per share amounts)


                                                         2002        2001       2000        1999
                                                       ------      ------     ------      ------
                                                            $           $          $           $
EARNINGS (3) (4) (5) (6)
Net sales                                               5,122       5,811      5,370       2,220
Cost of products sold                                   4,107       4,018      3,814       1,643
Selling, general and administrative expenses              169         172        167          64
Amortization of fixed assets                              648         640        489         209
Amortization of intangible assets                          16          16         12           3
                                                       ------      ------     ------      ------
Operating profit (loss) from continuing operations        182         965        888         301

Financial expenses                                        444         470        407          93
Loss (gain) on translation of foreign currencies          (54)        265         95          --
Other expenses (income)                                    13          13         (7)        (14)
                                                       ------      ------     ------      ------
Earnings (loss) from continuing operations
  before the following items                             (221)        217        393         222

Income tax expense (recovery)                            (181)         84        147          34
Non-controlling interests                                   7          23         16          10
Goodwill amortization                                      --          40         30          10
                                                       ------      ------     ------      ------

Earnings (loss) from continuing operations                (47)         70        200         168
Earnings from discontinued operations                     306          36         93          48

                                                       ------      ------     ------      ------
NET EARNINGS (LOSS)                                       259         106        293         216
                                                       ======      ======     ======      ======

Earnings (loss) per share (1)                            0.59        0.24       0.76        0.86
Dividends declared per share (1)                         0.40        0.40       0.36        0.24
                                                       ======      ======     ======      ======
BALANCE SHEET (3) (5) (6)
Current assets                                          1,528       1,582      1,599         736
Current assets of discontinued operations                  --          58         60          55
Fixed assets                                            7,138       7,531      7,382       2,513
Intangible assets                                         501         517        532          44
Goodwill                                                1,426       1,420      1,337         154
Deferred charges and other assets                         338         155        124         101
Non-current assets of discontinued operations              --         106        108         111
                                                       ------      ------     ------      ------
TOTAL ASSETS                                           10,931      11,369     11,142       3,714
                                                       ======      ======     ======      ======
Current liabilities                                     1,333       1,406      1,688         422
Current liabilities of discontinued operations             --           9         10           9
Long-term debt                                          5,408       5,809      5,265       1,281
Future income taxes                                       765         881        857         407
Other liabilities                                         269         204        257          38
Non-controlling interests                                  70          69         60          45
Non-current liabilities of discontinued operations         --          20         21          23
Shareholders' equity                                    3,086       2,971      2,984       1,489
                                                       ------      ------     ------      ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             10,931      11,369     11,142       3,714
                                                       ======      ======     ======      ======
BOOK VALUE PER SHARE (1)                                 7.01        6.75       6.78        5.99
                                                       ======      ======     ======      ======

1. Financial information per share and the number of shares have been calculated to reflect the three for two and the two for one stock split in 1999 and 1994, and the impact of share exchange based on reverse takeover method of purchase accounting in 2000.

2. "Cash flows" figures for 1997 to 2002 inclusive reflect CICA new recommendations. The entry was formerly "Changes in financial position".

3. Financial statements figures for 1998 to 2002 inclusive reflect CICA new recommendations regarding future income taxes and employee future benefits.

4. Financial results prior to April 18, 2000 represent Donohue Inc. operations only, and results of Abitibi-Consolidated Inc. are included only from that date.

5. Financial statements figures for 2000 to 2002 inclusive reflect CICA new recommendations regarding foreign currency translation.

6. Financial statements figures have been reclassified to conform to the current period presentation, including the presentation of discontinued activities.

70                                                     Abitibi-Consolidated 2002

                                                        1998      1997      1996      1995       1994       1993       1992
                                                       -----     -----     -----     -----      -----       ----       ----
                                                           $         $         $         $          $          $          $
EARNINGS (3)(4)(5)(6)
Net sales                                              2,054     1,498     1,392       773        602        418        342
Cost of products sold                                  1,375     1,001       847       495        392        313        303
Selling,general and administrative expenses               63        53        51        32         27         24         28
Amortization of fixed assets                             179       151       127        46         39         42         35
Amortization of intangible assets                          3         3         3         3          2          1          1
                                                       -----     -----     -----     -----      -----       ----       ----
Operating profit (loss) from continuing operations       434       290       364       197        142         38        (25)

Financial expenses                                        96        82        67        (6)        13         13         32
Loss (gain) on translation of foreign currencies          --        --        --        --         --         --         --
Other expenses (income)                                    5         1         2        --          5          2         --
                                                       -----     -----     -----     -----      -----       ----       ----
Earnings (loss) from continuing operations
  before the following items                             333       207       295       203        124         23        (57)

Income tax expense (recovery)                            113        83       113        68         47         10        (13)
Non-controlling interests                                 15         9        15        17          2         (2)        (7)
Goodwill amortization                                     10        --        --        --         --         --         --
                                                       -----     -----     -----     -----      -----       ----       ----

Earnings (loss) from continuing operations               195       115       167       118         75         15        (37)
Earnings from discontinued operations                     34        40        31       123         39          2         22

                                                       -----     -----     -----     -----      -----       ----       ----
NET EARNINGS (LOSS)                                      229       155       198       241        114         17        (15)
                                                       =====     =====     =====     =====      =====       ====       ====
Earnings (loss) per share (1)                           0.93      0.63      0.82      1.11       0.57       0.08      (0.09)
Dividends declared per share (1)                        0.22      0.20      0.23      0.23       0.09       0.01         --
                                                       =====     =====     =====     =====      =====       ====       ====

BALANCE SHEET (3) (5) (6)
Current assets                                           803       520       562       385        382        193        182
Current assets of discontinued operations                 57        51        47        56         47         45         44
Fixed assets                                           2,405     1,717     1,768       644        488        321        344
Intangible assets                                         47        51        54        57         35         23         24
Goodwill                                                 158        --        --        --         --         --         --
Deferred charges and other assets                        175        95        74        42         33         24         24
Non-current assets of discontinued operations            123       132       138       145        151        164        178
                                                       -----     -----     -----     -----      -----       ----       ----
TOTAL ASSETS                                           3,768     2,566     2,643     1,329      1,136        770        796
                                                       =====     =====     =====     =====      =====       ====       ====
Current liabilities                                      531       310       363       230        142          4         14
Current liabilities of discontinued operations            16        69        65       (10)        30         79         92
Long-term debt                                         1,341       742       909       216        259        176        191
Future income taxes                                      382       200       173        86         77         59         46
Other liabilities                                         36         7         8         8         (5)        (4)        (4)
Non-controlling interests                                 61        48        47        41         67         48         61
Non-current liabilities of discontinued operations        24        25        25        27         28         29         31
Shareholders' equity                                   1,377     1,165     1,054       731        538        380        365
                                                       -----     -----     -----     -----      -----       ----       ----
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             3,768     2,566     2,643     1,329      1,136        770        796
                                                       =====     =====     =====     =====      =====       ====       ====
BOOK VALUE PER SHARE (1)                                5.57      4.69      4.25      3.34       2.46       1.91       1.83
                                                       =====     =====     =====     =====      =====       ====       ====

Abitibi-Consolidated 2002                                                     71

HISTORICAL REVIEW
(in millions of Canadian dollars,except per share amounts)


                                                         2002        2001       2000        1999
                                                       ------      ------     ------      ------
                                                            $           $          $           $
CASH FLOWS (2) (3) (4) (6)
CONTINUING OPERATING ACTIVITIES
Net earnings and items not affecting cash                 309       1,041        912         398
Changes in non-cash operating working capital             (66)        (51)       183         (78)
                                                       ------      ------     ------      ------
Cash flows from continuing operating activities           243         990      1,095         320
                                                       ------      ------     ------      ------

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Net proceeds on issuance of shares                         --          --          3          10
Increase in long-term debt                                911       1,579      5,316         144
Repayment of long-term debt                            (1,281)     (1,599)    (4,015)       (140)
Increase (decrease) of bank loan                           --          --         --         (12)
Dividends                                                (181)       (198)    (1,746)        (68)
Other                                                      --          --        (90)         (6)
                                                       ------      ------     ------      ------
Cash flows from (used in) financing activities
of continuing operations                                 (551)       (218)      (532)        (72)
                                                       ------      ------     ------      ------

INVESTMENT ACTIVITIES OF CONTINUING OPERATIONS
Additions to fixed assets                                (214)       (459)      (521)       (287)
Business acquisition,net of cash acquired                  --        (286)       (41)        (82)
Acquisition of non-controlling interests
in subsidiary companies                                    --          --         --          --
Net proceeds on disposal
of discontinued operations                                460          --         --          --
Other                                                     (46)         16          9          --
                                                       ------      ------     ------      ------
Cash flows from (used in) investing activities
of continuing operations                                  200        (729)      (553)      (369)
                                                       ------      ------     ------      ------

Cash generated by (used in) continuing operations        (108)         43         10        (121)
Cash generated by discontinued operations                  51          38         90          52
                                                       ------      ------     ------      ------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT           (57)         81        100         (69)
                                                       ======      ======     ======      ======

SHIPMENTS
Newsprint (in thousands of tonnes)                      4,624       4,456      4,667       2,275
Value-added groundwood papers (in thousands of tonnes)  1,770       1,761      1,406         271
Lumber (in millions of board feet)                      1,759       1,704      1,828       1,476

RATIOS
Return on shareholders' equity (3)                        8.6         3.6       13.1        15.1
Net long-term debt to total capitalization              0.635       0.658      0.642       0.468
                                                       ------      ------     ------      ------


1. Financial information per share and the number of shares have been calculated to reflect the three for two and the two for one stock split in 1999 and 1994, and the impact of share exchange based on reverse takeover method of purchase accounting in 2000.

2. "Cash flows" figures for 1997 to 2002 inclusive reflect CICA new recommendations. The entry was formerly "Changes in financial position".

3. Financial statements figures for 1998 to 2002 inclusive reflect CICA new recommendations regarding future income taxes and employee future benefits.

4. Financial results prior to April 18, 2000 represent Donohue Inc. operations only, and results of Abitibi-Consolidated Inc. are included only from that date.

5. Financial statements figures for 2000 to 2002 inclusive reflect CICA new recommendations regarding foreign currency translation.

6. Financial statements figures have been reclassified to conform to the current period presentation, including the presentation of discontinued activities.

72                                                     Abitibi-Consolidated 2002

                                                            1998       1997       1996       1995       1994       1993       1992
                                                           -----      -----      -----      -----      -----      -----      -----
                                                               $          $          $          $          $          $          $
CASH FLOWS (2) (3) (4) (6)
CONTINUING OPERATING ACTIVITIES
Net earnings and items not affecting cash                    403        314        362        193        136         70         (9)
Changes in non-cash operating working capital                 29         (6)      (152)        80         87          9         46
                                                           -----      -----      -----      -----      -----      -----      -----
Cash flows from continuing operating activities              432        308        210        273        223         79         37
                                                           -----      -----      -----      -----      -----      -----      -----

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Net proceeds on issuance of shares                             8          6        181          1         64          1         40
Increase in long-term debt                                   874        306        957         87         86         78        168
Repayment of long-term debt                                 (373)      (574)      (284)      (126)       (75)      (115)      (291)
Increase (decrease) of bank loan                              (2)         2          4         (3)        19        (22)        19
Dividends                                                    (71)       (59)       (71)       (56)       (18)        (2)        (2)
Other                                                         (6)        (6)       (15)        (1)       (13)        (1)        (3)
                                                           -----      -----      -----      -----      -----      -----      -----
Cash flows from (used in) financing activities
  of continuing operations                                   430       (325)       772        (98)        63        (61)       (69)
                                                           -----      -----      -----      -----      -----      -----      -----

INVESTMENT ACTIVITIES OF CONTINUING OPERATIONS
Additions to fixed assets                                   (110)       (75)       (92)      (136)       (56)       (20)       (21)
Business acquisition,net of cash acquired                   (675)        (9)    (1,068)       (38)      (105)        --         --
Acquisition of non-controlling interests
in subsidiary companies                                     --           --         --       (100)        --         --         (1)
Net proceeds on disposal
of discontinued operations                                  --           --         --         --         --         --         --
Other                                                         (1)         6         --         --          1         --         --
                                                           -----      -----      -----      -----      -----      -----      -----
Cash flows from (used in) investing activities
  of continuing operations                                  (786)       (78)    (1,160)      (274)      (160)       (20)       (22)
                                                           -----      -----      -----      -----      -----      -----      -----

Cash generated by (used in) continuing operations             76        (95)      (178)       (99)       126         (2)       (54)
Cash generated by discontinued operations                    (15)        48        122         80          2          2         37
                                                           -----      -----      -----      -----      -----      -----      -----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT               61        (47)       (56)       (19)       128         --        (17)
                                                           =====      =====      =====      =====      =====      =====      =====
SHIPMENTS
Newsprint (in thousands of tonnes)                         1,848      1,439      1,189        540        544        478        476
Value-added groundwood papers (in thousands of tonnes)       248         98         89         48         16         --         --
Lumber (in millions of board feet)                         1,325      1,275      1,136        971        827        654        601

RATIOS
Return on shareholders' equity (3)                          18.0       14.0       22.2       38.0       24.8        4.6       (8.2)
Net long-term debt to total capitalization                 0.478      0.406      0.480      0.097      0.148      0.259      0.299
                                                           -----      -----      -----      -----      -----      -----      -----





Abitibi-Consolidated 2002                                                     73

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The year 2002 brought many developments in terms of corporate governance and accountability in both Canada and the United States. Heightened expectations on the part of investors and the public in general encouraged governments and regulators in both countries to propose and adopt rules in this sector, and revise and amend ones already in effect.

In Canada, the most important development in the last year was the introduction in Ontario of new legislation marking major changes to governance and disclosure regime, which should have an impact throughout the country. Meanwhile, the TSX proposed to its listed companies requirements and guidelines pertaining to corporate governance. Both these new regimes are expected to come into effect in 2003.

In the United States, the Act to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes (the "Sarbanes-Oxley Act of 2002") introduced a number of corporate governance requirements that affect participants in U.S. markets, including the Company. The Company is in full compliance with those aspects of the Sarbanes-Oxley Act of 2002 that have come force. Other aspects of that legislation are not yet in effect, pending the finalization of implementing rules by the Securities and Exchange Commission (the "SEC"). The Corporate Governance Committee will continue to follow the progress of these rules, with a view to recommending the Board any changes to the Company's governance practices that may be necessary to comply with the act's requirements as they become effective Meanwhile, the New York Stock Exchange has undertaken a major revision of its policies, which are currently being reviewed by the SEC. It is not clear which of the proposed amendments will be applicable to foreign private issuers, including the Company. However, as with the Sarbanes-Act of 2002, the Corporate Governance Committee will follow the progress of the SEC's review of the proposed amendments with a view recommending any changes to the Company's governance practices that may be necessary in order to fully comply with any requirements applicable to the Company in a timely manner.

The Company is proud to be at the forefront of best corporate governance and disclosure practices, and its achievements in this domain recognized in 2002. Although the Company's practices already exceeded what was required under the TSX guidelines and were in line with legislative developments in the United States, the Company pursued its efforts in 2002 to improve its corporate governance and disclosure practices Some of the major initiatives of the Company in that area included a complete review of its compliance and disclosure practices, including its of business conduct and its policy on disclosure. Also, the Company's Chief Executive Officer and Chief Financial Officer certified the Company's quarterly results commencing the third quarter of 2002 and will continue this practice on a quarterly basis. The Company's practices are in line with the guidelines proposed by the TSX and this report on corporate governance practices is made with reference to these proposed guidelines, although are not yet in effect.

In 2003, two new nominees will stand for election to the Board to replace directors who will retire. These nominees, in conformity with Board practices, come from diverse backgrounds and will continue to improve the overall quality of the Board. These new nominations are in with the Company's objective of renewing its Board's membership, half of which is now composed of members nominated for the first time in last three years.

It is a pleasure and an honour to serve you as Chair of the Corporate Governance Committee.

(signed)
RICHARD DROUIN
Chair
Corporate Governance Committee

74                                                     Abitibi-Consolidated 2002

CORPORATE GOVERNANCE PRACTICES

The following summarizes the Company's corporate governance practices. Reference is made throughout this report by means of footnote to both the Guidelines of the TSX (the "TSX Guidelines") and the proposed requirements and guidelines of the TSX (the "Proposed Guidelines").

BOARD OF DIRECTORS

PRINCIPLES, PRACTICES AND RESPONSIBILITIES OF THE BOARD

     The Board recognizes it is responsible for the stewardship of the business and affairs of the Company and has adopted a set of principles and practices setting out its stewardship responsibilities(1). Under its mandate, the Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of a strategic direction for the Company by reviewing, on an annual basis, the Company's principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks(2). On an ongoing basis, the Board also reviews with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities(3). In addition, each year separate Board sessions are dedicated to discussions of key strategic issues. Throughout the year, the Board holds regular meetings where management is invited to present its recommendations on developments and issues of current relevance related to the Company's products and to respond to questions. The Board receives systematic updates at such meetings as to the Company's lines of business and their respective strategy and performance. The performance of management, including the Company's Chief Executive Officer, is also supervised to ensure that the affairs of the Company are conducted in an ethical manner (See also "Code of Business Conduct"section below). The Board also reviews annually the requirements for critical positions within the organisation and assures itself that, through appropriate training and succession planning, there are individuals who could fill these positions both on an urgent basis or over the longer term(4). The Board, directly and through its committees, ensures that the Company puts in place, and reviews at least on an annual basis, comprehensive communication policies to address how the Company (i) interacts with analysts, investors, other key stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations and avoids selective disclosure (See also "Shareholder/Investor Communications and Feedback"section below)(5). Finally, the Board monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded(6).

1    TSX Guidelines and Proposed Guidelines No. 1.
2    TSX Guidelines and Proposed Guidelines No. 1(a)
3    TSX Guidelines and Proposed Guidelines No. 1(b)
4    TSX Guidelines and Proposed Guidelines No. 1(c)
5    TSX Guidelines and Proposed Guidelines No. 1(d)
6    TSX Guidelines and Proposed Guidelines No. 1(e)


Abitibi-Consolidated 2002                                                     75

AUTHORITY OF THE BOARD(7)

The Board discharges its responsibilities both directly and through its committees. The Board has retained specific authority to grant final approval with respect to each of the following matters, in addition to those that require Board approval under applicable law:


     a)   the strategic direction of the Company, including the three-year plan;
     b) material contracts,acquisitions or divestitures of the Company's assets;
     c)   the annual strategic plan, operating and capital budgets; and
     d) the hiring, description of positions and responsibilities (including the definition of the limitations to management's responsibilities), performance evaluation, compensation, the setting of objectives and succession plans for the President and Chief Executive Officer and other senior executives.

The Board from time to time delegates to senior executives the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. According to the Company's policy, investments and other similar expenditures above the specified limits, including major capital projects as well as material transactions outside the ordinary course of business, whether on or off balance sheet, are reviewed by, and subject to, the prior approval of the Board (See also "Board Expectations of Management"section below).

COMPOSITION OF THE BOARD

The size of the Board is authorized by the articles of the Company to be between three and twenty-one. The Board currently consists of 11 members. The Board believes that such number of directors is large enough to allow the directors to benefit from a wide variety of ideas and viewpoints without compromising the communication among the directors and between the directors and management. The Board periodically examines its size and composition to determine whether it achieves the appropriate balance(8).

The Board has established a number of committees to facilitate the flow of information concerning the Company to the directors, and to monitor the efficiency of management's decisions and the development of management's expertise. These committees report on an ongoing basis to the Board and consult it on major issues and obtain its approval when required. Minutes of the meetings of the committees are also circulated to the Board on a regular basis.

When recruiting new directors, the Board assures itself that the candidates possess personal qualities and traits such as integrity, an informed judgement and a solid track record as well as competencies, such as financial literacy and accounting or related financial experience, which add value to the Company. The Company conducts a comprehensive education and orientation program for new directors, which includes distribution of appropriate information materials, mill visits and orientation sessions with other board members and senior management. Furthermore, a continuing education program intended to broaden or deepen competencies and experience is provided to all Board members(9).

ROLE OF THE CHAIRMAN(10)

The Chairman of the Board is charged with the responsibility of ensuring the efficient operation of the Board and its committees. As an ex-officio member of each committee of the Board, one of the Chairman's principal duties is to properly evaluate the effectiveness of the committee structure and the quality of management's work that is presented in support of the decision-making process of the Board. Mr. Richard Drouin, O.C., Q.C., is the current Chairman of the Board of the Company (See also "Board Independence"section below).




7    TSX Guidelines No. 11 and Proposed Guidelines No. 11 and Practice Note
     No. 1.1
8    TSX Guidelines and Proposed Guidelines No. 7
9    TSX Guidelines and Proposed Guidelines No. 6 and Practice Note No. 6.1
10   TSX Guidelines and Proposed Guidelines No. 12 and Practice Note No. 12.1


76                                                     Abitibi-Consolidated 2002

EVALUATION OF THE BOARD(11)

Each year, all directors are required to complete a comprehensive survey of the effectiveness of the Board and its committees. This survey covers the operation of the Board, the Board structure, the committees' effectiveness, the adequacy of information provided to directors, and the effectiveness of the Chairman in managing the meetings and the strategic direction of the Company. This process helps the Board improve the manner in which it discharges its duties and to ensure that it is making a solid contribution to the success of the Company. The results of the questionnaire are divulged to and discussed by both the Corporate Governance Committee and the Board.

On a yearly basis, the performance and contribution of each director are evaluated by the Chairman on a variety of topics, including strategic insight, participation and accountability. This process is intended to provide constructive feedback to directors to help them improve their performance. The results are provided to directors and summaries of the aggregate performance of all directors are discussed at the Corporate Governance Committee.

BOARD INDEPENDENCE(12)

The Board has reviewed its membership and has determined that 10 of its 11 directors and both director nominees currently are "unrelated" directors. An "unrelated" director is a director who is: (a) not a member of management and is free from any interest and any business, family or other relationship which could be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising solely from holdings in the Company, (b) not currently, or has not been within the last three years, an officer, employee of or material service provider to the Company or any of its subsidiaries or affiliates; and
(c) not a director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with the Company. John W.Weaver, the President and Chief Executive Officer, is a "related" director because he is an employee of the Company. In determining whether outside directors are unrelated, the Board has considered and discussed the nature and materiality of all relevant relationships between each director and the Company including, without limitation, customer, supplier and service provider relationships. Except for Marlene Davidge, Richard Drouin and David A.Ward, none of the outside directors, other than through their interests as holders of securities of the Company, has any business, family or other relationship with the Company, or is a director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with the Company or any of its subsidiaries or affiliates, either as a customer, supplier, service provider or otherwise. Richard Drouin is counsel to, and Marlene Davidge and David A.Ward are partners of, firms providing legal services to the Company. The Board has assessed that none of these firms are material service providers to the Company or any of its subsidiaries and affiliates.

The Company currently has a Chairman who is not a member of management and who is responsible for ensuring that the Board properly discharges its duties, independently of management (see "Role of the Chairman"section above)(13).

The practice of the Board is now to hold at every Board meeting in camera sessions chaired by the Chairman where management is asked to withdraw from the meeting(14).

The Board, any committee thereof and any individual director may engage, in appropriate circumstances and with the approval of an appropriate committee of the Board, independent external advisors at the expense of the Company to assist them in discharging their responsibilities(15).

No shareholder of the Company has the ability to exercise a majority of the votes for the election of the Board.

11   TSX Guidelines and Proposed Guidelines No. 5 and Practice Note No. 5.1
12 TSX Guidelines No. 2 and 3 and Proposed Guidelines Sections 472 and 474(2) and No. 2 and 3 and Practice Notes No. 3.1
13   TSX Guidelines and Proposed Guidelines No. 12 and Practice Note No. 12.1
14   TSX Guidelines and Proposed Guidelines No. 12 and Practice Note No. 12.1
15   TSX Guidelines No. 14 and Proposed Guidelines No. 15

Abitibi-Consolidated 2002                                                     77

ATTENDANCE

During the course of 2002, eight regular meetings of the Board have been held. The average attendance level for regular Board meetings for 2002 was 92%. The average attendance level for committee meetings was 95%.

COMPENSATION OF DIRECTORS

With the exception of Mr. Weaver, the President and Chief Executive Officer of the Company, no director of the Company (including the Chairman of the Board) is a salaried officer or employee of the Company. Mr. Weaver does not receive any additional compensation for his services as a director of the Company. The Chairman of the Board currently receives an annual retainer of $150,000, inclusive of any attendance fees. All other outside directors are paid an annual retainer of $18,000, plus $1,200 per meeting of the Board. Such outside directors also receive a fee of $1,200 per meeting of any committee of the Board and an annual retainer of $3,000 for their services as Chairman of any such committee. US resident directors are paid the same nominal dollar amount but in US-denominated currency.

The directors are reimbursed for their reasonable expenses in connection with all meetings and are provided with insurance coverage in the event of accidental death or dismemberment. All outside directors are eligible for additional fees of $1,200 per meeting, which will be paid in the event directors are required to travel more than three hours by air from their domicile.

Following retirement from the Board, all outside directors who were initially appointed to the Board prior to April 27, 2000 and have served on the Board for five or more years are entitled to receive 50% of the annual retainer in effect during the year of retirement, plus 10% of such annual retainer for each year of service in excess of five, up to a maximum of 100% of the annual retainer. Such compensation is paid for a period of five years following retirement. Directors elected or appointed for the first time on or after April 27, 2000 do not receive such benefit from the Company.

Under the Directors' Share Award Plan of the Company, compensation in the form of common shares of the Company purchased in the market up to an amount of approximately $10,000 may be awarded annually to each outside director ($20,000 in the case of the Chairman) at the discretion of the Board.

Pursuant to the Directors' Stock Option Plan, all outside directors are eligible for an annual grant of stock options in order to increase the equity-based component of their compensation. The amount of such grant is determined by dividing approximately $30,000 by the average of the high and low prices of the Company's common shares for each of the three years preceding the date of the grant.

Outside directors are required to meet stock ownership guidelines of three times their annual retainer (which shall be deemed to include the maximum award under the Directors' Share Award Plan) within five years, in order to further align director and shareholder interests. As of December 31, 2002, the outside directors' average ownership exceeded the guidelines adopted by the Corporate Governance Committee.

Outside directors are also given the option to receive all or a part of their annual retainer, meeting fees and awards under the Directors' Share Award Plan in the form of deferred share units pursuant to a Deferred Share Unit Plan (the "Deferred Plan"). Under the Deferred Plan, the number of units to be credited quarterly to each participating director's account is determined by dividing the amount elected by a director to be received as deferred share units (such amount not exceeding, on a quarterly basis, 25% of the director's annual retainer, meeting fees and awards), by the fair market value of a common share on the crediting date (as determined under the Deferred Plan). After termination of Board service, directors will receive an amount equal to the number of deferred share units credited to their account (including the value of dividends, if any, as if reinvested in additional units) multiplied by the then fair market value of the common shares (as determined under the Deferred Plan). During 2002, 26,159 deferred share units were credited to the respective accounts of the directors who elected to participate in the Deferred Plan for a total of 166,632 units since the implementation of the Deferred Plan in 1998.

78                                                     Abitibi-Consolidated 2002

OPERATION OF COMPANY'S SYSTEM OF GOVERNANCE(16)

Senior management of the Company is responsible for the design, establishment and maintenance of appropriate disclosure controls and procedures, as well as internal controls and procedures for financial reporting.

Disclosure controls and procedures have been established by the Company to ensure that information required to be disclosed by the Company is properly recorded, processed, summarized and ultimately reported to the Board or its committees, and then to the appropriate regulatory authorities.

The Company has also set up appropriate internal controls and procedures for financial information to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company's transactions are properly authorized, the Company's assets are safeguarded against unauthorized or improper use, and the Company's transactions are properly recorded and reported to permit the preparation of the Company's financial statements in conformity with generally accepted accounting principles.

On a quarterly basis, senior management evaluates the effectiveness of the Company's disclosure controls and procedures and internal controls and procedures for financial reporting, and informs the Corporate Governance Committee and the Audit Committee of its conclusions. Senior management has the responsibility to disclose to the Company's external auditors and to the Audit Committee all significant deficiencies and material weaknesses in the design or operation of these controls and procedures and any fraud, whether or not material, that involves management or other employees who have a significant role in these controls and procedures. The Company's Chief Executive Officer and Chief Financial Officer certify the Company's quarterly financial statements and confirm their conclusions as to the effectiveness of these controls. The external auditors periodically prepare for management a report on internal control weaknesses identified during the course of the auditors' annual audit, which is reviewed by the Audit Committee (See also "Audit Committee - Responsibilities"section below).

COMMITTEES OF THE BOARD

The Board currently has four committees that review in greater depth specific areas of its mandate. In addition to such regular committees, the Board may appoint ad hoc committees periodically to address other issues. Each member of the Board generally serves on at least two committees and all members of the committees are unrelated directors(17). Regular rotations of the directors among the various committees are performed to offer wider exposure to the spectrum of management issues. Committees meet at regular intervals and may, when circumstances so require, hold in camera sessions where management is asked to withdraw from the meeting(18).

The Board, through the Corporate Governance Committee, is responsible for the establishment and functioning of all Board committees, as well as the appointment, compensation and good standing of members serving on such committees. At regularly scheduled meetings of the Board, the directors receive, consider and discuss Board committee reports and review the minutes of these committees' meetings.

The following is a general description of the composition and general duties of each committee. The Corporate Governance Committee reviews the committees' mandates on a yearly basis.


16   Proposed Guidelines Section 473(5)
17   TSX Guidelines and Proposed Guidelines No. 9
18   Proposed Guidelines Practice Note No. 9.1


Abitibi-Consolidated 2002                                                     79

AUDIT COMMITTEE: Chair:
DAVID A. WARD

Members: MARLENE DAVIDGE, GORDON C. GRAY, LISE LACHAPELLE, C. EDWARD MEDLAND

COMPOSITION AND EXPERTISE(19)

The Audit Committee is currently composed solely of unrelated directors. It is the intent of the Board to ensure that, going forward, the Audit Committee is composed entirely of unrelated directors who do not, other than in their capacity as members of the Audit Committee, the Board, or any other Board committee, receive, whether directly or indirectly, any consulting, advisory, or other compensatory fees from the Company.

MANDATE AND OBJECTIVES

The Board and the Audit Committee continue to follow legislative developments in Canada and the United States as they pertain to the composition, role and responsibilities of the Audit Committee. In 2002, the Board reviewed the mandate governing the role and responsibilities of the Audit Committee with particular attention given to the assessment of external auditors independence and the provision of non-audit services by the external auditors. The review also ensured that the mandate meets, notably, new legislative requirements and recommendations enacted from time to time in both Canada and the U.S. It is also the Board's intent, upon final enactment of the current set of rules and recommendations under consideration on this matter by the relevant regulatory authorities, to publish the mandate of the Audit Committee on the Company's Web site or in another similar fashion(20).

The objectives of the Audit Committee include the following(21): (a) to assist the Board in the discharge of its responsibilities to monitor the audit process and the integrity of the Company's financial reporting;(b) to provide independent and direct communication channels between the Board, the committee, the director of internal audit of the Company and the external auditors;(c) to enhance the quality of the Company's financial reporting; (d) to ensure that the external auditors remain ultimately accountable to the Board and the Audit Committee as representatives of the shareholders; (e) to monitor the independence of the external auditors and of the director of internal audit;and
(f) to maintain the credibility and objectivity of financial reports and to satisfy itself as to the adequacy of the supporting systems of internal accounting controls.

RESPONSIBILITIES(22)

In order to achieve such objectives, the Audit Committee meets with management and the external auditors before approving the release of interim financial statements internally prepared. After reviewing the Company's annual financial statements with management and the external auditors, the Audit Committee recommends their approval to the Board.

The Audit Committee oversees the Company's continuing compliance with its obligations relating to the disclosure of financial and related information.
The committee also reviews the selection of, and changes in, accounting policies and practices, including from a quality and an acceptability standpoint, the use of any alternative treatments of financial information discussed with management and the ramification of their use and the external auditors' preferred treatment, and satisfies itself as to the effectiveness of the audit plan developed by the Company's external auditors and of the control systems and procedures developed and implemented by the Company's internal audit department. The committee meets regularly with both internal and external auditors, with and without management, to consider the results of their audits (including appropriate internal controls) and to review management's financial stewardship(23).

The Audit Committee may, whenever it may be appropriate to do so, retain and receive advice from experts, and the Company must ensure that funding is available to the committee in respect of such activities(24).



19   TSX Guidelines No. 13 and Proposed Guidelines Section 474(1)
20   Proposed Guidelines Section 474(1) and No. 14
21   TSX Guidelines No. 13 and Proposed Guidelines No. 13 and 14
22   Proposed Guidelines No. 14 and Practice Note No. 14.1
23   Proposed Guidelines Practice Note No. 13.2
24   TSX Guidelines No. 14 and Proposed Guidelines No. 15

80                                                     Abitibi-Consolidated 2002

At least once a year, the Audit Committee reviews a report from the external auditors attesting to the auditors' independence and, throughout the year, considers whether the auditors are independent by discussing with the auditors the appropriateness of any non-audit work performed or proposed to be performed and whether such non-audit work has or may affect the objectivity or independence of the external auditors. As part of these functions, the Audit Committee reviews and approves estimated audit and non-audit related fees and expenses, including all non-audit services, permitted by securities legislation and stock exchange rules, that are proposed to be provided by the external auditors prior to the commencement of such services.

The committee also recommends to the Board the selection of the Company's external auditors for appointment by the shareholders, is responsible for the evaluation of the external auditors and to ensure that they receive appropriate compensation from the Company, and sets hiring policies for employees or former employees of the external auditors. It is the Audit Committee's responsibility to ensure that the external auditors rotate the lead audit partner responsible for reviewing the Company's audit after 5 years.

Regarding the services provided by the internal audit department of the Company, the Audit Committee discusses with the controller reports of the internal audit department describing its activities, the working relationship between the internal audit department and the external auditors, and between the internal audit department and management, and approves annually the planned scope for the internal audit program, its objectives and the resources required to attain these objectives.

The committee is currently working with management to put in place procedures to receive and handle complaints or concerns received by the Company about accounting or audit matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters(25).

CORPORATE GOVERNANCE COMMITTEE
Chair: RICHARD DROUIN
Members: MARLENE DAVIDGE, LISE LACHAPELLE, JOHN A. TORY

The Corporate Governance Committee is responsible for the development, maintenance, and disclosure of the Company's corporate governance practices(26). The mandate of the committee includes (a) developing criteria governing the size and overall composition of the Board(27); (b) conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees; (c) recommending new nominees for the Board (in consultation with the Chairman and the Chief Executive Officer)28; and (d) recommending the compensation of directors(29). The committee also coordinates the annual evaluation of the Board, the committees of the Board and individual directors(30). All issues identified through this evaluation process are then discussed by the Corporate Governance Committee and are reported to the Board. Finally, it also has the responsibility for annually initiating, jointly with the Human Resources and Compensation Committee, a discussion at the Board level on the performance evaluation and remuneration of the President and Chief Executive Officer(31).

ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE
Chair: GORDON C. GRAY
Members: DONG KIL CHO, JEAN GAULIN, EARL H. JOUDRIE, DAVID A. WARD

The mandate of the Environmental, Health and Safety Committee is to review the adequacy of the environmental, health and safety ("EHS") programs and to assess the performance of the Company under such programs. Where appropriate, the committee reports or makes recommendations on significant issues to the Board and management. The committee's responsibilities include: (a) reviewing the Company's EHS policies; (b) approving and monitoring the Company's overall EHS management systems and practices; (c) monitoring the Company's performance in relation to applicable EHS laws; and (d) reviewing outstanding and potential liabilities for EHS matters. The committee also reviews with management all significant environmental incidents and occupational accidents as well as any events of material non-compliance, and it approves the Company's programs for EHS auditing.

25   Proposed Guidelines Practice Note No. 13.3
26   TSX Guidelines and Proposed Guidelines No. 10
27   TSX Guidelines and Proposed Guidelines No. 7
28   TSX Guidelines and Proposed Guidelines No. 4 and Practice Note No. 4.1
29   TSX Guidelines and Proposed Guidelines No. 8
30   TSX Guidelines and Proposed Guidelines No. 5 and Practice Note No. 5.1
31   Proposed Guidelines No. 8 and No. 11 and Practice Note No. 11.1

Abitibi-Consolidated 2002                                                     81

HUMAN RESOURCES AND COMPENSATION COMMITTEE
Chair: JOHN A. TORY
Members: DONG KIL CHO, JEAN GAULIN, H. EARL JOUDRIE, C. EDWARD MEDLAND

The Human Resources and Compensation Committee's ("HRC Committee") mandate is to develop an executive compensation strategy to attract and retain senior executives and motivate them to achieve superior results(32). The HRC Committee oversees all compensation and human resource matters including the administration of the Company's Stock Option Plan. The committee reviews all significant benefit plans applicable to the Company's employees and makes recommendations to the Board, where appropriate. The committee is also responsible for reviewing and approving a general salary structure for senior executives, ensuring it is competitive and aligned with shareholder interests, including making recommendations to the Board for appropriate salaries, bonuses and stock option grants to senior executives. The committee annually reviews management's plans and activities for development of key managerial personnel, including a review with the Chief Executive Officer of the essential elements of short-term and long-term senior executives succession planning. The committee is responsible for annually initiating, jointly with the Corporate Governance Committee, a review at the Board level of the performance and remuneration of the Chief Executive Officer. The HRC Committee also approves the hiring and promoting of senior executives of the Company.

In April 2002, the Board's Pension Committee was dissolved and its responsibilities transferred to the HRC Committee. As such, the HRC Committee is now responsible for, and is better positioned to coordinate, the pension plan structure and governance structure, as well as the overall supervision of the administration and investment of the Company's pension funds in accordance with applicable legislation or as otherwise lawfully delegated. The committee reviews and approves the Company's funding policy, including its investment policies and goals. The committee also reviews and approves the pension master trust fund audit reports and oversees the Company's Pension Investment Committee. Finally, the committee reviews actuarial assumptions and actuarial reports or summaries thereof.

BOARD EXPECTATIONS OF MANAGEMENT(33)

The information which management provides to the Board is critical to the effective functioning of the Board. The directors must have confidence in the data gathering, analysis and reporting functions of management. The Corporate Governance Committee monitors the nature of the information requested by and provided to the Board so that it is able to determine if the Board can be more effective in identifying opportunities and risks for the Company (See also "Authority of the Board"section above).

The Board does not believe that it is appropriate for it to be involved in the daily management and functioning of the Company. It expects that management will be responsible for the effective, efficient and prudent management of the Company subject to the Board's stewardship responsibilities. The Board expects management of the Company to meet the following key objectives:

     a) to report to the Board in a complete, accurate and timely fashion, on the business and affairs of the Company generally, and on any individual matter that management considers to be of material or significant consequence for the Company and its shareholders;

     b) to take timely action with respect to, and make all appropriate decisions required by the Company's operations in accordance with all applicable legal or other obligations and within the framework of the corporate policies in effect, with a view towards enhancing shareholder value;

     c) to conduct a comprehensive annual budgeting process under the guidance of the Board and to monitor closely the Company's financial and operating performance in conjunction with the annual business plan approved by the Board;

     d) to review on an ongoing basis, and subject to ultimate Board supervision, the Company's short-term and long-term strategies and their implementation in all key areas of the Company's activities in light of, among other factors, evolving market conditions, technology and governmental regulations; and

     e) to implement appropriate policies and procedures to assure a high level of conduct and integrity of the Company's management and employees.

32 TSX Guidelines No. 11 and Proposed Guidelines No. 8 and No. 11 and Practice Note No. 11.1
33   Proposed Guidelines Practice Notes No. 1.1





82                                                     Abitibi-Consolidated 2002

CODE OF BUSINESS CONDUCT(34)

The Company is dedicated to the principle of ethical and legal business conduct. It expects all its directors and employees, including management, to comply with all domestic and foreign laws and regulations governing its operations. To that effect, the Board has adopted a code of business conduct for members of the Board and management (the "Code of Conduct"). The Code of Conduct sets out the Board's and the Company's expectations towards these individuals in terms of, notably: honest and ethical conduct, including the handling of conflicts of interest; proper usage of the Company's property; compliance with laws, rules and regulations governing the affairs of the Company, including anti-trust and competition laws, rules and regulations;use and disclosure of confidential information, including insider trading and tipping;proper maintenance of books, records and reports; and true, timely and complete disclosure of important information concerning the Company's activities. All members of the Board and of management must report a violation or possible violation of the Code of Conduct or a contravention of the scope and intent of the Code of Conduct. Members of the Board and of management are ultimately accountable to the Board for their failure to comply with the Code of Conduct and appropriate disciplinary measures will be imposed in the event of failure to comply. The Board has not granted, nor does it intend to grant, any waiver of compliance to any member of the Board or management governed by the Code of Conduct. The Code of Conduct is published on the Company's Web site at the address indicated in "Shareholder/Investor Communications and Feedback"section below. The Company also intends to disclose at this address any subsequent amendment or waiver thereto, as required by applicable securities legislation and stock exchange rules.

Non-management employees of the Company are governed by similar rules and policies as those set out under the Code of Conduct.

SHAREHOLDER/INVESTOR COMMUNICATIONS AND FEEDBACK(35)

The Company's employees, including management and those authorized to speak on its behalf, are expected to comply with the Company's policy on disclosure, in order to ensure that communication to the different stakeholders about the Company and its subsidiaries is timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements. It covers, notably, disclosure in documents filed with securities regulators and written statements made in documents pertaining to the Company's continuous disclosure obligations, information contained on the Company's Web site and other electronic communications, relationships with investors, the media and analysts, and the Company's policy on disclosure and insider trading.

The Company has an Investor Relations Department (the "Department") that is responsible for facilitating two-way communication between senior management and the Company's shareholders and financial analysts. The Department's role is to ensure clear and direct communication of the Company's performance, actions and strategy to all shareholders and to others in the investment community. Information is disseminated through annual and quarterly reports, the annual meeting and frequent investor presentations. Information about the Company, including the Company's most recent annual and interim reports, annual information form, management proxy circular and press releases are also provided on the Company's Web site at www.abitibiconsolidated.com. This Universal Resource Locator (URL) is, and is intended to be, an inactive textual reference only. It is not intended to be an active hyperlink to the Company's Web site. The information on the Company's Web site, which is accessible through this URL's resulting hyperlink, is not, and is not intended to be, part of this Annual Report and is not incorporated by reference. On a regular basis, the Department receives and responds to all shareholders' inquiries in an appropriate, timely and conscientious fashion.

The Department provides feedback from the shareholders to senior management and the Board, where appropriate. The Department regularly encourages shareholders to voice their comments, concerns and suggestions.

34   Proposed Guidelines Section 474(3)
35   TSX Guidelines and Proposed Guidelines No. 1(d) and Practice Notes No. 1.1





Abitibi-Consolidated 2002                                                     83

                                                                      DOCUMENT 3

                       MANAGEMENT DISCUSSION AND ANALYSIS



                         OVERVIEW AND HIGHLIGHTS OF 2002

Abitibi-Consolidated is a global leader in newsprint, uncoated groundwood papers and lumber. We are a team of 16,000 people supplying newspapers, publishers, commercial printers, retailers, cataloguers and builders in more than 70 countries from 27 paper mills, 22 sawmills, 1 engineered-wood and 2 remanufacturing facilities located in Canada, the U.S., the U.K., South
Korea, China and Thailand. The Company also operates 10 recycling centres.

Abitibi-Consolidated is one of the lowest-cost producers in North America and Asia annually marketing approximately 6 million tonnes of newsprint including third parties' volume, nearly 2 million tonnes of value-added groundwood papers and 2.3 billion board feet of lumber.

$259 MILLION NET EARNINGS

Abitibi-Consolidated realized net earnings of $259 million on net sales of $5.1 billion in 2002 compared to net earnings of $106 million on net sales of $5.8 billion in 2001. The Company's loss from continuing operations amounted to $47 million in 2002 compared to earnings from continuing operations of $70 million in 2001.

On a per share basis, the Company recorded net earnings of $0.59 in 2002 compared to $0.24 the previous year. The loss from continuing operations amounted to $0.11 per share compared to earnings from continuing operations of $0.16 per share in 2001. The weighted average number of shares outstanding remained constant at 440 million during these periods.

The Company's decrease in net sales is mainly attributable to lower prices for newsprint and value-added groundwood papers partly offset by higher sales volume in all segments, primarily in newsprint due to the acquisition of an additional 16.67% ownership in Pan Asia Paper Company (PanAsia) in August of 2001.

The reduction of $117 million in earnings from continuing operations resulted mainly from a reduction in operating profit from continuing operations of $783 million partly offset by a reduction in financial expenses of $26 million, a gain of $54 million on translation of foreign currencies compared to a loss of $265 million in 2001, an income tax recovery of $181 million in 2002 compared to an expense of $84 million in 2001 and the elimination in 2002 of goodwill amortization of $40 million.

SALE OF SAINT-FELICIEN PULP MILL

In August 2002, the Company sold its northern bleached softwood kraft ("NBSK") pulp mill located in Saint-Felicien, Quebec to a member of a group of entities controlled by SFK Pulp Fund (collectively, "SFK") for a total consideration valued at $693 million. The consideration consisted of $544 million in cash and a 25% interest through a holding of class "B" units. The Company's interest in SFK is subordinated, in respect of monthly cash distributions, to the SFK units offered to the public until December 31, 2003. Of the cash proceeds, $16 million was reserved to maintain, until December 31, 2003, the level of monthly distributions that would have been payable on all publically-held SFK units had the Company held and retained an indirect economic interest of 41%.Excluding the sub-ordination, the Company realized a pre-tax gain of $364 million on disposal of 75% of the pulp mill.

26                                                     Abitibi-Consolidated 2002

At the closing of the transaction, Abitibi-Consolidated entered into a 20-year fibre supply agreement with SFK to maintain the mill's current wood chip supply.

More information is presented in note 3 of the Notes to Consolidated Financial Statements.

RATIONALIZATION/CONVERSION OF NEWSPRINT CAPACITY

In 2002, excluding PanAsia, the Company took 887,000 tonnes of market-related downtime in order to adjust production according to its order books. The downtime was mainly taken from the idling of three machines, one at each of the Lufkin and Sheldon mills in Texas and one at the Port-Alfred mill in Quebec. The remaining downtime was taken through temporary shutdown at all locations. This compares to 796,000 tonnes taken in 2001.

On December 11, 2002, the Company announced it would convert the newsprint machine at its mill in Alma, Quebec to produce the Company-developed product known as Equal Offset(TM). The total cost of the project is estimated at $181 million, including capitalized interests, to be spent over the next two years. Abitibi-Consolidated also announced the indefinite idling of its operations at the Sheldon, Texas newsprint mill. With these actions, the Company will permanently convert 170,000 tonnes of annual newsprint capacity and indefinitely idle 472,000 tonnes of higher cost newsprint capacity, thereby improving its overall cost structure and adjusting its production to its order books. During the first quarter of 2003, the Company expects to resume production at its currently idled newsprint machine in Lufkin, Texas.

PRICE MOVEMENTS

In 2001, industry prices for newsprint initially increased by US$50 per tonne effective March 1, but prices declined thereafter from May to December 2001 by close to US$150 per tonne. In 2002, pricing continued to decline by approximately US$60 per tonne through the first eight months of the year. In June 2002, a US$50 per tonne price increase was announced effective August 1, 2002. By the end of November 2002, US$35 per tonne of the announced price increase had been successfully implemented. Newsprint prices in 2002 were down approximately 20% compared to 2001. On January 24, 2003, an additional US$50 per tonne price increase was announced effective March 1, 2003. Newsprint prices in international markets, with the exception of European countries, have followed the same trend during the year. In 2002, contract prices in Europe declined an average of 12.5%.

Industry prices for uncoated groundwood grades declined an average of 5% through the year.

Lumber prices in North America were lower in 2002 than the previous year, despite the healthy demand in the United States. Average prices for the fourth quarter of 2002 hit a 10-year record low.

COST IMPROVEMENTS

Abitibi-Consolidated set a target of reducing its costs in 2002 by $100 million compared to 2001. All the Company's locations implemented cost improvement initiatives to reduce material usage and/or increase machine productivity. At the end of the year, the Company had realized $89 million in cost reductions. Lower productivity caused by market-related downtime was the main factor for the Company not achieving its original goal. The Company intends to pursue cost reduction initiatives in 2003.

CHANGES TO PANASIA SHAREHOLDER AGREEMENT

On May 10, 2002, the Company and Norske Skog of Norway amended the Shareholders' Agreement of PanAsia to better suit a dual ownership structure following the exit of Hansol Paper from the joint venture in August 2001. PanAsia paid a dividend of US$25 million to each of its two shareholders on May 15, 2002.

CREATION OF A JOINT VENTURE TO PRODUCE ENGINEERED WOOD

On November 7, 2002, Abitibi-Consolidated and Louisiana-Pacific Canada Ltd. formed a joint venture to produce I-joists, used mainly in residential and commercial floor construction. The new mill, with annual production capacity of 70 million linear feet, will be located in Larouche, in the Lac-Saint-Jean region of Quebec. Abitibi-Consolidated and Louisiana-Pacific will each own 50% of the joint venture and invest a total of $15 million.

DIVIDENDS

Dividends paid in 2002 amounted to $176 million, the same level as in 2001. The Board of Directors declared regular dividends of $0.10 per share, or $44 million, in each quarter of 2001 and 2002.

SUMMARY OF RESULTS FROM CONTINUING OPERATIONS

As previously mentioned, Abitibi-Consolidated sold its pulp mill in Saint-Felicien, Quebec which represented approximately 80% of its market pulp capacity. Consequently, the Company has removed the results of the mill from its continuing operations.

Net sales reached $5.1 billion in 2002 compared to $5.8 billion in 2001. Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to $846 million or 16.5% of net sales, compared to $1,621 million, or 27.9% of net sales, in 2001.

Abitibi-Consolidated 2002                                                     27

OPERATING PROFIT FROM CONTINUING OPERATIONS
(in millions of dollars)

                                    2002       2001
                                     ---        ---
                                       $          $

Newsprint                             --        636
Value-added groundwood papers        136        317
Lumber                                46         12
                                     ---        ---
Total                                182        965
                                     ===        ===


Financial expenses totalled $444 million in 2002 compared to $470 million in 2001. The reduction is primarily attributable to lower interest expenses due to lower interest rates, debt repayment following the sale of the Saint-Felicien mill and interest earned on a favourable litigation settlement. These elements were partly offset by a premium paid on debt repayment.

Gain on translation of foreign currencies amounted to $54 million in 2002 as a result of a strengthening year-end Canadian dollar compared to the U.S. currency. In 2001, the Company recorded a loss on translation of foreign currencies of $265 million mainly due to a weaker year-end Canadian dollar compared to the U.S. currency on the Company's debt denominated in U.S. dollars.

Other expenses in 2002 include $9 million in fees related to the securitization programs representing a reduction of $17 million compared to the previous year, mainly due to lower program cost, which is based on LIBOR. In 2001, the Company realized a gain of $10 million on the disposal of a short-term investment.

Income tax recovery during the year amounted to $181 million of which $64 million ($42 million in the fourth quarter) is primarily due to a reduction arising from a re-evaluation of future income tax assets and liabilities. In 2001, the Company recorded an income tax expense of $84 million.

NEWSPRINT

Operating Results

Net sales of newsprint were $2,915 million in 2002, compared to $3,502 million in 2001. Operating profit from continuing operations broke even in 2002, and $636 million, or 18.2% of net sales, in 2001. The reduction in net sales is mainly attributable to lower average prices year over year, partly offset by higher sales volume and a weaker average Canadian dollar compared to the U.S. currency.

The average newsprint mill net decreased to $631 per tonne in 2002, a reduction of 20% from the previous year. The Company's shipments totalled 4,624,000 tonnes compared to 4,456,000 tonnes sold in 2001. The increase in volume is mainly due to higher sales from PanAsia resulting from the acquisition, in August 2001, of an additional 16.67% ownership in the joint venture. In 2002, excluding
PanAsia, the Company took 887,000 tonnes of market-related downtime in order to adjust production to its order books. This compares to 796,000 tonnes taken in 2001.

The Company's newsprint cost of products sold decreased to $517 per tonne or by 1% in 2002 compared to the average cost of $522 per tonne in 2001. The reduction is mainly attributable to lower material usage related to the cost improvement initiatives, lower wood chip prices and better use of low-cost mills in the Company's market-related downtime. These elements were partly offset by material price increases mainly in waste paper and the translation, into a weaker average Canadian dollar, of the manufacturing costs at U.S. mills.

In 2002, the Company amortized the new machine in Lufkin, Texas for twelve months compared to only three months in 2001. In the fourth quarter of 2002, the Company wrote off the remaining book value of $12 million of the Thorold thermomechanical (TMP) pulp mill following the start-up of the 100% de-inked plant. In 2001, following the closure of the Sheldon thermomechanical pulp mill, the Company wrote off its remaining book value of $33 million.

DISTRIBUTION OF NEWSPRINT SALES:

                                  UNITED STATES                        50%
                                  EUROPE                               18%
2002                              ASIA                                 15%
                                  CANADA                                8%
                                  LATIN AMERICA                         6%
                                  OTHER COUNTRIES                       3%

                                  United States                        56%
                                  Europe                               15%
2001                              Asia                                 10%
                                  Canada                                9%
                                  Latin America                         8%
                                  Other Countries                       2%


Newsprint Market

According to the Pulp and Paper Products Council (PPPC), North American newsprint demand declined by 2.5% in 2002 from the 2001 level as a result of continued difficult economic conditions and a decline in advertising and editorial pages in newspapers. The average North American operating rate was 89%, compared to 90% in 2001. North American imports decreased marginally to 199,000 tonnes, while exports decreased 2.1% to 2,615,000 tonnes.

28                                                     Abitibi-Consolidated 2002

At the end of 2002, total producers' and customers' newsprint inventories were 42,000 tonnes lower than at the end of 2001 and U.S. dailies' stocks stayed flat at 41 days of supply. The Company employed disciplined inventory management in 2002 in order to match output with its order books, and by year-end inventories were approximately 30% below 2001 year-end levels. At the end of the year, the Company's North American inventory level was at a record low since the Donohue acquisition and the international inventory level was in line with minimum requirements to service European customers and meet vessels' schedules.

North American newsprint industry pricing declined through the first eight months of the year, but started to increase through the balance of the year following a price increase announcement effective August 1, 2002. Industry prices declined an average of 12% through August, and recovered by 8% through December. At the end of the year, industry published transaction price stood at US$480/tonne, 5% below the year-end 2001 price. Contract prices in Europe declined by an average of 12.5%.

Management currently expects North American demand to remain flat to slightly positive in the first half of 2003, before a moderate recovery is expected in the second half. The Company expects total 2003 consumption to be higher than 2002 but in the low single-digit percentage points. The key risk factors to a demand recovery are the strength of the North American economy, particularly advertising expenditures, and the economic impact of any military conflict. Management expects demand in Europe to remain approximately the same for 2003. The main risk factor to demand in Europe is the potential for economic conditions to deteriorate. The Company believes that announced capacity reductions in North America, partly offset by additions in other parts of the world, could lead to a more balanced supply/ demand situation.

Change in Capacity

On December 11,2002, the Company announced the conversion of its newsprint machine at its mill in Alma, Quebec to the Company-developed product known as Equal Offset(TM). Abitibi-Consolidated has also announced the indefinite idling of its operations at its Sheldon, Texas newsprint mill. With these actions, the Company is permanently converting 170,000 tonnes of annual newsprint capacity and indefinitely idling an additional 472,000 tonnes of higher cost newsprint capacity as part of its focused downtime strategy, thereby improving its overall cost structure and better adjusting production to its order books.

VALUE-ADDED GROUNDWOOD PAPERS

Operating Results

Net sales of value-added groundwood papers were $1,541 million in 2002, compared to $1,717 million in 2001. Operating profit from continuing operations for the same periods was $136 million, or 8.8% of net sales, and $317 million, or 18.5% of net sales, respectively. The decrease in net sales is attributable to lower average mill nets.

The average mill net for value-added groundwood papers declined 11% to $871 per tonne in 2002 compared to the previous year, due mainly to lower prices for all products in the segment, partly offset by a weaker average Canadian dollar compared with the U.S. currency. The Company's shipments of value-added groundwood papers totalled 1,770,000 tonnes in 2002, compared to 1,761,000 tonnes in 2001.

The Company's cost of value-added groundwood papers sold decreased by 2% in 2002 compared with the previous year. The reduction is mainly attributable to lower material usage, lower wood chips and purchased pulp prices, partly offset by the translation into a weaker average Canadian dollar of the U.S. mill manufacturing costs.

SHIPMENTS OF VALUED-ADDED GROUNDWOOD PAPERS
(in thousands of tonnes)

                                             2002      2001
                                             ----      ----
SC, Soft-Nip papers                           728       667
Alternative & Equal Offset(TM)
  and Hi-Brite papers                         645       648
Directory papers                              129       150
Specialty papers                              187       211
Market pulp                                    81        85
                                            -----     -----
Total                                       1,770     1,761
                                            =====     =====


ABIcal(TM) Grades (Supercalendered ("SC") and Soft-Nip)

According to the PPPC, demand for glossy grades increased 4.7% in 2002. Dominated by retail inserts and flyers, this segment was less impacted by the weak economic environment and was positively impacted in 2002 by grade switching from other paper grades, notably from coated groundwood and lower-end uncoated groundwood papers. Shipments of the Company's ABIcalTM grades increased by 26% or 78,000 tonnes, due to the continued introduction of the Lufkin mill's product into the market. Prices for ABIcal(TM) grades declined gradually through the year due principally to capacity additions in these grades, which adversely affected the supply/demand balance.

The Company believes that demand should continue to improve in 2003 as economic conditions improve. Increased advertising expenditures should positively affect the demand for value-added papers used for inserts, flyers, catalogues and magazines. While recent capacity additions will continue to put pressure on these

Abitibi-Consolidated 2002                                                     29
grades, the impact on the supply/demand balance should be smaller than in 2002.


   DISTRIBUTION OF VALUE-ADDED GROUNDWOOD PAPERS SALES:

                        UNITED STATES 82%
2002                    CANADA 12%
                        OTHER COUNTRIES 6%

                        United States 82%
2001                    Canada 11%
                        Other Countries 7%


ABIoffset(TM) and ABIbrite(TM) Grades

The Company continues to be successful with its ABIoffset(TM) grades consisting of AlternativeOffset(TM) and EqualOffset(TM). Sales of Alternative Offset(TM) increased by 9% or 17,000 tonnes, and sales of Equal Offset(TM) increased by 36% or 22,000 tonnes. The Company in December announced a plan to expand capacity of the Equal Offset(TM) grade at its Alma, Quebec, paper mill. The capacity will come on-stream in 2004. Demand for ABIbrite(TM) grades was negatively impacted by the economy, substitution to other paper grades and reduced export sales. Pricing for these grades declined through the first half of the year, and stabilized in the second half.

The Company believes that demand for Alternative Offset(TM) and EqualOffset(TM) will continue to increase as the brands gain awareness in the market and new end-use applications are found. Demand for ABIbrite(TM) grades should also improve in 2003 as economic conditions improve.

ABIlite(TM) Grades (Directory)

According to the PPPC, demand for directory paper declined marginally in 2002, by 1% or less than 10,000 tonnes. Shipments of the Company's ABIlite(TM) product decreased by 21,000 tonnes in 2002. Shipments in 2001 included 32,000 tonnes of the spun-off Wayagamack mill in Trois-Rivieres, Quebec. Directory contract prices held steady through the year.

The outlook for 2003 remains positive as alternative electronic media continue to have minimal impact and directories continue to be used by advertisers to reach consumers.

Change in Capacity

On December 11, 2002, the Company announced the conversion of the newsprint machine at its mill in Alma, Quebec to produce Equal Offset(TM) paper. Abitibi-Consolidated is investing $181 million, including capitalized interests, over the next two years to convert this Alma machine to produce annually up to 230,000 tonnes of Equal Offset(TM). Production is expected to start in the second quarter of 2004.

LUMBER

On April 2, 2001, certain U.S. industry and trade groups filed petitions with the U.S. Department of Commerce (USDOC) and the U.S. International Trade Commission (USITC) for the imposition of anti-dumping and countervailing duties on softwood lumber imported from Canada.

In response to the petitions, the USITC instituted a preliminary injury investigation and the USDOC instituted anti-dumping and countervailing duty investigations. On May 16, 2001, the USITC determined that there was a reasonable indication that an industry in the United States was threatened with material injury by reason of imports from Canada of softwood lumber, that were alleged to be subsidized and sold in the United States at less than fair value. On August 9, 2001, the USDOC issued its preliminary affirmative determination that countervailable subsidies were being provided to producers and exporters of certain softwood lumber products from Canada and the USDOC imposed a preliminary duty rate of 19.31% to be posted by cash deposits or bonds on the net sales amount of softwood lumber to the U.S. on or after August 17, 2001. The USDOC also determined that there was a reasonable basis to believe that the conditions of Critical Circumstances were met. In accordance with U.S. law, the Company posted bonds to secure the duty assessed in respect of the Company's net sales to the U.S. of softwood lumber from August 17, 2001 to December 15, 2001.

On October 31, 2001, the USDOC issued its preliminary affirmative determination in its anti-dumping case that the Company is selling softwood lumber products in the U.S. below cost or below prices received in Canada and the USDOC imposed a preliminary duty rate of 13.64% to be posted by cash deposits or bonds on the net amount of softwood lumber to the United States. The USDOC also determined that there was no reasonable basis to believe that the conditions of Critical Circumstances were met. In accordance with U.S. law, the Company posted bonds to secure the duty assessed in respect of the Company's net sales to the U.S. of softwood lumber from November 6, 2001 to March 31, 2002.

On March 22, 2002, the USDOC issued its final determinations and imposed countervailing duty of 19.34% (revised to 18.79%) and Company specific anti-dumping duty of 14.6% (revised to

30                                                     Abitibi-Consolidated 2002

12.44%) on Canadian softwood lumber imports. The USDOC also determined that there was no condition of Critical Circumstances. In accordance with U.S. law, the Company posted bonds to secure the anti-dumping duty assessed in respect of the Company's net sales of softwood lumber to the U.S. from April 2, 2002 until May 5, 2002.

On May 22, 2002, the USITC determined that an industry in United States was threatened with material injury by reason of imports from Canada of softwood lumber. Consequently and effective on the same date, this determination confirmed the countervailing duty of 18.79% and Company specific anti-dumping duty of 12.44% on Canadian softwood lumber imports but with no retroactive effect.

On September 27, 2002, the World Trade Organization (WTO) rendered its preliminary decision on the countervailing duty imposed by the USDOC on softwood lumber imported from Canada, in which it ruled in Canada's favour.

On January 6, 2003, the USDOC issued a draft discussion paper in an attempt to reach a negotiated settlement of the dispute between Canada and the United States. If a negotiated settlement is not reached, WTO and North American Free Trade Association (NAFTA) panels are expected to render their decision during the first half of 2003.

The Company will continue to advocate against what it believes are unfair and inequitable determinations through the formal litigation process with the WTO and NAFTA, and will continue to support Canada's engagement in negotiations.

For accounting purposes, the Company had provisioned, in 2001, a pre-tax amount of $13 million in its financial statements for the period from August 17, 2001 to December 15, 2001 representing the amount calculated at the preliminary countervailing duty rate determined by the USDOC of 19.31%. The Company had not provisioned any amount for the period from May 19, 2001 to August 16, 2001, as management believed that the likelihood of Critical Circumstances was not determinable at that time. Also, the Company had provisioned a pre-tax amount of $5 million in its financial statements for the period from November 6, 2001 to December 31, 2001 representing the amount calculated at the preliminary 13.64% anti-dumping rate determined by the USDOC. In 2002, the Company reversed its previously established provision as the USITC concluded that U.S. producers had not suffered "injury" but only a "threat of injury". On May 22, 2002, the Company began paying the duties according to the new levies and has paid and expensed $44 million of countervailing and anti-dumping duties for the year 2002.

Operating Results

Net sales of lumber increased to $666 million in 2002, compared to $592 million in 2001. Operating profit for the periods were $46 million and $12 million respectively. The increase in net sales results from higher sales volume and mill nets.

The average mill net for lumber increased to $378 per thousand board feet in 2002 compared to $347 per thousand board feet in 2001. The increase in mill net is attributable to the reversal, in 2002, of the provision taken in 2001 related to countervailing and anti-dumping duties, a weaker average Canadian dollar compared with the U.S. currency and higher duty-free Canadian sales levels partly offset by lower lumber prices. The Company's shipments totalled 1,759 million board feet in 2002, compared to 1,704 million board feet in 2001.

Cost of products sold in the Company's lumber segment increased by 5% compared to 2001, mainly due to lower wood chips revenue, which is accounted for as a reduction in manufacturing costs, partly offset by lower material usage and better operating efficiency.

   DISTRIBUTION OF LUMBER SALES:

2002                    UNITED STATES 56%
                        CANADA 44%







2001                    United States 60%
                        Canada 40%


Lumber Market

Demand in the United States remained strong throughout the year with housing starts remaining above an annualized rate of 1.6 million units all year long and hitting an annualized rate of 1.84 million units in December 2002. Demand in Canada continued to be strong as well, with housing starts remaining above an annualized rate of 200,000 units for most of the year. Overseas markets remained difficult throughout the year.

Abitibi-Consolidated 2002                                                     31

Lumber prices in North America were lower in 2002 than the previous year, despite the healthy demand in the United States mainly due to an over supply arising from a 56% increase in imports from non-Canadian sources and increased production from the Western Canadian producers. Average prices for the fourth quarter of 2002 hit a 10-year record low.

The Company believes low U.S. interest rates will help support housing starts in the first half of 2003 and the anticipated general economic recovery should keep housing starts high and improve prices in the second half.

BUSINESS ACQUISITION AND DISPOSAL

As discussed earlier, in August 2002, Abitibi-Consolidated completed the sale of its pulp mill located in Saint-Felicien, Quebec to SFK Pulp Fund for gross proceeds of $544 million and retained a 25% interest in SFK. The Company views this investment as nonstrategic and plans to divest when appropriate.

On August 16, 2001, the Company concluded, jointly with Norske Skog, the acquisition of the one-third share of PanAsia owned by Hansol, for a total of US$350 million, consequently increasing its stake in the joint venture from 33% to 50%. The Company's additional investment in PanAsia of US$175 million was financed through existing bank facilities.

On September 4, 2001, Abitibi-Consolidated acquired Valley Recycling Works located in Chandler, Arizona for a total of US$15 million. This recycling facility is well positioned to supply the Company's recycled paper mills located in the U.S. Southwest.

On May 9, 2001, the Company sold its Wayagamack mill in Trois-Rivieres, Quebec for $58 million. The mill had an annual production capacity of 185,000 tonnes of value-added ground-wood papers.

FINANCIAL POSITION AND LIQUIDITY

The Company's cash and cash equivalents at the end of 2002 amounted to $146 million, a reduction of $62 million compared to $208 million at the end of 2001. In 2002, Abitibi-Consolidated generated $243 million of cash from continuing operating activities, $51 million of cash from discontinued operations and $200 million of cash from investing activities of continuing operations while it used $551 million of cash for financing activities of continuing operations. The major cash transactions during 2002, excluding cash from operations, payment of dividends and capital expenditures, were debt reduction and divestiture of the Saint-Felicien pulp mill.

Continuing Operating Activities

Cash generated from continuing operating activities totalled $243 million or $0.55 per share in 2002, compared to $990 million or $2.25 per share in 2001. The reduction in cash generated by operating activities was mainly due to the reduction in operating profit from continuing operations and the increase of $66 million in non-cash operating working capital in 2002 compared to an increase of $51 million in 2001. The increase in non-cash operating working capital in 2002 is mainly due to an increase in accounts receivable and a reduction of accounts payable and accrued liabilities partly offset by a reduction of inventories.

Financing Activities of Continuing Operations

Cash used for financing activities of continuing operations totalled $551 million in 2002, compared to $218 million in 2001. The increase of cash used was mainly due to the reduction of debt.

In the third quarter of 2002, largely as a result of the Saint-Felicien mill divestiture, the Company bought back all of the outstanding US$150 million 9.125% senior notes. During the year, the Company renewed its 364-day revolving facility. At December 31, 2002, the available portion of the revolving facilities was $681 million. The non-recourse Alabama River bank debt has been extended and now matures in 2004.

Long-term debt, including the current portion, amounted to $5,633 million at December 31, 2002 representing a ratio of net debt to capitalization equal to
0.635 compared to $6,058 million for a ratio of 0.658 at December 31, 2001. The decrease in long-term debt is mainly due to the use of cash from the divestiture of the Saint-Felicien mill and the positive impact of the strengthening year-end Canadian dollar on U.S. dollar denominated debt for $55 million.

On November 18, 2002, one of the three rating agencies that rate the Company's debt instruments assigned a Ba1 (with a stable outlook) rating to the Company's debentures down from Baa3 (negative outlook).On February 18, 2003, a second rating agency also lowered its rating on the Company's debt instruments from BBB- (negative outlook) to BB+ (with a stable outlook). Interest payments under the Company's current debt are expected to rise by $2 to 3 million annually as a result of these rating changes.

Investing Activities of Continuing Operations

The Company generated $200 million of cash from investing activities of continuing operations in 2002 and used $729 million in 2001. In
2002, Abitibi-Consolidated generated $460 million from the divestiture of the Saint-Felicien mill and reduced its capital expenditures by $245 million compared to 2001 mainly due to the completion of the Texas modernization program. In 2001, business acquisitions totalled $286 million in large part relating to the additional investment in PanAsia.

The Company made $214 million of capital expenditures in 2002 compared to $459 million in 2001. Construction payables included

32                                                     Abitibi-Consolidated 2002
 in capital expenditures decreased by $5 million in 2002 compared with a decrease of $34 million in 2001 mainly due to the completion of the Lufkin project in 2001. Major projects included a new thermomechanical pulp plant in Baie-Comeau ($37 million in 2002 and $2 million in 2001), the 100% de-inked plant in Thorold ($22 million in 2002 and $27 million in 2001) and the effluent treatment system at the Lufkin mill ($7 million in 2002). In September 2002, the Company completed the conversion to 100% recycled paper at its Thorold, Ontario mill. The project was completed on schedule, and the mill started up slightly ahead of expectations. The TMP modernization project at the Baie-Comeau, Quebec mill is also on schedule and within budget. The start-up is scheduled in the first quarter of 2003. In 2002, Abitibi-Consolidated approved the modernization of its hydroelectric generating facilities at Iroquois Falls, Ontario. The remainder of the capital expenditures was mainly related to asset maintenance.

The Company intends to limit its capital expenditure program in 2003 at approximately $300 million including its share of the capital expenditures of the PanAsia joint venture and the project to convert the newsprint machine at its mill in Alma, Quebec, to Equal Offset(TM) for $181 million, including capitalized interests, to be spent over the next two years.

The Company intends to continue to maintain a disciplined capital expenditure program and to apply free cash flows towards the reduction of debt.

OTHER SIGNIFICANT EVENTS

The agent appointed by the Canadian Competition Bureau in December 2001 could not complete the divestiture of the Port-Alfred, Quebec newsprint mill before the expiry of the period provided for in the Consent Order issued by the Competition Tribunal following the Company's undertaking to the Bureau of December 2000. The Bureau is currently conducting an inquiry on the sale process.

On September 19, 2001, the Company entered into a partnership with Central Newfoundland Energy Inc., a non-regulated subsidiary of Fortis Inc. to further develop the hydroelectric potential in Newfoundland. Abitibi-Consolidated holds a 49% interest in the partnership. The first phase of the $65 million project is planned to be operational in the first part of 2003 while the second and final phase is scheduled to start by the end of 2003. During 2002, the partnership secured $65 million in debt maturing in 2029 from a syndicate of lenders, with no recourse to the Company. Additional energy produced, covered by a 30-year contract, will be sold to Newfoundland and Labrador Hydro.

2001 COMPARED TO 2000

Net sales totalled $5, 811 million in 2001 compared to $5,370 million in 2000. The Company's increase in net sales is mainly attributable to the acquisition of Donohue on April 18, 2000, whereby based on the reverse takeover method of accounting, operating results of former Abitibi-Consolidated are included for only eight and a half months in 2000 compared with twelve in 2001. In addition, the 2001 average mill net for newsprint rose 7% and value-added groundwood papers rose 5% compared to the previous year.

The Company posted net earnings of $106 million in 2001, or $0.24 per share, compared to $293 million in 2000, or $0.76 per share. In 2002, the Company sold its Saint-Felicien pulp mill and consequently has removed the results of the mill from its continuing operations for the years 2001 and 2000. Net earnings from continuing operations amounted to $70 million in 2001, or $0.16 per share, compared to $200 million in 2000, or $0.52 per share.

The reduction of net earnings from continuing operations resulted mainly from the larger loss on translation of foreign currency denominated monetary items, an increase in amortization cost due to the Donohue acquisition, the write-off of the Sheldon thermomechanical pulp mill of $33 million and an increase in financial expenses mainly attributable to the additional debt contracted to finance the acquisition of Donohue on April 18, 2000. These elements were partly offset by higher revenues previously discussed and cost reductions obtained through a synergy program put in place following the acquisition of Donohue.

RISKS AND UNCERTAINTIES
PRICES

Paper prices are tied to the health of the economies of North and South
America, Asia and Europe, as well as to paper inventory levels in these regions. Continued difficult economic conditions in the North American and European markets in 2002 kept advertising spending down and decreased paper consumption.

Paper prices are also tied to variances in production capacity. The Company believes that worldwide newsprint capacity increases are at historically low levels.

The Company expects a moderate improvement in the general market environment for newsprint and value-added groundwood papers in 2003, arising from an economic recovery in North America and in Europe, combined with the absence of significant new capacity in North America.

FOREIGN EXCHANGE

The Company's exposure to the U.S. dollar is an inherent risk to its business. Approximately 75% of the net revenues and 21% of manufacturing costs of North American operations are in U.S. dollars. The U.S. dollar exposure may therefore cause volatility in the Company's cash flows and earnings.

Abitibi-Consolidated 2002                                                     33

The Company's principal paper markets are outside Canada and exposure to exchange rate risks cannot be avoided. The Company's foreign exchange program includes partial hedging of U.S. dollar and other currency cash flows. The Company also borrows most of its long-term debt in U.S. dollars and this debt constitutes an effective partial economic hedge on future U.S. cash flows.

SOFTWOOD LUMBER DISPUTE

Since the end of the five-year softwood lumber agreement between Canada and the United States in March 2001, the USDOC has instituted anti-dumping and countervailing duty investigations. In 2002, "final determinations"were issued by the U.S. government and duties have been imposed at rates of 18.79% for countervailing duties and 12.44% for the Company specific anti-dumping fees calculated on the net sales of the Company's lumber shipped to the United States. Starting May 22, 2003 and upon request, the USDOC can conduct a retrospective annual review to determine the actual amounts of anti-dumping and countervailing duties owed. The difference between the amounts paid and owed would then be refundable to or payable by the Company with interest.

With manufacturing operations in Canada, the United States, the United Kingdom and Asia, Abitibi-Consolidated believes free and open trade is critical to maintain global competitiveness and remains confident that lower rates will prevail following the retrospective annual review.

On an annual basis and based on normal shipment patterns, the impact of every 1% increase or decrease in countervailing or anti-dumping tariffs represents a change of approximately $2.4 million in net earnings.

FIBRE SUPPLY

Fibre represents the Company's major raw material in the production of wood products, paper and pulp.

The virgin fibre supply required by the Company in Canada is mostly assured by agreements with provincial governments. The agreements are granted for various terms, from 5 to 25 years, and are generally subject to regular renewal every 5 years. They incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal as well as cooperation with other forest users. The Company believes that it complies with all forest regulations and fully expects to have its supply agreements extended as they come up for renewal.

Wood chips supplied from the Company's sawmills together with fibre exchanges with independent sawmills and long-term contracts with third parties conducted at market prices represent approximately 77% of the Company's Canadian pulp and paper mills requirements.

Virgin fibre in the United States is obtained through the Company's private timberlands, long-term supply contracts and purchases on the open market.

The Company is North America's largest consumer of old newspaper and magazines to produce recycled-content paper. The Company is involved in the recovery of old papers and has contracts with numerous recyclers, waste haulers and brokers in countries where its mills are located.

The Company believes that the balance of fibre supply between its internal sources and the open market is more than adequate to support its wood products as well as paper and pulp production requirements.

ENERGY

Energy is an important component of paper mills' manufacturing costs. The Company is exposed to energy price fluctuations. Natural gas and Bunker "C" prices were volatile in 2002 but did not create major cost increases compared to 2001 mainly because average fossil fuels prices were not significantly higher in 2002 and also because of the flexibility that some of the paper mills have to switch energy sources depending upon which source is the more advantageous.

In May 2002, the power market in the province of Ontario was deregulated. The impact of deregulation in Ontario has been mitigated by the Company's ability to self-generate power in some of its facilities and by signing fixed supply contracts.

ENVIRONMENT

The Company is subject to environmental laws and regulations relating to forest management, air emissions, wastewater discharge, waste management and landfill sites. The Company believes that it is in material compliance with all laws and regulations governing its activities and that the only foreseeable major capital expenditure is the ongoing rebuild of the effluent treatment system at the Lufkin mill (completion in 2003).

The Company conducts environmental compliance audits, performed by both internal and external auditors, which cover all Company paper and lumber sites over a defined schedule of time.

The Company has implemented a certification process with its pulp and paper mills and woodlands operations under the International Standards Organization
(ISO). The Company plans to obtain ISO 14001 certification for a majority of its operations by the end of 2003, and Sustainable Forest Management Certification for its North American operations by the end of 2005.

34                                                     Abitibi-Consolidated 2002

PRICE AND EXCHANGE RATE SENSITIVITY

The Company's operating profit from continuing operations, net earnings from continuing operations and diluted earnings from continuing operations per share are impacted by fluctuations in selling prices and foreign exchange to the following extent:

2003 SENSITIVITIES
(in millions of Canadian dollars, except per share amounts)
Based on budgeted volumes, prices and exchange rates


                                                     IMPACT ON
                                             GROSS         NET          EARNINGS
                                            PROFIT    EARNINGS         PER SHARE
                                            ------    --------         ---------
                                                 $           $                 $
US$25 CHANGE IN TRANSACTION
      PRICE - PER UNIT
Newsprint(1)                                   185         124              0.28
Value-added
   groundwood papers(1)                         72          48              0.11
Lumber(2)                                       79          53              0.12
                                                --          --              ----

FOREIGN EXCHANGE(3)
US$0.01 change in relative value
        to the Canadian dollar
   Cash impact                                  30          14              0.03
   Translation of foreign currencies            63          53              0.12
                                                --          --              ----

(1) Per tonne
(2) Per thousand board feet
(3) Translation of foreign currencies will impact earnings the opposite way as to cash impact


OUTLOOK

The Company is a major global low-cost producer and marketer of newsprint and value-added groundwood papers with interests in operations in Canada, the United States, the United Kingdom, South Korea, China and Thailand. It is also one of the major lumber producers in North America.

The Company's production capacity, at the beginning of 2003, is as follows:

(in millions of tonnes, except lumber and I-joist)

Newsprint(1)                                 5,637
Value-added groundwood papers                1,874
Market pulp                                    106
Lumber (MBf)                                 2,277
I-joist (MLf)                                   35

(1) Includes currently idled capacity.


Considering economists' forecast for growth in the U.S. economy, the Company believes that newsprint markets will moderately improve in 2003.

The Company expects the market for value-added groundwood papers will continue to be impacted by increased capacity in SC grades but to a lesser extent than in 2002. In general, prices may be below the 2002 average levels in the first half of this year and improve thereafter.

Overall market conditions, depending on consumers' confidence, are expected to improve but could be influenced by international military conflicts or the threat of such conflicts.

The Company intends to limit its capital expenditure program in 2003 at approximately $300 million and to apply free cash flows toward the reduction of long-term debt.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this management discussion and analysis (MD&A) and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements reflect expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. Some of the factors, which could cause results or events to differ materially from current expectations, are discussed above under the section "Risk and Uncertainties" and other cautionary factors are outlined elsewhere in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions, other business combinations or divestitures that may be announced or completed after such statements are made.

CONTRACTUAL OBLIGATIONS

Abitibi-Consolidated has long-term debt with contractual maturities as described in note 16 of the Notes to Consolidated Financial Statements.

In addition, the Company uses various financial instruments as described in note 19 of the Notes to Consolidated Financial Statements to reduce its exposure to foreign exchange and to manage the fixed and floating interest rate mix.

Abitibi-Consolidated 2002                                                     35

Finally, the Company has operating leases and other commitments entered into in the normal course of business. These commitments, which are not accounted for on the Company's Consolidated Balance Sheet are described in note 20 of the Notes to Consolidated Financial Statements.

CHANGES IN ACCOUNTING POLICIES

In 2001 and effective January 1, 2002, the Canadian Institute of Chartered Accountants (CICA) issued two changes in Canadian Generally Accepted Accounting Principles (GAAP) impacting the Company's results. First, the CICA issued amendments to Handbook Section 1650 intended to eliminate the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary assets and liabilities. The recommendations were adopted retroactively, with restatement. The pre-tax impact of this change is a gain of $54 million in 2002 and a charge of $265 million in 2001. Secondly, the CICA issued a new Handbook Section 3062 that requires intangible assets with an indefinite life and goodwill to be tested annually for impairment. Consequently, goodwill and indefinite life intangible assets are no longer amortized. Such amortization represented a charge of $40 million in 2001.

In the second quarter of 2002, the Company completed its transitional goodwill impairment test as of January 1, 2002 and determined there was no goodwill impairment. Abitibi-Consolidated performed a second impairment test in the fourth quarter of 2002 and determined again that there was no goodwill impairment. Such test will be conducted on an annual basis in the fourth quarter of each future year.

Finally, the CICA issued a new Handbook Section 3870 on Stock-based compensation. The Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. The Company has stock-based compensation plans, which are described in note 9 of the Notes to Consolidated Financial Statements. The Company records to earnings the intrinsic value of stock options at the granted date, which is usually nil.

IMPORTANT ACCOUNTING POLICIES AND ESTIMATES

The Company's summary of significant accounting policies is described in note 1 of the Notes to Consolidated Financial Statements. Abitibi-Consolidated believes its most critical accounting policies include those related to foreign exchange, the Company's employee future benefit plans, goodwill and future income taxes.

Foreign Exchange

The application of CICA Handbook Section 1650 "Foreign currency translation" requires that monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies be translated at year-end exchange rate and the gains or losses resulting from the period to period exchange variation be absorbed in the Consolidated Statement of Earnings.

The majority of the Company's long-term debt is denominated in U.S. dollars. A variation of US$0.01 in relative value to the Canadian dollar represents $63 million of non-cash pre-tax gain or loss to the Company's Consolidated Statement of Earnings.

Employee Future Benefit Plans

The application of CICA Handbook Section 3461 "Employee future benefits" requires judgments regarding certain assumptions that affect the amounts recorded for estimated plans accrued benefits obligations and related income or expense.

The Company uses independent actuarial firms to perform actuarial valuation of the fair values of post-retirement and pension plans obligations. The major assumptions are the discount rate used to calculate the present value of the pension obligation, the expected return on plan assets and the rate of compensation increase. The Company, based on its own experience and recommendations from its actuarial firms, evaluates these assumptions annually. The Company, amortizes past service costs and cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the projected benefit obligation or the market-related value of plan assets, over the average remaining service period of the active employee group covered by the plans. A description of the plans, the assumptions used in the calculation and certain sensitivities are presented in note 17 of the Notes to Consolidated Financial Statements.

Goodwill

The application of CICA Handbook Section 3062 "Goodwill and other intangible assets" requires that the excess of the purchase amount of acquisitions over the value of the identifiable net assets should no longer be amortized to earnings, but periodically tested for impairment.

The Company uses certain operating and financial assumptions to conduct its impairment test. This test uses current market information, if any, or other generally accepted valuation methods, such as discounted cash flows. Differences in assumptions regarding discount rates and projection of future operating cash flows could have a significant impact on the determination of the impairment amount reported through the Company's Consolidated Statement of Earnings. These assumptions are tested against relevant independent information for consistency and reliability.

36                                                     Abitibi-Consolidated 2002

Future Income Taxes

The application of CICA Handbook Section 3465 "Income taxes" requires that future income tax assets and liabilities should be recognized for the future income tax consequences of events that have been included in the Consolidated Statement of Earnings or income tax returns. Future income tax is provided for using the liability method and recognizes all significant temporary differences between the tax and Consolidated Financial Statements bases of assets, liabilities and certain carry forward items.

The Company's future income tax assets are recognized only to the extent that, in the Company's opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates and assumptions. If these estimates or assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax assets resulting in income tax expense or recovery. The Company evaluates its future income tax assets periodically.

USE OF NON-GAAP FINANCIAL MEASURES

EBITDA is not a recognized measure under Canadian GAAP. The Company believes that this measure is useful supplemental information as it provides readers with an indication of cash available prior to debt service, capital expenditures and income taxes. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings determined in accordance with GAAP as an indicator of performance or cash flows from continuing operating, investing and financing activities as a measure of liquidity and cash flows.

EBITDA is calculated by adding amortization of fixed assets and amortization of intangible assets to operating profit from continuing operations. The Company's method for calculating this information may differ from that used by other companies and, accordingly, this information may not be comparable to measures used by other companies.

EBITDA

(in millions of dollars)                                   2002             2001
------------------------                                   ----             ----
                                                              $                $

Operating profit from continuing operations                 182              965
Plus:
   Amortization of fixed assets                             648              640
   Amortization of intangible assets                         16               16
                                                            ---            -----
EBITDA                                                      846            1,621
                                                            ---            -----


DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

Disclosure controls and procedures have been established by the Company to ensure that information disclosed by the Company in this MD&A and the related financial statements was properly recorded, processed, summarized and ultimately reported to the Board and the Audit Committee.

The Company has also set up internal controls and procedures for financial reporting to ensure that the financial information contained in this MD&A and the related financial statements is fairly presented in conformity with GAAP and that the Company's transactions are properly approved, its assets are safeguarded against unauthorized or improper use, and the transactions it enters into are properly recorded and reported to permit the preparation of the Company's financial statements in conformity with GAAP.

In the quarter ended December 31, 2002, the Company did not make any significant changes in, nor take any significant corrective actions regarding, the controls and procedures described in the two preceding paragraphs, or other factors that could significantly affect these controls and procedures. The Company's CEO and CFO periodically review the aforementioned controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the fourth quarter, the Company's CEO and CFO were satisfied with the effectiveness of the aforementioned controls and procedures.

OVERSIGHT ROLE OF AUDIT COMMITTEE AND THE BOARD OF DIRECTORS

The Audit Committee reviews the Company's annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares for management a report on internal control weaknesses identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.

Abitibi-Consolidated 2002                                                   37

2002 QUARTERLY FINANCIAL INFORMATION
CONSOLIDATED STATEMENT OF EARNINGS
(unaudited)
(in millions of Canadian dollars, except per share amounts)

                                                         1ST       2ND       3RD       4TH      YEAR
                                                     QUARTER   QUARTER   QUARTER   QUARTER      2002
                                                     -------   -------   -------   -------      ----
                                                           $         $         $         $         $
Net sales                                              1,195     1,327     1,284     1,316     5,122
                                                       -----     -----     -----     -----     -----

Cost of products sold                                    948     1,032     1,048     1,079     4,107
Selling, general and administrative expenses              44        39        40        46       169
Amortization of fixed assets                             158       158       163       169       648
Amortization of intangible assets                          4         4         4         4        16
                                                       -----     -----     -----     -----     -----
Operating profit from continuing operations               41        94        29        18       182

Financial expenses                                       118       115       120        91       444
Loss (gain) on translation of foreign currencies           3      (225)      192       (24)      (54)
Other expenses (income)                                    4         2         4         3        13
                                                       -----     -----     -----     -----     -----
Earnings (loss) from continuing operations
before the following items                               (84)      202      (287)      (52)     (221)

Income tax expense (recovery)                            (29)     --         (73)      (79)     (181)
Non-controlling interests                                  2         2         1         2         7
                                                       -----     -----     -----     -----     -----
Earnings (loss) from continuing operations
before goodwill amortization                             (57)      200      (215)       25       (47)

Goodwill amortization                                   --        --        --        --        --
                                                       -----     -----     -----     -----     -----
Earnings (loss) from continuing operations               (57)      200      (215)       25       (47)
Earnings from discontinued operations                      7         3       292         4       306
                                                       -----     -----     -----     -----     -----
Net earnings (loss) for the period                       (50)      203        77        29       259
                                                       =====     =====     =====     =====     =====


Earnings (loss) per share (basic and diluted)
From continuing operations
before goodwill amortization                           (0.13)     0.45     (0.49)     0.06     (0.11)
From continuing operations                             (0.13)     0.45     (0.49)     0.06     (0.11)
Net earnings (loss)                                    (0.11)     0.46      0.17      0.07      0.59
                                                       =====     =====     =====     =====     =====


Weighted average number of common shares
outstanding (in millions)                                440       440       440       440       440
Common shares outstanding at
end of period (in millions)                              440       440       440       440       440
                                                       =====     =====     =====     =====     =====


SHIPMENTS

Newsprint(1)                                           1,026     1,185     1,197     1,216     4,624
Value-added groundwood papers(1)                         406       453       458       453     1,770
Lumber(2)                                                452       461       428       418     1,759
                                                       =====     =====     =====     =====     =====


(1) in thousands of tonnes
(2) in millions of board feet


38                                                     Abitibi-Consolidated 2002

2001 QUARTERLY FINANCIAL INFORMATION
CONSOLIDATED STATEMENT OF EARNINGS
(unaudited)
(in millions of Canadian dollars,except per share amounts)

                                                        1ST       2ND       3RD       4TH      YEAR
                                                    QUARTER   QUARTER   QUARTER   QUARTER      2001
                                                    -------   -------   -------   -------      ----
                                                          $         $         $         $         $
Net sales                                             1,654     1,489     1,336     1,332     5,811
                                                      -----     -----     -----     -----     -----

Cost of products sold                                 1,121       999       930       968     4,018
Selling, general and administrative expenses             43        40        43        46       172
Amortization of fixed assets                            147       178       152       163       640
Amortization of intangible assets                         4         4         4         4        16
                                                      -----     -----     -----     -----     -----
Operating profit from continuing operations             339       268       207       151       965

Financial expenses                                      123       114       115       118       470
Loss (gain) on translation of foreign currencies        207      (153)      174        37       265
Other expenses (income)                                   8      --           5      --          13
                                                      -----     -----     -----     -----     -----
Earnings (loss) from continuing operations
before the following items                                1       307       (87)       (4)      217

Income tax expense (recovery)                            25        69       (14)        4        84
Non-controlling interests                                 8         6         6         3        23
                                                      -----     -----     -----     -----     -----
Earnings (loss) from continuing operations
before goodwill amortization                            (32)      232       (79)      (11)      110

Goodwill amortization                                    10        10        10        10        40
                                                      -----     -----     -----     -----     -----
Earnings (loss) from continuing operations              (42)      222       (89)      (21)       70
Earnings from discontinued operations                    20        10         6      --          36
                                                      -----     -----     -----     -----     -----
Net earnings (loss) for the period                      (22)      232       (83)      (21)      106
                                                      =====     =====     =====     =====     =====

Earnings (loss) per share (basic and diluted)
From continuing operations
before goodwill amortization                          (0.07)     0.52     (0.18)    (0.02)     0.25
From continuing operations                            (0.09)     0.50     (0.20)    (0.05)     0.16
Net earnings (loss)                                   (0.05)     0.53     (0.19)    (0.05)     0.24
                                                      =====     =====     =====     =====     =====

Weighted average number of common shares
outstanding (in millions)                               440       440       440       440       440
Common shares outstanding at
end of period (in millions)                             440       440       440       440       440
                                                      =====     =====     =====     =====     =====

SHIPMENTS

Newsprint(1)                                          1,271     1,088     1,005     1,092     4,456
Value-added groundwood papers(1)                        468       428       415       450     1,761
Lumber(2)                                               433       482       391       398     1,704
                                                      =====     =====     =====     =====     =====

(1) in thousands of tonnes
(2) in millions of board feet


Abitibi-Consolidated 2002                                                     39

                                                                      DOCUMENT 4

PricewaterhouseCoopers LLP [LOG0]

PricewaterhouseCoopers LLP
Chartered Accountants
1250 Rene-Levesque Boulevard West
Suite 2800
Montreal, Quebec
Canada H3B 2G4
Telephone +1 (514) 205 5000
Facsimile +1 (514) 876 1502
Direct Fax 1 (514) 205-5675

Comments by Auditors for U.S. Readers
on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders dated January 22, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Montreal, Quebec, Canada
January 22, 2003


PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

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

                                    EXHIBITS

      The following exhibits are filed as part of this report:

      Exhibit     Title
      Number      -----
      ------

      1.          Consent of PricewaterhouseCoopers LLP

      2.          Certification pursuant to Title 18, United States Code,
                  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John W. Weaver ).

      3.          Certification pursuant to Title 18, United States Code,
                  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Pierre Rougeau).

                                    SIGNATURE

      Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       ABITIBI-CONSOLIDATED INC.


Dated: May 16, 2003                    By: /s/ John W. Weaver
                                           -------------------------------------
                                           John W. Weaver
                                           President and Chief Executive Officer

                                  CERTIFICATION

I, John W. Weaver, certify that:

1.    I have reviewed this annual report on Form 40-F of Abitibi-Consolidated
      Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

            a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

            b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

            c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

            a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

            b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: May 16, 2003.


/s/ John W. Weaver
-------------------------------------
John W. Weaver
President and Chief Executive Officer

                                  CERTIFICATION

I, Pierre Rougeau, certify that:

1.    I have reviewed this annual report on Form 40-F of Abitibi-Consolidated
      Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

            a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

            b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

            c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

            a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

            b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: May 16, 2003.


/s/ Pierre Rougeau
-------------------------------------
Pierre Rougeau
Senior Vice President, Corporate Development and Chief
Financial Officer

                                  EXHIBIT INDEX

Number      Document
------      --------

  1.        Consent of PricewaterhouseCoopers

  2. Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John W. Weaver).

  3. Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Pierre Rougeau).