Form 40-F
period 2003-12-31
ABITIBI CONSOLIDATED INC
filed 2004-05-18
CIK 1039778

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

[_] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934


[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934


For the fiscal year ended December 31, 2003      Commission File Number: 1-14636


                            ABITIBI-CONSOLIDATED INC.
             (Exact name of Registrant as specified in its charter)


                                     CANADA
        (Province or other jurisdiction of incorporation or organization)

                                      2621
            (Primary Standard Industrial Classification Code Numbers)

                                    920171273
                                (I.R.S. Employer
                     Identification Number (if applicable))

        1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2
                            Telephone: (514) 875-2160
   (Address and telephone number of Registrant's principal executive offices)

        CT Corporation System 111 Eighth Avenue, New York, New York 10011
                            Telephone: (212) 894-8400
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

    TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH REGISTERED
    -------------------           -----------------------------------------
    Common Shares, without        New York Stock Exchange and The Toronto
    nominal or par value          Stock Exchange


 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                            TITLE OF EACH CLASS: None


        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                         SECTION 15(D) OF THE ACT: None

FOR ANNUAL REPORTS, INDICATE BY CHECK MARK THE INFORMATION FILED WITH THIS FORM:

    [X] Annual information form       [X] Audited annual financial statements

     NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.
         440,174,994 Common Shares outstanding as of December 31, 2003

Indicate by check mark whether the Registrant is furnishing the information contained in this Form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                 Yes [_]                           No [X]


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                 Yes [_]                           No [X]


This Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the following of the registrant's Registration Statements under the Securities Act of 1933: Form F-9 (File No. 333-106055), Form S-8 (File No. 333-103697) and Form S-8 (File No. 333-14184).

PRINCIPAL DOCUMENTS
-------------------

The following documents have been filed as part of this Annual Report on Form 40-F:

A.    ANNUAL INFORMATION FORM

For the Company's Annual Information Form for the year ended December 31, 2003, see Exhibit 1 of this Annual Report on Form 40-F.

B.    AUDITED ANNUAL FINANCIAL STATEMENTS

For the Company's audited consolidated financial statements for the year ended December 31, 2003, including the report of independent chartered accountants with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 26 of the Notes to the Consolidated Financial Statements.

C.    MANAGEMENT'S DISCUSSION AND ANALYSIS

For Management's Discussion and Analysis for the year ended December 31, 2003, see Exhibit 3 of this Annual Report on Form 40-F.


CONTROLS AND PROCEDURES
-----------------------

A.    DISCLOSURE CONTROLS AND PROCEDURES

The Company's chief executive officer and chief financial officer conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on that evaluation, the chief executive officer and chief financial officer concluded that, as of the end of the period covered by this Annual Report, the design and operation of the Company's disclosure controls and procedures were effective in ensuring that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

B.    INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2003, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


AUDIT COMMITTEE FINANCIAL EXPERT
--------------------------------

The Board of Directors of the Company has named Gary J. Lukassen as its "audit committee financial expert" serving on its audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F). Mr. Lukassen is, as are all members of the Board of Directors of the Company other than the President and Chief Executive Officer, "independent" as such term is defined in the New York Stock Exchange Listed Company Manual. However, but for the transition provisions set out in the rules of the New York Stock Exchange, Mr. David A. Ward would not be considered independent under the New York Stock Exchange rules because of fees paid by the Company to his law firm in 2002.

CODE OF ETHICS
--------------

The Company has adopted a code of conduct for senior management and directors meeting the requirements of the Sarbanes Oxley Act of 2002. The Company has also adopted a code of conduct for non-unionized employees. Both codes are published on the Company website at www.abitibiconsolidated.com. The Company will provide any person, upon request to the Secretary of the Company, with a copy of the codes of conduct free of charge.

No waivers were granted from the Company's codes of conduct in 2003. In December 2003, the Corporate Governance Committee approved some amendments to both codes of conduct pertaining to the reporting of concerns and complaints, as disclosed on the Company website at www.abitibiconsolidated.com. The Company also intends to disclose on its website any subsequent amendment to the codes of conduct or waiver thereof extended to a director or officer of the Company, as required by applicable securities legislation and stock exchange rules.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
--------------------------------------

PricewaterhouseCoopers LLP ("PwC") has served as the principal accountant for the audit of the Company's annual financial statements since the merger of Abitibi-Price Inc. and Stone-Consolidated Corporation on May 30, 1997. Prior to this merger, PwC was serving as the principal accountant for the audit of both Abitibi-Price Inc.'s and Stone-Consolidated Corporation's annual financial statements. The aggregate amounts billed by PwC to the Company for each of the last two fiscal years for audit fees, audit-related fees, tax fees and all other fees, including expenses, are set forth below.

AUDIT FEES: The aggregate fees billed for each of the last two fiscal years of the Company, ending December 31, 2002 and December 31, 2003, for professional services rendered by PwC for the audit of its annual financial statements or services that are normally provided by PwC in connection with statutory and regulatory filings or engagements for those fiscal years are $1.3 million and $1.2 million, respectively.

AUDIT-RELATED FEES: The aggregate fees billed for each of the last two fiscal years of the Company, ending December 31, 2002 and December 31, 2003, for audit-related services by PwC were $0.1 million and $0.2 million, respectively. Audit-related services are services for assurance and related services that are typically performed by the independent puplic accountant. The Company's Audit Committee approved all of the noted services.

TAX FEES: The aggregate fees billed for each of the last two fiscal years of the Company, ending December 31, 2002 and December 31, 2003, for professional services rendered by PwC for tax-related services were $0.9 million and $0.4 million, respectively. Tax-related services are services for tax compliance, tax advice and tax planning. The Company's Audit Committee approved all of the noted services.

ALL OTHER FEES: The aggregate fees billed for each of the last two fiscal years of the Company, ending December 31, 2002 and December 31, 2003, for all other professional services rendered by PwC were $0.2 million and $0, respectively. All other services are services for any services not included in the first three categories. The Company's Audit Committee approved all of the noted services.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES:

The Audit Committee has adopted the following policy and procedures regarding the engagement of the Company's auditors.

At its July meeting, the auditors must submit for approval to the committee an engagement letter outlining the scope of the audit services, including all statutory engagements as required under securities and corporate laws, proposed to be performed during the fiscal year. This letter of engagement must include a fee proposal for all audit services proposed to be rendered during the fiscal year. This letter of engagement must also outline the scope of the services proposed to be performed in connection with the review of the interim consolidated financial statements for the first and second quarters of the following fiscal year, prior to the appointment of the auditors by the shareholders at the Company's annual shareholders meeting. The engagement letter must also include a specific list of permissible audit-related and non-audit services that are generally expected and necessary in the normal course of the Company's business, and that the Company's management recommends the committee engage the auditors to provide.

At the request of the Company's management, the committee may approve additional services. In such circumstances, the auditors must issue separate engagement letters for each additional service. Such engagement letters must confirm to the committee, and management must also confirm, that the proposed services are permissible under all applicable securities legislation or regulation.

To ensure the prompt handling of day-to-day tax-related matters, the Company's management may request the committee to pre-approve a maximum periodic amount of tax-related services that may be rendered by the auditors on a pre-identified list of specific tax-related matters until the next regular meeting of the committee.

To ensure prompt handling of unexpected matters, the committee delegates to its Chairman the authority to approve additional services. Based on the materiality of the proposed services, the Chairman may decide that a special meeting of the committee is necessary in order to assess the proposal. The Chairman reports on any action taken to the committee at its next regular meeting.

The committee is informed routinely as to the status and estimated fees regarding services actually provided by the auditors pursuant to these pre-approval procedures.

The auditors and management must ensure that all audit, audit-related and non-audit services provided to the Company have been approved by the Committee. The Vice-President and Corporate Controller is responsible for tracking all auditors' fees against the estimates for such services and report to the committee at its regular meetings.

As required by the Sarbanes-Oxley Act of 2002, all audit, audit-related and non-audit services rendered by PwC pursuant to engagements entered into since May 6, 2003 were pre-approved by the Audit Committee pursuant to the Company's policy and pre-approval procedures. In 2003, no audit-related or non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the DE MINIMIS exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS
------------------------------

The Company has ongoing programs to sell up to US$500 million of accounts receivable, with minimal recourse, to major financial institutions. Under these programs, the outstanding balance in Canadian dollars, as at December 31, 2003 was $504 million compared to $472 million at December 31, 2002.

CONTRACTUAL OBLIGATIONS
-----------------------

Summary of Contractual Obligations
(In millions of dollars)                                     Total commitments by period
                                       ----------------------------------------------------------------------------------------
                                         Total Commitments     Within 1 year     1-3 years       4-5 years     After 5 years
                                       ----------------------------------------------------------------------------------------
Long-term debt                                 4,955                314            1,117            813            2,711

Capital leases                                     3                  3               --             --               --

Operating leases                                  72                 20               25             12               15

Purchase obligations                             119                119               --             --               --
                                       ----------------------------------------------------------------------------------------
TOTAL CONTRACTUAL OBLIGATIONS                  5,149                456            1,142            825            2,726
                                       ========================================================================================

AUDIT COMMITTEE
---------------


The Company has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Since April 23, 2003, the Audit Committee has been comprised of Ms. Lise Lachapelle and Messrs. C. Edward Medland, William E. Davis, Gary J. Lukassen and David A. Ward. Mr. Ward resigned from the Audit Committee in December 2003. Mr. Medland chairs the Audit Committee.


DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE
----------------------------------------------------------------------

A.    PRESIDING DIRECTOR AT MEETINGS OF NON-MANAGEMENT DIRECTORS

The Company schedules executive sessions at the end of every regular board meeting in which the Company's "non-management directors" (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. The Chair of the Company's Board of Directors serves as the presiding director (the "Presiding Director") at such sessions.

B.    COMMUNICATION WITH NON-MANAGEMENT DIRECTORS

Shareholders may send communications to the Company's non-management directors by writing to the Presiding Director, c/o Sylvie Robitaille, Assistant Secretary, Abitibi-Consolidated Inc., 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the Board of Directors as appropriate.

C.    CORPORATE GOVERNANCE GUIDELINES

In accordance with Section 303A.09 of the NYSE Listed Company Manual, the Company has adopted a set of corporate governance practices, which are posted on the Company's website at www.abitibiconsolidated.com.

D.    BOARD COMMITTEE CHARTERS

The charters of the Company's Audit Committee, Corporate Governance Committee and Human Resources and Compensation Committee are each available for viewing on the Company's website at www.abitibiconsolidated.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Jacques P. Vachon, Senior Vice-President, Corporate Affairs & Secretary, Abitibi-Consolidated Inc., 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS


UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the Company shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.


                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.


Dated this 18th day of May 2004.

                                             ABITIBI-CONSOLIDATED INC.



                                             By: /s/ Jacques P. Vachon
                                                 -------------------------
                                                 Name: Jacques P. Vachon
                                                 Title: Senior Vice-President,
                                                 Corporate Affairs & Secretary

                                  EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION
-----------     -----------

1.              Annual Information Form for the year ended December 31, 2003.

2. Audited consolidated financial statements for the year ended December 31, 2003, including the report of independent chartered accountants with respect thereto (for a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 26 of the Notes to the Consolidated Financial Statements).

3.              Management's Discussion and Analysis for the year ended December
                31, 2003.

4 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

5 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

6 Certification of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

7 Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

8 Consent of PricewaterhouseCoopers LLP, independent chartered accountants.