Form 40-F/A
period 2003-12-31
ABITIBI CONSOLIDATED INC
filed 2004-06-08
CIK 1039778

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F/A

                                 AMENDMENT NO. 1

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

                 Yes [X]                           No [_]


This Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the following of the registrant's Registration Statements under the Securities Act of 1933: Form F-9 (File No. 333-106055), Form S-8 (File No. 333-103697) and Form S-8 (File No. 333-14184).

                                EXPLANATORY NOTE


            This Amendment No. 1 to the Annual Report on Form 40-F filed on May 18, 2004 (the "Original Form 40-F") of Abitibi Consolidated Inc. (the "Company") for the fiscal year ended December 31, 2003, is being filed for the purpose of amending Exhibit No. 2 of the Original Form 40-F.

            Specifically, due to an administrative complication the Company's unaudited first quarter financial statements for the three months ended March 31, 2004, were included in the Original Form 40-F instead of the Company's audited annual financial statements for the year ended December 31, 2003. With the filing of this Amendment No. 1, the Company's audited annual financial statements for the year ended December 31, 2003 are now included as Exhibit No. 2 to the Form 40-F. For convenience the entire Original Form 40-F, with the correction described above, is being filed in its entirety as Amendment No. 1. on Form 40-F/A.

            In addition, in connection with the filing of this Amendment No. 1, we are including as exhibits certain currently dated certifications of our Chief Executive Officer and Chief Financial Officer. This amendment does not reflect events occurring after the filing of the Original Form 40-F or, except as indicated, modify or update the Original Form 40-F. The filing of this amendment shall not be deemed an admission that the Original Form 40-F included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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


Dated this 7th day of June, 2004.

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