Form 40-F
period 2004-12-31
ABITIBI CONSOLIDATED INC
filed 2005-03-31
CIK 1039778

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

[ ] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934


[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934


For the fiscal year ended December 31, 2004      Commission File Number: 1-14636


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

        CT Corporation System, 111 Eighth Avenue, New York, New York 10011
                            Telephone: (212) 894-8400
 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:


   TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON WHICH REGISTERED
   Common Shares, without             New York Stock Exchange
   nominal or par value


 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                            TITLE OF EACH CLASS: None

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                         SECTION 15(D) OF THE ACT: None


FOR ANNUAL REPORTS, INDICATE BY CHECK MARK THE INFORMATION FILED WITH THIS FORM:

     [ X ] Annual information form     [ X ] Audited annual financial statements

   NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR
    COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.
          440,174,994 Common Shares outstanding as of December 31, 2004

Indicate by check mark whether the Registrant is furnishing the information contained in this Form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.


              Yes [  ]                               No [ X ]


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.


              Yes [X]                                No [  ]


This Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the following of the registrant's Registration Statements under the Securities Act of 1933: Form S-8 (File No. 333-103697), Form S-8 (File No. 333-14184) and Form F-10 (File No. 333-123117).

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.       ANNUAL INFORMATION FORM

For the Company's Annual Information Form for the year ended December 31, 2004, see Exhibit 1 of this Annual Report on Form 40-F.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

For the Company's audited consolidated financial statements for the year ended December 31, 2004, including the report of independent chartered accountants with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 30 of the Notes to the Consolidated Financial Statements.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS

For Management's Discussion and Analysis for the year ended December 31, 2004, see Exhibit 3 of this Annual Report on Form 40-F.


CONTROLS AND PROCEDURES

A.       DISCLOSURE CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934, as amended), as of the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report, the design and operation of the Company's disclosure controls and procedures were effective in ensuring that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

It should be noted that while the registrant's Chief Executive Officer and Chief Financial Officer believe that the registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B.       INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


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


CODE OF ETHICS

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

No waivers were granted from the Company's codes of conduct in 2004. The Company intends to disclose on its website any subsequent amendment to the codes of conduct or waiver thereof extended to a director or officer of the Company, as required by applicable securities legislation and stock exchange rules.



PRINCIPAL ACCOUNTANT FEES AND SERVICES

(except as noted, all dollar amounts herein are in Canadian dollars)

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

AUDIT FEES: The aggregate fees billed for each of the last two fiscal years of the Company, ending December 31, 2003 and December 31, 2004, for professional services rendered by PwC for the audit of its annual financial statements or services that are normally provided by PwC in connection with statutory and regulatory filings or engagements for those fiscal years are $1.2 million and $1.5 million, respectively.

AUDIT-RELATED FEES: The aggregate fees billed for each of the last two fiscal years of the Company, ending December 31, 2003 and December 31, 2004, for audit-related services by PwC were $0.2 million for both years. Audit-related fees are fees for assurance and related services, including audit services relating to litigation, that are typically performed by the independent public accountant. The Company's Audit Committee approved all of the noted services.

TAX FEES: The aggregate fees billed for each of the last two fiscal years of the Company, ending December 31, 2003 and December 31, 2004, for professional services rendered by PwC for tax-related services were $0.4 million for both years. Tax-related services are services for tax compliance, tax advice and tax planning. The Company's Audit Committee approved all of the noted services.

ALL OTHER FEES: The aggregate fees billed for each of the last two fiscal years of the Company, ending December 31, 2003 and December 31, 2004, for all other professional services rendered by PwC were $0 for both years, since no services under this category of fees were provided. All other fees are fees for any services not included in the first three categories.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES:

In 2003, the Audit Committee adopted a policy and procedures regarding the engagement of the Company's auditors, which are summarized below.

At its July meeting, the auditors must submit for approval to the Audit Committee an engagement letter outlining the scope of the audit services, including all statutory engagements as required under securities and corporate laws, proposed to be performed during the fiscal year. This letter of engagement must include a fee proposal for all audit services proposed to be rendered during the fiscal year. This letter of engagement must also outline the scope of the services proposed to be performed in connection with the interim review of the quarterly consolidated financial statements for the first and second quarters of the following fiscal year, prior to the appointment of PwC as auditors by the shareholders at the Company's next annual meeting. In addition, the engagement letter may include a specific list of permissible audit-related and non-audit services that are generally expected and necessary in the normal course of the Company's business, and that the Company's management ("Management") recommends the Audit Committee engage the auditors to provide.

At the request of Management, the Audit Committee may approve additional audit services and permissible audit-related and non-audit services. In such circumstances, the auditors must issue separate engagement letters for each additional service. Such engagement letters must confirm to the Audit Committee, and Management must also confirm, that the proposed services are permissible under all applicable securities legislation or regulations.

To ensure the prompt handling of day-to-day tax-related matters, Management may request the Audit Committee to pre-approve a maximum periodic amount of tax-related services that may be rendered by the auditors on a pre-identified list of specific tax-related matters for the next quarter.

To ensure prompt handling of unexpected matters, the Audit Committee delegates to its chair the authority to approve additional audit services and permissible audit-related and non-audit services. Based on the materiality of the proposed services, the chair may decide that a special meeting of the Audit Committee is necessary in order to appropriately assess the proposal. The chair reports any action taken to the Audit Committee at its next regular meeting.

The Audit Committee is informed quarterly as to the status and estimated fees regarding services actually provided by the auditors pursuant to these pre-approval procedures.

The auditors and Management must ensure that all audit, audit-related and non-audit services provided to the Company have been approved by the Audit Committee. The Vice-President and Corporate Controller of the Company is responsible for tracking all auditors' fees against the estimates for such services and report to the Audit Committee every quarter.


As required by the Sarbanes-Oxley Act, all audit, audit-related and non-audit services rendered by PwC pursuant to engagements entered into since May 6, 2003 are pre-approved by the Audit Committee pursuant to these pre-approval procedures. In 2004, no audit-related and non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the DE MINIMIS exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.


OFF-BALANCE SHEET ARRANGEMENTS

The Company has ongoing programs to sell up to US$500 million of accounts receivable, with minimal recourse. Under this program, the outstanding balance in Canadian dollars, as at December 31, 2004 was $441 million compared to $504 million at December 31, 2003.


CONTRACTUAL OBLIGATIONS

The table below represents contractual agreements that are enforceable and are legally binding on the Company. Consequently, all recourse and non-recourse obligations to the Company have been included in the total commitments.

SUMMARY OF CONTRACTUAL OBLIGATIONS
(IN MILLIONS OF DOLLARS as at December 31, 2004)

                                                         TOTAL COMMITMENTS BY PERIOD

                                          Total        Within 1     1-3 years     4-5 years      After 5
                                       Commitments       year                                     years

Long-term debt                            4,934           594          745           857          2,738

Operating leases                           60             21            28            8             3

Purchase obligations                       34             34            --            --            --
                                     ---------------- ------------ ------------- ------------- -------------

TOTAL CONTRACTUAL OBLIGATIONS            $5,028          $649          $773          $865         $2,741
                                     ================ ============ ============= ============= =============

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Since April 23, 2003, the Audit Committee has been comprised of Ms. Lise Lachapelle and Messrs. C. Edward Medland, William E. Davis, and Gary J. Lukassen. Mr. Hans Black joined the Audit Committee on January 25, 2005. Mr. Medland chairs the Audit Committee.


DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

A.       PRESIDING CHAIR AT MEETINGS OF NON-MANAGEMENT DIRECTORS

The Company schedules executive sessions at the end of every regular board meeting in which the Company's "non-management directors" (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. The chair of the Company's Board of Directors (the "Chair") presides as chair at such sessions.


B.       COMMUNICATION WITH NON-MANAGEMENT DIRECTORS

Shareholders may send communications to the Company's non-management directors by writing to the Chair, c/o Jacques Vachon, Senior Vice-President
Corporate Affairs & Secretary, Abitibi-Consolidated Inc., 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2. Communications will be referred to such Chair for appropriate action. The status of all outstanding concerns addressed to the Chair will be reported to the Board of Directors as appropriate.

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


Dated this 30th day of March, 2005.

                                       ABITIBI-CONSOLIDATED INC.

                                       By:
                                            Name:  Jacques P. Vachon
                                            Title: Senior Vice-President,
                                                   Corporate Affairs & Secretary

                                  EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION
-----------     -----------

1.              Annual Information Form for the year ended December 31, 2004.

2. Audited Consolidated Financial Statements for the year ended December 31, 2004, including the report of independent accountants with respect thereto (incorporated by reference to Exhibit 99.1 of the Registrant's Form 6-K filed on March 3,
                2005). (For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 30 of the Notes to the Consolidated Financial Statements).

3. Management's Discussion and Analysis for the year ended December 31, 2004 (incorporated by reference to Exhibit 99.1 of the Registrant's Form 6-K filed on March 3, 2005).

4. Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

5. Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

6. Certification of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

7. Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

8.              Comments by Auditors for U.S. Readers on Canada-U.S. Reporting
                Differences.

9. Consent of PricewaterhouseCoopers LLP, independent chartered accountants.