Form 40-F
period 2005-12-31
ABITIBI CONSOLIDATED INC
filed 2006-03-31
CIK 1039778

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
Commission file number 1-14636
ABITIBI-CONSOLIDATED INC.
(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	2621 (Primary Standard Industrial Classification Code Number (if applicable))	920171273 (I.R.S. Employer Identification Number (if Applicable))
1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2
(514) 875-2160
(Address and telephone number of Registrant’s Principal Executive Offices)
CT Corporation System, 111 8th Avenue, New York, NY 10011
(212) 894-8400
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 440,174,994 common shares as of December 31, 2005
Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.
Yes ☐           No☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑           No☐
The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933: Form S-8 (File No.: 333-103697), Form S-8 (File No.: 333-14184) and Form F-10 (File No.: 333-123117).

ADDITIONAL DISCLOSURE
SIGNATURES
EXHIBIT INDEX
Annual Information Form
Management's Discussion and Analysis
Consolidated Financial Statements
CEO Certification (s.302-SOX)
CFO Certification (s.302-SOX)
CEO Certification (s.906-SOX)
CFO Certification (s.906-SOX)
Consent of Independent Accountants

FORM 40-F
Principal Documents
The following documents have been filed as part of this Annual Report on Form 40-F:
(a)	Annual Information Form for the fiscal year ended December 31, 2005 (incorporated by reference to Exhibit 99.1 hereto);

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2005 (incorporated by reference to Exhibit 99.2 hereto); and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2005 (incorporated by reference to Exhibit 99.3 hereto) (For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see note 28 to the Consolidated Financial Statements).

40-F1

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures.
(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the Registrant’s fiscal year ended December 31, 2005, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s management with the participation of the Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Registrant’s Chief Executive Officer and Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2005, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
Notices Pursuant to Regulation BTR.
None.
Audit Committee Financial Expert.
The Registrant’s board of directors has determined that Gary J. Lukassen, a member of the Registrant’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F). Mr. Lukassen is, as are all members of the Board of Directors of the Registrant other than the President and Chief Executive Officer, “independent” as that term is defined in the rules of the New York Stock Exchange.

40-F2

Code of Ethics.
The Registrant has adopted a code of conduct for senior management and directors meeting the requirements of the Sarbanes Oxley Act of 2002. The Registrant has also adopted a code of conduct for non-unionized employees. Both codes are published on the Company website at www.abitibiconsolidated.com. The Registrant will provide any person, upon request to the Secretary of the Registrant, with a copy of the codes of conduct free of charge.
No waivers were granted from the Registrant’s codes of conduct in 2005. The Registrant intends to disclose on its website any subsequent amendment to the codes of conduct or waiver thereof extended to a director or officer of the Registrant, as required by applicable securities legislation and stock exchange rules.
Principal Accountant Fees and Services.
(Note: Except as noted, all dollar amounts herein are in Canadian dollars)
PricewaterhouseCoopers LLP (“PwC”) has served as the principal accountant for the audit of the Registrant’s annual financial statements since the merger of Abitibi-Price Inc. and Stone-Consolidated Corporation on May 30, 1997. Prior to this merger, PwC served as the principal accountant for the audit of both Abitibi-Price Inc.’s and Stone-Consolidated Corporation’s annual financial statements. The aggregate amounts billed by PwC to the Registrant for each of the last two fiscal years for audit fees, audit-related fees, tax fees and all other fees, including expenses, are set forth below.
Audit Fees: The aggregate fees billed for each of the last two fiscal years of the Registrant, ending December 31, 2004 and December 31, 2005, for professional services rendered by PwC for the audit of its annual financial statements or services that are normally provided by PwC in connection with statutory and regulatory filings or engagements for those fiscal years are $1.5 million and $1.4 million, respectively.
Audit-related Fees: The aggregate fees billed for each of the last two fiscal years of the Registrant, ending December 31, 2004 and December 31, 2005, for audit-related services by PwC were $0.2 million and $0.3 million, respectively. Audit-related fees are fees for assurance and related services, including audit services relating to litigation, that are typically performed by the independent public accountant. The Registrant’s Audit Committee approved all of the noted services.
Tax Fees: The aggregate fees billed for each of the last two fiscal years of the Registrant, ending December 31, 2004 and December 31, 2005, for professional services rendered by PwC for tax-related services were $0.4 million and $0.2 million, respectively. Tax-related services are services for tax compliance, tax advice and tax planning. The Registrant’s Audit Committee approved all of the noted services.

40-F3

All Other Fees: The aggregate fees billed for each of the last two fiscal years of the Registrant, ending December 31, 2004 and December 31, 2005, for all other professional services rendered by PwC were $0 for both years, since no services under this category of fees were provided. All other fees are fees for any services not included in the first three categories.
Audit Committee Pre-Approval Policies and Procedures.
In 2003, the Audit Committee adopted a policy and procedures regarding the engagement of the Registrant’s auditors, which are summarized below.
At its July meeting, the auditors must submit for approval to the Audit Committee an engagement letter outlining the scope of the audit services, including all statutory engagements as required under securities and corporate laws, proposed to be performed during the fiscal year. This letter of engagement must include a fee proposal for all audit services proposed to be rendered during the fiscal year. This letter of engagement must also outline the scope of the services proposed to be performed in connection with the interim review of the quarterly consolidated financial statements for the first and second quarters of the following fiscal year, prior to the appointment of PwC as auditors by the shareholders at the Registrant’s next annual meeting. In addition, the engagement letter may include a specific list of permissible audit-related and non-audit services that are generally expected and necessary in the normal course of the Registrant’s business, and that the Registrant’s management (“Management”) recommends the Audit Committee engage the auditors to provide.
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

40-F4

The auditors and Management must ensure that all audit, audit-related and non-audit services provided to the Registrant have been approved by the Audit Committee. The Vice-President and Corporate Controller of the Registrant is responsible for tracking all auditors’ fees against the estimates for such services and report to the Audit Committee every quarter.
As required by the Sarbanes-Oxley Act, all audit, audit-related and non-audit services rendered by PwC pursuant to engagements entered into since May 6, 2003 are pre-approved by the Audit Committee pursuant to these pre-approval procedures. In 2005, no audit-related and non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the de minimus exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Off-Balance Sheet Arrangements.
As described in Note 25 of the consolidated financial statements, in 2005, the Company replaced its securitization program with two new programs with major international financial institutions. On October 28, 2005, the Company finalized a US$300 million North American program, and on December 9, 2005, it completed a US$125 million International program. The North American program is committed for three years while the International program is uncommitted. The programs do not require the Company to maintain a specific credit rating or company-specific financial covenants. Under these programs, the outstanding balance in Canadian dollars, as at December 31, 2005, was $459 million. Under the previous program, the outstanding balance in Canadian dollars, as at December 31, 2004, was $441 million.
Tabular Disclosure of Contractual Obligations.
The required disclosure is included under the heading “Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2005, filed as part of this Annual Report on Form 40-F.
Identification of the Audit Committee.
The Registrant has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is comprised of Ms. Lise Lachapelle and Messrs. William E. Davis, and Gary J. Lukassen and Dr. Hans Black. Mr. Lukassen chairs the Audit Committee.
Disclosure Pursuant to the Requirements of the New York Stock Exchange.
Presiding Director at Meetings of Non-Management Directors
The Registrant schedules executive sessions at the end of every regular board meeting in which the Registrant’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. The chair of the Registrant’s Board of Directors (the “Chair”) presides as chair at such sessions.

40-F5

Communication with Non-Management Directors
Shareholders may send communications to the Registrant’s non-management directors by writing to the Chair, c/o Jacques Vachon, Senior Vice-President Corporate Affairs & Secretary, Abitibi-Consolidated Inc., 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2. Communications will be referred to such Chair for appropriate action. The status of all outstanding concerns addressed to the Chair will be reported to the Board of Directors as appropriate.
Corporate Governance Guidelines
In accordance with Section 303A.09 of the NYSE Listed Company Manual, the Registrant has adopted a set of corporate governance practices, which are posted on the Registrant’s website at www.abitibiconsolidated.com.
Board Committee Mandates
The charters of the Registrant’s Audit Committee, Corporate Governance Committee and Human Resources and Compensation Committee are each available for viewing on the Registrant’s website at www.abitibiconsolidated.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Jacques P. Vachon, Senior Vice-President, Corporate Affairs & Secretary, Abitibi-Consolidated Inc., 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2.

40-F6

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A.	Undertaking.
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B.	Consent to Service of Process.
     The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
     Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.
SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated this 31st day of March, 2006.

Abitibi-Consolidated Inc.

By:	(signed) JACQUES P. VACHON

Name: Jacques P. Vachon
Title: Senior Vice-President,
Corporate Affairs & Secretary

40-F7

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the fiscal year ended December 31, 2005

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2005

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2005

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of PricewaterhouseCoopers LLP