Form 40-F/A
period 2006-12-31
ABITIBI CONSOLIDATED INC
filed 2007-06-07
CIK 1039778

===============================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to

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


                                EXPLANATORY NOTE

     This Amendment No. 1 to the Annual Report on 40-F of Abitibi-Consolidated Inc. is hereby filed to revise or delete, where applicable, references to independent actuarial firms in the following sections:

     o    Management's  Discussion  and  Analysis  -- Employee  Future  Benefit
          Plans;

     o Notes to Consolidated Financial Statements -- Note 1: Employee Future Benefits -- Pension Benefit Plans;

     o Notes to Consolidated Financial Statements -- Note 1: Employee Future Benefits -- Other Benefit Plans;

     o Notes to Consolidated Financial Statements -- Note 21: Employee Future Benefits -- B) Defined Benefit Plans;

     o Notes to Consolidated Financial Statements -- Note 21: Employee Future Benefits -- C) Other Benefit Plans; and

     o Notes to Consolidated Financial Statements -- Note 21: Employee Future Benefits -- H) Information About the Company's Defined Benefit Pension Plans and Other Benefit Plans in Aggregate.

     Except as otherwise stated herein, no other information contained in the Annual Report on Form 40-F, including the exhibits filed with the original filing, is amended by this Amendment No. 1 on Form 40-F.

                                   FORM 40-F/A

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

     (a)*   Annual  Information  Form for the fiscal  year ended  December  31,
            2006;

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

*  Previously filed



                                     40-F/A1

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    UNDERTAKING.

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested t do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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



                                     40-F/A2

                                 SIGNATURES

      Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 7, 2007.


                                      ABITIBI-CONSOLIDATED INC.



                                      By: /s/ Jacques P. Vachon
                                          -------------------------
                                          Name:  Jacques P. Vachon
                                          Title: Senior Vice-President,
                                                 Corporate Affairs & Secretary






                                     40-F/A3

                                 EXHIBIT INDEX
                                 -------------


EXHIBIT       DESCRIPTION
-------       -----------

  99.1*       Annual Information Form for the fiscal year ended
              December 31, 2006

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

-----------------------
*  Previously filed