Form 20-F
period 2007-12-31
ABITIBI CONSOLIDATED INC
filed 2008-03-31
CIK 1039778

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.

For the transition period from ___________________________ to _______________________

Commission file number _____________________

ABITIBI-CONSOLIDATED INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Canada	1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

SEC 1852 (03-07)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007.

440,174,994

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes     ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes     ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes     ☐ No

ABITIBI-CONSOLIDATED INC.

FORM 20-F

For the year ended December 31, 2007

PART I

In this Annual Report, unless otherwise noted or the context otherwise requires, the terms “we,” “our,” “ours,” “us,”, “ACI,” “Abitibi” and Company refer to Abitibi-Consolidated Inc., a corporation amalgamated under the laws of Canada, and its direct and indirect subsidiaries. All references to the “Combination” refer to the combination of Abitibi-Consolidated Inc. and Bowater Incorporated (“Bowater”) to form AbitibiBowater Inc. (“AbitibiBowater”).

In this Annual Report, unless otherwise stated, dollar amounts are expressed in Canadian dollars.

Unless we indicate otherwise, all information in this Annual Report is stated as of March 31, 2008.

Forward-Looking Statements

Statements in this Annual Report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the Securities Act (Ontario), collectively referred to herein as “forward-looking statements.” They include, for example, statements relating to Abitibi’s current liquidity situation and proposed financing plans to address it, including the timing of consummation of such proposed financing plans, the Donohue Corp. reorganization, the sale of our Snowflake, Arizona Mill, industry conditions and trends, plans to achieve operational improvements and efficiencies, the effects of our reduction of newsprint and specialty paper capacity, including the closures of certain paper and sawmills, the ability to realize synergies from the combination of Abitibi and Bowater, the anticipated timing and progress of integration efforts related to the combination, the ability to meet AbitibiBowater’s $1 billion debt reduction target (including the success of its program to sell non-core assets, consolidate operations and the success of other actions aimed at reducing its debt), the ability to maintain and improve customer service levels, and assessments of market conditions, anticipated future financial performance and our business outlook generally. Forward-looking statements may be identified by the use of forward-looking terminology such as the words “will,” “could,” “may,” “intend,” “expect,” “believe,” “anticipate,” and other terms with similar meaning indicating possible future events or potential impact on the business or security holders of Abitibi-Consolidated Company of Canada (“ACCC”), Abitibi and AbitibiBowater.

The reader is cautioned not to place undue reliance on these forward-looking statements, which are not guarantees of future performance. These statements are based on management’s current assumptions, beliefs and expectations, all of which involve a number of business risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to, our ability to obtain additional financing or otherwise derive additional liquidity in a timely fashion and on terms acceptable to us, if at all, our ability to complete a series of financing transactions that are contingent upon one another, our ability to effect the Donohue Corp. reorganization, our ability to sell the Snowflake, Arizona mill, the current state of the credit markets, the ability to reduce newsprint and specialty paper capacity as quickly as anticipated, the continued strength of the Canadian dollar against the U.S. dollar, worsening industry conditions and further growth in alternative media, actions of competitors, the demand for higher margin uncoated mechanical paper, our ability to realize announced price increases, and the costs of raw materials such as energy, chemicals and fiber. In addition, with respect to forward-looking statements relating to the combination of Abitibi and Bowater, the following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the risk that the businesses will not be integrated successfully or that the improved financial performance, product quality and product development will not be achieved; the risk that other combinations within the industry or other factors may limit our ability to improve our competitive position; the risk that the cost savings and other expected synergies from the combination may not be fully realized, may take longer to realize than expected or may not benefit Abitibi and Bowater to the same or similar extent; and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks that could cause actual results to differ from forward-looking statements are set forth below under the heading “Risk Factors.” The assumptions used to develop the forward-looking statements referred to below under the headings “Business Overview—Recent Developments” and elsewhere also include the assumption that none of the identified material risk factors that could cause actual results to differ from forward-looking statements will occur.

Any forward-looking information contained in this Annual Report about prospective results of operations, financial position or cash flows that is based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting prospective purchasers of securities in making their investment decision regarding the offering and may not be appropriate for other purposes. We undertake no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Item 1. Identify of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

You should read the following selected financial data together with Item 5, “Operating and Financial Review and Prospects,” the Consolidated Financial Statements in Item 18, and the other information in this Annual Report. The selected financial data is derived from the consolidated financial statements for the years we present.

The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) as described in note 26 to the Consolidated Financial Statements in Item 18. For all the years presented, the selected financial data is prepared in accordance with Canadian GAAP unless otherwise indicated.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth consolidated historical financial data and operating data for Abitibi for the periods indicated. The consolidated statements of earnings data for the years ended December 31, 2007, 2006 and 2005 and the consolidated balance sheet data at December 31, 2007 and 2006 is derived from our audited consolidated financial statements as at December 31, 2007 and 2006 and for the three year period ended December 31, 2007, beginning on page F-1 of this Annual Report. The consolidated statements of earnings data for the two years ended December 31, 2004 and 2003 have been derived from our audited financial statements and related notes thereto not included in this Annual Report. This information should also be read in conjunction with Operating and Financial Review and Prospects, which is included in Item 5 of this Annual Report. The financial information has been derived from consolidated financial statements that have been prepared in accordance with Canadian GAAP. See note 26 to our audited consolidated financial statements beginning on page F-1 for a description of the differences between U.S. GAAP and Canadian GAAP. All information provided below is in millions of Canadian dollars, except information related to volume and revenue per metric ton.

	Year Ended December 31,
	2003	2004	2005	2006	2007
Consolidated Statements of Earnings Data:
Sales	$4,980	$5,299	$5,342	$4,851	$4,113
Distribution costs	555	592	581	509	461
Countervailing, anti-dumping and other duties	77	50	67	28	11
Cost of sales, excluding amortization	3,809	3,777	3,910	3,616	3,491
Selling, general and administrative expenses	169	169	179	143	224
Closure costs, impairment and other related charges	155	396	431	5	503
Interest expense	370	363	374	330	333
Gain on translation of foreign currencies	(739)	(317)	(101)	(10)	(446)
Other expenses (income), net	14	(16)	48	5	14
Net gain on dilution of interest in subsidiary	—	—	—	—	(33)
Earnings (loss) from continuing operations	152	(126)	(353)	54	(714)
Earnings (loss) from discontinued operations	23	90	3	—	—
Net earnings (loss)	175	(36)	(350)	54	(714)
Earnings (loss) per share, basic and diluted	0.40	0.08	0.80	0.12	N/A
Consolidated Statements of Cash Flows Data:
Cash flows from (used in) continuing operating activities	$19	$(3)	$164	$232	$(468)
Cash flows from (used in) financing activities of continuing operations	145	161	(789)	27	390
Cash flows from (used in) investing activities of continuing operations	(279)	(86)	566	(123)	7
Dividends declared per share	0.175	0.100	0.100	0.050	—
Other Financial Data (unaudited):
Capital expenditures	$229	$256	$177	$165	$107
Selected Operations Data (unaudited):
Newsprint volume sold (in tonnes)	4,611	4,563	3,972	3,486	3,292
Newsprint revenue per tonne ($)	599	613	714	740	660
Specialty papers sold (in tonnes)	1,810	1,842	1,782	1,748	1,679
Specialty papers revenue per tonne ($)	822	803	855	854	804
Wood products volume sold (in millions of board feet)	1,930	2,169	1,965	1,858	1,572
Wood products revenue per million board feet ($)	379	473	453	391	339
Consolidated Balance Sheet Data:
Working capital(1)	$146	$346	$282	$605	$318
Property, plant and equipment, net	5,709	5,005	4,260	3,984	3,015
Total assets	10,312	9,787	8,052	8,099	6,572
Long-term debt due within one year and short term debt	269	491	95	72	725
Long-term debt	4,504	4,121	3,675	3,805	3,001
Total debt	4,773	4,612	3,770	3,877	3,726
Total shareholders’ equity	2,870	2,726	2,401	2,451	1,546

(1)	Working capital excludes short-term debt and long-term debt within one year.

Exchange Rate Information

Exchanging Canadian Dollars. The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar during that period, the average of the exchange rates during that period and the exchange rate at the end of that period, in each case expressed in U.S. dollars, based, from 2003 to October 2007, upon the inverse noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, and from November 2007, on the end of day rate based on New York City composite as reported by Bloomberg:

	Year ended December 31,
	2007	2006	2005	2004	2003
High	0.844	0.910	0.869	0.849	0.774
Low	1.086	0.853	0.787	0.716	0.635
Average	0.931	0.882	0.826	0.769	0.714
Period End	1.002	0.858	0.860	0.832	0.771

The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar during that period, in each case expressed in U.S. dollars, based, from September to October 2007, upon the inverse noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, and from November 2007, on the end of day rate based on New York City composite as reported by Bloomberg:

	September 2007	October 2007	November 2007	December 2007	January 2008	February 2008
High	0.948	1.000	1.002	0.980	0.966	0.983
Low	1.004	1.061	1.087	1.020	1.011	1.025

On March 28, 2008, the exchange rate for one Canadian dollar expressed in U.S. dollars, based upon the inverse end of day rate in New York City composite as reported by Bloomberg, was US$0.978.

Exchanging U.S. Dollars. The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar during that period, the average of the exchange rates during that period and the exchange rate at the end of that period, in each case expressed in Canadian dollars, based, from 2003 to October 2007, upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, and from November 2007, on the end of day rate based on New York City composite as reported by Bloomberg:

	Year ended December 31,
	2007	2006	2005	2004	2003
High	1.185	1.173	1.270	1.397	1.575
Low	0.920	1.099	1.151	1.178	1.292
Average	1.074	1.134	1.211	1.301	1.401
Period End	0.998	1.165	1.163	1.202	1.297

The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar during that period, in each case expressed in Canadian dollars, based, from 2003 to October 2007, upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, and from November 2007, on the end of day rate based on New York City composite as reported by Bloomberg:

	September 2007	October 2007	November 2007	December 2007	January 2008	February 2008
High	1.055	1.000	0.999	1.021	1.035	1.017
Low	0.996	0.943	0.920	0.981	0.990	0.975

On March 28, 2008, the exchange rate for one U.S. dollar expressed in Canadian dollars, based upon the end of day rate in New York City composite as reported by Bloomberg, was CDN$1.023.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Liquidity

We have substantial indebtedness that could adversely affect our financial health, and our efforts to reduce and restructure this indebtedness may not be successful.

We have a significant amount of indebtedness. As of December 31, 2007, we had approximately $3.7 billion of indebtedness. The Company’s ability to meet its debt service obligations and to repay its outstanding indebtedness will depend on a combination of new financings, cash from operations and cash produced by divestitures of some of the Company’s assets. There can be no assurance that such new financings or divestitures will be consummated, or, if consummated, that the terms of such transactions will be advantageous to us. Further, there can be no assurance that we will be able to generate sufficient cash flows to repay our outstanding indebtedness, in light of the significant decreases in North American demand for newsprint, which is our principal product, and other negative factors affecting our industry.

Our substantial amount of debt could have important negative consequences. For example, it could:

•	limit our ability to obtain additional financing, if needed, or refinancing, when needed, for debt service requirements, working capital, capital expenditures, or other purposes;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt;

•	cause us to liquidate assets such as timberland or production facilities on terms that may be unfavorable to us;

•	cause us to offer debt or equity securities on terms that may not be favorable to us or our affiliates;

•	reduce funds available for operations, future business opportunities or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	increase employee turnover and uncertainty, divert management’s attention from routine business and hinder our ability to recruit qualified employees; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

Despite progress on integration following the Combination and an improved pricing environment in our industry, our near-term cash flow remains constrained. We currently expect to experience negative cash flow for fiscal year 2008. In addition, the credit agreement governing Bowater’s bank credit facility substantially restricts the transfer of funds from Bowater to Abitibi. At the same time, we are faced with significant near-term debt maturities and currently lack the liquidity to repay them.

The Company, ACCC and AbitibiBowater are undertaking several financing transactions, each of which are contingent on the consummation of all of the others to address these issues (the “Financing Transactions”). On March 10, 2008, ACCC commenced a private exchange offer and consent solicitation with respect to certain debt securities to be issued by the Company in exchange for certain of the Company’s outstanding debt securities (the “Exchange Offers”). The Exchange Offers expire on April 4, 2008. On March 27, 2008, ACCC priced a private offering of US $413,000,000 aggregate principal amount of 13.75% senior secured notes due April 1, 2011 (the “New Secured Notes”). ACCC also entered into a 364-day senior secured term loan with a syndicate of lenders in an amount up to US$400 million (the “Senior Term Loan”). In addition, on March 24, 2008, AbitibiBowater Inc. entered into a Purchase Agreement with Fairfax Financial Holdings Limited (“Fairfax”) for the sale and issuance of $350 million aggregate principal amount of 8.0% Convertible Notes due 2013 (the “Convertible Notes”). The Financing Transactions are discussed further in the “Business Overview—Recent Developments” section below. We intend to complete the Financing Transactions (other than the Exchange Offers) on April 1, 2008.

Immediately upon the consummation of the Financing Transactions, and the sale of our mill located in Snowflake, Arizona (the “Snowflake Mill”) (as further described below), on a pro forma basis we expect to have approximately US$278 million of cash on hand. However, we are currently free cash flow negative from our operations, and future cash flow will be further negatively impacted from our increased interest expense as a result of the Financing Transactions. In order to become free cash flow positive, we will need to realize a combination of previously announced price increases, new price increases, cost reductions and synergies from the Combination. Without raising additional capital or proceeds from asset sales, we expect our liquidity to decline in the near term. Based on our current expectations, even if the Financing Transactions are completed, we currently expect that by the second half of 2008 we will have limited cash available for working capital, debt service or any other purpose and will not have any revolving credit agreement or commitments to provide revolving credit indebtedness.

We also intend to sell select assets in order to reduce our indebtedness. On February 10, 2008, we entered into an agreement with Catalyst Paper Corporation pursuant to which we agreed to sell our Snowflake mill for approximately US$180 million, including US$161 million in cash and approximately US$19 million in retained trade receivables. We expect this sale to close in April 2008, once all conditions to close, including a financing condition, which is expected to be satisfied in part by a fully backstopped rights offering, and certain customary closing conditions, have been satisfied. This sale is required to comply with the requirements set forth by the U.S. Department of Justice (the “DOJ”) in October 2007 for approval of the Combination. If this sale does not close as expected, the DOJ may ask a court to appoint a trustee, who will be empowered to complete the sale on terms then obtainable by the trustee using its reasonable efforts. We continue to explore opportunities for the sale of other assets such as timberland or production facilities, but can make no assurances that we will be able to complete any such sales or that the terms of any such sales would be favorable to us.

In addition, the terms of the Senior Term Loan, the indentures governing our various notes, debentures and other debt securities and the terms and conditions of our other indebtedness may permit us or our subsidiaries to incur or guarantee additional indebtedness, including secured indebtedness in some circumstances. To the extent we incur additional indebtedness, some or all of the risks discussed above will increase.

Although management believes that we will be able to comply with the terms of our debt agreements, there can be no assurance that we will not be required to refinance all or a portion of our debt or to obtain additional financing. We may be unable to refinance or obtain additional financing because of our high levels of debt. We may be forced to default on our debt obligations if cash flow is insufficient and refinancing or additional financing is unavailable. If we default under the terms of some of our indebtedness, the relevant debt holders may accelerate the maturity of our obligations, which could cause cross-defaults or cross-acceleration under our other obligations.

If we are unable to refinance or restructure our indebtedness on or before the maturity thereof, by reason of acceleration or otherwise, we could be compelled to seek protection under or be forced into a proceeding under Canada’s Companies’ Creditors Arrangement Act, the U.S. Bankruptcy Code, or both.

Our independent auditors have referred to our disclosure regarding our ability to continue as a going concern in our financial statements.

Our financial statements include a going concern note, which indicates that there is substantial doubt about the Company’s ability to continue as a going concern. Our auditors have provided comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference, which states that in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to Abitibi’s consolidated financial statements. This disclosure will likely make it more difficult for us to raise capital on favorable terms and could hinder, to some extent, our operations.

We need additional funds and we may be unable to obtain needed funds on favorable terms to us.

We are currently seeking additional funds by borrowing more money to repay our current indebtedness and fund our operations. Upon the closing of the Financing Transactions, we will not have any revolving credit agreements or committed sources of liquidity. Moreover, our outstanding debt agreements contain, and after the closing of the Financing Transactions will contain, provisions that may restrict the secured debt we may incur in the future. In addition, the agreement governing Bowater’s bank credit facility substantially restricts the transfer of funds from Bowater to Abitibi. Even if the Financing Transactions are completed, we currently expect that by late 2008 we will have limited cash available for working capital, debt service or any other purpose and will not have any revolving credit agreement or commitments to provide revolving credit indebtedness.

The availability of additional funds, whether from private capital sources (including banks), or the public capital markets, fluctuates as market conditions change. There may be times when the private capital markets and the public debt or equity markets are disrupted and lack sufficient liquidity or when our securities cannot be sold at attractive prices, in which case we may not be able to access capital from these sources. We believe the markets for our indebtedness are currently experiencing this type of disruption, making it difficult to secure the financing we need on terms acceptable to us. In addition, on March 10, 2008, Standard & Poor’s Rating Services downgraded our corporate and debt ratings and expressed concern regarding our ability to timely address our near-term debt maturities given current credit market conditions, and on March 18, 2008, Moody’s similarly downgraded our corporate and debt ratings. Such downgrade will likely make it more difficult for us to raise capital on favorable terms and could hinder, to some extent, our operations. It is possible that additional downgrades could occur if our interest coverage, leverage levels and/or outlook for our industry deteriorates further.

Restrictive covenants in the indentures may reduce our operations and financial flexibility, which may prevent us from capitalizing on business opportunities.

The terms of the indentures governing the notes to be issued in the financing transactions (as described under “—Recent Developments”) contain a number of operating and financial covenants restricting our ability to among other things:

•	incur additional debt;

•	create liens on assets;

•	pay dividends or distributions on, or redeem or repurchase, our capital stock;

•	make investments;

•	engage in sale and leaseback transactions;

•	engage in transactions with affiliates including the possibility to integrate our business with that of Bowater to realize synergies;

•	transfer or sell assets;

•	issue and sell equity interests in ACI’s wholly-owned subsidiaries;

•	guarantee debt;

•	restrict dividends and other payments to us;

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries; and

•	engage in unrelated businesses.

In addition, our ability to comply with such covenants and those contained in the agreements governing other debt to which we are or may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our debt and cross-defaults under our other debt. This could require us to repay or repurchase debt prior to the date it would otherwise be due, which could adversely affect our financial condition. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

Risks Related to Our Business

We may experience difficulties in integrating our business with that of Bowater and may not realize the anticipated synergies, efficiencies and cost savings from the Combination.

The success of the Combination will depend, in significant part, on our ability to realize the anticipated synergies, efficiencies and cost savings from integrating our business with that of Bowater. Our success in realizing these synergies, efficiencies and cost savings, and the timing of this realization, depend on the successful integration of such businesses and operations. We may not be able to accomplish this integration process smoothly or successfully. The necessity of coordinating geographically disparate organizations and addressing possible differences in corporate and regional cultures and management philosophies may increase the difficulties of integration. The integration of certain operations following the Combination takes time and requires the dedication of significant management resources, which may temporarily divert management’s attention from our routine business. Employee uncertainty and lack of focus during the integration process may also disrupt our business.

Even if we are able to integrate such businesses and operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, efficiencies and cost savings that we currently expect from this integration or that these benefits will be achieved within the time frame or in the manner anticipated. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the Combination may be offset by the costs incurred in integrating the businesses and operations or adverse conditions imposed by regulatory authorities on the combined business in connection with granting approval for the Combination. In addition, the benefit of any synergies realized may not be shared equally between Abitibi and Bowater. If we do not realize our anticipated synergies and efficiencies, in the amounts or in the time frame expected, or if our management cannot integrate successfully the operations of the two companies, our business and results of operations may be adversely affected.

Developments in alternative media could continue to adversely affect the demand for our products, especially in North America, and our response to these developments may not be successful.

Trends in advertising, electronic data transmission and storage and the Internet could have further adverse effects on traditional print media, including our products and those of our customers, but neither the timing nor the extent of those trends can be predicted with certainty. Our newspaper, magazine and catalog publishing customers may increasingly use, and compete with businesses that use, other forms of media and advertising and electronic data transmission and storage, including television and the Internet, instead of newsprint, uncoated specialty papers or other products made by us. The demand for certain of our products weakened significantly over the last several years. For example, industry statistics indicate that North American newsprint demand has been in decline since at least 1999 and has experienced annual declines of approximately 5% in 2005, 6% in 2006, and 10% in 2007. We believe, and certain third party forecasters indicate, that these declines in newsprint demand could continue in 2008 and beyond due to conservation measures taken by publishers, reduced North American newspaper circulation, less space devoted to advertising and substitution to other uncoated mechanical grades.

In response to the decline in North American demand for our newsprint product, we have reduced our paper production capacity. Between November 29, 2007 and February 29, 2008, we reduced our newsprint and specialty papers production capacity by approximately 500,000 tonnes per year. As a result of our continuing review of our business to reduce cost, improve our manufacturing platform, and better position ourselves in the global marketplace, it may be necessary to curtail even more production or permanently shut down even more machines or facilities. We expect to announce the results and detailed action steps from this review during the second quarter of 2008 and additional curtailments or closures could take place by mid-2008. Such curtailments and shut downs would become increasingly likely as North American newsprint demand continues to decline or if market conditions otherwise worsen. Curtailments or shutdowns could result in goodwill impairment or asset write-downs at the affected facilities, which facilities may include facilities that are collateral for the notes, and could negatively impact our cash flows and materially affect our results of operations and financial condition.

We may not be successful in our strategy of increasing our share of specialty papers and competing in growth markets with higher returns.

One of the components of our long-term strategy is to improve our portfolio of businesses by focusing on specialty papers and competing more aggressively in growth markets with higher return. There are risks associated with the implementation of this strategy. For example, implementation involves an investment in machines and personnel and initial efforts to penetrate these markets often require reductions in prices in order to gain initial market share, which can make it more difficult to recover our investment. To the extent we are unsuccessful in achieving this strategy, our results of operations may be adversely affected.

We face intense competition in the forest products industry and the failure to compete effectively would have a material adverse effect on our business, financial condition and results of operations.

We compete with numerous forest products companies, some of which have greater financial resources than we do. There has been a continued trend toward consolidation in the forest products industry, leading to new global producers. These global producers are typically large, well-capitalized companies that may have greater flexibility in pricing and financial resources for marketing, investment and expansion than we do. The markets for our products are all highly competitive. Actions by competitors can affect our ability to sell our products and can affect the volatility of the prices at which our products are sold. While the principal basis for competition is price, we also compete on the basis of customer service, quality and product type. There has also been an increasing trend toward consolidation among our customers. In addition, lumber demand is primarily driven by U.S. and Canadian residential housing construction. According to Freddie Mac, total U.S. housing starts declined 25% in 2007 to approximately 1.4 million units, and housing starts are expected to further decline 23% to approximately 1.1 million units in 2008. With fewer customers in the market for our products, our negotiation position with these customers could be weakened.

In addition, our industry is capital intensive, which leads to high fixed costs. Some of our competitors may be lower-cost producers in some of the businesses in which we operate. Global newsprint capacity, particularly Chinese newsprint capacity, has been increasing, which could result in lower prices, volumes or both for our exported products. Other actions by competitors, such as reducing costs or adding low-cost capacity, may adversely affect our competitive position in the products we manufacture and, consequently, our sales, operating income and cash flows. We may not be able to compete effectively and achieve adequate levels of sales and product margins. Failure to compete effectively would have a material adverse effect on our business, financial condition and results of operations.

The forest products industry is highly cyclical. Fluctuations in the prices of, and the demand for, our products could result in smaller or negative profit margins, lower sales volumes, and curtailment or closure of operations.

The forest products industry is highly cyclical. Historically, economic and market shifts, fluctuations in capacity and changes in foreign currency exchange rates have created cyclical changes in prices, sales volume and margins for our products. Most of our paper and wood products are commodities that are widely available from other producers and even our specialty paper is susceptible to these fluctuations. Because our commodity products have few distinguishing qualities from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand. The overall levels of demand for the products we manufacture and distribute and, consequently, our sales and profitability, reflect fluctuations in levels of end-user demand, which depend in part on general economic conditions in North America and worldwide. In 2007, we experienced lower demand and decreased pricing for our wood products due to a weaker U.S. housing market. We are not expecting any significant improvements in the wood products market before 2009. As such, we currently have idled annualized capacity of approximately 1.1 billion board feet of lumber in the provinces of Quebec and British Columbia. We are also conducting an in-depth review of our wood products business with the objective of selling non-core assets, consolidating facilities, and curtailing or closing non-contributing operations. Other wood products producers have also announced closures or curtailments of sawmills. Continued closures and curtailments are likely to reduce the supply and increase the price of wood fiber. See also “Developments in alternative media could continue to adversely affect the demand for our products, especially in North America, and our response to these developments may not be successful.”

Our manufacturing businesses may have difficulty obtaining fiber at favorable prices, or at all.

Fiber is the principal raw material we use in our business. We use both virgin fiber (wood chips and logs) and recycled fiber (old newspapers and magazines) as fiber sources for our paper mills. Wood fiber is a commodity and prices historically have been cyclical. Environmental litigation and regulatory developments have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in Canada and the United States. In addition, future domestic or foreign legislation, litigation advanced by aboriginal groups and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest diversity and the response to and prevention of catastrophic wildfires could also affect timber supplies and the use of timberland. For example, one paper company recently announced conditions on its continued purchase of our pulp containing fiber we harvest from timberland that has been contested by an aboriginal group. Availability of harvested timber may further be limited by factors such as fire and fire prevention, insect infestation, disease, ice storms, wind storms, drought, flooding and other natural and man-made causes, thereby reducing supply and increasing prices.

Wood fiber pricing is subject to market influences and our cost of wood fiber may increase in particular regions due to market shifts. In 2007, we experienced lower demand and decreased pricing for our wood products due to a weaker U.S. housing market. We are not expecting any significant improvements in the wood products market before 2009. We currently have idled annualized capacity of approximately 1.1 billion board feet of lumber in the provinces of Quebec and British Columbia. We are also conducting an in-depth review of our wood products business with the objective of selling non-core assets, consolidating facilities, and curtailing or closing non-contributing operations. Other wood products producers have also announced closures or curtailments of sawmills. Continued closures and curtailments are likely to reduce the supply and increase the price of wood fiber.

Pricing of recycled fiber has recently been increasing. For example, prices of old newspapers have increased from an average of $88 per ton in December 2006 to $127 per ton in February 2008. We believe that these price increases are related to expanding paper and packaging capacity in Asia, as well as strong North American demand, and that prices may remain at elevated levels. Any sustained increase in fiber prices would increase our operating costs and we may be unable to increase prices for our products in response.

Although we believe that the balance of fiber supply between our internal sources and the open market is adequate to support our current wood products and paper and pulp production requirements, there is no assurance that access to fiber will continue at the same levels achieved in the past. The cost of softwood fiber and the availability of wood chips may be affected. If our cutting rights pursuant to the forest licenses or our forest management agreements are reduced or if any third-party supplier of wood fiber stops selling or is unable to sell wood fiber to us, our financial condition and operating results would suffer.

An increase in the cost of our purchased energy, chemicals and other raw materials would lead to higher manufacturing costs, thereby reducing our margins.

Our operations consume substantial amounts of energy such as electricity, natural gas, fuel oil, coal and wood waste. We buy energy and raw materials, including chemicals, wood, recovered paper and other raw materials, primarily on the open market. The prices for raw materials and energy are volatile and may change rapidly, directly affecting our results of operations. The availability of raw materials and energy may also be disrupted by many factors outside our control, adversely affecting our operations. Energy prices, particularly for electricity, natural gas and fuel oil, have been volatile in recent years and prices for 2005, 2006 and 2007 exceeded historical averages. As a result, fluctuations in energy prices will impact our manufacturing costs and contribute to earnings volatility.

We are a major user of renewable natural resources such as water and wood. Accordingly, significant changes in climate and agricultural diseases or infestation could affect our financial condition and results of operations. The volume and value of timber that we can harvest or purchase may be limited by factors such as fire and fire prevention, insect infestation, disease, ice storms, wind storms, flooding, other weather conditions and other causes. As is typical in the industry, we do not maintain insurance for any loss to our standing timber from natural disasters or other causes. Also, we can provide no assurance that we will be able to maintain our rights to utilize water or to renew them at conditions comparable to those currently in effect.

For our commodity products, the relationship between industry supply and demand for these products, rather than changes in the cost of raw materials, will determine our ability to increase prices. Consequently, we may be unable to pass along increases in our operating costs to our customers. Any sustained increase in energy, chemical or raw material prices without any corresponding increase in product pricing would reduce our operating margins and potentially require us to limit or cease operations of one or more of our machines.

We could experience disruptions in operations and/or increased labor costs due to labor disputes.

We believe we are the largest employer in the Canadian pulp and paper sector and have the sector’s largest representation by unions. A significant number of our collective bargaining agreements with respect to our paper operations in Eastern Canada will expire in the second quarter of 2009. In early 2008, we initiated negotiations with the union representing the majority of our Eastern Canadian employees on the 2009 agreements. Those negotiations occurred in March 2008 and were not successful in reaching an early agreement. Our collective agreements for our employees at our facility located in Bridgewater, U.K. is up for renewal in 2008. While negotiations with the unions in the past have resulted in collective agreements being signed, as is the case with any negotiation, we may not be able to negotiate acceptable new agreements, which could result in strikes or work stoppages by affected employees. Renewal of collective bargaining agreements could also result in higher wage or benefit costs. Therefore, we could experience a disruption of our operations or higher ongoing labor costs which could have a material adverse effect on our business, financial condition or results of operations.

Our operations require substantial capital and we may not have adequate capital resources to provide for all of our capital requirements.

Our businesses are capital intensive and require that we regularly incur capital expenditures in order to maintain our equipment, increase our operating efficiency and comply with environmental laws. If our available cash resources and cash generated from operations are not sufficient to fund our operating needs and capital expenditures, we would have to obtain additional funds from borrowings or other available sources or reduce or delay our capital expenditures. We may not be able to obtain additional funds on favorable terms or at all. In addition, our debt service obligations will reduce our available cash flows. If we cannot maintain or upgrade our equipment as we require, we may become unable to manufacture products that compete effectively in one or more of our product lines.

Changes in laws and regulations could adversely affect our results of operations.

We are subject to a variety of foreign, federal, state, provincial and local laws and regulations dealing with trade, employees, transportation, taxes, timber and water rights and the environment. Changes in these laws or regulations or their interpretations or enforcement have required in the past, and could require in the future, substantial expenditures by us and adversely affect our results of operations. For example, changes in environmental laws and regulations have in the past, and could in the future, require us to spend substantial amounts to comply with restrictions on air emissions, wastewater discharge, waste management and landfill sites, including remediation costs. Environmental laws are becoming increasingly stringent and violations could lead to substantive fines and penalties. Consequently, our compliance and remediation costs could increase materially.

We are controlled by AbitibiBowater.

All of our issued and outstanding common shares are held by AbitibiBowater and its indirect wholly owned subsidiaries. As a result, AbitibiBowater controls our policies and operations. In addition, any synergies generated as a result of the Combination may not benefit Abitibi to the same or a similar extent to which they benefit Bowater, or at all. In addition actions taken by AbitibiBowater and its financial condition, matters over which we have no control, may affect us and the market for the notes. Additionally, adverse developments at AbitibiBowater or any of its other subsidiaries could have an adverse impact on us.

Conditions could arise related to our hydroelectric facilities that could adversely affect our results of operations

Our hydroelectric facilities supply large amounts of energy for our operations. Our hydroelectric facilities are subject to generally applicable regulations regarding, among other things, environmental compliance, wildlife protection, water quality, capital improvements, and flood control. Changes to applicable regulations could require us to incur additional costs related to our hydroelectric facilities. Hydroelectric power generation is dependent upon the availability of navigable water in the related waterways. We can provide no assurance regarding the water that will be available to us for power generation or regarding our ability to maintain or renew our rights to utilize that water on conditions comparable to those currently in effect. Any reduction in our level of hydroelectric power generation would increase our energy costs.

Changes in the political or economic conditions in Canada, the United States or other countries in which our products are manufactured or sold could adversely affect our results of operations.

We manufacture products in Canada, the United States and the United Kingdom and sell products throughout the world. Paper prices are tied to the health of the economies of North and South America, Asia and Europe, as well as to paper inventory levels in these regions. The economic and political climate of each region has a significant impact on our costs and the prices of, and demand for, our products. Changes in regional economies or political instability, including acts of war or terrorist activities, can affect the cost of manufacturing and distributing our products, pricing and sales volume, directly affecting our results of operations. Such changes could also affect the availability or cost of insurance.

We are subject to environmental laws and regulations.

We are subject to a wide range of general and industry-specific laws and regulations relating to the protection of the environment, including those governing air emissions, wastewater discharges, timber harvesting, the release, storage, management and disposal of, and exposure to, hazardous substances and waste, the clean-up of contaminated sites, landfill operation and closure, forestry operations, threatened and endangered species habitat, and health and safety. As an owner and operator of real estate and manufacturing and processing facilities, we may be liable under environmental laws for cleanup and other costs and damages, including tort liability and damages to natural resources, resulting from past or present spills or releases of hazardous or toxic substances on or from our current or former properties. We may incur liability under these laws without regard to whether we knew of, were responsible for, or owned the property at the time of, any spill or release of hazardous or toxic substances on or from our property, or at properties where we arranged for the disposal of regulated materials. Claims may arise out of currently unknown environmental conditions or enforcement efforts by governmental or private parties.

Under Canada’s regulatory framework for greenhouse gas emissions proposed in April 2007, existing paper facilities would be required to reduce their greenhouse gas emissions intensity by 18% by 2010 from 2006 sector average levels, and by an additional 2% annually thereafter. Although we do not expect to be disproportionately affected compared with comparable operations future climate change regulation may require capital investments.

We have net liabilities with respect to our pension plans and the actual cost of our pension plan obligations could exceed current provisions.

As of December 31, 2007, our defined benefit pension plans were under-funded by approximately $436 million. Our future funding obligations for the defined benefit pension plans depend upon changes to the level of benefits provided by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine minimum funding levels, actuarial data and experience and any changes in government laws and regulations. Any adverse change to any of these factors may require us to increase our cash contributions to our pension plans and those additional contributions could have a material adverse effect on our cash flows and results of operations.

Currency fluctuations may adversely affect our results of operations and financial condition, and changes in foreign currency exchange rates can affect our competitive position, selling prices and manufacturing costs.

We compete with North American, European and Asian producers in most of our product lines. Our products are sold and denominated in U.S. dollars, Canadian dollars and selected foreign currencies. A substantial portion of our manufacturing costs are denominated in Canadian dollars. In addition to the impact of product supply and demand, changes in the relative strength or weakness of the U.S. dollar may also affect international trade flows of these products. A stronger U.S. dollar may attract imports into North America from foreign producers, increase supply and have a downward effect on prices, while a weaker U.S. dollar may encourage U.S. exports and increase manufacturing costs that are in Canadian dollars or other foreign currencies. Variations in the exchange rates between the U.S. dollar and other currencies, particularly the Euro and the currencies of Canada and the United Kingdom, and certain Asian and Scandinavian countries, could significantly affect our competitive position compared to many of our competitors.

We are particularly sensitive to changes in the value of the Canadian dollar versus the U.S. dollar. The impact of these changes depends primarily on our production and sales volume, the proportion of our production and sales that occur in Canada, the proportion of our financial assets and liabilities denominated in Canadian dollars, our hedging levels and the magnitude, and direction and duration of changes in the exchange rate. We expect exchange rate fluctuations to continue to impact costs and revenues; however, we cannot predict the magnitude or direction of this effect for any quarter, and there can be no assurance of any future effects. During 2007, the relative value of the Canadian dollar ranged from a low of $0.85 in January 2007 to a high of $1.09 in November 2007. See “Quantitative and Qualitative Disclosure About Market Risk – Price, Cost and Exchange Rate Sensitivity.”

Based on exchange rates, hedging levels and operating conditions projected for the first quarter of 2008, we project that a one-cent increase in the Canadian dollar exchange rate would reduce our operating income for the first quarter by approximately $5 million.

If the Canadian dollar remains strong for an extended period of time, it could influence the foreign exchange rate assumptions that are used in our evaluation of goodwill and long-lived assets for impairment and, consequently, result in additional goodwill or asset impairment charges.

Item 4. Information on the Company

A. History and Development of the Company

Our legal name and commercial name is Abitibi-Consolidated Inc. The Company results from the amalgamation under the Canada Business Corporation’s Act of Abitibi-Price Inc. and Stone-Consolidated Corporation, another forest product company, pursuant to a certificate and articles of amalgamation dated May 30, 1997. We are a corporation domiciled in the Province of Quebec, Canada and operate under the Canada Business Corporations Act. Our principal executive offices are located at 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2, and our telephone number is (514) 875-2160. Our information can be found on AbitibiBowater’s website at www.abitibibowater.com. Information on AbitibiBowater’s website is not incorporated by reference in this Annual Report. Our United States contact person is Duane Owens, Vice President and Treasurer of AbitibiBowater, at (864) 282-9488.

Originally, Abitibi was formed by the merger of Abitibi-Price and Stone-Consolidated on May 29th, 1997. Both companies were Canadian-based, forest product companies. In 1998, Abitibi formed a joint-venture partnership, Pan Asia Paper Company Pte Ltd., with Norske Skog of Norway and Hansol Paper Co. of South Korea.

On April 18th, 2000, Abitibi acquired approximately 96% of the Class A Subordinated Voting Shares and approximately 92% of the Class B Shares of Donohue Inc., a major Canadian integrated forest products company engaged in forest management and in the manufacture and sale of newsprint, specialty papers, market pulp and wood products with mills located in Québec, Ontario, British Columbia and Texas. On August 16, 2002, Abitibi increased its stake in Pan Asia Paper Company Pte Ltd. from 33.3% to 50%. On November 17, 2005, Abitibi completed the sale of its 50% share ownership in Pan Asia Paper Company Pte Ltd. to Norske Skog. The Company has reclassified its historical information to exclude PanAsia’s results from continuing operations.

On October 29, 2007, we combined with Bowater in a merger of equals to form AbitibiBowater (the “Combination”). As a result of the Combination, we and Bowater became subsidiaries of AbitibiBowater. AbitibiBowater common stock trades on the New York Stock Exchange and the Toronto Stock Exchange under the symbol ABH.

Immediately after the combination, AbitibiBowater began a company-wide strategic review of its business. The AbitibiBowater Board of Directors approved an action plan to reduce the consolidated company’s newsprint and specialty papers production capacity by almost 1 million tonnes per year by the end of the first quarter of 2008. As part of these reductions, we permanently closed our Belgo (Shawinigan, Quebec) mill and indefinitely idled our Mackenzie (British Columbia) mill. We also indefinitely idled two sawmills that directly supported the Mackenzie paper operation. These facilities in the aggregate represent capacity of approximately 311,000 tonnes of newsprint, 260,000 tonnes of specialty papers, and 500 million board feet of lumber, and were all cash flow negative. Additionally, we permanently closed previously idled paper mills at Fort William (Thunder Bay, Ontario) and Lufkin (Texas). The previously idled operations had a total capacity of approximately 525,000 tonnes. These actions were completed by February 18, 2008. These actions were taken in order to assist us in supplying our customers’ demand efficiently by manufacturing products on machines best positioned to produce the products and by taking specific actions designed to ensure that our production is focused on our more profitable product lines from lower cost sites. During the implementation of the action plan generated during the first phase of our strategic review, we have simultaneously been working on phase two, which is a comprehensive review of all aspects of our business in an effort to further reduce costs, improve our manufacturing platform and better position the combined companies in the global marketplace. We expect to announce the results and detailed action steps from this second phase during the second quarter of 2008. We are also conducting an in-depth review of our wood products business with the objective of selling non-core assets, consolidating facilities, and curtailing or closing non-contributing operations.

In connection with the review and approval of the Combination by the antitrust division of the U.S. Department of Justice, the Company agreed, among other things, to sell its Snowflake newsprint mill and certain related assets and liabilities. The Company expects to complete the sale of this facility to Catalyst Paper Corporation in the second quarter of 2008 for approximately $161 million, excluding trade accounts receivable of $19 million that it will retain.

B. Business Overview

Recent Developments

The Company, ACCC and AbitibiBowater are undertaking the Financing Transactions, each of which is described in more detail below to address the Company’s near-term liquidity challenges.

ACCC Senior Secured Note Offerings. ACCC, Abitibi and certain of its subsidiaries entered into a Purchase Agreement with Goldman Sachs & Co. and J.P. Morgan Securities Inc., as initial purchasers, pursuant to which ACCC will issue and sell approximately $413 million in new senior secured notes (the “New Secured Notes”). The New Secured Notes will be sold to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in reliance on Regulation S under the Securities Act. The New Secured Notes will be guaranteed by Abitibi and certain of its subsidiaries (the same subsidiaries guaranteeing the Exchange Notes) and secured by security interests on our and the guarantors’ fixed assets (subject to permitted liens) and certain other assets. The transaction is scheduled to close on April 1, 2008, subject to customary closing conditions and the consummation of the other Financing Transactions.

ACCC Exchange Offers. ACCC is engaged in a private offer to exchange (the “Exchange Offer”) approximately US$496 million in aggregate principal amount of three series of outstanding senior notes due in 2008 and 2009 issued by Abitibi, ACCC and another of our subsidiaries (the “ACI Notes”) for a combination of cash and new ACCC 15.5% senior notes due 2010, guaranteed by Abitibi and certain of its subsidiaries (the “Exchange Notes”). As of March 27, 2008, approximately 89.3% of the outstanding 6.95% Senior Notes due 2008, 91.8% of the outstanding 5.25% Senior Notes due 2008 and 93.2% of the outstanding Senior Notes due 2009 had been validly tendered. The Exchange Offer expires on April 4, 2008. Completion of the Exchange Offer is conditioned on the consummation of the other Financing Transactions.

ACCC Senior Secured Term Loan. ACCC, Abitibi and certain of its subsidiaries will enter into a senior secured term loan on April 1, 2008, subject to customary closing conditions, with a syndicate of lenders in an amount of US$400 million (the “Senior Term Loan”). The Senior Term Loan will have a maturity of 364 days with a coupon of LIBOR + 800 basis points, with a 3.5% LIBOR floor, at a price of 96% of par and will be secured by a first lien on substantially all of Abitibi’s and ACCC’s assets other than fixed assets, intellectual property and capital stock of subsidiaries and by a first lien on substantially all of the assets of Donohue Corp., currently a subsidiary of ACCC (“D Corp.”), including fixed assets and certain other assets. The Senior Term Loan will rank effectively senior to the New Secured Notes to the extent of the collateral securing the Senior Term Loan. Consummation of the Senior Term Loan is conditioned on, among other things, the consummation of the other Financing Transactions. Under the Senior Term Loan, to the extent that any ACI Notes are not exchanged on the closing date for the Senior Term Loan, we are required to deposit into an escrow account the maximum amount of cash consideration that could be required to be paid if all such remaining ACI Notes were tendered into the Exchange Offer after the closing date of the Senior Term Loan. Upon consummation of the Exchange Offer, up to 50% of the amount remaining in that escrow account (up to a maximum amount of US$8.8 million) will be applied to repay amounts borrowed under the Senior Term Loan and any remaining amounts will be returned to us.

AbitibiBowater Convertible Notes. AbitibiBowater has entered into an agreement with Fairfax for an investment by Fairfax and its designated subsidiaries in AbitibiBowater Inc. of US$350 million in the form of unregistered convertible debentures due 2013 (the “Convertible Notes”) in a private placement. The Convertible Notes are expected to bear interest at a rate of 8.0% per annum and will be convertible into shares of AbitibiBowater common stock at an estimated conversion price of $10.00 per share, subject to standard antidilution adjustments. The agreement governing the Convertible Notes contains customary covenants and events of default. The Convertible Notes will not be guaranteed by Abitibi or any of its respective subsidiaries. The transaction is scheduled to close on April 1, 2008, subject to customary closing conditions and the consummation of the other Financing Transactions.

D-Corp. Reorganization. Upon consummation of the Financing Transactions, AbitibiBowater, through a newly created direct subsidiary, will acquire, through a series of intercompany transactions, all or a majority of the outstanding common stock and all or a portion of the outstanding non-voting preferred stock of Donohue Corp., a subsidiary of Abitibi (“D Corp.”), and, as a result, D Corp. will continue to be an indirect subsidiary of AbitibiBowater.

Our Company

Abitibi is a global leader in the production of newsprint and specialty papers as well as a major producer of wood products, and generated sales of approximately $4.1 billion in 2007. Our operations are currently comprised of 15 pulp and paper mills, 19 sawmills, four remanufacturing facilities, two engineered wood facilities and eight hydroelectric plants in Canada, the United States and the United Kingdom. We supply products to a diverse group of customers worldwide, marketing our products in over 70 countries. We are also among the world’s largest recyclers of newspapers and magazines and are responsible for the forest management of approximately 16 million hectares of third-party certified sustainable forest land.

Our Parent Corporation

On October 29, 2007, we combined with Bowater in a merger of equals to form AbitibiBowater. As a result of the Combination, we and Bowater became subsidiaries of AbitibiBowater. AbitibiBowater is the largest producer of newsprint in the world by capacity and one of the largest publicly traded pulp and paper manufacturers in the world. AbitibiBowater currently owns or operates 28 pulp and paper facilities, 31 wood products facilities, located in Canada, the United States, the United Kingdom and South Korea. AbitibiBowater produces a wide variety of newsprint coated and uncoated specialty papers, market pulp and wood products, which are marketed in over 90 countries. AbitibiBowater common stock trades on the New York Stock Exchange and the Toronto Stock Exchange under the symbol ABH.

Following the consummation of the Combination and a strategic review of the businesses, AbitibiBowater announced a number of significant strategic decisions on November 29, 2007, including (i) a reduction in newsprint and specialty papers production capacity by approximately one million tonnes per year during the first quarter of 2008 and (ii) the idling of our sawmill operations in Mackenzie, British Columbia. These actions represent a reduction of approximately 600,000 tonnes of newsprint, 400,000 tonnes of specialty papers, and 500 million board feet of lumber capacity. It also permanently closed pulp and paper operations that had previously been idled with a total capacity of approximately 650,000 metric tonnes.

AbitibiBowater expects to generate annualized synergies as a result of the Combination of approximately US$375 million by the end of 2009. These synergies are expected to come from improvements in areas such as manufacturing; selling, general and administrative (SG&A); procurement; and logistics costs, as described below.

•

Approximately US$205 million from lower manufacturing costs. Since the Combination, AbitibiBowater has focused on reallocating production of newsprint and paper grades across its combined machine base, improving asset performance by operating machines in narrower ranges around their peak production and sharing best practices among mills to enhance production efficiency and lower cost.

•

Approximately US$90 million from reducing SG&A costs. Through the elimination of duplicative sales, marketing and customer service personnel and centralization of corporate administration, management, finance and human resource functions, AbitibiBowater intends to lower fixed overhead costs and reduce headcount.

•

Approximately US$50 million from reducing procurement costs. AbitibiBowater is seeking to lower prices of key raw materials through negotiation of volume discounts, consolidation of raw materials collection and improvement in inventory management.

•

Approximately US$30 million from improved logistics. AbitibiBowater also intends to realize cost reductions from improved logistics through an optimization of freight rates as well as an enhancement of distribution facilities and timberland-mill and mill-customer pairings.

For a description of certain risks relating to the achievement of the synergies described above, see “Risk Factors – Risks Related to Our Business – We may experience difficulties in integrating our business with that of Bowater and may not realize the anticipated synergies, efficiencies and cost savings from the Combination.” Additionally, any such synergies may not benefit Abitibi to the same or a similar extent to which they benefit Bowater and some synergies that are beneficial to Bowater may be detrimental to Abitibi.

Product Lines

We manage our business based on the products that we manufacture and sell to external customers. Our reportable segments, which correspond to our primary product lines, are newsprint, specialty papers and wood products. In general, our products are globally traded commodities. Pricing and the level of shipments of these products will continue to be influenced by the balance between supply and demand as affected by global economic conditions, changes in consumption and capacity, the level of customer and producer inventories and fluctuations in currency exchange rates.

Newsprint. We own or operate 10 newsprint facilities in Canada, the United States and the United Kingdom (after giving effect to the pending sale of our Snowflake mill). We are one of the largest producers of newsprint in the world, with annual capacity of approximately 3 million tonnes, or approximately 7% of worldwide newsprint capacity. Our annual North American production capacity of approximately 2.8 million tonnes represents approximately 25% of North American newsprint capacity. We supply leading publishers in more than 70 countries with top-quality newsprint, including varieties made of up to 100% recycled fiber. In 2007, approximately 37% of our total newsprint production was sold to markets outside North America and newsprint represented approximately 53% of our sales.

Specialty Papers. We are one of the world’s largest producers of uncoated mechanical papers with five facilities in North America and annual capacity, including market pulp, of approximately 1.5 million tonnes. This tonnage represents approximately 23% of North American uncoated mechanical capacity and 32% of our total pulp and paper production capacity. We manufacture a broad range of uncoated mechanical papers including supercalendered and super-brite specialty papers that are used in books, retail advertising, direct mail inserts, flyers, and other commercial printing applications. In 2007, specialty papers represented approximately 33% of sales.

Wood Products. We operate sawmills in Canada that produce construction-grade lumber that is sold in Canada and in the United States. Our sawmills have an annual capacity of approximately 1.9 billion board feet of lumber. Lumber products manufactured at our sawmills include studs, structural lumber and remanufactured wood products such as furniture parts, fencing and bed frames. In addition, our sawmills are a major source of wood chips for our pulp and paper mills. In 2007, wood products represented approximately 13% of our sales.

Our Industry

Newsprint. The newsprint industry is a commodity market and newsprint prices are cyclical. The majority of newsprint demand comes from daily newspapers with the remainder of demand from weekly newspapers and commercial printing. U.S. newsprint demand has declined from 11.9 million tonnes in 1999 to 7.7 million tonnes in 2007, representing an average annual decline of 5%. Key drivers for the decline in demand include: decreased grammage (metric measure of paper weight), decreased advertising demand, decreased circulation and decreased web-width. However, according to a third party study, global newsprint demand reached its highest level since 2001 during the month of January 2008, driven largely by strong demand in Asia and Latin America. According to Resource Information Systems, Inc. (RISI), North American newsprint prices have risen since the fourth quarter of 2007, as North American producers have separately announced a number of price increases totaling US$145 per metric ton to be implemented by June 2008. According to RISI, North American newsprint capacity is expected to decrease by 958,000 tonnes (a decline of 8%) in 2008, while average newsprint prices are expected to increase US$74 per tonne or 13% in 2008.

The following table shows prices per metric ton for newsprint (48.8 gram) for the periods indicated below:

Specialty Papers. The uncoated groundwood paper industry is a commodity market and paper prices are cyclical. Specialty paper demand is primarily driven by advertising spending and print media usage, which tend to rise when gross domestic product in the United States is robust and typically decline in a sluggish economy. According to RISI, prices for supercalendered grades (glossy grades) declined 4% in 2007 compared to 2006. However, prices are expected to rise 14% for supercalendered in 2008. We announced a US$60 per short ton increase in supercalendered and super-brite papers in the fourth quarter of 2007 and most North American producers have announced an additional US$60 per short ton increase for uncoated mechanical papers, effective April 2008.

The following table shows prices per metric ton for uncoated groundwood, supercalendered paper, 35lb. weight, for the periods indicated below:

Wood Products. The softwood lumber industry is a commodity market and lumber prices are cyclical. Lumber demand is primarily driven by U.S. and Canadian residential housing construction. According to Freddie Mac, total U.S. housing starts declined 25% in 2007 to approximately 1.36 million units, and housing starts are expected to further decline 23% to 1.05 million units in 2008. According to RISI, U.S. softwood lumber demand decreased 7.1 billion board feet in 2007, representing a decline of 10% from 2006 levels and a decline of 13% from peak levels of 75.0 billion board feet reached in 2005; demand is expected to decrease 5% in 2008. According to RISI, average Crows Framing Lumber index prices decreased 15% in 2007 to US$276 per thousand board feet and are expected to decrease 3% in 2008 to US$267 per thousand board feet. As a result, we currently have idled annualized capacity of approximately 1.1 billion board feet of lumber.

The following table shows prices of lumber per million board feet for the periods indicated below:

Business Strategy

The key elements of our business strategy include the following:

Proactively manage our core newsprint and specialty paper business. We intend to maintain our focus on the largest components of our business: newsprint and specialty papers. Additionally, we continue to focus on the faster growing export market by seeking to export more newsprint from North America into Asia, South America and certain European countries, where market conditions are stronger. In 2007, we sold approximately 37% of our newsprint outside of North America.

Continue to reduce costs through synergies and further productivity improvements. As discussed above, our parent company, AbitibiBowater, expects to generate annualized synergies as a result of the Combination of approximately US$250 million by the first quarter of 2009, with an anticipated increase to US$375 million by the end of 2009 (although these synergies may not be realized equally by us and Bowater or at anticipated levels). We will seek to implement additional measures as we enhance our operating efficiency and productivity through continual systems analyses and operational improvements. In the second quarter of 2008, AbitibiBowater plans to announce the specifics of an additional strategic review (“Phase 2”). As part of its Phase 2 review, AbitibiBowater is continuing to review its business to further reduce costs, improve its manufacturing platform and better position itself for the global marketplace. As part of Phase 2, it may be necessary to curtail even more production or shut down even more machines or facilities. We believe that the synergies resulting from the Combination and these additional measures will enhance our ability to further decrease production costs per ton and to increase operating cash flow and margins. For a description of certain risks relating to the achievement of these synergies, see “Risk Factors – Risks Related to Our Business – We may experience difficulties in integrating our business with that of Bowater and may not realize the anticipated synergies, efficiencies and cost savings from the Combination.”

Enhance product mix to improve margins, cash flow and earnings. We continue to seek opportunities to increase sales of grades of uncoated groundwood papers and ultra hi-brite offset alternatives through grade improvements and optimizing grade shifts in mills. We intend to continue to do so through increased sales to our existing customers as well as to new customers, in particular, printers, publishers and paper merchants. We also seek to increase our margins by focusing on more profitable customer categories.

Business Strengths

We believe that our core strengths include the following:

One of the largest manufacturers of newsprint and specialty papers in the world. We believe our size and scale, through AbitibiBowater, our parent company, affords us the opportunity to more effectively understand changing market dynamics and respond rapidly to industry trends. We have been able to leverage this strength effectively by focusing our efforts in the faster growing overseas markets. Our international operations include a newsprint mill in the United Kingdom, which provides better access to the European markets. We plan to continue employing this strength to seek and seize similar promising opportunities in the future.

Well positioned to benefit from strengthening pricing environment. We believe that we are well positioned to benefit from price increases in the paper industry as a result of our product breadth and long-standing customer relationships. According to RISI, newsprint prices have risen since the fourth quarter of 2007, as North American producers have separately announced a number of price increases totaling US$145 per metric ton to be implemented by June 2008. We also announced a $60 per short ton increase in supercalendered and super-brite papers in the fourth quarter of 2007 and most North American producers have announced an additional US$60 per short ton increase for uncoated mechanical papers, effective April 2008.

Attractive cost position coupled with further profit improvement initiatives. Our newsprint and paper mills are among the most cost-effective in North America. Based on a 2006 third party industry study (the most recent date for which such information is available), of our nine currently operating newsprint facilities in North America, two are in the top quartile and five are in the top half in terms of cash cost. We plan to further enhance this strength through continual refinements and capacity adjustments to reduce production at our higher cost facilities and focus on continual improvements at our lower cost mills, including manufacturing products on machines best positioned to produce the various grades.

Strong relationships with key customers. We supply products to a diverse group of customers worldwide, marketing our products in over 70 countries. Our pulp and paper products are sold to leading publishers, commercial printers and advertisers. Our wood products are sold to a diversified group of customers, including large retailers, buying groups, distributors, wholesalers and industrial accounts.

Experienced management team with proven track record. AbitibiBowater’s senior management team is the combination of two world class management teams, with an average of over 21 years experience in the forest products industry. John Weaver, Executive Chairman, has over 30 years of experience in the forest products industry and was formerly the Chief Executive Officer of Abitibi. David Paterson, President and Chief Executive Officer, has held various senior positions within the forest products industry, including Chief Executive Officer of Bowater and Executive Vice President, Building Products Division at Georgia-Pacific Corporation. William Harvey, Chief Financial Officer, has held various executive positions at Avenor Inc. and Bowater and was most recently Chief Financial Officer at Bowater.

Raw Materials

Our operations consume substantial amounts of raw materials, such as wood, recovered paper and chemicals, and energy, including electricity, natural gas, fuel oil, coal and wood waste, in the manufacturing of our pulp, paper and wood products. We purchase raw materials and energy sources primarily on the open market.

Wood

Our sources of wood include property we own or lease, property on which we possess cutting rights and purchases from local producers, including sawmills that supply residual wood chips. At December 31, 2007, we owned approximately 1 million acres in Canada. We also have contractual cutting rights on approximately 37.1 million acres of Crown-owned land in Canada. The contractual cutting rights contracts are approximately 20-25 years in length and automatically renew every 5 years, contingent upon our continual compliance with environmental performance and reforestation requirements.

In accordance with our values, our environmental vision statement and forestry policies and the interests of our customers and other stakeholders, we are committed to environmental management systems with the goal of sustainable forest management. Approximately 99% of our Crown-owned land operations and our private land in Canada are certified to the Canadian Standards Association Z809 (CSA Z809) forest management standard. This standard utilizes a continual improvement approach and requires public participation, practical demonstration of sustainable forest management practices, and management commitment.

Recovered Paper

We are among the largest recyclers of newspapers and magazines in the world. We have a number of recycling plants that utilize advanced mechanical and chemical processes to manufacture high quality pulp from a mixture of old newspapers and old magazines (“recovered paper”). The resulting products, which include recycled fiber newsprint and uncoated specialty paper, are comparable in quality to paper produced with 100% virgin fiber pulp. The Bridgewater and Thorold operations produce newsprint containing 100% recycled fiber. In 2007, we used 1.8 million tonnes of recovered paper worldwide. In 2007, our recycled fiber content in newsprint averaged 34%, which is above the industry average of 31%. We produce more than 40 grades with recycled content.

Our North American recycling division collects or purchases 2.8 million tonnes of recovered paper per year. Our trademarked Paper Retriever® program collects recovered fiber through a combination of community drop-off containers and recycling programs with businesses and commercial offices. The recovered paper we physically purchase is from suppliers generally within the region of our recycling plants, primarily under long-term agreements.

Our European recycling division focuses its efforts on Paper Retriever® and Paper Bank® programs, and curbside collection from over 2.2 million homes in the United Kingdom.

Energy

Steam and electrical power are the primary forms of energy used in paper production. Process steam is produced in boilers using a variety of fuel sources. All of our mills produce all of their own steam requirements, except our Alabama and Bridgewater operations, which purchase their steam from third-party suppliers. Our Alma, Baie-Comeau, Fort Frances, Grand Falls, Iroquois Falls, Kenogami, Mackenzie and Snowflake operations collectively produce approximately 41% of their own electrical requirements. The balance of our energy needs is purchased from third parties. We have nine sites in Canada with cogeneration facilities which generate “green energy” from carbon-neutral biomass. In addition, we utilize alternative fuels, such as used oil, to reduce consumption of virgin fossil fuels.

Competition

Competition is present in all markets for our products. Our main competitors are North American and Western European paper manufacturers and North American lumber producers. While selling prices, cost of production, quality and customer service are generally the principal factors influencing competition, other factors such as risks related to foreign exchange, and cost of fiber supply, can also have an impact on our competitive position.

In general, our products are globally traded commodities, and the markets in which we compete are highly competitive. Pricing and the level of shipments of our products are influenced by the balance between supply and demand, global economic conditions, changes in consumption and capacity, the level of customer and producer inventories and fluctuations in currency exchange rates. Any material decline in prices for our products or other adverse developments in the markets for our products could have a material adverse effect on our financial results, financial condition and cash flow. Prices for our products have been and are likely to continue to be highly volatile.

Newsprint, one of our principal products, is produced by numerous manufacturers worldwide. Aside from quality specifications to meet customer needs, the production of newsprint does not depend upon a proprietary process or formula. The five largest North American producers represent approximately 80% of the North American capacity for newsprint. The five largest global producers represent approximately 41% of global newsprint capacity. Our annual production capacity is approximately 7% of worldwide capacity. We face actual and potential competition from both large, global producers and numerous smaller regional producers. In recent years, a number of global producers of newsprint based in Asia, particularly China, have grown their production capacity substantially. Price, quality, customer relationships and the ability to produce paper with recycled fiber are important competitive determinants.

Abitibi sold approximately 1.6 million tonnes of specialty papers in 2007. This represented about 26% of North American specialty papers sales in 2007 and was comprised mainly of supercalendered, superbright, high bright, bulky book and directory papers. In addition to AbitibiBowater, other producers of uncoated mechanical papers include Catalyst, New Page (formerly Stora Enso North America), Fraser, Irving, St Marys, Madison and Norpac. In addition, imports from overseas represented about approximately 10% of North American sales in 2007. We compete primarily on the basis of price, quality and service.

As with other global commodities, the competitive position of our products is significantly affected by the volatility of currency exchange rates. We have operations in Canada, the United States and the United Kingdom. Several of our primary competitors are located in Canada, Sweden, Finland and certain Asian countries. Accordingly, the relative rates of exchange between those countries’ currencies and the Canadian dollar can have a substantial effect on our ability to compete. In addition, the degree to which we compete with foreign producers depends in part on the level of demand abroad. Shipping costs and relative pricing generally cause producers to prefer to sell in local markets when the demand is sufficient in those markets.

Trends in advertising, electronic data transmission and storage, and the Internet have and could continue to adversely affect traditional print media, including our products and those of our customers, but neither the timing nor the extent of those trends can be predicted with certainty. Our newspaper publishing customers in North America use and compete with businesses that use other forms of media and advertising, such as direct mailings and newspaper inserts (both of which are end uses for several of our products), television and the Internet. U.S. consumption of newsprint declined in 2007 as a result of continued declines in newspaper circulation, declines in newspaper advertising volume and publishers’ conservation measures which include increased usage of lighter basis-weight newsprint and web-width and page count reductions. Our magazine and catalog publishing customers are also subject to the effects of competing media, including the Internet.

Environmental Policies

We are committed to protecting and enhancing the resources in our care. We have determined that integrating our vision and values and our Environmental, Health and Safety (“EH&S”) Policy into our daily activities is the best way to meet our business objectives. Our Environmental Management System is used to plan activities, implement procedures and distribute resources among our divisions to help them comply with the environmental aspects of the EH&S Policy and meet the requirements of our Environmental and Sustainable Forest Management Policy. To best achieve these objectives, we have set guidelines that are adapted to the activities of our different divisions.

We are subject to a wide range of general and industry-specific laws and regulations relating to the protection of the environment, including those governing air emissions, wastewater discharges, timber harvesting, the release, storage, management and disposal of, and exposure to, hazardous substances and waste, the clean-up of contaminated sites, landfill operation and closure, forestry operations, threatened and endangered species habitats, and health and safety. We believe that we are in material compliance with all laws and regulations governing our activities, although we regularly incur environmental costs and liabilities as is typical for similar companies. Environmental expenditures that will benefit us in future years are recorded at cost and capitalized as part of property, plant and equipment. Amortization is charged to income over the estimated future benefit period of the assets. Environmental expenditures that are not expected to provide a benefit to us in future periods are accrued on a non-discounted basis and expensed to earnings, on a site-by-site basis, including when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated. See “Risk Factors – Risks Related to Our Business – We are subject to environmental laws and regulations.”

Geographic Market Information

The following table summarizes the total revenue for the newsprint segment as well as geographic market for the last 3 years.

Newsprint	In millions of dollars	Distribution of Newsprint Sales
	Total ($)	United States	Europe	Canada	Latin America	Asia	Other Countries
2007	2,174	53%	18%	10%	13%	2%	4%
2006	2,579	58%	12%	10%	12%	4%	4%
2005	2,837	57%	16%	9%	10%	3%	5%

The manufacturing and selling of Specialty Papers and a small volume of market pulp constitute the “Specialty Papers” segment. Specialty Papers are used by commercial printers, converters, advertisers and publishers to produce advertising inserts, books, telephone directories, business forms, magazines, catalogues, envelopes, instruction manuals and financial printing. The following table summarizes the total revenue for the commercial printing paper segment as well as geographic market for the last 3 years.

Specialty Papers	In millions of dollars	Distribution of Specialty Paper Sales
	Total ($)	United States	Canada	Other Countries
2007	1,350	82%	12%	6%
2006	1,493	83%	12%	5%
2005	1,523	86%	9%	5%

The following table summarizes the total revenue for the wood products segment as well as geographic market for the last 3 years.

Wood Products	In millions of dollars	Distribution of Wood Products
	Total ($)	United States	Canada
2007	533	45%	55%
2006	726	56%	44%
2005	890	63%	37%

Governmental Regulation

The Company is subject to environmental laws and regulations relating to forest management, air emissions, wastewater discharge, waste management, site operations and landfill sites, sawmills and woodlands operations. The environmental laws and regulations are enacted by federal, provincial, state and local authorities. The Company conducts environmental compliance audits, generally performed by internal auditors, which cover all the Company’s paper and wood products sites over a defined schedule of time. The Company has implemented an Environmental Management System in all of its operations. The Company has implemented a certification process of its Environmental Management Systems, under the International Standards Organization (ISO ), for its pulp and paper mills. All the Company’s operations in its pulp and paper mills are certified ISO 14001.

The virgin fiber supply required by the Company in Canada is mostly assured by cutting right agreements with provincial governments. The agreements are granted for various terms, from 5 to 25 years, and are generally subject to regular renewal every 5 years. They incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal, as well as cooperation with other forest users. The Company believes that it is in material compliance with all applicable forest laws and regulations.

The wood products segment is also subject to regulatory decisions impacting the timber supply made by regulatory bodies. The regulations place constraints on the Annual Allowable Cut (AAC) on Crown land in Québec and Ontario with thresholds dependent on the regions.

In addition, under Canada’s regulatory framework for greenhouse gas emissions proposed in April 2007, existing paper facilities would be required to reduce their greenhouse gas emissions intensity by 18% by 2010 from 2006 sector average levels, and by an additional 2% annually thereafter.

The Company’s ability to continue to internally generate hydroelectric power in some cases is conditional upon its ability to maintain and renew its rights, granted by the Ministry of Natural Resources of Ontario, by the Ministére des ressources naturrelles et de la Faune (the Ministry of Natural Resources and Wildlife) and the Ministére du Développement durable, de l’Environnernant et des Parcs (the Ministry of Sustainability, Environment and Parks) of Québec and by the Minister of Environment and Conservation of Newfoundland and Labrador, to utilize and manage provincial waterways. Some of its rights in respect of flow and levels are also subject to the jurisdiction of the International Rainey Lake Board of Control and Lake of the Woods Control Book. In addition, these rights are subject to certain conditions and their renewal is subject to government discretion. The right to utilize and manage provincial waterways is granted by the provincial governments of Quebec, Ontario, Newfoundland and Labrador.

C. Organization Structure

On October 29, 2007, pursuant to a Combination Agreement and Agreement and Plan of Merger, dated as of January 29, 2007, Abitibi and Bowater became subsidiaries of AbitibiBowater.

We conduct our business through subsidiaries operating on a worldwide basis. The following companies are considered significant subsidiaries:

Abitibi-Consolidated, Inc. Subsidiary List
Name	Jurisdiction of Incorporation
1508756 Ontario Inc.	Ontario
3834328 Canada Inc.	Canada
6169678 Canada Incorporated	Canada
Abitibi-Consolidated Alabama Corporation	Alabama
Abitibi-Consolidated Company of Canada	Quebec
Abitbi-Consolidated Corp.	Delaware
Abitibi-Consolidated Inc.	Canada
Abitibi-Consolidated Canadian Office Products Holdings Inc.	Canada
Abitibi-Consolidated Hydro Inc.	Canada
Abitibi-Consolidated Nova Scotia Incorporated	Nova Scotia
Abitibi Consolidated Europe	Belgium
Abitibi-Consolidated Finance LP	Delaware
Abitibi Consolidated Sales Corp.	Delaware
Abitibi-Consolidated U.S. Funding Corp.	Delaware
ACH Calm Lake Inc.	Canada
ACH Fort Frances Inc.	Canada
ACH Iroquois Falls Inc.	Canada
ACH Island Falls Inc.	Canada
ACH Kenora Inc.	Canada
ACH Limited Partnership	Manitoba
ACH Norman Inc.	Canada
ACH Sturgeon Falls Inc.	Canada
ACH Twin Falls Inc.	Canada
Alabama River Newsprint Company	Alabama
Augusta Newsprint Company	Georgia
Augusta Woodlands, LLC	Delaware
Bridgewater Paper Leasing Ltd.	United Kingdom
Bridgewater Paper Company Limited	United Kingdom
Cheshire Recycling Ltd.	United Kingdom
Donohue Corp.	Delaware
Donohue Malbaie Inc. (1)	Quebec
Donohue Recycling Inc.	Ontario
The International Bridge and Terminal Company	Canada
La Compagnie de Pulpe de Jonquiere	Quebec
Manicouagin Power Company(2)	Quebec
Marketing Donohue Inc.	Quebec
Produits Forestiers La Tuque Inc. (3)	Quebec
Produits Forestiers Saguenay Inc. (4)	Quebec
Scramble Mining Ltd.	Ontario
Star Lake Hydro Partnership(5)	Newfoundland
St. Maurice River Drive Company Limited	Quebec
Tenex Data Inc.	Delaware
Terra Nova Explorations Ltd.	Quebec

Note: Except as otherwise indicated, each of the above entities is a wholly owned direct or indirect subsidiary of Abitibi. The names of certain other direct and indirect subsidiaries of Abitibi have been omitted from the list above because such unnamed subsidiaries in the aggregate as a single subsidiary would not constitute a significant subsidiary.

(1) 51 percent owned

(2) 60 percent owned

(3) 83 percent owned

(4) Approximately 86 percent owned

(5) 51 percent owned

D. Description of Property

The location and capacity of each of our paper manufacturing and sawmill operations as of March 1, 2008 are set forth in the tables below.

				2007 Production by Product Line
	Number of Paper Machines	2008 Annual Capacity	2007 Total Production	Newsprint	Specialty Papers
	(in thousands of tonnes)
Canada
Alma, Quebec	3	335	330	—	330
Amos, Quebec	1	207	200	200	—
Baie-Comeau, Quebec	4	573	560	560	—
Beaupré, Quebec	2	230	192	—	192
Clermont, Quebec(1)	2	343	335	335	—
Fort Frances, Ontario	3	406	391	—	275
Grand Falls, Newfoundland	2	206	177	170	7
Iroquois Falls, Ontario	2	280	260	225	35
Kénogami, Quebec	2	206	209	—	209
Laurentide, Quebec	2	364	341	—	341
Mackenzie, British Columbia(2)	1	195	174	174	—
Thorold, Ontario	2	412	398	398	—
United States
Alabama River, Alabama	1	225	240	240	—
Augusta, Georgia(3)	2	421	422	422	—
Snowflake, Arizona(4)	2	89	325	325	—
United Kingdom
Bridgewater, England	2	211	195	195	—

Total	33	4,703	4,749	3,244	1,389

(1)	Donohue Malbaie Inc. (“DMI”), which owns one of Clermont’s paper machines, is owned 51% by Abitibi and 49% by the New York Times. We manage the facility and wholly own all of the other assets at the site. Manufacturing costs are transferred between Abitibi and DMI at agreed-upon transfer costs. DMI’s paper machine produced 212,000 tonnes of newsprint in 2007.
(2)	Indefinitely idled.
(3)	Augusta Newsprint Company, which operates our newsprint mill in Augusta, Georgia, is owned 52.5% by us and 47.5% by The Woodbridge Company. We manage the facility. The amounts in the above table represent the mill’s total capacity and production.
(4)	The sale of the Snowflake mill is pending and expected to close in April 2008. As a result, production capacity has been adjusted to reflect approximately 3 months of operation in 2008.

Wood Products

	2008 Annual Capacity	2007 Total Production
	(in million board feet, except where indicated)
Sawmills
Comtois, Quebec	115	143
Girardville-Normandin, Quebec	165	108
La Doré, Quebec	165	148
La Tuque, Quebec(1)	125	103
Mackenzie, British Columbia (2 Facilities)(2)	500	322
Pointe-aux-Outardes, Quebec	175	49
Roberval, Quebec	105	93
Saguenay, Quebec (3 facilities)(3)	190	165
Saint-Hilarion	51	43
Saint-Ludger-de-Milot, Quebec(4)	80	88
Saint-Raymond, Quebec	54	16
Saint-Thomas, Quebec	90	88

	2008 Annual Capacity	2007 Total Production
	(in million board feet, except where indicated)
Senneterre, Quebec	85	113

Total Sawmills	1,900	1.479
Remanufacturing Wood Facilities
Château-Richer, Quebec	63	50
La Doré, Quebec	15	14
Manseau, Quebec	20	20
Saint-Prime, Quebec	28	23

Total Remanufacturing Wood Facilities	126	107
Engineered Wood Facilities
Larouche and Saint-Prime, Quebec (in million linear feet)(5)	145	81

(1)	Produits Forestiers La Tuque is owned 82% by AbitibiBowater and 18% by Coopérative Forestière du Haut Saint-Maurice. We manage the facility. The amounts in the above table represent the mill’s total capacity and production.
(2)	Indefinitely idled.
(3)	Produits Forestiers Saguenay is owned 86% by Abitibi and 14% by Les Placements H.N.M.A. Inc. The amounts in the above table represent the mills’ total capacity and production.
(4)	Produits Forestiers Petit-Paris is located in Saint-Ludger-de-Milot, Quebec, and is an unconsolidated entity in which we have a 50% interest. The amounts in the above table represent the mill’s total capacity and production.
(5)	Abitibi-LP Engineering Wood Inc. and Abitibi-LP Engineering Wood II Inc. are, respectively, located in Larouche and Saint-Prime, Quebec, and are unconsolidated entities in which we have a 50% interest. We operate the facility, and our joint venture partner sells the products. The amounts in the above table represent the mill’s total capacity and production.

The following table provides a listing of our hydroelectric plants and their respective capacity and generation. For better illustrative purposes, we have reflected the generation of these facilities for the full year of 2007. These hydroelectric facilities provide electricity primarily to a number of our paper manufacturing and sawmill operations. See “Business Overview – Raw Materials – Energy” for more information regarding our use of energy produced at these facilities.

	Ownership	Installed Capacity (MW)	Share of Capacity (MW)	Generation (GWh)	Share of Generation (GWh)	Share of Generation Received (GWh)
Hydro Saguenay	100%	162	162	1,043	1,043	1,043
Grand Falls	100%	61	61	488	488	488
Fort Frances(1)(2)	75%	27	20	127	100	100
Kenora(1)(2)	75%	18	14	64	51	51
Iroquois Falls(1)(2)	75%	92	69	509	423	423
Manicouagan Power Company(1)(3)	60%	335	201	2,889	1,733	632
Star Lake Hydro Partnership(4)	51%	18	9	148	75	75
Exploits River Hydro Partnership(4)	49%	37	18	153	75	75

		750	554	5,421	3,988	2,887

(1)	The amounts in the above table represent the facility’s total installed capacity and power generation.
(2)	Prior to April 2, 2007, we owned 100% of these facilities.
(3)	We are required to sell a portion of our share of the power generation back to Alcoa, Inc. through January 1, 2011; therefore, the power we receive is net of the amounts sold under this contract with our partner.
(4)	Star Lake Hydro Partnership and Exploits River Hydro Partnership are limited partnerships are unconsolidated entities in which we have 51% and 49% interests, respectively. The amounts in the above table represent the facility’s total installed capacity and power generation.

See “Operating and Financial Review of Prospects – Business Strategy and Outlook” for a discussion of the closing or idling of certain of our operations and “History and Development of the Company” for a discussion of the sale of our Snowflake Mill. In addition, the Company has granted a security interest in its property, plants and equipment under its credit agreement with Bank of Nova Scotia, Citibank, N.A. and Goldman Sachs Credit Partners.

Our principal executive office is located at 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following operating and financial review and prospects provides information that we believe is useful in understanding our operating results, cash flows and financial condition for the three years ended December 31, 2007. The discussion should be read in conjunction with, and is qualified in its entirety by reference to, Abitibi’s audited consolidated financial statements and related notes included elsewhere in this Annual Report.

Our consolidated financial statements are expressed in Canadian dollars and prepared in accordance with Canadian GAAP. These financial statements differ in certain respects from those prepared in accordance with United States GAAP and do not provide certain disclosures which would be found in United States GAAP financial statements. These measurement and disclosure differences are described in more detail in Note 26 of our consolidated financial statements included in this Annual Report.

Business Fundamentals

We are a global leader in newsprint and uncoated groundwood (specialty) papers, as well as a major producer of wood products, generating sales of $4.1 billion in 2007. We own or are a partner in 15 paper mills, 19 sawmills, four remanufacturing facilities, two engineered wood facilities and eight hydroelectric plants in Canada, the United States and the United Kingdom. We supply customers in approximately 70 countries and employ approximately 11,500 people. Responsible for the forest management of approximately 16 million hectares of woodlands in Canada, the Company is committed to the sustainability of the natural resources in its care. We are also amongst North America’s largest recyclers of newspapers and magazines, serving 21 metropolitan areas in Canada and the U.S., and 13 regions in the U.K., with more than 28,000 Paper Retriever® and paper bank containers.

We are one of North America’s lowest-cost global newsprint producers based on a third party source, annually marketing approximately 3.5 million tons of newsprint, including third-party volumes, 2 million tons of specialty papers and 2 billion board feet of lumber.

Our products are, in large part, commodities sold in global markets. Our business is influenced by general economic conditions that impact our customers as well as changes within our industry that affect demand, supply, pricing, shipments or the cost of production. North American demand for newsprint continued to decline in 2007, and there is no indication as to whether or when the demand will stabilize.

The manufacturing facilities we operate are capital-intensive and require significant amounts of cash to maintain. Our ability to generate positive cash flow is dependent on achieving revenues that exceed manufacturing costs, interest costs and the amount of cash that must be reinvested in the business.

Most of our manufacturing facilities are located in Canada; however, the majority of our sales are denominated in U.S. dollars. Therefore, fluctuations in currency rates can have a significant impact on our revenues and cash flows. In particular, our results can be materially influenced by the movement of the United States dollar. A stronger Canadian dollar, such as existed throughout 2007, will typically weaken our results, whereas a weaker Canadian dollar will tend to strengthen our earnings. We can also be subject to government imposed trade restrictions that can limit shipments or increase costs.

Significant cost components of manufacturing our products can be highly volatile, particularly the cost of wood, recycled fiber (old newspapers and magazines), energy, and commodity and specialty chemicals.

The strength of the general economy influences the level and extent of publishing and advertising, which in turn affects the demand for our pulp and paper products. The strength of the construction and real estate markets influences the level of building and remodelling, which impacts the demand for our wood products. An unanticipated decline in demand for our products also could have a negative effect on prices. Changes in the level of supply caused by capacity additions or contractions could also influence the supply and demand balance for our products and have a direct impact on shipment levels and pricing.

Overview of Financial Performance

Our net loss for 2007 was $714 million, as compared to net earnings of $54 million for 2006.

Our operating loss from continuing operations was $907 million on sales of $4,113 million in 2007, compared to an operating income of $327 million on sales of $4,851 million in 2006.

On November 29, 2007, AbitibiBowater, our parent company, announced the results of the initial phase of a comprehensive review of the consolidated company, which included a decision to reduce newsprint and specialty papers production capacity by approximately one million metric tons per year during the first quarter of 2008. The reductions included the permanent closure of a number of our facilities, including our Belgo, Québec facility, and two additional facilities which had already been idled for some time, namely our Fort William, Ontario facility, and Lufkin, Texas facility. We also indefinitely idled our Mackenzie, British Columbia facility, which includes the paper mill and two sawmills directly supporting the paper mill operations. We recorded charges totalling $445 million in 2007 as a result of the initial phase of this comprehensive review, consisting of $371 million for the impairment of long-lived assets, $71 million for severance and other labour-related costs and $3 million for contractual obligations and other commitments.

Our current liquidity assessment and outlook, including the significant near-term liquidity challenges is discussed further in the “Business Strategy and Outlook” section below and the “Liquidity and Capital Resources” section of this Item 5, and notes 1 and 19 of our consolidated financial statements.

Business Strategy and Outlook

On October 29, 2007, Abitibi and Bowater combined in an all-stock merger of equals. Abitibi’s parent company, AbitibiBowater, is the largest producer of newsprint in the world and the eighth largest publicly traded pulp and paper manufacturer in the world.

Under the terms of the transaction, each common share of Abitibi was exchanged for 0.06261 shares of AbitibiBowater common stock, and each share of Bowater common stock was exchanged for 0.52 shares of AbitibiBowater common stock. The exchange ratio resulted in approximately 48% of AbitibiBowater being owned by former Abitibi shareholders and approximately 52% of AbitibiBowater being owned by former Bowater shareholders.

Through the combination, AbitibiBowater is a global leader in newsprint manufacturing, which we believe well positions AbitibiBowater to compete more effectively in an increasingly global market. In addition, through the combination, AbitibiBowater is creating a stronger and a more efficient manufacturing platform that we believe will better enable us, as a subsidiary of AbitibiBowater, to address the challenges of continuing newsprint demand declines in North America and near-historic strength of the Canadian dollar. Our goal is to create a low-cost, financially disciplined organization with a stronger financial profile and increased focus on value-added products and growth markets. Our business strategy is to successfully execute on this goal, the result of which we believe will be a more dynamic and competitive organization better able to meet the needs of our customers.

AbitibiBowater is making progress integrating our business and operations with those of Bowater in order to achieve an annualized synergy target of at least US$375 million by the end of 2009. We expect these synergies to be achieved from improved efficiencies in areas such as manufacturing, SG&A costs, distribution and procurement. For a description of certain risks relating to the achievement of these synergies, see “Risk Factors – Risks Related to Our Business – We may experience difficulties in integrating our business with that of Bowater and may not realize the anticipated synergies, efficiencies and cost savings from the Combination.”

Immediately after the combination, AbitibiBowater began a company-wide strategic review of its business. The AbitibiBowater Board of Directors approved an action plan to reduce the consolidated company’s newsprint and specialty papers production capacity by almost 1 million metric tons per year by the end of the first quarter of 2008. As part of these reductions, we permanently closed our Belgo (Shawinigan, Quebec) mill and indefinitely idled our Mackenzie (British Columbia) mill. We also indefinitely idled two sawmills that directly supported the

Mackenzie paper operation. These facilities in the aggregate represent capacity of approximately 311,000 metric tons of newsprint, 260,000 metric tons of specialty papers, and 500 million board feet of lumber, and were all cash flow negative. Additionally, we permanently closed previously idled paper mills at Fort William (Thunder Bay, Ontario) and Lufkin (Texas). The previously idled operations had a total capacity of approximately 525,000 metric tons. These actions were completed by February 18, 2008. These actions were taken in order to assist us in supplying our customers’ demand efficiently by manufacturing products on machines best positioned to produce the products and by taking specific actions designed to ensure that our production is focused on our more profitable product lines from lower cost sites. During the implementation of the action plan generated during the first phase of our strategic review, we have simultaneously been working on phase two, which is a comprehensive review of all aspects of our business in an effort to further reduce costs, improve our manufacturing platform and better position the combined companies in the global marketplace. We expect to announce the results and detailed action steps from this second phase during the second quarter of 2008. We are also conducting an in-depth review of our wood products business with the objective of selling non-core assets, consolidating facilities, and curtailing or closing non-contributing operations.

From a financial perspective, achieving stable liquidity and reducing out debt are the top priorities going forward. We are currently experiencing a liquidity shortfall and face significant near-term liquidity challenges. We have a total of US$346 million of long-term debt that matures in 2008: US$196 million principal amount of 6.95% Senior Notes due April 1, 2008 and US$150 million principal amount of 5.25% Senior Notes due June 20, 2008. Our revolving bank credit facilities with commitments totaling $710 million mature in the fourth quarter of 2008. None of these debts has been refinanced. As of February 29, 2008, we had cash of approximately $153 million (excluding $24 million of restricted cash) and undrawn amounts under our bank credit facilities of approximately $62 million. Our parent company, AbitibiBowater is a holding company and does not have any operations or existing sources of liquidity. If we are unable to secure adequate new financing, we will be unable to make the near term mandatory repayments when due.

In July 2007, the Company amended its credit agreement to waive its interest coverage ratio requirement until the end of the second quarter of 2008. We are currently in compliance with the net funded debt to total capitalization covenant, under our credit agreement at December 31, 2007; however, there can be no assurance that we will remain in compliance in the near term in light of the factors discussed above and our forecast of continued operating losses. Based on current forecasts, we expect to be in default with our net funded debt to total capitalization covenant to be measured as of the end of the first quarter of 2008. However, we have developed a refinancing plan (discussed below) to address the upcoming debt maturities and replace the bank credit facilities. Failure to comply with the financial or other covenants could result in the outstanding borrowings under these facilities becoming immediately due and payable (unless the lenders waive any resulting event of default).

If we default under the terms of any of our indebtedness, the relevant debt holders may accelerate the maturity of their obligations, which could cause cross-defaults or cross-acceleration under our other obligations. In the event of any combination of an inability to repay or refinance our 2008 debt maturities or acceleration of indebtedness under our bank credit facilities, we may be compelled to seek protection or be forced into a proceeding under Canada’s Companies’ Creditors Arrangement Act. These circumstances lend substantial doubt as to the ability of our Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

To address these near-term liquidity challenges, we have developed a refinancing plan, consisting of the Financing Transactions, to address upcoming debt maturities and general liquidity needs designed to enable us to repay the US$346 million due in April and June 2008 and to repay all its maturities due in 2009, while continuing to fund our operations, debt service and capital expenditures. We expect these initiatives to consist of approximately US$200-300 million of new senior unsecured exchange notes due 2010; US$400 million of a new 364-day Senior Term Loan secured by a first lien on substantially all of Abitibi’s and ACCC’s assets and by a first lien on substantially all of the assets of D Corp.; US$413 million of New Secured Notes; and approximately US$350 million of new Convertible Notes borrowed by our parent company, AbitibiBowater. See “—Recent Developments”. The current state of the credit markets is a significant impediment to securing the necessary financing for us. Although the Financing Transactions are scheduled to close on April 1, 2008, subject to certain conditions, there is no assurance that these financing alternatives will ultimately be consummated on terms acceptable to us or at all.

We have announced price increases for several of our products in the fourth quarter of 2007 and further price increases in the first quarter of 2008. We expect our financial performance to improve over the course of 2008. We believe that the combination of recently announced price improvements, continued integration efforts, implementation of actions resulting from our strategic review, and further progress toward achievement of our synergy targets will result in further improvements in financial performance.

Business and Financial Review

Consolidated Results of Operations (in millions)

	2007	2006	2005
Sales	$4,113	$4,851	$5,342
Operating income (loss) from continuing operations	(907)	327	(276)
Net earnings (loss)	(714)	54	(350)

Year Ended 2007 compared to Year Ended 2006 (in millions)

	2007	Favorable/ (unfavorable) variance due to:					2006
		Volume	Foreign exchange	Prices	Costs
Sales	$4,113	$(317)	$(156)	$(265)	$		$4,851
Cost of sales	3,491	244	26			(145)	3,616
Distribution costs	461	38	9			1	509
CVD, AD and other duties	11					17	28
Lumber duties refund	—					(197)	(197)
SG&A	224	2	2			(85)	143
Amortization	428	26	1			(15)	440
Closure costs, impairment and other related charges	503					(498)	5
Net gain on disposition of assets	(98)					78	(20)

Operating income (loss) from continuing operations	(907)	(7)	(118)	(265)		(844)	327
Interest expense	333						330
Gain on translation of foreign currencies	(446)						(10)
Net gain on dilution of interest in subsidiary	(33)						—
Other expenses	14						5
Income tax recovery	(81)						(85)
Share of earnings from investments subject to significant influence	1						4
Non-controlling interests	(21)						(37)

Net earnings (loss)	$(714)						$54

Abitibi reported a net loss of $714 million in 2007 compared to net earnings of $54 million in the previous year. The Company’s operating loss from continuing operations amounted to $907 million on sales of $4,113 million in 2007, compared to an operating income of $327 million on sales of $4,851 million in 2006.

The decrease in sales $738 million was mainly attributable to lower sales volume and lower prices in the Company’s three business segments and most specifically in the Newsprint segment, and by a stronger Canadian dollar compared to the U.S. dollar.

Cost of sales was $3,491 million in 2007, compared to $3,616 million in 2006. This decrease was mainly attributable to lower sales volume particularly in the Newsprint segment and the strength of the Canadian dollar reflected in the costs of the Company’s U.S. newsprint mills, partly offset by higher operating costs per unit. The increase in the Company’s operating costs per unit is mainly due to higher input prices for energy and fiber as well as pension and other employee future benefits. These increases were partly offset by productivity improvements and by reducing input usage.

Distribution costs were $461 million in 2007, compared to $509 million in 2006. Cost decreases were mainly due to improvements in transportation mode and logistics as well as the strength of the Canadian dollar and lower sales volume particularly in the Newsprint segment.

SG&A expenses amounted to $224 million in 2007, compared to $143 million in 2006. The increase was mainly attributable to merger-related expenses of $75 million incurred in 2007 in connection with the Combination.

In 2007, total amortization decreased to $428 million compared to $440 million in 2006. The decrease can be attributed to levels of capital expenditures that continue to be below amortization expense, impairments of long-lived assets and a stronger Canadian dollar.

The Company recorded closure costs, impairment and other related charges of $503 million in 2007. This included impairment charges totaling $371 million on its long-lived assets, relating to the permanent closure of its Belgo ($158 million), Lufkin ($184 million) facilities and a number of other facilities ($29 million), and an impairment charge of assets held for sale of $58 million as described below. These facilities to be permanently closed will be dismantled, therefore, the fair value of the closed facilities’ assets was nominal and was determined based on the estimated sale and salvage value plus any projected cash generated from its operations through the date of closing. It also included charges of $71 million for severance and other labor-related costs and $3 million for contractual obligations and other commitments.

In connection with the review and approval of the Combination by the antitrust division of the U.S. Department of Justice, the Company agreed, among other things, to sell its Snowflake newsprint mill and certain related assets and liabilities. The Company expects to complete the sale of this facility to Catalyst Paper Corporation in the second quarter of 2008 for approximately $161 million, excluding trade accounts receivable of $19 million that it will retain. The Company recorded an impairment charge of $58 million, consisting of $5 million on that facility’s long-lived assets and $53 million relating to the goodwill allocated to the facility. In 2007, the Snowflake mill generated earnings before interest, taxes, depreciation and amortization of US$16 million (excluding allocation of AbitibiBowater corporate, selling, general and administrative expenses) on net revenues of US$172 million. The Snowflake mill has an annual production capacity of approximately 375,000 metric tons of newsprint.

In 2007, the Company recorded a net gain of $98 million on the sale of approximately 54,000 acres of timberlands and other fixed assets for cash proceeds of $135 million. In 2006, the Company recorded a total gain of $20 million on the disposal of assets relating to the closure of the Sheldon mill in 2004 and the Kenora mill in 2005 for total cash proceeds of $32 million.

When comparing the average exchange rate in 2007 to 2006, the Canadian dollar strengthened by 5.6% compared to the U.S. dollar. The Company estimates that foreign exchange, consisting mainly of the Canadian dollar appreciation against the U.S. dollar, had an unfavorable impact, net of hedging, on its operating results of approximately $118 million compared to the previous year.

Interest expense of $333 million in 2007 was relatively stable compared to $330 million in 2006.

On April 1, 2007, the Company completed the transfer of its Ontario hydroelectric assets and related water rights (the “Facilities”) to its wholly owned subsidiary called ACH Limited Partnership (“ACH LP”). On April 2, 2007, ACH LP issued new units equivalent to a 25% interest of the partnership to the Caisse de dépôt et placement du Québec (the “Caisse”), for gross proceeds of $48 million ($37 million net of $11 million of transaction costs). This transaction resulted in a net gain on dilution resulting from units issued by a subsidiary of $33 million.

Other expenses in 2007 were $14 million, an increase of $9 million compared to other expenses of $5 million the previous year. This increase is mainly due to a $25 million decrease in interest income due to $32 million realized in 2006 related to the settlement of the softwood lumber dispute, partly offset by a $9 million gain on transfer of timberlands in 2007 and a $7 million decrease due to the write-off of deferred financing costs that were previously amortized into earnings.

On February 23, 2007, the Company acquired all of the timberlands from its 52.5%-owned subsidiary located in Augusta, Georgia. As a result, the Company recorded a gain on the transfer of $9 million, representing the

47.5% non-controlling interest’s share of the gain recorded by the subsidiary, and a non-controlling interest expense of the same amount.

Income tax recovery during the year amounted to $81 million, compared to $85 million in 2006. Average effective tax rates are impacted mainly by the mix and level of earnings (loss) subject to different tax rates applicable to the various jurisdictions.

Year Ended 2006 compared to Year Ended 2005 (in millions)

	2006	Favorable/(unfavorable) variance due to:					2005
		Volume	Foreign exchange	Prices	Costs
Sales	$4,851	$(428)	$(298)	$235	$		$5,342
Cost of sales	3,616	313	51			(70)	3,910
Distribution costs	509	48	14			10	581
CVD, AD and other duties	28	4	2			33	67
Lumber duties refund	(197)					197	—
SG&A	143	4	29			3	179
Amortization	440		5			63	508
Closure costs, impairment and other related charges	5					426	431
Net gain on disposition of assets	(20)					(38)	(58)

Operating income (loss) from continuing operations	327	(59)	(197)	235		624	(276)
Interest expense	330						374
Gain on translation of foreign currencies	(10)						(101)
Other (income) expenses	5						48
Income tax recovery	(85)						(271)
Share of earnings from investments subject to significant influence	4						2
Non-controlling interests	(37)						(29)
Earnings from discontinued operations	—						3

Net earnings (loss)	$54						$(350)

Sales were $4,851 million in 2006, compared to $5,342 million in 2005. The decrease in sales was mainly attributable to lower sales volume in the Company’s three business segments and most specifically in the Newsprint segment, where the Company permanently closed two mills in December 2005, and by a stronger Canadian dollar compared to the U.S. currency. This was partly offset by higher prices in the Company’s paper business segments.

Cost of sales was $3,616 million in 2006, compared to $3,910 million in 2005. This decrease was mainly attributable to lower sales volume particularly in the Newsprint segment and the strength of the Canadian dollar reflected in the costs of the Company’s U.S. newsprint mills, partly offset by higher operating costs per unit. The increase in the Company’s operating costs per unit is mainly due to higher input prices for energy and fiber as well as pension and other employee future benefits. These increases were partly offset by productivity improvements and by reducing input usage.

Distribution costs were $509 million in 2006, compared to $581 million in 2005. Cost decreases were mainly due to improvements in transportation mode and logistics as well as the strength of the Canadian dollar and lower sales volume particularly in the Newsprint segment.

In 2006, following the lumber dispute settlement, the Company received a refund of $197 million. In 2005, the Company recorded $67 million of CVD and AD deposits.

SG&A expenses amounted to $143 million in 2006, compared to $179 million in 2005. The reduction was mainly attributable to the SG&A initiative.

In 2006, total amortization decreased to $440 million compared to $508 million the previous year. The decrease can be attributed to levels of capital expenditures that continue to be below amortization expense and impairments of long-lived assets.

Closure costs, impairment and other related charges amounted to $5 million in 2006 compared to $431 million in 2005. In 2005, the Company wrote down assets for an amount of $215 million mainly due to the permanent closure of the Kenora and Stephenville paper mills. Also in the fourth quarter of 2005, the Company recorded an impairment charge of $125 million as a result of the impairment test of long-lived assets of the Lufkin paper mill. Furthermore, following the sale of timberlands in the Thunder Bay area, the Company assessed its Fort William paper mill to net realizable value and recognized an impairment charge of $43 million. With respect to the permanent closure of the Stephenville and Kenora newsprint mills, as well as the Champneuf, Québec sawmill, and the closure of one paper machine at the Bridgewater paper mill, the Company recorded charges of $32 million for severance and other labor-related costs and $10 million for contractual obligations and other commitments.

In 2006, the Company recorded a total gain of $20 million on the disposal of assets relating to the closure of the Sheldon mill in 2004 and the Kenora mill in 2005 for total cash proceeds of $32 million. In 2005, the Company recorded a net gain of $58 million on the sale of timberlands and other fixed assets for cash proceeds of $64 million.

When comparing the average exchange rate in 2006 to the same period in 2005, the Canadian dollar strengthened by 6.8% compared to the U.S. dollar. The Company estimates that foreign exchange, consisting mainly of the Canadian dollar appreciation against the U.S. dollar, had an unfavorable impact, net of hedging, on its operating results of approximately $197 million compared to the previous year.

Interest expense totaled $330 million in 2006, compared to $374 million in 2005. This decrease was mainly due to the reduction in the Company’s long-term debt, largely attributable to debt repayment made with the proceeds from the sale of Pan Asia and the sale of Ontario timberlands in 2005, partly offset by higher interest costs on the Company’s floating rate debt.

Other expenses in 2006 decreased to $5 million compared to $48 million the previous year. This decrease is mainly due to a premium on the early retirement of debt and other related elements of $32 million in 2005, an increase in interest income of $20 million mainly due to interest received related to the lumber softwood dispute settlement, which was partly offset by an $11 million increase in the discount on sale of accounts receivable.

Income tax recovery during the year amounted to $85 million, compared to $271 million in 2005. Average effective tax rates are impacted mainly by the mix and level of earnings (loss) subject to different tax rates applicable to the various jurisdictions. In 2006, the Company recorded positive income tax adjustments of $79 million, mainly related to the prospective reduction in the Canadian federal income tax rate, an after-tax interest income of $22 million, which represented the interest portion of the CVD and AD refunds, and an after-tax gain on translation of foreign currencies of $6 million.

Earnings from discontinued operations of $3 million in 2005 represented net earnings of Pan Asia for the year until closing of the sale.

Fourth Quarter of 2007

Net loss for the fourth quarter of 2007 was $846 million on sales of $982 million. This compares to a net loss for the fourth quarter of 2006 of $22 million on sales of $1,180 million.

The $198 million decrease in sales was mainly the result of lower sales volume in the Newsprint segment, and lower prices in the Company’s three business segments and by a stronger Canadian dollar compared to the U.S. dollar.

Operating loss for the fourth quarter of 2007 was $741 million compared to an operating income of $236 million for the fourth quarter of 2006. This increase was primarily the result of lower sales as noted above, an increase in cost of sales, the lumber duties refund of $197 million realized in the fourth quarter of 2006, an increase in selling, general and administrative expenses which were impacted by merger-related costs and an increase in closure costs, impairment and other related charges as described in the “Consolidated Results of Operations” section above. The $824 million increase in net loss can be attributed to the deterioration in operating income as noted above, partly offset by a favorable impact from the translation of foreign currencies and income taxes.

Segment Results of Operations

Newsprint

Year Ended 2007 compared to Year Ended 2006

Newsprint operating results (in millions of dollars, unless otherwise noted)

	2007	Favorable/(Unfavorable) variance due to:					2006
		Volume	Foreign exchange	Prices		Costs
Shipments (in thousands of tons)	3,292	(194)					3,486
Sales	$2,174	$(144)	$(78)	$(183	)$		$2,579
Amortization	224	13	2			(10)	229
Segment income (loss)	(40)	(13)	(44)	(183)		(35)	235

Sales of newsprint were $2,174 million in 2007 compared to $2,579 million in 2006. Segment loss in 2007 was $40 million, or (1.8)% of sales, compared to segment income of $235 million, or 9.1% of sales in 2006.

The decrease in sales is mainly due to lower volume, price decrease and stronger Canadian dollar.

Year-over-year, the average newsprint price in the U.S. for 2007 was US$67 per ton lower. In Europe, newsprint prices increased in 2007 compared to 2006. The Company announced one newsprint price increase during 2007 of US$25 per ton in the United States, effective September 1, 2007. We have informed our North American customers of two newsprint price increases totaling $120 per metric ton over six equal monthly installments, beginning January 2008.

On a per ton basis, the Company’s newsprint cost of products sold in 2007 was $1 lower than in 2006. This was mainly due to a stronger Canadian dollar when converting the costs of the U.S. mills, offset by an increase in the cost of recycled fiber and energy.

At December 31, 2007, the Company’s newsprint inventories were approximately 60,000 tons higher than at December 31, 2006. The increase is mainly due to inventory build-up required for higher international sales, with inventory destined to North America remaining at low levels.

As announced in the fourth quarter of 2007, the Company permanently closed the Belgo facility and indefinitely idled the Mackenzie facility in the first quarter of 2008. Additionally, the Company closed the previously idled Lufkin facility. As a result of the strategic review as discussed previously, newsprint capacity for 2008 will be reduced by 452,000 tons.

Considering the above, the Company’s capacity as at December 31, 2007 stands at 3,443,000 tons of newsprint, including 186,000 tons of idled capacity at the Mackenzie paper mill.

According to a third party source, for the year ended December 31, 2007, total North American demand for newsprint declined 10.3% as compared to the same period last year. North American net exports of newsprint were 10.7% higher than 2006 levels. Total inventories (North American mills and users) at December 31, 2007 were 1.1 million metric tons, which is 7.6% lower than December 31, 2006. The days of supply at the U.S. daily newspapers declined to 39 days at December 31, 2007 compared to 34 days at December 31, 2006. The North American operating rate was 92% for the year ended December 31, 2007. Newspaper advertising linage declined 9.7% in 2007 when compared to 2006.

Year Ended 2006 compared to Year Ended 2005

Newsprint operating results (in millions of dollars, unless otherwise noted)

	2006	Favorable/(Unfavorable) variance due to:					2005
		Volume	Foreign exchange	Prices	Costs
Shipments (in thousands of tons)	3,486	(486)					3,972
Sales	$2,579	$(347)	$(148)	$237	$		$2,837
Amortization	229	—	4			41	274
Segment income	235	(48)	(91)	237		37	100

In the Newsprint segment, the $135 million improvement in segment income was mainly due to higher U.S. dollar selling prices and lower amortization expense, partly offset by a stronger Canadian dollar, lower sales volume and higher manufacturing costs per ton.

Sales of newsprint were $2,579 million in 2006 compared to $2,837 million in 2005. Segment income in 2006 was $235 million, or 9.1% of sales, compared to $100 million, or 3.5% of sales in 2005.

The decrease in sales was mainly attributable to lower sales volume and a stronger average Canadian dollar compared with the U.S. currency, partly offset by higher average prices year-over-year. The Company’s shipments totaled 3,486,000 tons compared to 3,972,000 tons sold in 2005. The reduction in shipments was mainly due to the elimination of the least profitable sales, resulting in the closure of the Kenora and Stephenville paper mills in December of 2005. The average newsprint realized price rose by $20 per ton in 2006, an increase of 3% from the previous year, primarily due to price improvements of US$62 per ton on average for all markets, largely offset by the strengthening of the Canadian dollar.

On a per ton basis, the Company’s newsprint cost of products sold in 2006 was $4 lower than in 2005. This was mainly due to the stronger Canadian dollar, reducing production costs in Canadian dollars of the Company’s U.S. mills.

In 2006, the Company announced two price increases that were put into effect on February 1 and August 1. During the third quarter of 2006, the Company reduced to US$20 the initial US$40 per ton newsprint price increase announced for the U.S. market effective August 1, 2006. In the fourth quarter of 2006, newsprint prices started to decline and at year-end the industry published transaction price stood at US$646 per ton, 1.7% above December of 2005. Newsprint prices in international markets, with the exception of European countries, increased between 10% and 14% during the year. In 2006, published transaction prices in continental Europe were approximately 4% to 7% higher than in 2005 in local currency basis. In 2005, the Company announced three price increases in the U.S. that were put into effect on March 1, June 1 and October 1. The 2005 year-end industry published transaction price stood at US$635 per ton, 11.4% above December of 2004.

In 2006, newsprint production capacity changed due to the conversion of one paper machine from newsprint to specialty paper grades at the Shawinigan (Belgo), Québec mill, the allocation of the capacity between newsprint and specialty papers, as well as the production of lighter basis weight paper. Considering the above, the Company’s capacity as at December 31, 2006 stood at 3,709,000 tons of newsprint, including 150,000 tons of idled capacity at the Lufkin paper mill.

As announced in the fourth quarter of 2005, the Company permanently closed one paper machine at the Bridgewater mill, on February 28, 2006. The closure of the machine removed 60,000 tons of annual newsprint capacity.

Specialty Papers

Year Ended 2007 compared to Year Ended 2006

Specialty Papers operating results (in millions of dollars, unless otherwise noted):

		Favorable/(Unfavorable) variance due to:
	2007	Volume	Foreign exchange	Prices	Costs		2006
Shipments (in thousands of tons)	1,679	(69)					1,748
Sales	$1,350	$(62)	$(65)	$(16)	$		$1,493
Amortization	146	7				(1)	152
Segment loss	(54)	—	(62)	(16)		31	(7)

Sales of specialty papers were $1,350 million in 2007 compared to $1,493 million in 2006. Segment loss was $54 million, or (4.0)% of sales in 2007, compared to a segment loss of $7 million, or (0.5)% of sales in 2006. The decrease in sales is mainly attributable to lower volumes and a stronger Canadian dollar.

The Company’s shipments of specialty papers totaled 1,679,000 tons in 2007, compared to 1,748,000 tons in 2006. On February 25, 2007, the Company indefinitely idled its 145,000-ton Fort William paper mill, which remained idled for the remainder of 2007. In addition, the Company took market-related downtime at two of its specialty paper mills, equivalent to 14,000 tons of production in the third quarter of 2007.

The previously announced US$60 per short ton price increase for ABICAL® grades did not materialize but during the third quarter of 2007, the Company announced price increases of US$60 per short ton for each of its ABIOFFSET™ and ABICAL® grades, all effective October 1, 2007. Compared to 2006, the Company’s average prices in U.S. dollars for all Specialty Paper grades were 4% higher.

In the Specialty Papers segment, the $47 million increase in segment loss was mainly due to a stronger Canadian dollar, partly offset by higher U.S. dollar selling prices and lower manufacturing costs.

On a per ton basis, cost of products sold for specialty papers in 2007 was $17 lower than 2006. The cost decrease was mainly due to better efficiency and lower usage.

According to a third party source, North American demand for uncoated groundwood papers increased by 0.9% in 2007 compared to 2006. The increase in demand was driven by a higher demand for glossy grades.

Change in capacity

On November 29, 2007, the Company permanently closed the Fort William paper mill located in Thunder Bay, the Belgo mill in Shawinigan, and the Lufkin mill in Texas due to market conditions and high production costs. The mills had an annual production capacity of approximately 635,000 tons of specialty papers (375,000 tons were already idled).

Considering the above, the Company’s capacity as at December 31, 2007 stood at 1,476,000 tons of specialty papers.

Year Ended 2006 compared to Year Ended 2005

Specialty Papers operating results (in millions of dollars, unless otherwise noted):

		Favorable/(Unfavorable) variance due to:
	2006	Volume	Foreign exchange	Prices	Costs	2005
Shipments (in thousands of tons)	1,748	(34)				1,782
Sales	$1,493	$(33)	$(90)	$93	$	$1,523
Amortization	152		1	16		169
Segment loss	(7)	(6)	(86)	93	(7)	(1)

Sales of specialty papers were $1,493 million in 2006 compared to $1,523 million in 2005. Segment loss was $7 million, or (0.5)% of sales in 2006, compared to $1 million, or (0.1)% of sales in 2005.

The decrease in sales was mainly attributable to a stronger average Canadian dollar, compared with the U.S. currency and lower sales volume, partly offset by higher average prices year-over-year. The average realized price for specialty papers decreased from the previous year by 1% to $864 per ton. This reduction was primarily due to the strengthening of the Canadian dollar, largely offset by an average price improvement of US$45 per ton. The Company’s shipments of specialty papers totaled 1,748,000 tons in 2006, compared to 1,782,000 tons in 2005, mainly due to the Company exiting the Rotonews grades. In the fourth quarter of 2006, the Company took approximately 50,000 tons of market-related downtime at four of its specialty paper mills.

The $6 million increase in segment loss was mainly due to a stronger Canadian dollar, partly offset by higher U.S. dollar selling prices and lower amortization expense.

On a per ton basis, the Company’s specialty papers cost of sales in 2006 was $18 higher than in 2005. The cost increase was mainly due to $23 per ton of input price increases, primarily energy and pension and other employee future benefits, as well as an unfavorable product mix. These were partly offset by productivity improvements and labor cost reductions.

Change in capacity

On February 25, 2007, the Company idled for an indefinite period its Fort William paper mill located in Thunder Bay, due to market conditions and high production costs. The mill has an annual production capacity of approximately 145,000 tons of specialty papers.

In 2006, the specialty papers production capacity changed due to the conversion of one paper machine from newsprint to specialty paper grades at the Belgo mill and the allocation of the capacity between newsprint and specialty papers. Considering the above, the Company’s capacity as at December 31, 2006 stood at 2,111,000 tons of specialty papers, including 375,000 tons of idled capacity at the Fort William and Lufkin paper mills.

Wood Products

Year Ended 2007 compared to Year Ended 2006

Wood products operating results (in millions of dollars, unless otherwise noted)

		Favorable/(Unfavorable) variance due to:
	2007	Volume	Foreign Exchange	Prices	Costs		2006
Shipments	1,572	(286)					1,858
Sales	$533	$(112)	$(16)	$(65)	$		$726
Amortization	44	7				(4)	47
Segment income (loss)	(156)	6	(14)	(65)		(238)	155

In the Wood Products segment, the $311 million reduction in segment results is mainly due to the lumber duties refund of $197 million received in 2006, lower selling prices, a stronger Canadian dollar, in a low-demand market and inventory write-downs on wood logs and work-in-progress. Finally, assets write-offs were taken due to the permanent closure announcement of certain facilities.

Sales of wood products declined to $533 million in 2007, compared to $726 million in 2006. Segment loss was $156 million, or (29.3)% of sales in 2007, compared to a segment income of $155 million, or 21.3% of sales in 2006.

The reduction in sales was mainly attributable to lower selling price and volume as well as a stronger average Canadian dollar. The average realized price for wood products decreased to $339 per thousand board feet in 2007, compared to $391 per thousand board feet in 2006. The Company’s shipments totaled 1,572 million board feet in 2007, compared to 1,858 million board feet in 2006. The reduction in sales volume is mainly attributable to the reduction in allowable cut in the province of Quebec and lower production due to deteriorating market conditions.

On a per thousand board feet basis, the Company’s cost of goods sold in 2007 was $30 higher than in 2006. This was mainly due to higher fuel prices, lower production and inventory write-downs due to market conditions.

The sawmill in Pointe-aux-Outardes, (Quebec) was temporarily closed in 2007. The Company announced the temporary closure of the St-Fulgence and Laterriere sawmills effective January 2008, and in February 2008, additional temporary closure of Comtois, St-Hilarion and St-Raymond (Quebec) sawmills were announced due to market condition.

On November 29, 2007, the Company announced the results of the initial phase of a comprehensive strategic review of the businesses, which included a decision to indefinitely idle the two Mackenzie sawmills which directly support the Mackenzie paper operation, which was also indefinitely idled. These sawmills represent approximately 500 million board feet of lumber capacity. In January 2008, the Company announced the transfer of the wood allocation of the Chibougamau sawmill to three sawmills, namely Girardville, Mistassini (Quebec) and La Doré (Quebec), effective in the second quarter of 2008.

In La Tuque, (Quebec), the Company have two sawmills facilities, one at Rivière-aux-rats and Produits Forestiers La Tuque owned at 82% by the Company and 18% by the Cooperative Forestière du Haut Saint-Maurice, the two facilities will be consolidated into one in the first quarter of 2008.

Lumber market

According to a third party source, demand in the United States slowed down throughout the year with housing decreasing by 33% from 1.8 million in 2006 to 1.35 million in 2007. This reduction was much more pronounced in the second half with the fourth quarter averaging 1.15 million units. However, demand in Canada continued to be very strong with housing starts remaining above an annualized rate of 200,000 units for the 6th consecutive year. In Japan, the total wood consumption in new housing was down approximately 10% in 2007 mainly due to a change of codes but is expected to increase in 2008 which would improve demand for the Company’s J grade products sold through Canadian distributors.

According to a third party source, in 2007, yearly average published lumber prices (fob Great Lakes) in North America dropped significantly compared to 2006. Prices for 2x4 Stud dropped by approximately 7% and 2x4x Random Length dropped by approximately 12%. This is mainly due to the declining demand bringing the demand capacity ratio down to 79% from 82% in 2006.

Year Ended 2006 compared to Year Ended 2005

Wood products operating results (in millions of dollars, unless otherwise noted)

		Favorable/(Unfavorable) variance due to:
	2006	Volume	Foreign Exchange	Prices	Costs		2005
Shipments	1,858						1,965
Sales	$726	$(49)	$(21)	$(94)	$		$890
Amortization	47					4	51
Segment income	155	(5)	(16)	(94)		225	45

In the Wood Products segment, the $110 million increase in segment results was mainly due to the lumber duties refund received in 2006, lower selling prices and a stronger Canadian dollar, partly offset by a reduction in CVD, AD and other duty expenses.

Sales of wood products declined to $726 million in 2006, compared to $890 million in 2005. Segment income was $155 million, or 21.3% of sales in 2006, compared to a segment income of $45 million, or 5.1% of sales in 2005.

The reduction in sales was mainly attributable to lower selling price and volume as well as a stronger average Canadian dollar. The average realized price for wood products decreased to $391 per thousand board feet in 2006, compared to $453 per thousand board feet in 2005. The Company’s shipments totaled 1,858 million board feet in 2006, compared to 1,965 million board feet in 2005. The reduction in sales volume is mainly attributable to the reduction in allowable cut in the province of Quebec and lower production due to deteriorating market conditions.

On a per thousand board feet basis, the Company’s cost of goods sold in 2006 was $5 higher than in 2005. This was mainly due to higher fuel prices and lower production.

In the fourth quarter of 2006, the Company announced the idling of five Quebec sawmills, including a sawmill owned by Produits Forestiers Saguenay Inc., a subsidiary of Abitibi. The temporary closures were mainly attributable to deteriorating market conditions as well as high production and fiber costs.

Lumber market

According to a third party source, demand in the United States slowed down throughout the year with housing starts decreasing by 12.9%, from an average of 2.1 million units in 2005 to 1.8 million units in 2006. This reduction occurred mainly in the second half of 2006 with housing starts ending the year at 1.6 million units. Demand in Canada continued to be very strong with housing starts remaining above an annualized rate of 200,000 units for all of the year for the fifth consecutive year. In Japan, housing starts increased by approximately 10% in 2006, improving demand for the Company’s 2 X 4 “J grade” products sold through Canadian distributors.

In 2006, yearly average published lumber prices (f.o.b. Great Lakes) in North America dropped significantly compared to 2005. Prices for 2 X 4 Stud dropped by approximately 17% and 2 X 4 Random Length dropped by approximately 12%. This is mainly due to the declining demand and the capacity/demand ratio in North America.

Other Noteworthy Events

On February 10, 2008, we entered into an agreement with Catalyst Paper Corporation pursuant to which we agreed to sell our Snowflake, Arizona mill and related assets for approximately $180 million, including $161 million in cash and approximately $19 million in retained trade accounts receivable. We expect this sale to close in mid-April 2008, once all conditions to close, including a financing condition, which is expected to be satisfied in part by a fully backstopped rights offering, and certain customary closing conditions have been satisfied. This sale is required to comply with the requirements set forth by the U.S. Department of Justice in October 2007 for approval of Abitibi’s combination with Bowater. If this sale does not close as expected, the DOJ may ask a court to appoint a trustee, who will be empowered to complete the sale on terms then obtainable by the trustee using its reasonable efforts. We continue to explore opportunities for the sale of other assets such as timberland or production facilities, but can make no assurances that we will be able to complete any such sales or that the terms of any such sales would be favorable to us.

On July 25, 2006, the Company announced its intent to exercise its option to acquire the remaining 47.5% interest in Augusta Newsprint Company (ANC), a company operating a newsprint mill located in Augusta, Georgia and to concurrently sell the 55,000 acres of ANC’s timberlands. In January of 2007, the Company and its partner decided to delay the acquisition, by Abitibi-Consolidated, of the remaining 47.5% interest to a later date and to proceed with the sale of 55,000 acres of timberlands, with all proceeds from the sale going to the Company. Final terms of the agreement were concluded in the first quarter of 2007.

LIQUIDITY AND CAPITAL RESOURCES

We have a significant amount of indebtedness. As of December 31, 2007, we had approximately $3.7 billion of indebtedness. The Company’s ability to meet its debt service obligations and to repay its outstanding indebtedness will depend on a combination of new financings, cash from operations and cash produced by divestitures of some of the Company’s assets. There can be no assurance that such new financings or divestitures will be consummated, or, if consummated, that the terms of such transactions will be advantageous to us. Further, there can be no assurance that we will be able to generate sufficient cash flows to repay our outstanding indebtedness, in light of the significant decreases in North American demand for newsprint, which is our principal product, and other negative factors affecting our industry. See “Risk Factors — Risks Related to Our Liquidity — We have substantial indebtedness that could adversely affect our financial health, and our efforts to reduce and restructure this indebtedness may not be successful.”

We have substantial indebtedness that could adversely affect our financial health, and our efforts to reduce and restructure this indebtedness may not be successful.”

Our primary sources of liquidity and capital resources are cash provided by operations and available borrowings under credit facilities, including our accounts receivable securitization program, which are described in more detail below. Our major cash requirements are to fund operating activities, working capital, capital expenditures and debt service obligations.

We are currently experiencing a liquidity shortfall and face significant near-term liquidity challenges. Absent new financings, the Company’s liquidity generated from continuing operating activities, its cash on hand and availability under its revolving credit facility will not be sufficient to satisfy its requirements for operating activities, working capital, capital expenditures, and, in particular, debt service and repayment obligations including impending maturities in 2008. See discussion of liquidity and covenants under the “Business Strategy and Outlook” section of this Item 5, and notes 1 and 19 of our consolidated financial statements.

The Company’s cash and cash equivalents at December 31, 2007 were $132 million compared to $216 million at December 31, 2006.

Cash from (used in) continuing operating activities

Cash used in continuing operating activities amounted to $468 million in 2007, a deterioration of $700 million compared to cash generated from operating activities of $232 million in 2006. This can be attributed to a number of factors, including lower sales, an increase in SG&A expenses due to merger-related costs and the $197 million cash refund of lumber duties received in 2006, which were partially offset by lower cost of sales and distribution costs, as noted in the “Consolidated Results of Operations” section of this Item 5. These were partially offset by a $344 million improvement in working capital, driven mainly by lower levels of inventories and accounts receivable. In 2007, we also received $24 million for the monetization of certain financial instruments that were in significant gain positions.

Cash from (used in) financing activities of continuing operations

Cash generated by financing activities from continuing operations totaled $390 million in 2007, compared to $27 million in 2006. The $363 million increase was mainly due to a $280 million net increase in short-term and long-term debt, $37 million of cash proceeds in 2007 on the issuance of units by a subsidiary, a $24 million decrease in dividends and cash distributions paid to non-controlling interests and a $22 million decrease in dividends paid to shareholders following the decision on July 25, 2006 made by the board of directors to suspend dividend payments.

In 2007, we issued a $250 million 7.1% term loan due in 2017, repaid the US$61 million 7.625% notes and increased borrowings under credit facilities to $383 million at December 31, 2007. The net borrowings were used to help pay for operating activities that used $468 million in cash in 2007 and capital expenditures of $107 million.

Short-term and long-term debt, including the current portion, amounted to $3,726 million as at December 31, 2007, representing a ratio of net debt to total capitalization of 65.8%, compared to $3,877 million and a ratio of 58.3% as at December 31, 2006.

On April 1, 2007, the Company completed the transfer of its Ontario hydroelectric assets and related water rights (the “Facilities”) to its wholly owned subsidiary called ACH Limited Partnership (“ACH LP”). On April 2, ACH LP issued new units equivalent to a 25% interest of the partnership to the Caisse de dépôt et placement du Québec (the “Caisse”), for gross proceeds of $48 million ($37 million net of $11 million of transaction costs). The Caisse has also provided ACH LP with a 10-year unsecured 7.132% term loan of $250 million, non recourse to the Company, to partially fund the acquisition of the Facilities. ACH LP has also entered into an unsecured bank credit facility of $15 million, for general business purposes. The facility matures on March 31, 2010 and is non recourse to the Company. The unsecured term loan and unsecured bank credit facility require ACH LP to meet a specific financial ratio, which is met as at December 31, 2007.

The increase of $816 million in cash from financing activities in 2006 when compared to 2005 can be attributed primarily to net changes in borrowings. In 2006, the Company increased its net borrowings by $93 million, whereas in 2005, it had net repayments of $701 million.

Cash from (used in) investing activities of continuing operations

Cash provided by investing activities was $7 million in 2007, compared to cash used in investing activities of $123 million in 2006 and cash provided by investing activities of $566 million in 2005.

In 2007, we used $107 million for capital expenditures compared to $165 million in 2006 and $177 million in 2005. During 2007, the Company spent $10 million towards the construction of a biomass boiler at its Fort Frances, Ontario mill. This new boiler will feed a 52MW steam turbine and also fulfill mill steam needs by displacing natural gas. The new boiler should be in operation by the end of 2008 and represents a total project of $62 million for Abitibi. The remaining capital expenditures were related to several small projects. The Company intends to limit its capital expenditure program in 2008 to approximately $120 million.

In 2007, the Company sold approximately 54,000 acres of timberlands and other fixed assets for cash proceeds of $135 million. In 2006, the Company sold assets relating to the closure of the Sheldon mill in 2004 and the Kenora mill in 2005 for total cash proceeds of $32 million. In 2005, the Company sold timberlands and other fixed assets for cash proceeds of $64 million.

In connection with the transaction between the Company and the Caisse relating to ACH LP described above, $24 million of ACH LP’s cash became restricted in 2007 and is shown as a cash outflow from investing activities. Of this amount, $18 million will be used over the next three years to realize a capital project related to the Ontario hydroelectric assets and related water rights and $6 million is required as reserves under the term loan credit agreement.

In 2005, the Company generated $693 million from the sale of its 50% share ownership in Pan Asia Paper Company Pte Ltd and paid $13 million to purchase the remaining 57% of the softwood sawmill assets owned by Gestofor Inc.

SHORT-TERM FINANCING

As of December 31, 2007, we had cash and cash equivalents of approximately $132 million.

Short-term Bank Debt

As of December 31, 2007, our available borrowings under bank credit facilities were as follows:

(In millions)	Commitment	Amount Outstanding	Commitment Available(1)	Termination Date	Weighted Average Interest Rate(2)
Credit facilities	$710	$383	$252	11/08 & 12/08	7.98%

(1)	The commitment available under the revolving bank credit facilities is subject to collateral requirements and covenant restrictions as described below and is reduced by outstanding letters of credit of $75 million for the Abitibi credit facility, while commitment fees for unused portions are 70 basis points.
(2)	Borrowings under the credit facilities incur interest based, at our option, on specified market interest rates plus a margin.

Since December 31, 2007, we have borrowed additional amounts under our credit facilities. As of February 29, 2008, we had cash of approximately $153 million (excluding $24 million of restricted cash) and undrawn amounts under our credit facilities of approximately $62 million. Our credit facilities are described in more detail below.

Credit Facilities

The revolving bank credit facilities provide $710 million of credit in two components: “Facility A” is a $510 million credit facility secured by certain fixed assets and “Facility B” is a $200 million revolving credit facility secured by certain working capital elements. The carrying value of the secured assets is $920 million as of December 31, 2007.

Financial covenants under our credit facility must be maintained at the end of each financial quarter based upon the Company’s consolidated financial results and consist of the following two ratios:

i.	a maximum ratio of net funded debt (including all advances under Abitibi’s revolving credit facilities and the outstanding amount of any securitization programs, less cash and cash equivalents) to total capitalization (generally defined as equity and net funded debt) of 70% until December 31, 2007 and 65% thereafter; and

ii.	a minimum ratio of EBITDA (generally defined as net income, excluding extraordinary and non-recurring gains (or losses), gains (or losses) from assets sales or abandonments or reserves related thereto, and non-controlling interest items, plus interest expenses, plus income taxes plus amortization and depreciation) to interest expense of 1.50 to 1. This ratio has been waived, as noted below, until the end of the second quarter of 2008.

In July 2007, we amended our credit agreement to waive the interest coverage ratio requirement until the end of the second quarter of 2008 and also waived certain other provisions to permit the reorganization and rationalization of AbitibiBowater’s corporate structure.

The credit agreement limits our ability to provide financial assistance in favor of any person that is not an Abitibi subsidiary, including our parent AbitibiBowater. However, Abitibi (including its subsidiaries) may (1) pay dividends or make other distributions to its shareholders and (2) guarantee the funded debt of any other person (certain subsidiaries of Abitibi are restricted however in their ability to incur funded debt and to guarantee funded debt of other persons).

Although the Company was in compliance with its net funded debt to total capitalization covenant under its credit agreement at December 31, 2007, there can be no assurance that it will remain in compliance in the near term in light of the factors discussed above and the Company’s forecast of continued operating losses. Based on current forecasts, the Company expects to be in default with its net funded debt to total capitalization covenant to be measured as of the end of the first quarter of 2008, however, the Company has developed a refinancing plan, consisting of the Financing Transactions, to address the upcoming debt maturities which, if successful, will replace the current covenants. Failure to comply with the financial or other covenants of the credit facilities, or failure to refinance the debt as planned, could result in the outstanding borrowings under these facilities becoming immediately due and payable (unless the lenders waive any resulting event of default). See discussion of liquidity and covenants under the “Business Strategy and Outlook” section of this Item 5.

OFF-BALANCE SHEET ARRANGEMENTS

Accounts Receivable Securitization Programs

As of December 31, 2007, borrowings under our accounts receivable programs were as follows:

(In millions)	Commitment	Amount Outstanding	Termination Date	Weighted Average Interest Rate
Accounts receivable securitization programs	$424	$341	10/08	6.21%

We have historically sold most of our trade accounts receivable through two securitization programs in order to reduce working capital requirements. As of December 31, 2007, we had sold $489 million of trade receivables resulting in cash proceeds of $341 million, which represented the total available at that time under the securitization programs. Accounts receivable are sold at discounted amounts based on the securitization provider’s funding cost plus a margin. The average discount rate during 2007 was 6.2%. We act as a servicing agent and administer the collection of the accounts receivable sold pursuant to these agreements. The fees received for servicing the accounts receivable approximate the value of services rendered. The amount that can be obtained under our securitization programs depends on the amount and nature of the accounts receivable available to be sold.

In January 2008, one of those programs, which was uncommitted, was terminated and the other, which is committed, was amended to increase its committed amount and reset its maturity date so that we now maintain an ongoing securitization program committed until July 2009 to obtain aggregate cash proceeds of up to $350 million from accounts receivable, pursuant to sale agreements.

CONTRACTUAL OBLIGATIONS

We have obligations to repay our outstanding debt that matures at various dates in the future. In addition, we enter into various supply and cutting rights agreements, guarantees and purchase commitments in the normal course of business. The following summarizes our contractual obligations at December 31, 2007 on a consolidated basis and the effect such obligations are expected to have on our liquidity and cash flow in future periods, but does not reflect the impact of the Financing Transactions, the sale of the Snowflake mill or the use of the proceeds therefrom.

(In millions)	Total	Within 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Short-term debt	$383	$383	$—	$—	$—
Long-term debt, including current installments	3,343	342	546	413	2,042
Non-cancelable operating lease obligations(1)	88	28	25	12	23
Purchase obligations(2)	201	27	54	54	66
Tax reserves	66	—	17	14	35
Pension funding(3)	169	169	—	—	—
Severance obligation(4)	60	60	—	—	—

Total contractual obligations	$4,310	$1,009	$642	$493	$2,167

(1)	We lease certain office premises, office equipment, and transportation equipment under operating leases.
(2)	Purchase obligations include a cogeneration agreement at our Bridgewater operations in the United Kingdom, totaling $198 million through 2015. We also have a gas pipeline contract at our Mackenzie operations with obligations totaling $3 million through 2012.
(3)	Pension funding is calculated on an annual basis. Consequently, our funding obligations in future periods may be significantly higher or lower than reflected in this table.
(4)	Approximately $60 million of severance obligation is associated with the closures announced as a result of our comprehensive strategic review. This obligation is expected to be paid out in 2008 and 2009. To the extent we close additional facilities, our severance obligations may increase and such increases may be material.

In addition to the items shown in the table above, we are party to employment and change-in-control agreements with our executive officers.

CHANGES IN ACCOUNTING POLICIES

Recent changes in accounting policies

Accounting changes

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

Financial instruments

On January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. These standards provide accounting guidelines for recognition and measurement of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied.

The Company’s adoption of these new Financial Instruments standards resulted in changes in the accounting for financial instruments and hedges, as well as the recognition of certain transition adjustments that have been recorded in opening deficit or opening accumulated other comprehensive loss as described below. The comparative consolidated financial statements have not been restated other than for the foreign currency translation adjustment, which is now disclosed within accumulated other comprehensive loss. The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

(a) Comprehensive income (loss)

Comprehensive income (loss), established under CICA Section 1530, is defined as the change in equity, from transactions and other events and circumstances from non-owner sources, and is composed of the Company’s net earnings (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are recognized in comprehensive income (loss), but excluded from net earnings (loss), and include foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. The components of comprehensive income (loss) are disclosed in the Consolidated Statements of Comprehensive Income (Loss).

(b) Financial assets and financial liabilities

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. They are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Held-for-trading:

Financial instruments classified as held-for-trading are carried at fair value at each balance sheet date with the changes in fair value recorded in net earnings (loss) in the period in which these changes arise.

Held-to-maturity investments, loans and receivables and other financial liabilities:

Financial instruments classified as loans and receivables, held-to-maturity investments and other financial liabilities are carried at amortized cost using the effective interest method. The interest income or expense is included in net earnings (loss) over the expected life of the instrument.

Available-for-sale:

Financial instruments classified as available-for-sale are carried at fair value at each balance sheet date with the changes in fair value recorded in other comprehensive income (loss) in the period in which the changes arise. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through earnings (loss) whenever it is necessary to reflect other-than-temporary impairment. Upon derecognition, all cumulative gain or loss is then recognized in net earnings (loss).

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. The Company’s investments consist of equity accounted for investments which are excluded from the scope of this standard. Accounts payable and accrued liabilities, short-term debt and long-term debt, including interest payable are classified as other liabilities, all of which are measured at amortized cost.

(c) Derivatives and hedge accounting

Embedded derivatives:

All derivative instruments are recorded in the consolidated balance sheets at fair value at each balance sheet date. Derivatives may be embedded in other financial instruments (the “host instrument”). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument. Under the new standards, embedded derivatives are treated as separate derivatives if their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value at each balance sheet date with subsequent changes recognized in net earnings (loss) in the period in which the changes arise. The Company selected January 1, 2003 as its transition date for embedded derivatives, which is the latest date that could be selected according to the accounting standard.

Hedge accounting:

At the inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Company also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. Under the new standards, all derivatives are recorded at fair value. These derivatives are recorded in accounts receivable or accounts payable. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and, if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives not designated as hedges are recognized in the Consolidated Statements of Earnings (Loss). When derivatives are designated as hedges, the Company classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); or (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges).

Fair value hedge:

The Company has outstanding interest rate swap contracts, which it designates as a fair value hedge related to variations of the fair value of its long-term debt due to change in LIBOR interest rates. Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the Consolidated Statements of Earnings (Loss). A corresponding adjustment amounting to changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk is recorded as an adjustment of the hedged item and to earnings. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in “Interest expense” in the Consolidated Statements of Earnings (Loss). If a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of the hedged item is amortized to the Consolidated Statements of Earnings (Loss) based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognized in which case it is released to the Consolidated Statements of Earnings (Loss) immediately. Upon adoption of the new standards, the Company recorded an increase in accounts payable of $37 million, and a decrease of $37 million in long-term debt.

Cash flow hedge:

The Company has outstanding options and forward exchange contracts, which it designates as cash flow hedges of anticipated future revenue for a maximum period of two years. The amounts and timing of future cash flows are projected on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate cash flows over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in comprehensive income (loss). Any gain or loss in fair value relating to the ineffective portion is recognized immediately in “Sales” in the Consolidated Statements of Earnings (Loss). Amounts accumulated in other comprehensive income (loss) are reclassified to the Consolidated Statement of Earnings (Loss) in the period in which the hedged item affects earnings. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in accumulated other comprehensive income (loss) at that time remains in accumulated other comprehensive income (loss) until the forecasted transaction is eventually recognized in the Consolidated Statements of Earnings (Loss). When it is probable that a forecasted transaction will not occur, the cumulative gain or loss that was reported in other comprehensive income (loss) is immediately transferred to the Consolidated Statements of Earnings (Loss). Upon adoption of the new standards, the Company recorded an increase in accounts payable of $10 million, an increase of $3 million of future income tax assets, and an increase of $7 million net of taxes in accumulated other comprehensive loss.

(d) Deferred financing fees

Under the new standards, transaction costs related to the issuance or acquisition of financial assets and liabilities (other than those classified as held-for-trading) may be either all recognized into earnings (loss) as incurred, or are recorded with the asset or liability to which they are associated and amortized using the effective-interest rate method. Previously, the Company had deferred these costs and amortized them over the life of the related financial asset or liability.

The Company elected to recognize all such costs into earnings (loss). As a result, the Company wrote-off deferred financing costs of $39 million and income taxes of $5 million, resulting in a $34 million adjustment to deficit on January 1, 2007.

The following table summarizes the transition adjustments required to adopt the new standards:

	Deficit		Accumulated other comprehensive loss
	Before tax $	After tax $	Before tax $	After tax $
Adoption of new accounting policies for:
Deferred financing costs	(39)	(34)	—	—
Cash flow hedges	—	—	(10)	(7)

	(39)	(34)	(10)	(7)

The fair value of financial instruments is determined using price quoted on active markets, when available, and recognized valuation models using observable market-based inputs.

Accounting principles issued but not yet implemented

Financial instruments – disclosure and presentation

In December 2006, the CICA published the following two sections of the CICA Handbook: Section 3862, Financial Instruments—Disclosures and Section 3863, Financial Instruments—Presentation. These standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed.

Capital disclosures

In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of both qualitative and quantitative information that enables financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital.

Inventories

In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on the determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.

Those standards must be adopted by the Company for the fiscal year beginning on January 1, 2008. While the Company is currently assessing the impact of these new recommendations on its financial statements, it does not expect the recommendations to have a significant impact on its financial position, earnings or cash flows.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires us to make estimates, assumptions and judgments and rely on future projections of results of operations and cash flows. We base our estimates, assumptions and judgments on historical data and other information that we believe are reasonable under the circumstances. These estimates, assumptions and judgments affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of our financial statements. In addition, they affect the reported amounts of revenues and expenses during the reporting periods. It is important that the reader of our financial statements understand that actual results could differ materially from these estimates, assumptions and judgments.

A summary of our significant accounting policies is disclosed in Note 3 to our consolidated financial statements. Based upon a review of our significant accounting policies, we believe the following accounting policies require us to make estimates, assumptions and judgments that can significantly affect the results reported in our consolidated financial statements.

Employee future benefit plans

The application of CICA Handbook Section 3461, Employee Future Benefits, requires judgments regarding certain assumptions that affect the amounts recorded for the plans’ estimated accrued benefit obligations and related income or expense.

The major assumptions are the expected return on plan assets and the compensation rate increase. The Company, based on its own experience and recommendations from its actuarial firms, reviews these assumptions annually. The discount rate used to calculate the present value of the pension obligation is reassessed at each measurement date. For 2007, the major assumptions have been estimated at 5.60% for the discount rate and 2.4% for the compensation rate increase in the case of the pension obligation. In the case of the pension expense, the assumptions have been estimated at 5.20% for the discount rate, 6.90% for the return on plan assets and 2.50% for the compensation rate increase.

The Company amortizes past service costs and cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the projected benefit obligation or the market-related value of plan assets, over the average remaining service period of the active employee group covered by the plans. As at December 31, 2007, the Company’s deficit of the fair value of the pension plan assets over its accrued benefit obligation was $436 million, compared to $607 million at the end of 2006. This decrease is mainly attributable to the additional funding from the Company in 2007. The Company anticipates that it will fund its actuarial deficit over the next five years. Consequently, the Company believes its minimum pension and post-retirement benefits funding in excess of pension expense will be in a similar range for 2008 when compared to the corresponding $43 million for 2007. The Company’s contributions for both pension and post-retirement benefits are expected to be approximately $184 million in 2008, compared to $209 million in 2007.

Changes in estimates or assumptions could affect the employee future benefits in the balance sheets and cost of products sold in the statements of earnings of the Company’s consolidated financial statements. A change of 0.25% in the discount and compensation rates would represent a variation in the pension obligation of approximately $112 million and $22 million, respectively. Also, a change of 0.25% in the discount, return on plan assets and compensation rates would represent a variation in the pension costs of approximately $10 million, $8 million and $5 million, respectively. These sensitivities are based on actual assumptions and could differ when using a different base or percentage of variation in a way that may not be linear or symmetrical.

A description of the plans, the assumptions used in the calculation and certain sensitivities are presented in Note 20 of the Company’s consolidated financial statements included in this Annual Report.

Goodwill

We have a significant amount of goodwill recorded in our consolidated balance sheets. We review the carrying value of our goodwill for impairment in the fourth quarter of each year or more frequently, if an event occurs that triggers such an interim review. Goodwill is allocated to reporting units for purposes of performing a test for impairment. We completed our annual goodwill impairment test in the fourth quarter of 2007, prior to the Combination. We also completed another goodwill impairment test following the Company’s announcements on November 29, 2007. There were no indications of impairment for any of the reporting units as a result of performing the impairment tests. As discussed more fully in Note 3 to our consolidated financial statements, if a reporting unit’s carrying value exceeds its fair value, an impairment charge equal to the difference in the carrying value of the goodwill and the implied fair value of the goodwill is recorded. In connection with the definitive agreement for the sale of the Snowflake facility, goodwill associated with Snowflake of $53 million has been included in the carrying amount of the group of Snowflake assets held for sale in determining the impairment on assets held for sale. The amount of goodwill included in the carrying amount was based on the relative fair values of the Snowflake facility to be disposed of, determined based on the net realizable value of the facility’s net assets consistent with the terms of the definitive agreement for the sale of the facility, and the portion of the Newsprint reporting unit that will be retained.

Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit exceeds the book value of the net assets of that reporting unit as at the assessment date. The Company tests its goodwill for impairment using a two-step methodology. This two-step methodology contains estimates and judgments that are subjective and uncertain, and thus, may change over time.

The Company conducted the initial step of the goodwill impairment test, consisting of making the determination of fair value, which the Company does by relying primarily on the discounted cash flows method. This method uses projections of cash flows from each of the reporting units. Several of the key assumptions include periods of operation, projections of product pricing, production levels and sales volumes, product costs, market supply and demand, foreign exchange rates, inflation, weighted average cost of capital and capital spending. The Company derives these assumptions used in its valuation models from several sources. Many of these assumptions are derived from the Company’s internal budgets, which would include existing sales data based on current product lines and assumed production levels, manufacturing costs and product pricing. The Company believes that its internal forecasts are consistent with those that would be used by a potential buyer in valuing its reporting units. The Company’s products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern. Pricing estimates and foreign exchange rates are derived from information generated internally, from industry research firms and from other published reports and forecasts.

The second step is performed only when the book value exceeds the fair value. Under this scenario, a second test is performed whereby the fair value of the reporting unit’s goodwill is estimated to determine if it is less than its book value. Fair value of goodwill is estimated in the same manner as goodwill is determined in an acquisition, that is, the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

Determining the reporting units to which we should allocate the goodwill takes considerable judgment and is based upon the determination of the reportable segments, which in and of itself, requires management’s judgment. We are required to evaluate whether each component (i.e., one level below the reportable segment) is a business by assessing those business elements (inputs, processes, outputs) that are present within the component, those business elements that are missing from the component, and the degree of difficulty in replacing the missing elements. Further, if any of the components are considered a business, we are required to determine whether they are similar for purposes of aggregation into a single reporting unit. Our similarity assessment included a review of the customers, products, distribution methods and other pertinent information associated with each component that qualified as a business. Once the reporting units are defined, we are required to determine which reporting units benefit synergistically from the Combination and allocate the acquired goodwill to those reporting units based on their relative fair values.

The assumptions used in the calculation models are interrelated. The continuing degree of interrelationship of these assumptions is, in and of itself, a significant assumption. Because of the interrelationship among these assumptions, the Company does not believe it would be meaningful to provide additional sensitivity analysis on any of these individual assumptions, with the exception of paper prices and WACC. Based on the Company’s most probable price outlook scenario, if trend price projections were to decrease by US$25 per ton, the fair value would be about equal to book value for the “Newsprint” segment and would still exceed book value in the “Specialty Papers” segment. If the WACC, which is used to discount the projected cash flows, was lower, the measure of the fair value of the Company’s assets would increase. Conversely, if the WACC was higher, the measure of the fair value of the Company’s assets would decrease. If the estimate of WACC was to increase by 25 basis points, the fair values of each of the reporting units would continue to exceed their book values amounts.

In future measurements of fair value, adverse changes in any of these assumptions could result in an impairment of goodwill that would require a non-cash charge to the consolidated statements of earnings (loss) and may have a material effect on the Company’s financial condition and operating results.

Long-lived assets

Losses related to impairment of long-lived assets are recognized when circumstances indicate the carrying values of the assets may not be recoverable, such as continuing losses in certain locations. When certain indicators that the carrying value of a long-lived asset may not be recoverable are triggered, we evaluate the carrying value of the asset in relation to its expected undiscounted future cash flows. If the carrying value of the asset is greater than the expected undiscounted future cash flows, an impairment charge is recorded based on the excess of the long-lived asset’s carrying value over its fair value.

Immediately upon the Combination, AbitibiBowater began a comprehensive strategic review of its operations to reduce costs and improve its profitability. On November 29, 2007, AbitibiBowater announced its decision to reduce its newsprint and specialty papers production capacity by approximately one million metric tons per year during the first quarter of 2008. The reductions include the permanent closure of the Company’s Belgo, Québec, Fort William, Ontario and Lufkin, Texas facilities and the indefinite idling of the Company’s Mackenzie, British Columbia facility, which includes the paper mill and two sawmills directly supporting the paper mill operations.

In 2007, as a result of permanent closures, indefinite idling or operating losses of certain facilities, the Company conducted impairment tests on the Alabama, Belgo, Bridgewater, Iroquois Falls, Lufkin, Snowflake and the “Wood Products” segment.

In testing the recoverability of a long-lived asset, the Company relies primarily on estimates of future cash flows. This methodology contains estimates and judgments that are subjective and uncertain, and thus, may change over time. Several of the key assumptions include periods of operation, projections of product pricing, production levels and sales volumes, product costs, market supply and demand, foreign exchange rates, inflation, weighted average cost of capital and capital spending. The Company derives these assumptions used in its valuation models from several sources. Many of these assumptions are derived from the Company’s internal budgets, which would include existing sales data based on current product lines and assumed production levels, manufacturing costs and product pricing. The Company believes that its internal forecasts are consistent with those that would be used by a potential buyer in valuing its reporting units. The Company’s products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern. Pricing estimates and foreign exchange rates are derived from information generated internally, from industry research firms and from other published reports and forecasts.

The Company recorded impairment charges totalling $371 million on its long-lived assets, relating to the permanent closure of its Belgo ($158 million), Lufkin ($184 million) facilities and a number of other facilities ($29 million). These facilities to be permanently closed will be dismantled, therefore, the fair value of the closed facilities’ assets was nominal and was determined based on the estimated sale and salvage value plus any projected cash generated from its operations through the date of closing.

For the other facilities tested, the Company concluded that the recognition of an impairment charge was not required, as the estimated undiscounted cash flows exceeded the book values. Certain paper mills and sawmills are particularly sensitive to the key assumptions. Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is reasonably possible that changes in future conditions may lead management to use different key assumptions, which could require a material change in the book value of these assets. The total book value of these assets was $1,117 million as at December 31, 2007.

Future income taxes

The application of CICA Handbook Section 3465, Income taxes, requires that future income tax assets and liabilities be recognized for the future income tax consequences of events that have been included in the consolidated statements of earnings or income tax returns. Future income tax is provided for using the liability method and recognizes all significant temporary differences between the tax and consolidated financial statements bases of assets, liabilities and certain carry forward items.

The Company’s future income tax assets are recognized only to the extent that, in the Company’s opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates and assumptions. If these estimates or assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax assets resulting in income tax expense or recovery. The Company reviews its future income tax assets periodically.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which assets and liabilities are expected to be recovered or settled. For these years, a projection of taxable income and an assumption of the ultimate recovery or settlement period for temporary differences are required. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. Changes in estimates or assumptions could affect the income tax expense (recovery) in the consolidated statements of earnings and the future income taxes in the balance sheets of the Company’s consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

Management

John W. Weaver is President of Abitibi. He has also been Executive Chairman of AbitibiBowater since October 2007. Mr. Weaver held a number of senior executive positions in operations and sales prior to being appointed in his current positions with the Company and AbititiBowater. He has over 30 years of experience in the forest products industry. Mr. Weaver is a member of the Abitibi-Consolidated Inc. board, the chair of both the Forest Products Association of Canada (FPAC) and FPInnovations, and a director of the U.S. Endowment for Forestry and Communities.

William G. Harvey is a Vice President and Treasurer of Abitibi. Mr. Harvey served as Executive Vice President and Chief Financial Officer of Bowater from August 2006 to October 2007, when he was appointed as Senior Vice President and Chief Financial Officer of AbitibiBowater. From 2005 to 2006, he was Senior Vice

President and Chief Financial Officer and Treasurer of Bowater. From 1998 to 2005, he served as Vice President and Treasurer of Bowater. Previously, he was Vice President and Treasurer of Avenor Inc., a pulp and paper company, until its acquisition by Bowater.

Pierre Rougeau is a Vice President of Abitibi. Mr. Rougeau served as Senior Vice President, Corporate Development and Chief Financial Officer of Abitibi from 2001 to October 2007, when he was appointed as Senior Vice President, North American Newsprint Division of AbitibiBowater.

Alain Grandmont is a Vice President of Abitibi. Mr. Grandmont served as Senior Vice President, Commercial Printing Papers of Abitibi from 2005 to October 2007, when he was appointed as Senior Vice President, Commercial Printing Papers Division of AbitibiBowater. He served as Senior Vice President, Value-Added Operations and Sales of Abitibi in 2004. Previously, he was Senior Vice President, Value-Added Operations of Abitibi.

The following table sets forth information concerning all compensation paid during 2007 to our management.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3) ($)	All Other Compensation (4) ($)	Total (5) ($)
John W. Weaver, President	2007	1,353,158	—	353,848	783,035	47,601	2,537,642

William G. Harvey,(6) Vice President and Treasurer	2007	—	—	—	—	—	—

Pierre Rougeau Executive Vice President, North American Newsprint	2007	463,005	286,266	102,946	211,246	21,137	1,084,600

Alain Grandmont, Vice President	2007	432,949	198,760	127,027	272,297	13,485	1,044,518

(1)	Amounts in this column reflect the cash awards to the named individuals under the Abitibi Annual Bonus Plan, which is discussed in significant detail under “Directors, Senior Management and Employees—Management—Annual Bonus Plan.”
(2)	Amounts in this column reflect the compensation paid to the named individuals under the Retention Plan, which is discussed in detail under “Directors, Senior Management and Employees—Management—Retention Plan.” It also includes the “Signing Bonus” for Messrs. Rougeau and Grandmont. The Signing Bonus was paid in U.S. dollars on November 15, 2007, and converted into Canadian dollars using the November 15, 2007, exchange rate of $1.0149.
(3)	Amounts shown in this column reflect the actuarial increase in the present value of the named individuals’ benefits under pension plans established by Abitibi using interest rate and mortality rate assumptions consistent with those used in the applicable Company’s financial statements. There were no above-market or preferential earnings on non-qualified deferred compensation for management in 2007. A discussion of pension benefits is provided below. The pension amounts were converted to U.S. dollars using the 2007 average exchange rate of $1.074.
(4)	Amounts in this column reflect, for each former Abitibi employee (except Mr. Rougeau), employer contributions to an employee stock ownership plan that was used to purchase AbitibiBowater stock (the plan was terminated on January 1, 2008). Additional perquisites include (i) a car allowance, (ii) tax and financial planning, (iii) a physical, (iv) parking and (v) club dues and expenses. All members of management received perquisites in at least two of the foregoing categories.

In addition, the following amounts are reflected:
•	Mr. Weaver received parking reimbursements, a car allowance, a taxable mortgage benefit, low interest loan, financial planning and reimbursement for a physical.
•	Mr. Grandmont received parking reimbursements, a car allowance and reimbursement for a physical.

(5)	All amounts shown in this table also reflect amounts paid by AbitibiBowater for services rendered to AbitibiBowater after the closing of the Combination.
(6)	Mr. Harvey also serves as the Chief Financial Officer of Bowater Incorporated and AbitibiBowater Inc. and did not receive any compensation in his capability as an officer of Abitibi-Consolidated Inc.

Bonus Plan

Abitibi administered a bonus plan during 2007, which was terminated as of the closing of the Combination and AbitibiBowater established a short term incentive plan for continuing employees. The new plan design applies for the remainder of calendar year 2007 and all of 2008.

Abitibi Bonus Plan

The Human Resources and Compensation Committee (the “Committee”) of the Board of Directors of AbitibiBowater set 2007 annual bonus measures for its named management in January 2007. It included three design components, “Corporate closely watched” numbers, division objectives and strategic objectives. Abitibi’s human resource executive and Chief Executive Officer made bonus recommendations to the HRCC, and each of the named management gave input on their bonus objectives. The Chief Executive Officer approved division and strategic objectives for the other officers. The Chief Executive Officer’s bonus was based entirely on the performance of the Abitibi “Corporate closely watched numbers”, or “CWNs”, which we describe in detail below.

Abitibi only took its Corporate CWNs into account with respect to the first 10 months of 2007, since that financial measure could no longer be measured as intended after the Combination was completed (for example, some of the performance measures measured Abitibi’s performance in comparison to Bowater (which didn’t exist as a separate company following the Combination), and the original targets were created for Abitibi as a stand-alone company).

Accordingly, Abitibi took into account the results of its commercial printing paper business only through the first 10 months of the year, since that data was no longer available after the Combination. However, if meaningful data with respect to a performance target remained available after the Combination, that is, if the target could still be measured after the Combination occurred, Abitibi took that measure into account for the full 12 months. Strategic objectives which were taken into account for some of the Abitibi named executive officer’s bonuses remained relevant for all of 2007.

The amounts paid to our management under this plan are set forth above in the Summary Compensation Table in the Non-Equity Incentive Compensation column.

Retention Bonus Plan

Because of the pending Combination transaction and the job insecurity created among employees, Abitibi established a Retention Bonus Plan. Abitibi management (in addition to all other employees reporting to headquarters) were eligible to receive a retention bonus if they stayed at Abitibi through the closing. The amounts were paid if the employee remained with Abitibi through the closing and were determined in part based on contributions made by the employee to help facilitate the closing, in part as an incentive to motivate the executive to stay through the completion of the Closing, and, in part as a reflection of 50% of their annual bonus target.

Equity Award Plans

STOCK AND OPTION AWARDS TABLE 2007

Name	Restricted Stock Unit Awards (1)		Option Awards (2)	Option Grant Date	Expiration Date	Exercise Date	Exercise Price(3)
John W. Weaver	20,328		31,305	3/6/2007	3/6/2017	—	$52.3878
	24,105	(4)	—			—

William G. Harvey	—		—	—	—	—	—

Pierre Rougeau,	4,889		7,513	3/6/2007	3/6/2017	—	$52.3878

Alain Grandmont	4,065		6,261	3/6/2007	3/6/2017	—	$52.3878

(1)	The restricted stock unit awards have been adjusted as a result of the Combination
(2)	The option awards have been adjusted as a result of the Combination.
(3)	The exercise price has been adjusted as a result of the Combination.
(4)	This grant represents a synergy award of RSU units to which Mr. Weaver will be entitled to receive upon meeting certain synergy targets within two years following the consummation of the Combination.

Prior to the Combination, the Company maintained various incentive stock plans (“pre-combination plans”) that provided for grants of Abitibi stock options, restricted stock units (“RSU”) and deferred stock units (“DSU”) to Company directors, officers and key employees. As a result of the Combination, the pre-combination plans have been modified and replaced with stock options, RSUs and DSUs of AbitibiBowater (“post-combination plans”), under substantially the same terms and conditions that existed under the pre-combination Abitibi plans. On the Combination, outstanding grants under the pre-combination plans have been converted into equivalent grants of AbitibiBowater using the Abitibi exchange ratio of 0.06261.

Abitibi made annual equity grants in March 2007 to its management using stock options and RSUs as was done in the past. Traditionally, Abitibi granted 50% of the annual award in the form of stock options and 50% of the award as RSUs. The compensation consultants reviewed the mix and discussed with management the market pressure to reduce dilution by using restricted stock units instead of options. Management took this into consideration and recommended to the Abitibi Committee that the mix be changed, and in response, the HRCC granted awards in a mix of 40% stock options and 60% RSUs.

The RSUs Abitibi granted in March 2007 originally included three years of performance-based vesting. The RSUs would vest based on the extent to which Abitibi’s cash ROCE exceeded the cash ROCE earned by Abitibi’s competitors during the same period. In November 2007, the HRCC decided that outstanding restricted stock unit awards granted in 2006 and 2007 would be subject only to time-based vesting, and not performance-based vesting, because the performance targets selected for the outstanding restricted stock unit awards were no longer relevant. The competition against which the targets were to be measured included Bowater, which was now part of AbitibiBowater. Stock options have always used time-based vesting, so the HRCC made no changes to the vesting of outstanding options as a result of the Combination.

While all Abitibi management received the same proportion of stock options and RSUs in their 2007 grants, the Abitibi president received an aggregate award equal to 2.5 times his base salary, while the other Abitibi management received an aggregate award equal to 1.3 times their base salary. Abitibi’s consultant studied the grant practices of the companies against which Abitibi had been benchmarking and determined that the chief executive officer needed a grant equal to 2.5 times his base salary in order for his grant to be market competitive. Adjustments were not necessary in this regard for the other Abitibi executives.

Mid- and Long-Term Incentive Compensation

Mid-term RSUs and long-term stock options incentive compensation comprised a significant portion of an Abitibi management’s total direct compensation and was intended to retain and motivate the senior executives and senior managers into taking actions that enhanced shareholder value. Abitibi determined the value of equity awards to management based on a percentage of salary for each salary grade based upon the advice of Mercer. For stock options, the number of shares to be covered was determined using the Black-Scholes valuation methodology.

The table below summarizes the Abitibi 2007 mid- and long-term incentive plan designs:

	RSUs (Mid-term)	Stock Options (Long-term)

Performance Period	36 months	Option life of 120 months

President (Mr. Weaver)	Annual grant based on 150% of position salary mid-point	Annual grant based on 100% of position salary mid-point (based on Black-Scholes)

Vice-Presidents (Messrs. Rougeau and Grandmont)	Annual grant based on 78% of position salary mid-point	Annual grant based on 52% of position salary mid-point (based on Black-Scholes)

Vesting conditions	Units will vest based on the company’s relative 3-year average financial performance versus a selected comparator group. Value of units directly pegged to stock price. Payment in cash or stock.	Options will vest 25% per year after first year and will expire in 10 years.

Abitibi Stock Option Plan

In 2007, Abitibi granted stock options to key executive and management personnel at exercise prices equal to the market price of the common shares on the date that the options were granted. Market price was defined as the average of the highest and lowest share price as reported for the five business days immediately preceding the grant date on the principal Canadian exchange on which the common shares were traded. The number of options granted to each senior executive and senior manager was based on benchmarking within the North American industry peer group, on the advice of Mercer. To prevent significant fluctuations in the number of options that were granted to senior executives from year to year, the number of options was derived from a formula that took into account the expected value of the options (pursuant to a three-year average under the Black-Scholes formula) and the average price of the company’s common shares for each of the three years preceding the date of grant.

The 2007 nonqualified stock option awards provide for vesting in  1/4 increments at the end of each year during the four-year vesting period. If the employment of any individual is terminated, his or her option terminates, except that if employment is terminated by reason of death, retirement, involuntary termination or other reason approved by the company, then options are exercisable with respect to the number of shares the individual had the right to purchase at the time of the termination within five years after the date of the termination event, provided that in no event would any option be exercisable after the original expiration date. All options are canceled upon termination of employment for cause. The options are immediately vested if the executive is terminated and is entitled to benefits under his change in control severance agreement.

If the employment of the employee terminates for any reason other than those previously referred to above then the option would be exercisable by the employee with respect to the number of common shares that he had the right to purchase at the time of the termination within three months after such termination (or, in the case of the death of the employee within three months after such termination, then by his personal representative within one year after the date of his death).

Until July 2002, certain members of management were entitled to receive a loan from the company to purchase optioned common shares under the Stock Option Plan. After the enactment of the Sarbanes-Oxley Act of 2002, the Company determined that members of management were no longer eligible for personal loans under the Stock Option Plan and none of the outstanding loans granted under the Stock Option Plan could be modified or renewed. Common shares purchased through the former loan program are held as security until the loan is repaid.

Abitibi Restricted Share Unit Plan

The Abitibi Restricted Share Unit Plan was established in 2004 and provided for the granting of RSUs to senior executive and senior managers, and, on an exceptional basis, other selected high potential and/or high performing key employees. The RSUs represent phantom shares that vest on the basis of performance as opposed to pure time vesting and are generally paid out at the end of the performance period, usually within three years from issuance. The vesting of RSUs is subject to the company’s relative average financial performance versus other companies that comprise the comparator group during a set period.

On an annual basis, the Abitibi Committee approved the RSU grants, the financial benchmarks, the composition of the comparator group, the period during which the company’s performance was to be evaluated, and the vesting conditions. The number of RSUs granted to each executive was evaluated, as well as the specific vesting conditions. The number of RSUs granted to each executive was based on the same methodology as the stock option grants, as described in the previous section, and the value was calculated based on the average price of the company’s common shares for each of the three years preceding the date of grant. The award payments are in cash and/or by the delivery of common shares purchased by the company on the open market. However, there is a mandatory withholding of shares from RSU payouts for executives until share ownership guidelines are met.

For the 2007 award, Cash ROCE was set as the financial benchmark for senior executives. The performance period for the 2007 grant was established at three years and the comparator group included four US companies (International Paper, Weyerhaeuser, Bowater, MeadWestvaco) and four Canadian companies (Domtar, Canfor, Tembec and Catalyst). The table below summarizes the 2007 ranking schedule for award determination over the three-year period:

Company beats two	25% of granted units are earned
Company beats four	50% of granted units are earned
Company beats six	75% of granted units are earned
Company beats seven	100% of granted units are earned

Because the combination made the determination of the performance criteria inappropriate, the Abitibi Committee decided that all outstanding RSU awards would become time vested based on their original vesting schedule.

Mr. Weaver has received a special grant of 24,105 AbitibiBowater RSUs as a synergy award to which he will be entitled upon the meeting of certain performance targets following the completion of the Combination related to achievement of levels of synergies. Mr. Weaver may earn a lesser or greater number of RSUs to the extent a lesser or greater level of synergies is achieved, as follows:

Synergies	US$200M	US$250M	US$300M
Percentage Vested	80%	100%	120%
# Restricted share Units Vested	19,284	24,105	28,926

Retirement Plans

We have in the past maintained traditional defined benefit pension plans, and we offer defined contribution retirement arrangements for our named management. Our mix of tax-qualified retirement plans and supplemental plans for select members of management is designed to attract and retain the senior and experienced mid to late-career executive talent we think we need to be a competitive company in the forest products industry. The plans provide these management with a retirement benefit targeted to a competitive income replacement ratio at normal retirement age.

Our executives are covered by a registered or qualified defined benefit retirement plan and a supplementary executive plan. These plans are intended to provide a combined pension at the normal retirement age of 65 that is equal to 2% of the average annual compensation multiplied by the years of credited service, up to a maximum of 70% of such earnings. Compensation is based on the average of the highest five consecutive years of base salary within the last 10 years of service plus the average of the five highest annual awards paid pursuant to the annual incentive awards plan within the last 10 years of service.

Pension Benefits

Retirement benefits for Mr. Weaver are payable under the following qualified and supplemental defined benefit pension plans: a qualified defined benefit plan covering all US salaried employees (“Qualified Sales Plan”) which provides pension benefits based on earnings, service, and age; the Augusta Newsprint Company Retirement Plan (“Augusta Plan”), a qualified plan in which Mr. Weaver was formerly an active participant, which provides pension benefits based on earnings and service; and a nonqualified Supplemental Plan covering designated senior executives including Mr. Weaver (the “Supplemental Plan”), which provides a target benefit offset by the value of benefits provided in other qualified plans. The definition of compensation under the plans includes those categories of compensation under the salary and bonus headings in the Summary Compensation Table and does not include compensation in any of the other headings of the Summary Compensation Table.

The Qualified Sales Plan is a cash balance retirement plan which provides an account balance based upon accumulated interest and pay credits. The interest crediting rate is based upon the 30-year U.S. Treasury Rate for the month of November preceding the plan year. The pay credits are based upon a participant’s age and range from 4% to 8% of compensation, which includes both base pay and bonuses. The Qualified Sales Plan allows for the payment of a lump sum at the time of termination. The Augusta Plan provides an age 65 benefit based upon 1.5% of average compensation times years of credited services. Compensation includes base pay only. The Augusta Plan allows for an unreduced early retirement benefit at age 62 if the participant has at least 85 points (age plus service). The Augusta Plan also provides for a reduced early retirement benefit if the participant has attained age 55 and completed at least 15 years of service. The early retirement reduction is 4.8% per year before age 65.

The Supplemental Plan provides an age 65 retirement benefit (if the participant has at least two years of service) equal to 2% of average compensation times years of credited service up to 35 years (reduced by qualified plan amounts). Compensation includes base salary and bonus. Average compensation is based on the best 60 consecutive months of base salary within the last 120 months, and the best five bonuses in the last 10 years. The total pension is payable unreduced if the executive retires at age 58 with at least 80 points (age plus service). A reduction of 6% per year is applicable for retirement before such unreduced eligibility if the member has completed 20 years of service; if the member has less than 20 years of service the 6% per year reduction is calculated for each year prior to 65. The total pension is initially paid for a two-year period under a joint and survivor 50% lifetime pension. The lump sum value of the benefit is paid at the end of such two-year period. The Abitibi Human Resources and Compensation Committee granted Mr. Weaver an additional five years of service in the Supplemental Plan.

The accrued benefit amounts for Mr. Weaver are measured as of October 29, 2007, using a 6.5% discount rate and the RP2000 mortality table projected to 2006 with white collar adjustments. Benefits were calculated assuming retirement at age 65.

Messrs. Grandmont and Rougeau will receive total pension benefits equal to 2% of average compensation times years of credited service under an unfunded Supplemental Plan. Compensation includes base salary and bonus. Average compensation is based on the best 60 consecutive months of base salary within the last 120 months, and the best five bonuses in the last ten years. Total pension benefits are payable from a Registered Plan and a Supplemental Plan. The Supplemental Plan provides benefits in excess of the maximum benefits payable under the Registered Plan.

The total pension is paid under a joint and survivor 50% lifetime pension. The pension payable under the Supplemental Plan may be paid in a lump sum two years after termination or retirement at the discretion of the Company, with the approval of the executive.

The total pension is payable unreduced if the executive retires at age 58 with at least 80 points (age plus service). A reduction of 6% per year is applicable for retirement before such unreduced eligibility if the member has completed 20 years of service; if the member has less than 20 years of service the 5% per year reduction is calculated for each year prior to 65.

The Abitibi Human Resources and Compensation Committee granted five extra years of credited service under the Supplemental Plan to Mr. Rougeau. The extra years vest gradually and will be fully vested on September 4, 2009.

Severance and Change in Control Arrangements

Severance Agreements

Mr. Weaver has a severance arrangement that entitles him to a lump sum payment equal to three times base salary plus bonus (based on the average of the last two bonuses), three years of pension credit, and welfare benefits and car use for three years. The severance benefits are only payable upon termination of Mr. Weaver’s employment without just cause in a circumstance other than a circumstance involving a change of control of Abitibi.

Messrs. Grandmont and Rougeau are covered by an executive severance policy. If they are terminated involuntarily, they would receive severance equal to six weeks of eligible pay per year of service, with a minimum of 52 weeks and a maximum of 104 weeks. Eligible pay would be base pay, plus the average of the last two bonuses up to a maximum of 125% of target bonus.

We believe that these severance benefits are similar to the general practice among comparable companies. Where an employee is entitled to severance benefits under traditional severance provisions and a change in control provision, he may elect which of these payments he will receive.

Change in Control Agreements

Abitibi granted change in control agreements to ten executives including Messrs. Weaver, Rougeau and Grandmont. Following a change in control, if the executive’s employment is terminated within 24 months other than for “just cause” (defined as the willful failure of the executive to properly carry out the executive’s duties or theft, fraud or dishonesty or material misconduct involving the property or affairs of the Company or the carrying out of his duties) or by the executive in response to a “good reason”, the executive will receive a cash amount equal to three times (1.5 times for Mr. Weaver) annual compensation (defined as base salary plus bonus), group welfare benefits for three years, and three years of pension credit. Mr. Weaver would receive an additional 1.5 times base salary plus bonus as consideration for agreeing to the two year noncompete obligation.

In the context of the Combination, the Board of Directors of Abitibi has agreed to vary the terms of such severance arrangement to allow Mr. Weaver to be entitled to a lump sum payment equal to three years of annual compensation, less one-half of the compensation paid to Mr. Weaver between the completion of the Combination and the termination of his employment, provided that Mr. Weaver remains in the employ of the Company for at least two years following the completion of the Combination (unless his employment is terminated by the Company at an earlier date for any reason other than cause).

The Abitibi agreements define a “change in control” as (i) the acquisition of 35% of the voting shares, (ii) election by any holders of voting shares, or a number of holders, of the Board of Directors equal to or greater than one-third of the Board of Directors, or (iii) transaction(s) whereby 50% of the assets are transferred. The Combination was considered a change in control under this definition. If Messrs. Weaver, Rougeau or Grandmont are terminated within 24 months after the Closing, they will be entitled to the severance benefits described above.

The Abitibi agreements define “good reason” as (i) a material change in position, duties or responsibilities, (ii) reduction of the executive’s salary, (iii) material reduction in benefits (iv) relocation or substantial increase in travel obligations, or (iv) any reason that would be considered constructive dismissal by a court of competent jurisdiction.

The Abitibi agreements generally provide that the Company will pay all legal fees and expenses incurred by the executive as a result of the termination of employment in circumstances covered by the agreement. The agreement imposes confidentiality restrictions and a two-year noncompete obligation.

Directors

Current Abitibi Directors

John W. Weaver has been a director since April 1999. He has been Executive Chairman of AbitibiBowater since October 2007. Mr. Weaver presently serves as President of Abitibi-Consolidated Inc. Mr. Weaver held a number of senior executive positions in operations and sales prior to being appointed in his current positions with Abitibi-Consolidated Inc. and AbitibiBowater. He has over 30 years of experience in the forest products industry. Mr. Weaver is a member of the Abitibi-Consolidated Inc. board, the chair of both the Forest Products Association of Canada (FPAC) and FPInnovations, and a director of the U.S. Endowment for Forestry and Communities. Mr. Weaver did not receive fees in 2007 for his service on the Abitibi Board.

Allen Dea has been a director since October 2007. Mr. Dea presently serves as the Vice-President, Finance – Operations since October 2007 of AbitibiBowater. Prior to his being appointed as such, Mr. Dea served as Vice-President and Treasurer of Abitibi-Consolidated Inc., after having served previously as the Company’s Vice-President Corporate Controller. He has been employed by the Company since 1976. Since consummation of the Combination, directors of Abitibi no longer receive fees for their service on the Abitibi Board.

Alain Grandmont has been a director since October 2007. Mr. Grandmont served as Senior Vice President, Commercial Printing Papers of Abitibi from 2005 to October 2007, when he was appointed as Senior Vice President, Commercial Printing Papers Division of AbitibiBowater. He served as Senior Vice President, Value-Added Operations and Sales of Abitibi in 2004. Previously, he was Senior Vice President, Value-Added Operations of Abitibi. Since consummation of the Combination, directors of Abitibi no longer receive fees for their service on the Abitibi Board.

William G. Harvey has been a director of the company since October 2007. Mr. Harvey served as Executive Vice President and Chief Financial Officer of Bowater from August 2006 to October 2007, when he was appointed as Senior Vice President and Chief Financial Officer of AbitibiBowater. From 2005 to 2006, he was Senior Vice President and Chief Financial Officer and Treasurer of Bowater. From 1998 to 2005, he served as Vice President and Treasurer of Bowater. Previously, he was Vice President and Treasurer of Avenor Inc., a pulp and paper company, until its acquisition by Bowater. Since consummation of the Combination, directors of Abitibi no longer receive fees for their service on the Abitibi Board.

Pierre Rougeau has been a director since October 2007. Mr. Rougeau served as Senior Vice President, Corporate Development and Chief Financial Officer of Abitibi from 2001 to October 2007, when he was appointed as Senior Vice President, North American Newsprint Division of AbitibiBowater. Since consummation of the Combination, directors of Abitibi no longer receive fees for their service on the Abitibi Board.

Former Abitibi Directors

John Q. Anderson has been a director of AbitibiBowater Inc. since October 2007. He is Chairman and Chief Executive Officer of BigWheel Partners Inc. Mr. Anderson served as a director of Abitibi-Consolidated Inc. from 2006 to October 2007. He is a member of the Board of Trustees of North American Electric Reliability Corporation. He also serves as a director of Panther Expedited Services, Inc, Gemini Traffic Sales. Inc. and as Chairman of Board of Roadlink USA, Inc. Mr. Anderson received $71,234 in cash and other compensation for his service on the Abitibi Board in 2007.

Hans P. Black has been a director of AbitibiBowater Inc. since October 2007. Mr. Black served as a director of Abitibi-Consolidated Inc. from 2005 to October 2007. He serves as a director of Amorfix Life Sciences Ltd., RPMH Global Marco Fund, Wi2Si Inc. Les Aliments SoYummi Inc., la Fondation de l’Institut de Cardiologie de Montréal and is a member of the Advisory Council of The Paul H. Nitze School of Advanced International Studies of John Hopkins University. Mr. Black received $75,169 in cash and other compensation for his service on the Abitibi Board in 2007.

Jacques Bougie has been a director of AbitibiBowater Inc. since October 2007. He is Director, Nova Chemicals Inc. and McCain Foods Ltd. Mr. Bougie served as a director of Abitibi-Consolidated Inc. from 2004 October 2007. He serves a director of Nova Chemicals Inc. and McCain Foods Ltd. From 1993 to 2001 he served as President and Chief Executive Officer of Alcan Inc. Mr. Bougie received $214,393 in cash and other compensation for his service on the Abitibi Board in 2007.

William E. Davis is a Director of Consol Energy Inc. Mr. Davis served as a director of Abitibi-Consolidated Inc. from 2003 to October 2007. From 2002 to 2003, he served as Chairman of National Grid USA and as an executive director of National Grid (UK) From 1993 to 2002, he served as Chairman of the Board and Chief Executive Officer of Niagara Mohawk Power Corporation. He currently serves on the Board of Trustees of Syracuse University as Chairman and Chief Executive officer of the Metropolitan Development Foundation of Central New York. Mr. Davis received $72,545 in cash and other compensation for his service on the Abitibi Board in 2007.

Marlene Davidge was a director of Abitibi-Consolidated Inc. from 2001 to October 2007. Ms. Davidge is a partner at Torys LLP, a law firm. She is also a member of the Advisory Committee of the University College, University of Toronto. Ms. Davidge received $63,254 in cash and other compensation for her service on the Abitibi Board in 2007.

David A. Galloway was a director of Abitibi-Consolidated from 2006 to October 2007. Since 2004, Mr. Galloway has been Chairman of the Board of the Bank of Montreal. He also serves on the Board of Directors of E. W. Scripps Company, Shell Canada Limited and Toromont Industries Ltd. He was President and CEO of Torstar Corporation from 1988 to 2002 and a founding partner of Canada Consulting Group. Mr. Galloway received $64,566 in cash and other compensation for his service on the Abitibi Board in 2007.

Lise Lachapelle has been a director of AbitibiBowater Inc. since October 2007. Ms. Lachapelle is a Director, Industrielle Alliance. Ms. Lachapelle served as a director of Abitibi-Consolidated Inc. from 2002 to October 2007. Ms. Lachapelle is also a director of Industrielle Alliance Russels Metals Inc., Innergex Poser Trust, BNP-Paribas (Canada) and Mirabaud Canada Inc. She is also a director of Export Development Canada. Ms. Lachapelle received $178,667 in cash and other compensation for her service on the Abitibi Board in 2007.

Gary J. Lukassen has been a director of AbitibiBowater Inc. since October 2007. Mr. Lukassen is a Director of The North West Company and Spinrite Income Fund. Mr. Lukassen served as a director of Abitibi-Consolidated Inc. from 2002 to October 2007. He is a director of The North West Company and Spinrite Income Fund. From 1989 to 2001, he served as Executive Vice-President and Chief Financial Officer of the Hudson Bay’s Company. Mr. Lukassen received $1786,792 in cash and other compensation for his service on the Abitibi Board in 2007.

John A. Tory was a director of AbitibiBowater from 1965 to October 2007. He is a director of The Woodbridge Company Limited, the Thomson Corporation and Rogers Communications Inc. He was Deputy Chairman of The Thomson Corporation from 1978 to 1997 and President of Woodbridge from 1973 to 1993. Mr. Tory received $179,869 in cash and other compensation for his service on the Abitibi Board in 2007.

Employees

As at December 31, 2007, the Company employed approximately 11,500 employees. Fourteen collective bargaining agreements covering approximately 1,450 of our employees have been renewed in 2007 with one paper mill, six sawmills, and seven woodlands operations. Four collective bargaining agreements, covering approximately 500 of our employees, which expired on or before December 31, 2007, are in the process of being renewed. The facilities covered by these collective agreements consist of one paper mills, two sawmills, and one group of woodlands operations. In 2008, five other collective bargaining agreements will expire for one paper mill, two sawmills and two groups of woodlands operations, covering approximately 525 employees. A significant number of our collective bargaining agreements with respect to newsprint and specialty paper operations in Eastern Canada will expire April 30, 2009. We began negotiations with the union representing the majority of our Eastern Canadian employees on the 2009 agreements in March 2008. The negotiations continued for a week without resolution and we are not currently in negotiations. See “Risk Factors – Risks Related to Our Business – We could experience disruptions in operations and/or increased labor costs due to labor disputes.”

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Abitibi is a subsidiary of AbitibiBowater. AbitibiBowater owns 82% of our common stock, and AbitibiBowater Canadian Forest Products, Inc. (ACFP”), a Canadian corporation and subsidiary of AbitibiBowater, owns the remaining 18% of our common stock. AbitibiBowater’s common stock trades on the New York Stock Exchange and the Toronto Stock Exchange under the symbol ABH.

B. Related Party Transactions

Abitibi currently guarantees certain obligations of ACCC under its existing credit agreements and its other outstanding notes. In addition, Abitibi provides other guarantees relating to obligations of its subsidiaries in the ordinary course of business. Upon consummation of the Financing Transactions, AbitibiBowater, through a newly created direct subsidiary, will acquire, through a series of intercompany transactions, all or a majority of the common stock and all of a portion of the outstanding non-voting preferred stock of Donohue Corp., a subsidiary of Abitibi (“D Corp”), and, as a result D. Corp. will continue to be an indirect subsidiary of AbitibiBowater. In addition, in connection with the Financing Transactions, Abitibi will be providing certain guarantees on behalf of ACCC in connection with the Senior Term Loan and Senior Notes. Abitibi also, from time to time, enters into transactions with related parties, including AbitibiBowater, Bowater and Abitibi subsidiaries and affiliates, for management and other services (such as IT, environmental, human ressources and legal services) and inter-company loans and investments, intercompany product sales and purchases, all of which are reflected on a consolidated basis in the Consolidated Financial Statements.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements.”

Legal Proceedings

We are involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, employment and workers’ compensation claims and other matters. We periodically review the status of these proceedings with both inside and outside counsel. Although the final outcome of any of these matters is subject to many variables and cannot be predicted with any degree of certainty, we establish reserves for a matter when we believe an adverse outcome is probable and the amount can reasonably be estimated. We believe that the ultimate disposition of these matters will not have a material adverse effect on our financial condition, but it could have a material adverse effect on the results of operations in any given quarter or year.

Export Sales

Export sales constitute a significant portion of our sales. The following chart describes our total export sales and describes the percentage of total export sales for Canada, United States and other countries for the last three fiscal years:

	2007		2006		2005
	$	%	$	%	$	%
Canada	672	16	750	15	710	13
United States	2,534	62	3,190	66	3,547	67
Other countries	907	22	911	19	1,085	20

Total export sales	3,441	84	4,101	85	4,632	87
Total sales	4,113	100	4,851	100	5,342	100

Dividend Policy

Our credit agreement limits our ability to provide financial assistance in favor of any person that is not an Abitibi subsidiary, including our parent AbitibiBowater. However, Abitibi (including its subsidiaries) may (1) pay dividends or make other distributions to its shareholders and (2) guarantee the funded debt of any other person (certain subsidiaries of Abitibi are restricted however in their ability to incur funded debt and to guarantee funded debt of other persons). The declaration of dividends on our common shares is within the discretion of our Board of Directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of the Company.

Abitibi ceased all payments of dividends after the second quarter of 2006.

B. Significant Changes

None.

Item 9.	The Offer and Listing.

A. Offer and Listing Details

Market Information

Abitibi is a subsidiary of AbitibiBowater. Since Abitibi’s common stock is no longer traded on a national securities exchange, there is not an active public market for its common stock. On October 29, 2007, following the consummation of the Combination, AbitibiBowater’s common stock began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol ABH. Prior to the Combination, Abitibi common shares traded on the New York Stock Exchange under the symbol “ABY” and on the Toronto Stock Exchange under the symbol “A,” and Bowater common stock traded on the New York Stock Exchange under the symbol “BOW.” Shares of Abitibi and Bowater common stock ceased separate trading on October 29, 2007.

B. Plan of Distribution

Not applicable.

C. Markets.

We are a subsidiary of AbitibiBowater. AbitibiBowater common stock trades on the New York Stock Exchange and the Toronto Stock Exchange under the symbol ABH.

D. Selling Shareholders.

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Incorporation

Our authorized capital consists of an unlimited number of common shares and Class A preferred shares. Holders of common shares are entitled to receive notice of and attend all meeting of our shareholders and have one vote for each common share held. Our Class A preferred shares have rights, powers, limitations and restrictions as may be fixed from time to time by the Company’s Board of Directors. The Class A preferred shares are entitled to priority over the common shares and over any other shares of the Company ranking junior to the Class A preferred shares with respect to priority in the payment of dividends and the distribution of the assets in the event of the liquidation, dissolution or winding-up of the Company. No dividends may be paid on any shares of the Company ranking junior to the Class A preferred shares unless all dividends previously declared have been paid or set apart for payment. The approval of two-thirds of the holders of the Class A preferred shares is required in order to add to, change or remove any right, privilege, restriction or condition attaching to the Class A preferred shares. We currently do not have any Class A preferred shares outstanding.

C. Material Contracts

On January 29, 2007, we entered into a Combination Agreement and Plan of Merger with Alpha-Bravo Holdings, Inc., Bowater Incorporated, Alpha-Bravo MergerSub, Inc. and Bowater Canada Inc. pursuant to which Abitibi and Bowater became subsidiaries of AbitibiBowater.

On July 16 2007, we entered into a Third Amendment , to the Credit Agreement among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada, the Bank of Nova Scotia, Citibank, N.A. and Goldman Sachs Credit Partners, dated October 3, 2005 (the “Credit Agreement”), to waive the interest coverage ratio requirement until the end of the second quarter of 2008 and also waived certain other provisions to permit the reorganization and rationalization of AbitibiBowater’s corporate structure. We also entered into a Fourth Amendment, dated August 14, 2007, to the Credit Agreement in order to reduce the aggregate amount of its Facility A by $40,000,000. In addition, we entered into a Fifth Amendment, dated December 27, 2007, to the Credit Agreement to extend the deadline for the completion of the reorganization of AbitibiBowater’s corporate structure, to permit borrowings to be made under Facility B even though Facility A is not fully used at the time and to amend certain other sections to the Credit Agreement.

In connection with our accounts receivable securitization programs, we entered into (i) an Amended and Restated Receivables Purchase Agreement among Abitibi-Consolidated U.S. Funding Corp., Eureka Securitisation, PLC, Citibank, N.A., the Originators Named Herein, and Abitibi Consolidated Sales Corporation dated January 31, 2008, and (ii) Amended and Restated Purchase and Contributed Agreement among Abitibi-Consolidated Inc., Abitibi Consolidated Sales Corporation, Abitibi Consolidated Sales Corporation and Abitibi-Consolidated U.S. Funding Corp., dated January 31, 2008.

On February 10, 2008, we entered into an agreement with Catalyst Paper Corporation pursuant to which we agreed to sell our Snowflake mill for approximately US$180 million, including US$161 million in cash and approximately US$19 million in retained trade receivables. We expect this sale to close in April 2008.

D. Exchange Controls

The Company is aware of no governmental laws, decrees regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities. Any such remittances to United States residents, however, are subject to a withholding tax pursuant to The Canada - U.S. Income Tax Convention (1980), as amended.

E. Taxation

The Company is a subsidiary of AbitibiBowater Inc., a Delaware corporation. AbitibiBowater owns 82% of our common stock, and AbitibiBowater Canada, Inc. (“ABCI”), a Canadian corporation and wholly-owned subsidiary of AbitibiBowater, owns the remaining 18% of our common stock. Therefore, the tax considerations that would be applicable to AbitibiBowater and ABCI, as our only shareholders, are not the same as, and disclosure of such consequences is not as significant as it would be, if individuals or unaffiliated entities were the holders of our common shares. AbitibiBowater and ABCI should consult with their own tax advisors with respect to the Canadian and U.S. income tax consequences that would be particular to their circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Public documents are available for inspection at the Company’s offices located at 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2, and, for certain documents, on the Internet at www.abitibibowater.com and at www.sec.gov.

Statements made in this Annual Report on Form 20-F about the contents of contracts or other documents are not necessarily complete and we refer shareholders to the copy of such contracts or other documents filed as exhibits to this Annual Report.

The Company’s SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the SEC in Judiciary Plaza, Room 1580, 100 F Street N.W., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the SEC’s website at www.sec.gov.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Price, costs and exchange rate sensitivity

We purchase significant amounts of energy, chemicals, wood fiber and recovered paper to supply our manufacturing facilities. These raw materials are market-priced commodities and, as such, are subject to fluctuations in market prices. Increases in the prices of these commodities will tend to reduce our reported earnings and decreases will tend to increase our reported earnings.

The Company’s pre-tax earnings and net earnings are impacted by fluctuations in selling prices, input costs and foreign exchange to the extent shown in the following table, based on 2008 estimated volumes, prices, exchange rates and financial hedges in place as at December 31, 2007:

	Impact on
	Pre-tax earnings (in millions)	Net earnings
US$25 change in transaction price – per unit
Newsprint (per ton)	$74	$50
Specialty Papers (per ton)	39	26
Wood Products (per thousand board feet)	33	22

US$0.01 change in relative value of Canadian dollar

Cash impact(1)	23	16
Manufacturing costs
Virgin fiber (2% on external source)	1	1
Recycled fiber (2% on external source)	1	1
Energy
Natural Gas (US$1/Gj)	10	7
Bunker “C” (US$1/Barrel)	1	1
Electricity ($1/MWh)
Regulated markets	9	6
Deregulated markets	1	1

(1)	Cash impact offsets non-cash impact due to translation of foreign currencies.

Financial instruments and other instruments

In the normal course of business, the Company is exposed to certain financial risks. The Company does not hold financial instruments for speculative purposes but only to reduce the volatility of its results from its exposure to these risks. The market value of financial instruments contracted by the Company arises mostly from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date.

The Company utilizes certain derivative instruments to enhance its ability to manage risk relating to cash flow exposures. Derivative instruments are entered into for periods consistent with related underlying cash flow exposures and do not constitute positions independent of those exposures. The Company does not enter into contracts for speculative purposes; however, it does, from time to time enter into interest rate, commodity and currency derivative contracts that are not accounted for as accounting hedges.

For derivatives that qualify for hedge accounting, the Company designates the derivative as a hedge at its inception. The Company formally documents all relationships between the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the various hedge transactions. The Company links all hedges that are designated as cash flow hedges to forecasted transactions. Under the terms of its risk management policy, the Company may enter into derivative contracts to hedge forecasted transactions for a period not to exceed two years. The Company also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. If it is determined that a derivative is no longer highly effective as a hedge, we discontinue hedge accounting prospectively.

Information regarding the Company’s outstanding contracts’ notional amount, fair market value, and range of rates is summarized in the table below. The fair value of our derivative financial instruments is based on current termination values or quoted market prices of comparable contracts. The notional amount of these contracts represents the amount to be purchased or sold at maturity and does not represent our exposure on these contracts. The counterparties to our derivative financial instruments are substantial and creditworthy multi-national financial institutions. The risk of counterparty non-performance is considered to be remote.

	Notional Amount of Derivatives ($USD)	Asset/(Liability) Fair Market Value	Range of Interest Rates and U.S.$ in CDN$ Exchange Rates
As of December 31, 2007:
Foreign Currency Exchange Agreements:
Buy US dollars due in 2008	70	6	1.0478–1.1988
Sell US dollars due in 2008	70	(1)	1.0049–1.1988
Interest Rate Swaps	800	(4)	2.53– 4.73

Foreign exchange

The Company uses various financial instruments such as U.S. dollar forward contracts as well as U.S. dollar and Euro zero cost option tunnels to reduce its exposure to foreign currency exchange risk. In 2007, the Company’s sales denominated in U.S. dollar and Euro represented 75% and 4% of total sales, respectively. The foreign exchange financial contracts only hedge a portion of the sales. This portion declines as the hedge horizon increases. The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded.

Furthermore, the long-term debt denominated in U.S. dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in U.S. dollars.

Interest rate

The Company utilizes interest rate swaps to manage its fixed and floating interest rate mix on its recourse debt portfolio and related cost of borrowing whereby it is committed to exchange with the contracting parties, at specific intervals, the difference between the fixed and floating interest rates calculated by reference to the notional amounts. Interest expense on the debt is adjusted to include payments made or received under these agreements. The net related amount receivable or payable from counterparts is included in the accounts receivable or accounts payable.

At year-end, 62% of the Company’s recourse debt was at fixed rates taking into account interest rate swap agreements designated as hedges. Based on our outstanding short and long-term variable rate debt at December 31, 2007, a 100 basis-point increase in interest rates would increase our interest expense in 2008 by approximately $14 million before the impact of our interest rate swaps. The interest rate contracts are only for a portion of the Company’s bond portfolio and mature in the years 2008 through 2011. A 100 basis point increase in short-term interest rates would increase our cash disbursements for these swaps by approximately $8 million in 2008.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, specialty, advertising and paper converting, as well as lumber wholesaling and retailing businesses.

The Company is exposed to credit risk on the favourable fair value of its derivative financial instruments. In order to mitigate this risk, the Company contracts its derivative financial instruments with credit-worthy financial institutions and sets a limit on a percentage basis that it can contract with any given financial institution.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

A. Indebtedness

There has been no material default in the payment of principal or interest on our outstanding indebtedness since the date of filing of our last annual report on Form 40-F. However, in July 2007, we amended our credit agreement to waive the interest coverage ratio requirement until the end of the second quarter of 2008 and also waived certain other provisions to permit the reorganization and rationalization of AbitibiBowater’s corporate structure.

Although the Company was in compliance with its net funded debt to total capitalization covenant under its credit agreement at December 31, 2007, there can be no assurance that it will remain in compliance in the near term in light of the factors discussed above and the Company’s forecast of continued operating losses. Based on current forecasts, the Company expects to be in default with its net funded debt to total capitalization covenant to be measured as of the end of the first quarter of 2008, however, the Company has developed a refinancing plan, consisting of the Financing Transactions, to address the upcoming debt maturities which, if successful, will replace the current covenants. Failure to comply with the financial or other covenants of the credit facilities, or failure to refinance the debt as planned, could result in the outstanding borrowings under these facilities becoming immediately due and payable (unless the lenders waive any resulting event of default). See discussion of liquidity and covenants under the “Management’s Operating and Financial Review and Prospects—Business Strategy and Outlook” section of this Annual Report.

B. Dividends

No dividends are in arrears and there has been no other material delinquency not cured within 30 days since the date of filing of our last annual report on Form 40-F.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

On October 29, 2007, we combined with Bowater in a merger of equals to form AbitibiBowater. As a result of the Combination, we and Bowater became subsidiaries of AbitibiBowater. In the Combination, shareholders of Abitibi generally received 0.06261 shares of AbitibiBowater common stock for each common share of Abitibi they owned and shareholders of Bowater received 0.52 shares of common stock of AbitibiBowater for each share of Bowater common stock they owned. The exchange ratio resulted in approximately 48% of AbitibiBowater being owned by former Abitibi shareholders and approximately 52% of AbitibiBowater being owned by former Bowater shareholders. In connection with the Combination, we terminated our reporting requirements under Section 13(a), Section 15(d) and Section 12(b) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). However, in order to comply with reporting covenants contained in our outstanding indentures governing our various notes, debentures and debt securities, the Company is a “voluntary filer” for purposes of the periodic and current reporting requirements of the Securities and Exchange Commission (the “SEC”).

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our President and Vice President and Treasurer, as appropriate to allow timely decisions regarding required disclosure.

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, the President and the Vice President and Treasurer concluded that our disclosure controls and procedures are effective in recording, processing, summarizing, and timely reporting information required to be disclosed in our reports to the Securities and Exchange Commission.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management, more specifically, the President and the Vice President and Treasurer, is responsible for establishing and maintaining adequate internal control over the financial reporting of the Company, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting as well as the preparation and the presentation of the Company’s financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to United States generally accepted accounting principles.

The Company’s management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management has concluded that such internal control over financial reporting was effective based on those criteria as at December 31, 2007. There are no material weaknesses that have been identified by management in this regard, as of December 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company’s independent auditors regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent auditors pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Changes in internal control over financial reporting

On October 29, 2007, Abitibi and Bowater combined in a merger of equals under a newly formed holding company, AbitibiBowater, and Abitibi became a subsidiary of AbitibiBowater. Bowater is deemed to be the “acquirer” of Abitibi for accounting purposes. After the consummation of the Combination, AbitibiBowater extended its Section 404 compliance program under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations under such Act to include the internal controls over financial reporting of both Abitibi and Bowater.

Item 16. [Reserved.]

Item 16A. Audit Committee Financial Expert

Since the Company has terminated its reporting requirements under the Exchange Act, and is no longer subject to stock exchange listing requirements, it is no longer required to maintain an audit committee. Since the Company is no longer required to maintain an audit committee, the Company’s Board of Directors has not identified an “audit committee financial expert.” The Audit Committee of AbitibiBowater oversees financial reporting, internal controls and audit function process of AbitibiBowater and its consolidated subsidiaries, including Abitibi and Bowater on behalf of the AbitibiBowater Board. The AbitibiBowater Audit Committee is currently comprised of six outside directors, all of whom the AbitibiBowater Board has determined are independent as defined under the listing standards of the New York Stock Exchange and the standards of the SEC adopted under the Sarbanes-Oxley Act. The AbitibiBowater Board has determined that Audit Committee Chairman John A. Rolls and members Gary L. Lukassen and Bruce W. Van Saun are each an “audit committee financial expert” as defined by the SEC.

Item 16B. Code of Ethics

AbitibiBowater Inc has adopted a Code of Business Conduct for all employees of AbitibiBowater, its subsidiaries and divisions, including the employees of Abitibi. AbitibiBowater Code of Business Conduct, as well as the AbitibiBowater Board of Directors Code of Business Conduct and Ethics, are published on the website of AbitibiBowater at www.abitibibowater.com. Both codes are in line with the requirements of the Sarbanes-Oxley Act and the NYSE Standards.

Item 16C. Principal Accountant Fees and Services

In 2007and 2006 the aggregate amounts billed for professional services rendered by the Company’s independent auditors, PricewaterhouseCoopers LLP (“PWC”), to the Company and its subsidiaries were approximately as follows:

FEES IN MILLIONS OF DOLLARS	2007	2006
Audit fees	$2.5	$2.9
Audit-related fees	$1.1	$0.6
Tax fees	$1.0	$0.2
All other non-audit fees	$0.1	$0.0

TOTAL	$4.7	$3.7

“Audit fees” are fees for professional services for the audit of the Company’s consolidated financial statements, the Management’s assessment on the effectiveness of internal control over financial reporting and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 and review of quarterly financial statements, services that are normally provided by PWC in connection with statutory and regulatory filings or engagements or any other services performed by PWC to comply with generally accepted auditing standards; “audit-related fees” are fees for assurance and related services that are typically performed by the independent public accountant; “tax fees” are fees for tax compliance, tax advice and tax planning; and “non-audit fees” are fees for any services not included in the first three categories.

Auditors’ Independence

The AbitibiBowater Audit Committee evaluates on a yearly basis the independence of the Company’s auditors and has concluded that PWC is deemed independent.

Policy and Procedures for Pre-Approval of Auditors’ Services

AbitibiBowater’s Audit Committee has adopted a policy requiring that the AbitibiBowater Audit Committee pre-approve all audit and non-audit services (including audit-related, tax and other services) performed by AbitibiBowater’s independent registered public accounting firm for AbitibiBowater, Abitibi and Bowater. Under policies and procedures adopted by the AbitibiBowater Audit Committee, the terms and fees of the annual audit services engagement are subject to approval by the AbitibiBowater Audit Committee prior to the rendering of the services. The AbitibiBowater Audit Committee also reviews and approves non-audit services prior to the rendering of the services. The AbitibiBowater Audit Committee may not approve the provision of non-audit services that the SEC prohibits independent auditors from performing for their audit clients or that are otherwise inconsistent with the independent auditor’s independence. The AbitibiBowater Audit Committee is required to establish annually a budget for services to be performed by AbitibiBowater’s independent accountants, and AbitibiBowater’s management is required to track the independent auditor’s fees against the budget and report at least annually to the committee.

AbitibiBowater’s Chief Financial Officer, Controller or other officer designated by the Board must submit, jointly with the independent registered public accounting firm, requests for the independent registered public accounting firm to provide services to the AbitibiBowater Audit Committee that require pre-approval. Each request must include a statement as to whether both the independent registered public accounting firm and the submitting officer view the provision of the requested services as consistent with the SEC’s rules on auditor independence. The request must be sufficiently detailed to enable the AbitibiBowater Audit Committee to precisely identify the services requested. The AbitibiBowater Audit Committee may delegate pre-approval authority to its chair or one or more other committee members but not to AbitibiBowater’s management. Any committee members with delegated authority must report all pre-approval decisions to the Audit Committee at its next scheduled meeting.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On October 29, 2007, we combined with Bowater in a merger of equals to form AbitibiBowater. As a result of the Combination, we and Bowater became subsidiaries of AbitibiBowater. In the Combination, shareholders of Abitibi generally received 0.06261 shares of AbitibiBowater common stock for each common share of Abitibi they owned and shareholders of Bowater received 0.52 shares of common stock of AbitibiBowater for each share of Bowater common stock they owned. The exchange ratio resulted in approximately 48% of AbitibiBowater being owned by former Abitibi shareholders and approximately 52% of AbitibiBowater being owned by former Bowater shareholders.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements have been filed as a part of this Annual Report:

Item 19. Exhibits

The following exhibits have been filed as part of this Annual Report:

(1)	Exhibits (numbered in accordance with Item 601 of Regulation S-K):

Exhibit No.	Description

2.1*	Combination Agreement and Agreement and Plan of Merger dated as of January 29, 2007 among Alpha-Bravo Holdings Inc., Abitibi-Consolidated Inc., Bowater Incorporated, Alpha-Bravo Merger Sub Inc., and Bowater Canada Inc. (incorporated by reference to Exhibit 2.1 to Bowater Incorporated’s Form 8-K filed January 29, 2007).

2.1.1*	First Amendment, dated as of May 7, 2007, to the Combination Agreement and Agreement and Plan of Merger dated as of January 29, 2007 among AbitibiBowater Inc., Abitibi-Consolidated Inc., Bowater Incorporated, Alpha-Bravo Merger Sub Inc. and Bowater Canada Inc. (the “First Amendment”) (incorporated by reference to Exhibit 10.1 to Bowater Incorporated’s Form 10-Q filed May 10, 2007 for the Period ended March 31, 2007).

2.2*	Form of Plan Arrangement (incorporated by reference to Annex E to the Joint Proxy Statement/Prospectus/Management Information Circular of AbitibiBowater Inc., filed pursuant to Rule 424(b)(3) on June 25, 2007).

2.3*	Asset and Stock Purchase Agreement dated as of February 10, 2008 between Abitibi Consolidated Sales Corporation and Catalyst Paper Corporation (incorporated by reference to Exhibit 2.3 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

3.1**	Articles of Amalgamation of Abitibi-Consolidated, Inc. dated May 20, 1997.

3.2**	By-Law Number 1 of Abitibi-Consolidated, Inc.

4.1*	Form of Provisions Attaching to the Exchangeable Shares (incorporated by reference to Schedule 1 of Annex F to the Joint Proxy Statement/Prospectus/Management Information Circular of AbitibiBowater Inc., filed pursuant to Rule 424(b)(3) on June 25, 2007).

4.2*	Indenture, dated June 15, 2004, among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada (as Issuer) and the Bank of Nova Scotia Trust Company of New York (as Trustee) (incorporated by reference to Exhibit 7.1 to Abitibi-Consolidated Inc.’s Form F-10 filed July 26, 2004).

4.3*	Indenture, dated November 2001, among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada (as Issuer) and the Bank of Nova Scotia Trust Company of New York (as Trustee) (incorporated by reference to Exhibit 7.1 to Abitibi-Consolidated Inc.’s Form F-9/A filed November 20, 2001).

4.4*	Indenture, dated November 2001, among Abitibi-Consolidated Inc., Abitibi-Consolidated Finance L.P. (as Issuer) and the Bank of Nova Scotia Trust Company of New York (as Trustee) (incorporated by reference to Exhibit 7.1 to Abitibi-Consolidated Inc.’s Form F-9/A filed July 12, 2000).

4.5*	Purchase Agreement among Abitibi-Consolidated Company of Canada, Abitibi-Consolidated Inc., Banc of America Securities LLC, Citigroup Global Markets Inc., CIBC World Markets Corp., Scotia Capital (USA) Inc., NBF Securities (USA) Corp., RBC Dominion Securities Corporation, ABN Amro Incorporated, SG Americas Securities, LLC, Credit Suisse First Boston LLC, Tokyo-Mitsubishi International PLC, dated June 10, 2004 (incorporated by reference to Exhibit 3.1 to Abitibi-Consolidated Inc.’s Form F-10 filed July 26, 2004).

†10.1*	Severance Compensation Agreement between Abitibi-Consolidated Inc. and Pierre Rougeau, dated April 1, 2002 (incorporated by reference to Exhibit 10.2 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.2*	Severance Compensation Agreement between Abitibi-Consolidated Inc. and John W. Weaver, dated February 18, 2006 (incorporated by reference to Exhibit 10.9 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.3*	Severance Entitlements Letter between Abitibi-Consolidated Inc. and John W. Weaver, dated September 25, 2000 (incorporated by reference to Exhibit 10.10 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.4*	Severance Compensation Agreement between Abitibi-Consolidated Inc. and Alain Grandmont, dated April 1, 2002 (incorporated by reference to Exhibit 10.11 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.5*	Severance Compensation Agreement between Abitibi-Consolidated Inc. and Thor Thorsteinson, dated April 1, 2002 (incorporated by reference to Exhibit 10.13 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.6*	Supplemental Executive Retirement Plan of AbitibiBowater Inc.’s subsidiary, Abitibi-Consolidated Inc. (formerly Donohue Inc.) dated December 1999 (incorporated by reference to Exhibit 10.15 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.7*	Supplement Retirement Plan between Donohue Inc. and Yves Laflamme, dated January 27, 2000 (incorporated by reference to Exhibit 10.16 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.8*	Severance Compensation Agreement Letter between Abitibi-Consolidated and Yves Laflamme, dated December 11, 2006 (incorporated by reference to Exhibit 10.17 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.9*	Severance Compensation Agreement between Abitibi-Consolidated and Yves Laflamme, dated September 1, 2006 (incorporated by reference to Exhibit 10.18 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.10*	Severance Compensation Agreement between Abitibi-Consolidated and Jacques Vachon, dated November 10, 1998 (incorporated by reference to Exhibit 10.19 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.20*	Abitibi-Consolidated Executive Deferred Share Units Plan, effective date as of January 1, 2000 (incorporated by reference to Exhibit 10.24 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.21*	Abitibi-Consolidated Inc. Restricted Share Unit Plan, undated (incorporated by reference to Exhibit 10.25 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.22*	Abitibi-Consolidated Deferred Share Unit Plan (Stock plan for non-employee directors), dated March 11, 1998 (incorporated by reference to Exhibit 10.26 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.23*	Abitibi-Consolidated U.S. Supplement Executive Retirement Plan (SERP), as Amended and Restated, dated January 1, 2007 (incorporated by reference to Exhibit 10.27 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.24*	Canadian Supplement Executive Retirement Plan (SERP) for Executive Employees of Abitibi-Consolidated Inc., dated January 1, 1999 (incorporated by reference to Exhibit 10.28 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.25*	Amended and Restated Receivables Purchase Agreement among Abitibi-Consolidated U.S. Funding Corp., Eureka Securitisation, PLC, Citibank, N.A., the Originators Named Herein, Abitibi Consolidated Sales Corporation and Abitibi-Consolidated Inc. dated January 31, 2008 (incorporated by reference to Exhibit 10.40 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.26*	Amended and Restated Purchase and Contributed Agreement among Abitibi-Consolidated Inc., Abitibi Consolidated Sales Corporation, Abitibi Consolidated Sales Corporation and Abitibi-Consolidated U.S. Funding Corp., dated January 31, 2008 (incorporated by reference to Exhibit 10.41 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.27*	Credit Agreement among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada, the Bank of Nova Scotia, Citibank, N.A. and Goldman Sachs Credit Partners, dated October 3, 2005 (incorporated by reference to Exhibit 10.42 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.28*	First Amendment, dated September 28, 2006, to the Credit Agreement among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada, the Bank of Nova Scotia, Citibank, N.A. and Goldman Sachs Credit Partners, dated October 3, 2005 (incorporated by reference to Exhibit 10.43 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.29*	Second Amendment, dated November 24, 2006, to the Credit Agreement among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada, the Bank of Nova Scotia, Citibank, N.A. and Goldman Sachs Credit Partners, dated October 3, 2005 (incorporated by reference to Exhibit 10.44 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.30*	Third Amendment, dated July 16, 2007, to the Credit Agreement among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada, the Bank of Nova Scotia, Citibank, N.A. and Goldman Sachs Credit Partners, dated October 3, 2005 (incorporated by reference to Exhibit 10.45 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.31*	Fourth Amendment, dated August 14, 2007, to the Credit Agreement among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada, the Bank of Nova Scotia, Citibank, N.A. and Goldman Sachs Credit Partners, dated October 3, 2005 (incorporated by reference to Exhibit 10.46 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.32*	Fifth Amendment, dated December 27, 2007, to the Credit Agreement among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada, the Bank of Nova Scotia, Citibank, N.A. and Goldman Sachs Credit Partners, dated October 3, 2005 (incorporated by reference to Exhibit 10.47 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

21.1**	Subsidiaries of the Company.

31.1**	Certification of President Pursuant to Section 302.

31.2**	Certification of Vice President and Treasurer Pursuant to Section 302.

*	Previously filed and incorporated herein by reference
**	Filed with this Form 20-F.
†	This is a management contract or compensatory plan or arrangement.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Abitibi-Consolidated Inc.

Per:	/s/ John W. Weaver
President
Date: March 31, 2008

Per:	/s/ William G. Harvey
Vice President and Treasurer
Date: March 31, 2008

Independent Auditors’ report

To the Shareholders of Abitibi-Consolidated Inc.

We have audited the accompanying consolidated balance sheets of Abitibi-Consolidated Inc. as at December 31, 2007 and 2006, and the related consolidated statements of earnings (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles. In addition, in our opinion, the financial statement schedule listed in the accompanying Index to financial statements presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

(Signed PricewaterhouseCoopers LLP)

Chartered Accountants

Montréal, Québec, Canada

March 21, 2008

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 21, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

(Signed PricewaterhouseCoopers LLP)

March 21, 2008, except note 1 which is as of March 31, 2008

Montréal, Québec, Canada

March 21, 2008

Abitibi-Consolidated Inc.

Consolidated Statements of Earnings (Loss)

	Years ended December 31
	2007	2006	2005
	$	$	$
	In millions of Canadian dollars
Sales	4,113	4,851	5,342

Cost of sales, excluding amortization	3,491	3,616	3,910
Amortization of property, plant and equipment	411	424	492
Amortization of intangible assets	17	16	16
Distribution costs	461	509	581
Countervailing, anti-dumping and other duties	11	28	67
Lumber duties refund	—	(197)	—
Selling, general and administrative expenses	224	143	179
Closure costs, impairment and other related charges (note 5)	503	5	431
Net gain on disposition of assets (note 6)	(98)	(20)	(58)

Operating income (loss) from continuing operations	(907)	327	(276)
Interest expense	333	330	374
Gain on translation of foreign currencies	(446)	(10)	(101)
Net gain on dilution of interest in subsidiary (note 7)	(33)	—	—
Other expenses, net (note 8)	14	5	48

Earnings (loss) from continuing operations before the following items	(775)	2	(597)
Income tax recovery (note 9)	(81)	(85)	(271)
Share of earnings (losses) from investments subject to significant influence	1	4	2
Non-controlling interests	(21)	(37)	(29)

Earnings (loss) from continuing operations	(714)	54	(353)
Earnings from discontinued operations (note 10)	—	—	3

Net earnings (loss)	(714)	54	(350)

Going concern (note 1)

Consolidated Statements of Comprehensive Income (Loss)
	Years ended December 31
	2007	2006	2005
	$	$	$
	In millions of Canadian dollars
Net earnings (loss)	(714)	54	(350)
Other comprehensive income (loss), net of income taxes
Foreign currency translation adjustment	(180)	12	60
Reclassification to earnings of gains on derivatives designated as cash flow hedges, net of income taxes of $11 in 2007 (nil for 2006 and 2005)	(25)	—	—
Change in unrealized gains on derivatives designated as cash flow hedges, net of income taxes of $23 in 2007 (nil for 2006 and 2005)	52	—	—

Total other comprehensive income (loss), net of income taxes	(153)	12	60

Comprehensive income (loss)	(867)	66	(290)

See accompanying notes to consolidated financial statements.

Abitibi-Consolidated Inc.

Consolidated Statements of Cash Flows

	Years ended December 31
	2007	2006	2005
	$	$	$
	In millions of Canadian dollars
Operating activities
Earnings (loss) from continuing operations	(714)	54	(353)
Amortization	428	440	508
Future income taxes (note 9)	(96)	(68)	(194)
Loss (gain) on translation of foreign currency long-term debt	(529)	6	(154)
Employee future benefits, excess of funding over expense	(43)	(73)	(65)
Net gain on dilution resulting from units issued by a subsidiary (note 7)	(33)	—	—
Non-cash closure costs, impairment and other related charges (note 5)	403	—	390
Net gain on disposition of assets (note 6)	(98)	(20)	(58)
Non-controlling interests	21	37	29
Other non-cash items	(8)	23	28
Cash received in monetization of financial instruments (note 20)	24	—	—
Changes in non-cash operating working capital components:
Accounts receivable	65	12	(51)
Inventories	117	(29)	7
Prepaid expenses	8	(1)	4
Accounts payable and accrued liabilities	(13)	(149)	73

Cash flows from (used in) continuing operating activities	(468)	232	164

Financing activities
Increase in short-term debt	25	5	8
Increase in long-term debt	683	558	1,172
Repayment of long-term debt	(335)	(470)	(1,881)
Financing fees	—	—	(14)
Dividends paid to shareholders	—	(22)	(44)
Dividends and cash distributions paid to non-controlling interests	(20)	(44)	(31)
Net proceeds on issuance of units by a subsidiary (note 7)	37	—	—
Other	—	—	1

Cash flows from (used in) financing activities of continuing operations	390	27	(789)

Investing activities
Additions to property, plant and equipment	(107)	(165)	(177)
Additions to intangible assets	—	(3)	—
Net proceeds on disposal of property, plant and equipment and other assets	135	32	64
Business acquisitions, net of cash and cash equivalents (note 4)	—	—	(13)
Net proceeds on disposal of discontinued operations (note 4)	—	—	693
Receipt on note receivable	—	10	—
Cash subject to restriction (note 17)	(24)	—	—
Other	3	3	(1)

Cash flows from (used in) investing activities of continuing operations	7	(123)	566

Cash generated by (used in) continuing operations	(71)	136	(59)
Cash generated by discontinued operations (note 10)	—	—	3

Increase (decrease) in cash and cash equivalents	(71)	136	(56)
Foreign currency translation adjustment on cash and cash equivalents	(13)	5	(4)
Cash and cash equivalents, beginning of year	216	75	135

Cash and cash equivalents, end of year	132	216	75

Cash and cash equivalents, end of year, related to:
Cash of continuing operations	83	68	51
Cash equivalents of continuing operations	49	148	16

Cash and cash equivalents, end of year	132	216	67

Cash flows related to:
Interest paid	324	321	376
Income taxes paid (received)	12	(4)	(40)

See accompanying notes to consolidated financial statements.

Abitibi-Consolidated Inc.

Consolidated Balance Sheets

	As at December 31
	2007	2006
	$	$
	In millions of Canadian dollars
ASSETS
Cash and cash equivalents	132	216
Accounts receivable, net	303	362
Inventories, net (note 12)	530	683
Prepaid expenses	44	53
Future income taxes (note 9)	—	70

Total current assets	1,009	1,384

Assets held for sale (note 13)	174	—
Property, plant and equipment, net (note 14)	3,015	3,984
Intangible assets, net (note 15)	443	460
Employee future benefits (note 21)	500	452
Future income taxes (note 9)	8	322
Other assets (note 17)	183	200
Goodwill (note 16)	1,240	1,297

Total assets	6,572	8,099

LIABILITIES AND SHAREHOLDERS EQUITY
Accounts payable and accrued liabilities (note 18)	691	779
Short-term debt (note 19)	383	—
Long-term debt due within one year (note 19)	342	72

Total current liabilities	1,416	851

Liabilities associated with assets held for sale (note 13)	19	—
Long-term debt (note 19)	3,001	3,805
Employee future benefits (note 21)	261	262
Future income taxes (note 9)	205	629
Other long-term liabilities (note 22)	55	30
Non-controlling interests	69	71
Commitments and contingencies (note 22)

SHAREHOLDERS’ EQUITY
Capital stock	3,518	3,518
Contributed surplus	43	40
Deficit	(1,591)	(843)
Accumulated other comprehensive loss (note 11)	(424)	(264)

Total shareholders’ equity	1,546	2,451

Total liabilities and shareholders’ equity	6,572	8,099

Going concern (note 1)

See accompanying notes to consolidated financial statements.

Abitibi-Consolidated Inc.

Consolidated Statements of Changes in Shareholders’ Equity

	Years ended December 31
	2007	2006	2005
	$	$	$
	In millions of Canadian dollars
Capital Stock
Common shares, beginning of year	3,518	3,518	3,517
Share purchase financing arrangements	—	—	1

Common shares, end of year(1)	3,518	3,518	3,518

Contributed Surplus
Contributed surplus, beginning of year	40	34	26
Stock option compensation expense	3	6	8

Contributed surplus, end of year	43	40	34

Deficit
Deficit, beginning of year	(843)	(875)	(481)
Transition adjustment on adoption of Financial Instruments standards, net of taxes (note 3)	(34)	—	—
Net earnings (loss)	(714)	54	(350)
Dividends declared(2)	—	(22)	(44)

Deficit, end of year(3)	(1,591)	(843)	(875)

Accumulated other comprehensive loss
Accumulated other comprehensive loss, beginning of year	(264)	(276)	(336)
Transition adjustment on adoption of Financial Instruments standards, net of taxes (note 3)	(7)	—	—
Other comprehensive income (loss)	(153)	12	60

Accumulated other comprehensive loss, end of year(3)	(424)	(264)	(276)

Total shareholders’ equity, end of year	1,546	2,451	2,401

(1)	Abitibi-Consolidated Inc. is authorized to issue an unlimited number of common shares and preferred shares. There were 440 million common shares outstanding at December 31, 2007, 2006 and 2005.
(2)	On July 25, 2006, the board of directors suspended dividend payments. Dividends declared amounted to $0.05 per common share in 2006 and $0.10 per common share in 2005.
(3)	Total of deficit and accumulated other comprehensive loss amounted to $2,015 million at December 31, 2007 (2006 – $1,107 million; 2005 – $1,151 million).

See accompanying notes to consolidated financial statements.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Note 1. Going Concern

These consolidated financial statements of Abitibi-Consolidated Inc. (the “Company” or “Abitibi”) are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due.

The Company is currently experiencing a liquidity shortfall and faces significant near-term liquidity challenges. For the year ended December 31, 2007, the Company reported a net loss of $714 million, negative cash flows from operating activities of $468 million and reported an accumulated deficit of $1,591 million as at December 31, 2007. The Company has a total of $346 million (US$346 million) of long-term debt that matures in 2008: $196 million (US$196 million) principal amount of its 6.95% Notes due April 1, 2008 and $150 million (US$150 million) principal amount of 5.25% Notes due June 20, 2008 issued by Abitibi-Consolidated Company of Canada, a wholly-owned subsidiary of Abitibi. The Company also has revolving credit facilities with commitments totalling $710 million maturing in the fourth quarter of 2008. None of these debts have yet been refinanced. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, substantial doubt as to the appropriateness of the use of accounting principles applicable to a going concern.

To address these near-term liquidity challenges, the Company, and its parent company, AbitibiBowater Inc. (“AbitibiBowater”), have developed a refinancing plan to address upcoming debt maturities and general liquidity needs designed to enable Abitibi to repay the $346 million due in April and June 2008 and to repay all its maturities due in 2009, while continuing to fund the Company’s operations, debt service and capital expenditures, so it can continue as a going concern. This refinancing plan is expected to consist of a US$200-300 million of new senior unsecured exchange notes due 2010; up to US$450 million of a new 364-day senior secured term loan secured by substantially all of the Company’s assets other than fixed assets; approximately US$400 million of new senior secured notes or a term loan due 2011 secured by fixed assets; and US$200-300 million of new convertible notes of AbitibiBowater. The current state of the credit markets is a significant impediment to securing the necessary financing for the Company. There is no assurance that these financing alternatives will ultimately be consummated on terms that are acceptable to the Company or at all.

Management’s most immediate concern is repaying the Company’s April and June debt maturities. If Abitibi is unable to secure adequate new financing, the Company will be unable to make such repayments. In addition, although the Company is in compliance with its net funded debt to total capitalization covenant under credit facilities at December 31, 2007, there can be no assurance that it will remain in compliance in the near term in light of the factors discussed above. Based on current forecasts, the Company expects to be in default with its net funded debt to total capitalization covenant to be measured as of the end of the first quarter of 2008; however, the Company has developed a refinancing plan to address the upcoming debt maturities which, if successful, will replace the current covenants. Failure to comply with the financial or other covenants of the Company’s credit facilities could result in the outstanding borrowings under these facilities becoming immediately due and payable (unless the lenders waive any resulting event of default). In the event of any combination of an inability to repay Abitibi’s 2008 debt maturities or acceleration of indebtedness under credit facilities, the Company may be compelled to seek protection under or be forced into a proceeding under Canada’s Companies' Creditors Arrangement Act.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

The Company's ability to continue as a going concern is dependent upon its ability to refinance or amend its credit facilities, repay its April and June 2008 debt maturities, timely repay all amounts due in 2009, fund its operations, debt service and capital expenditures and generate positive cash flows from operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material. Management has not reflected these adjustments as the Company continues to focus on implementing the series of financing initiatives designed to enable it to continue as a going concern.

Note 2. Organization and Basis of Presentation

Nature of operations

The Company is a leading producer of newsprint and commercial printing papers, as well as wood products. It operates pulp and paper manufacturing facilities in Canada, the United States and the United Kingdom as well as sawmills, remanufacturing facilities and engineered wood facilities in Canada. Abitibi is among the largest recyclers of newspapers and magazines in the world.

Abitibi and Bowater combination

On October 29, 2007, pursuant to a Combination Agreement and Agreement and Plan of Merger, dated as of January 29, 2007, Abitibi and Bowater Incorporated (“Bowater”) became wholly-owned subsidiaries of AbitibiBowater. Bowater is deemed to be the “acquirer” of Abitibi for accounting purposes. Abitibi maintained its pre-acquisition basis of accounting in its consolidated financial statements after the Combination. All Abitibi stock options and other stock-based awards outstanding, whether vested or unvested, were converted into AbitibiBowater stock options or stock-based awards. The number of shares subject to such converted awards was adjusted by multiplying the number of shares by the Abitibi exchange ratio of 0.06261. Similarly, the exercise price of the converted stock options was adjusted by dividing such price by the Abitibi exchange ratio.

Financial statements

These consolidated financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and are not intended to provide certain disclosures which would typically be found in US GAAP financial statements. These measurement and disclosure differences are described in note 26, “Differences between Canadian and United States generally accepted accounting principles”.

Some of the figures for the comparative years in the consolidated financial statements and notes have been reclassified to make them consistent with the presentation for the current year.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned and controlled subsidiaries, and a proportionate share of its interests in joint ventures. The investments in entities subject to significant influence are accounted for using the equity method. All significant transactions and balances between these companies have been eliminated. All consolidated subsidiaries are wholly-owned with the exception of the following:

Consolidated Subsidiary	Abitibi Ownership	Non-Controlling Shareholder	Non-Controlling Shareholder Ownership
Produits Forestiers Saguenay	85.5%	Les Placements H.N.M.A. Inc.	14.5%
Produits Forestiers La Tuque	82.2%	Coopérative Forestière du Haut Saint-Maurice	17.8%
ACH Limited Partnership	75%	Caisse de dépôt et placement du Québec	25%
Manicouagan Power Company	60%	Alcoa Inc.	40%
Augusta Newsprint Company	52.5%	The Woodbridge Company	47.5%
Donohue Malbaie Inc.	51%	New York Times	49%

Proportionately-Consolidated Joint Venture	Abitibi Ownership	Partner	Partner Ownership
Star Lake Hydro Partnership	51%	Enel SpA	49%
Abitibi-LP Engineering Wood Inc.	50%	Louisiana-Pacific Corporation	50%
Abitibi-LP Engineering Wood II Inc.	50%	Louisiana-Pacific Corporation	50%
Produits Forestiers Petit-Paris Inc.	50%	Coopérative Forestière Petit-Paris	50%

Note 3. Summary of Significant Accounting Policies

Use of estimates

In preparing the consolidated financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions. These estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period and the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. The most significant estimates relate to expected future cash flows used in goodwill and long-lived asset impairment testing, future tax asset valuation allowances and assumptions underlying pension accounting. Estimates are based on a number of factors, including historical experience, current events and other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from those estimates under different assumptions or conditions.

Cash and cash equivalents

Cash and cash equivalents generally consist of direct obligations of the United States and Canadian governments and their agencies, demand deposits, banker’s acceptances, investment-grade commercial paper and other short-term investment-grade securities with a maturity of three months or less from the date of purchase. These investments are recorded at cost, which approximates their market value.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Accounts receivable (note 19)

Accounts receivable are recorded at cost, net of an allowance for doubtful accounts that is based on expected collectibility.

Losses on the sale of accounts receivable (through the Company’s securitization program) are calculated by comparing the book value of the accounts receivable sold to the total of the cash proceeds received from the sale and the fair value of the retained interest in such receivables on the date of the transfer. Fair value is determined on a discounted cash flow basis. Losses on the sale of accounts receivable are recognized when incurred and included in “Other expenses, net” in the Consolidated Statements of Earnings (Loss).

As at December 31, 2007, accounts receivable recorded on the balance sheet are net of an allowance for doubtful accounts of $6 million (2006—$3 million).

Inventories (note 12)

Inventories are stated at the lower of cost or market value. Cost includes labor, materials and production overhead and is determined by using the average cost method. Production overhead included in the cost of inventories is based on the normal capacity of the Company’s production facilities. Unallocated overhead, including production overhead associated with abnormal production levels, is recognized in “Cost of sales” in the Consolidated Statements of Earnings (Loss) when incurred.

Timber and timberlands

The Company capitalizes costs related to the acquisition of timber and timberlands. The cost generally includes the acquisition cost of land and timber, property taxes, lease payments, site preparation and other costs. These costs, excluding land, are expensed at the time the timber is harvested, based on annually determined depletion rates, and are included in “Amortization of property, plant and equipment” in the Consolidated Statements of Earnings (Loss). Growth and yield models are used to estimate timber volume on land from year to year. These volumes affect the depletion rates, which are calculated annually based on the capitalized costs and the total timber volume based on the current stage of the growth cycle.

Property, plant and equipment (note 14)

Property, plant and equipment are stated at cost less accumulated amortization and impairment. The cost of the property, plant and equipment is reduced by any investment tax credits or government capital grants received. Amortization is provided on a straight-line basis over the estimated useful lives of the assets. Repair and maintenance costs, including those associated with planned major maintenance, are expensed as incurred. The Company capitalizes interest on borrowings during the construction period of major capital projects as part of the related asset and amortizes the capitalized interest into earnings over the related asset’s remaining useful life.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Asset retirement obligations (note 22)

The Company records an asset and a liability equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists; life is determinable; and a reasonable estimate of fair value can be made, even if the timing and/or settlement of the obligation is conditional on a future event that may or may not be within the Company’s control. The liability is accreted to recognize the passage of time using a credit adjusted risk-free interest rate, and the asset is depreciated over the life of the related equipment or facility. The asset and liability are subsequently adjusted for changes in the amount or timing of the estimated costs.

Environmental costs (note 22)

The Company expenses environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property are capitalized. The liability is determined on a site-by-site basis and recorded at the time it is probable and can be reasonably estimated. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are discounted to their present value when the amount and timing of expected cash payments are reliably determinable.

Impairment of long-lived assets (note 5)

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value of a long-lived asset or group of assets (herein defined as “long-lived asset”) may no longer be recoverable. The recoverability of a long-lived asset to be held and used is tested by comparing the carrying amount of the long-lived asset to the sum of the estimated future undiscounted cash flows expected to be generated by that asset. In estimating the future undiscounted cash flows, the Company uses projections of cash flows directly associated with, and which are expected to arise as a direct result of, the use and eventual disposition of the asset. The principal assumptions include periods of operation, projections of product pricing, sales volumes, production levels, product costs, market supply and demand, foreign exchange rates, inflation and projected capital spending. Changes in any of these estimates could have a material effect on the estimated future undiscounted cash flows expected to be generated by the asset. If it is determined that a long-lived asset is not recoverable, an impairment loss would be calculated equal to the excess of the carrying amount of the long-lived asset over its fair value. Long-lived assets classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. In making its determination of the fair value of a long-lived asset, the Company relies primarily on the discounted cash flow method. Long-lived assets to be disposed of other than by sale are classified as held and used until the long-lived asset is disposed or use has ceased.

Goodwill and other intangible assets (notes 15 and 16)

Goodwill is tested for impairment annually in the fourth quarter of each year and when events or changes in circumstances indicate that goodwill might be impaired. The Company’s reporting units’ fair values are compared with their respective carrying values, including goodwill. If a reporting unit’s fair value exceeds its carrying value, no impairment loss is recognized. If a reporting unit’s carrying value

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

exceeds its fair value, an impairment charge equal to the difference between the carrying value of the goodwill and the implied fair value of the goodwill is recorded. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit is the implied fair value of goodwill. In making its determination of the fair value of a reporting unit, the Company relies primarily on the discounted cash flow method. This method uses projections of cash flows from each of the reporting units and makes use of several key assumptions.

Intangible assets are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated life of the asset. An impairment loss is recognized in the amount that the intangible asset’s carrying value exceeds its fair value if it is determined that the carrying amount is not recoverable.

Income taxes (note 9)

Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be recovered or settled. Valuation allowances are recognized to reduce future tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, the Company considers its history of earnings and losses in recent years, estimates of future taxable income and tax planning strategies. The Company has not provided for income taxes on the undistributed earnings of certain of its foreign subsidiaries, as it has specific plans for the reinvestment of such earnings. Investment tax credits are recognized in earnings as a reduction of research and development expenses, as part of cost of goods sold, when the Company has made the qualifying expenditures and there is a reasonable assurance that the credits will be realized.

Employee future benefits (note 21)

Net periodic benefit costs are recognized as employees render the services necessary to earn the pension and other postretirement benefits. The pension plans’ obligations are determined in accordance with the projected benefit method prorated on services. The Company accrues the cost of defined benefit plans and other postretirement benefits based on assumptions determined by the Company. The determination of the net periodic benefit cost includes:

•	the cost of pension benefits provided in exchange of employees’ services rendered during the year;

•	the interest cost of pension obligations;

•

the expected long-term return on pension fund assets, which is based on a market-related value determined using a five-year moving average market value for equity securities and fair value for other asset classes;

•	gains or losses on settlements, curtailments and special early retirement;

•	the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans (approximately 10 years); and

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

•

the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets, at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

Amounts paid by the Company to match employees’ contributions in its defined contribution plans are expensed as incurred.

Financial instruments (note 20)

Effective January 1, 2007, the Company records all derivatives as either assets or liabilities in the balance sheet at fair value (refer to the “Recent changes in accounting standards—Financial instruments” section of this note for more information on the Company’s adoption of the new accounting standards on January 1, 2007 and related impact on the financial statements). Changes in the fair value of a derivative that has been designated and qualifies as a cash flow hedge are deferred and recorded as a component of “Accumulated other comprehensive loss” until the underlying transaction is recorded in earnings. At that time, gains or losses are reclassified from “Accumulated other comprehensive loss” to the Consolidated Statements of Earnings (Loss) on the same line as the underlying transaction has been recorded (sales, cost of sales or interest expense). Any ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings. Changes in the fair value of a derivative that has not been designated or does not qualify for hedge accounting treatment are recognized in earnings immediately. The Company hedges part of its risk exposure to interest rates on its long-term debt through the use of interest rate swap contracts. Amounts accounted for under interest rate swap agreements are recognized as adjustments to interest expense.

Stock-based compensation plans (note 23)

The Company amortizes the fair value of its stock-based awards over the requisite service period using the straight-line attribution approach. The requisite service period is reduced for those employees who are retirement eligible at the date of the grant or who will become retirement eligible during the vesting period. The fair value of stock options is determined using a Black-Scholes option pricing formula. As of October 29, 2007, the fair values of restricted share units (“RSUs”) and deferred share units (“DSUs”) are determined by multiplying the market price of a share of AbitibiBowater common stock by the number of units (Abitibi common stock before October 29, 2007), and remeasured at each balance sheet date. The cumulative effect of the change in fair value is recognized in the period of the change as an adjustment to compensation cost. Forfeitures of stock-based awards are estimated based on historical experience and recognize compensation cost only for those awards expected to vest. Estimated forfeitures are adjusted to actual experience as needed. Compensation cost for performance-based awards is recognized when it is probable that the performance criteria will be met.

Revenue recognition

The Company’s sales are essentially generated from sales of paper and wood products, which are primarily delivered to the Company’s customers directly from its mills by either truck, boat or rail and typically have the terms free on board (“FOB”) shipping point. For these sales, revenue is typically recorded when the product leaves the mill. Sales are reported net of allowances and rebates, and the

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

following criteria must be met before they are recognized: persuasive evidence of an arrangement exists, delivery has occurred and the Company has no remaining obligations, prices are fixed or determinable, and collectibility is reasonably assured.

Translation of foreign currencies

Self-sustaining foreign operations

Assets and liabilities of self-sustaining foreign subsidiaries and joint ventures are translated into Canadian dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included in accumulated other comprehensive loss in shareholders’ equity. Revenue and expense items are translated into Canadian dollars at the exchange rate in effect on the date on which such items are recognized into earnings.

Translation of other foreign currency transactions

Monetary items denominated in foreign currency such as foreign currency debt are translated at the year-end exchange rate. The resulting exchange gains or losses are included in earnings of the year. Realized gains and losses on currency options and forward exchange contracts designated as hedges of anticipated revenues are recognized in earnings when such revenue is earned.

Recent changes in accounting policies

Accounting changes

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

Financial instruments

On January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments—Recognition and Measurement and Section 3865, Hedges. These standards provide accounting guidelines for recognition and measurement of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied.

The Company’s adoption of these new Financial Instruments standards resulted in changes in the accounting for financial instruments and hedges, as well as the recognition of certain transition adjustments that have been recorded in opening deficit or opening accumulated other comprehensive loss as described below. The comparative consolidated financial statements have not been restated other than for the foreign currency translation adjustment, which is now disclosed within accumulated other comprehensive loss. The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

(a) Comprehensive income (loss)

Comprehensive income (loss), established under CICA Section 1530, is defined as the change in equity, from transactions and other events and circumstances from non-owner sources, and is composed of the Company’s net earnings (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are recognized in comprehensive income (loss), but excluded from net earnings (loss), and include foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. The components of comprehensive income (loss) are disclosed in the Consolidated Statements of Comprehensive Income (Loss).

(b) Financial assets and financial liabilities

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. They are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Held-for-trading:

Financial instruments classified as held-for-trading are carried at fair value at each balance sheet date with the changes in fair value recorded in net earnings (loss) in the period in which these changes arise.

Held-to-maturity investments, loans and receivables and other financial liabilities:

Financial instruments classified as loans and receivables, held-to-maturity investments and other financial liabilities are carried at amortized cost using the effective interest method. The interest income or expense is included in net earnings (loss) over the expected life of the instrument.

Available-for-sale:

Financial instruments classified as available-for-sale are carried at fair value at each balance sheet date with the changes in fair value recorded in other comprehensive income (loss) in the period in which the changes arise. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through earnings (loss) whenever it is necessary to reflect other-than-temporary impairment. Upon derecognition, all cumulative gain or loss is then recognized in net earnings (loss).

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. The Company’s investments consist of equity accounted for investments which are excluded from the scope of this standard. Accounts payable and accrued liabilities, short-term debt and long-term debt, including interest payable are classified as other liabilities, all of which are measured at amortized cost.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

(c) Derivatives and hedge accounting

Embedded derivatives:

All derivative instruments are recorded in the consolidated balance sheets at fair value at each balance sheet date. Derivatives may be embedded in other financial instruments (the “host instrument”). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument. Under the new standards, embedded derivatives are treated as separate derivatives if their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value at each balance sheet date with subsequent changes recognized in net earnings (loss) in the period in which the changes arise. The Company selected January 1, 2003 as its transition date for embedded derivatives, which is the latest date that could be selected according to the accounting standard.

Hedge accounting:

At the inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Company also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. Under the new standards, all derivatives are recorded at fair value. These derivatives are recorded in accounts receivable or accounts payable. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and, if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives not designated as hedges are recognized in the Consolidated Statements of Earnings (Loss). When derivatives are designated as hedges, the Company classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); or (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges).

Fair value hedge:

The Company has outstanding interest rate swap contracts, which it designates as a fair value hedge related to variations of the fair value of its long-term debt due to change in LIBOR interest rates. Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the Consolidated Statements of Earnings (Loss). A corresponding adjustment amounting to changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk is recorded as an adjustment of the hedged item and to earnings. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in “Interest expense” in the Consolidated Statements of Earnings (Loss). If a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of the hedged item is amortized to the Consolidated Statements of Earnings (Loss) based on a recalculated effective interest rate over the residual period to

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

maturity, unless the hedged item has been derecognized in which case it is released to the Consolidated Statements of Earnings (Loss) immediately. Upon adoption of the new standards, the Company recorded an increase in accounts payable of $37 million, and a decrease of $37 million in long-term debt.

Cash flow hedge:

The Company has outstanding options and forward exchange contracts, which it designates as cash flow hedges of anticipated future revenue for a maximum period of two years. The amounts and timing of future cash flows are projected on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate cash flows over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in comprehensive income (loss). Any gain or loss in fair value relating to the ineffective portion is recognized immediately in “Sales” in the Consolidated Statements of Earnings (Loss). Amounts accumulated in other comprehensive income (loss) are reclassified to the Consolidated Statement of Earnings (Loss) in the period in which the hedged item affects earnings. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in accumulated other comprehensive income (loss) at that time remains in accumulated other comprehensive income (loss) until the forecasted transaction is eventually recognized in the Consolidated Statements of Earnings (Loss). When it is probable that a forecasted transaction will not occur, the cumulative gain or loss that was reported in other comprehensive income (loss) is immediately transferred to the Consolidated Statements of Earnings (Loss). Upon adoption of the new standards, the Company recorded an increase in accounts payable of $10 million, an increase of $3 million of future income tax assets, and an increase of $7 million net of taxes in accumulated other comprehensive loss.

(d) Deferred financing fees

Under the new standards, transaction costs related to the issuance or acquisition of financial assets and liabilities (other than those classified as held-for-trading) may be either all recognized into earnings (loss) as incurred, or are recorded with the asset or liability to which they are associated and amortized using the effective-interest rate method. Previously, the Company had deferred these costs and amortized them over the life of the related financial asset or liability.

The Company elected to recognize all such costs into earnings (loss). As a result, the Company wrote-off deferred financing costs of $39 million and income taxes of $5 million, resulting in a $34 million adjustment to deficit on January 1, 2007.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

The following table summarizes the transition adjustments required to adopt the new standards:

	Deficit		Accumulated other comprehensive loss
	Before tax	After tax	Before tax	After tax
	$	$	$	$
Adoption of new accounting policies for:
Deferred financing costs	(39)	(34)	—	—
Cash flow hedges	—	—	(10)	(7)

	(39)	(34)	(10)	(7)

The fair value of financial instruments is determined using price quoted on active markets, when available, and recognized valuation models using observable market-based inputs.

Accounting principles issued but not yet implemented

Financial instruments—disclosure and presentation

In December 2006, the CICA published the following two sections of the CICA Handbook: Section 3862, Financial Instruments—Disclosures and Section 3863, Financial Instruments—Presentation. These standards introduce disclosure and presentation requirements that will enable financial statements' users to evaluate, and enhance their understanding of the significance of financial instruments for the entity's financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed.

Capital disclosures

In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of both qualitative and quantitative information that enables financial statements' users to evaluate the entity's objectives, policies and processes for managing capital.

Inventories

In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on the determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.

Those standards must be adopted by the Company for the fiscal year beginning on January 1, 2008. While the Company is currently assessing the impact of these new recommendations on its financial statements, it does not expect the recommendations to have a significant impact on its financial position, earnings or cash flows.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Note 4. Acquisition and Divestiture

Divestiture

On November 17, 2005, the Company completed the sale of its 50% share ownership in Pan Asia Paper Company Pte Ltd (“PanAsia”) to Norske Skogindustrier ASA of Norway for a cash consideration of $712 million (US$600 million), less $11 million of post-closing transaction costs, plus a cash purchase price adjustment of up to US$30 million depending on the achievement of certain financial performance objectives in 2006. No price adjustment has been booked as at December 31, 2007. The Company recorded a gain of $3 million (loss of $10 million net of income taxes) related to this transaction in “Earnings from discontinued operations” in the Consolidated Statements of Earnings (Loss).

Acquisition

In 2005, the Company acquired the remaining 57% of the softwood sawmill assets owned by Gestofor Inc. The sawmill is located in Saint-Raymond de Portneuf, Québec. The results of the acquired business have been included in the consolidated financial statements since January 1, 2005. This acquisition was accounted for using the purchase method of accounting, whereby the total cost of the acquisitions has been allocated to the assets acquired and to the liabilities assumed based upon their respective fair values at the effective date of acquisition.

The fair value of net assets acquired, net liabilities assumed or book value of net assets sold were as follows:

	Net assets sold in 2005	Net assets acquired in 2005
	$	$
Current assets, excluding cash and cash equivalents	174	8
Property, plant and equipment	814	5
Intangible assets	5	21
Other non-current assets	4	—
Goodwill	75	—
Current liabilities	(81)	(1)
Long-term debt	(346)	(1)
Future income tax liabilities	(46)	(8)
Non-controlling interests	(33)	—
Foreign currency translation adjustment	120	—

Fair value of net assets acquired or book value of net assets sold	686	24

Consideration paid (received):
Cash (net of cash and cash equivalents)	(689)	13
Transaction costs payable	(4)	—
Book value of investment in Gestofor Inc.	—	11

	(693)	24

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Note 5. Closure Costs, Impairment and Other Related Charges

The following table provides the components of the closure costs, impairment and other related charges for the years ended December 31:

	2007	2006	2005
	$	$	$
Impairment of long-lived assets	371	(7)	383
Impairment of assets held for sale	58	—	—
Severance and other labour-related costs	71	14	38
Contractual obligations and other commitments	3	(2)	10

	503	5	431

In addition, we recorded pension curtailment charges and inventory write-downs associated with these closures. See note 21, Employee Future Benefits, and note 12, Inventories, net, for additional information.

The following table provides a reconciliation of the mill closure elements provision (excluding defined benefit pension and other benefits cost, early retirement program and labour force reductions, inventory obsolescence, asset retirement obligations and other gains), for the years ended December 31:

	2007	2006	2005
	$	$	$
Mill closure elements provision, beginning of year	7	38	17
Mill closure elements incurred during the year	73	—	49
Mill closure elements reversed during the year	—	(4)	—
Payments	(20)	(27)	(28)

Mill closure elements provision, end of year	60	7	38

The Company expects to pay most of the balance of the provision for mill closure elements within the next twelve months.

2007

Immediately upon the Combination, AbitibiBowater began a comprehensive strategic review of its operations to reduce costs and improve its profitability. On November 29, 2007, AbitibiBowater announced its decision to reduce its newsprint and specialty papers production capacity by approximately one million metric tons per year during the first quarter of 2008. The reductions include the permanent closure of the Company’s Belgo, Québec, Fort William, Ontario and Lufkin, Texas facilities and the indefinite idling of the Company’s Mackenzie, British Columbia facility, which includes the paper mill and two sawmills directly supporting the paper mill operations.

In February 2008, the Company signed a definitive agreement for the sale of its Snowflake, Arizona facility (see note 13, Assets Held for Sale and Liabilities Associated with Assets Held for Sale, for more information).

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Impairment of long-lived assets

In 2007, as a result of permanent closures, indefinite idling or operating losses of certain facilities, the Company conducted impairment tests on the Alabama River, Belgo, Bridgewater, Iroquois Falls, Lufkin and Snowflake facilities and the “Wood Products” segment.

In testing the recoverability of a long-lived asset, the Company relies primarily on estimates of future cash flows. This methodology contains estimates and judgments that are subjective and uncertain, and thus, may change over time. Several of the key assumptions include periods of operation, projections of product pricing, production levels and sales volumes, product costs, market supply and demand, foreign exchange rates, inflation, weighted average cost of capital and capital spending. The Company derives these assumptions used in its valuation models from several sources. Many of these assumptions are derived from the Company’s internal budgets, which would include existing sales data based on current product lines and assumed production levels, manufacturing costs and product pricing. The Company believes that its internal forecasts are consistent with those that would be used by a potential buyer in valuing its reporting units. The Company’s products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.

Pricing estimates and foreign exchange rates are derived from information generated internally, from industry research firms and from other published reports and forecasts.

The Company recorded impairment charges totalling $371 million on its long-lived assets, relating to the permanent closure of its Belgo ($158 million) and Lufkin ($184 million) mills and a number of other facilities ($29 million). These facilities to be permanently closed will be dismantled, therefore, the fair value of the closed facilities’ assets was nominal and was determined based on the estimated sale and salvage value plus any projected cash generated from its operations through the date of closing.

For the other facilities tested, the Company concluded that the recognition of an impairment charge was not required, as the estimated undiscounted cash flows exceeded the book values. Certain paper mills and sawmills are particularly sensitive to the key assumptions. Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is reasonably possible that changes in future conditions may lead management to use different key assumptions, which could require a material change in the book value of these assets. The total book value of these assets was $1,117 million, as at December 31, 2007.

Impairment of assets held for sale

In connection with the review and approval of the Combination by the antitrust division of the U.S. Department of Justice, the Company agreed, among other things, to sell its Snowflake newsprint mill and certain related assets and liabilities. The Company expects to complete the sale of this facility to Catalyst Paper Corporation in the second quarter of 2008 for approximately $161 million, excluding certain elements of working capital of $19 million that it will retain. The Company recorded an impairment charge of $5 million on that facility’s long-lived assets. Fair values were determined based on the net realizable value of the long-lived assets consistent with the terms of the definitive agreement for the sale of the facility. The Company also recorded an impairment charge of $53 million relating to the goodwill allocated to the facility (see note 16, Goodwill, for more information).

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Other elements

In 2007, the Company also recorded charges of $71 million for severance and other labour-related costs and $3 million for contractual obligations and other commitments relating primarily to the permanent closure of its Belgo, Fort William and Lufkin facilities and the indefinite idling of the Mackenzie facility.

2006

In 2006, the Company recorded a net charge of $5 million mainly pertaining to the severance and other labour-related costs, which was partly offset by a reversal of previously recorded provisions for asset retirement obligations relating to impaired long-lived assets for the Sheldon mill that was sold.

2005

Impairment of long-lived assets

The Company recorded an impairment charge of $215 million, mainly due to the permanent closure of its Stephenville, Newfoundland and Kenora, Ontario newsprint mills. The book value of the property, plant and equipment has been written down to its fair value, which represented the present value of the estimated net proceeds from dismantling, redeployment and disposal based on experience with the disposal of similar assets. The Company also recognized an impairment charge of $125 million related to the property, plant and equipment of the Lufkin paper mill as some of its long-lived assets were no longer recoverable and exceeded their fair value. Furthermore, following the sale of timberlands in the Thunder Bay area, in Ontario, the Company assessed its Fort William paper mill to fair value and recognized an impairment charge of $43 million.

Other elements

With respect to the permanent closure of the Stephenville and Kenora newsprint mills, as well as the Champneuf, Québec sawmill, and the closure of one paper machine at the Bridgewater paper mill, the Company recorded charges of $38 million for severance and other labour-related costs and $10 million for contractual obligations and other commitments.

Note 6. Net Gain on Disposition of Assets

	2007	2006	2005
	$	$	$
Net gain on disposition of timberlands	96	—	53
Net gain on disposition of sawmills and other fixed assets	2	20	5

Net gain on disposition of assets	98	20	58

In 2007, the Company recorded a net gain of $98 million on the sale of approximately 54,000 acres of timberlands and other fixed assets for cash proceeds of $135 million. In 2006, the Company recorded a gain on the disposal of assets relating to the closure of the Sheldon mill in 2004 of $18 million and the Kenora mill in 2005 of $2 million for total cash proceeds of $32 million. In 2005, the

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Company recorded a net gain of $58 million on the sale of timberlands and other fixed assets for cash proceeds of $64 million.

Note 7. Net gain on dilution of interest in subsidiary

Net gain on dilution of interest in subsidiary

On April 1, 2007, the Company completed the transfer of its Ontario hydroelectric assets and related water rights (the “Facilities”) to its wholly owned subsidiary called ACH Limited Partnership (“ACH LP”). On April 2, ACH LP issued new units equivalent to a 25% interest of the partnership to the Caisse de dépôt et placement du Québec (the “Caisse”), for gross proceeds of $48 million. This transaction resulted in a net gain on dilution resulting from units issued by a subsidiary of $33 million, after $11 million of transaction costs ($32 million net of income taxes). The Caisse has also provided ACH LP with a 10-year unsecured 7.132% term loan of $250 million, non recourse to the Company, to partially fund the acquisition of the Facilities. ACH LP has also entered into an unsecured bank credit facility of $15 million, for general business purposes. The facility matures on March 31, 2010 and is non recourse to the Company. The unsecured term loan and unsecured bank credit facility require ACH LP to meet a specific financial ratio, which is met as at December 31, 2007.

Note 8. Other (Income) Expenses, Net

	2007	2006	2005
	$	$	$
Interest income	(12)	(37)	(17)
Gain on transfer of timberlands	(9)	—	—
Discount on sale of accounts receivable (note 19)	25	28	17
Amortization of deferred financing elements related to debt	—	7	13
Premium on early retirement of debt and other elements related to early debt retirement	—	—	32
Other	10	7	3

	14	5	48

Gain on transfer of timberlands

On February 23, 2007, the Company acquired all of the timberlands from its 52.5%-owned subsidiary located in Augusta, Georgia. As a result, the Company recorded a gain on the transfer of $9 million, representing the 47.5% non-controlling interest’s share of the gain recorded by the subsidiary, and a non-controlling interest expense of the same amount.

Interest income

In 2006, interest income includes $32 million related to the settlement of the softwood lumber dispute. In 2005, $11 million of interest income was recognized in relation to tax refunds.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Note 9. Income Taxes

a) Reconciliation of income taxes

The following table provides a reconciliation of income taxes computed at the combined statutory rate, to income tax recovery presented on the consolidated statements of earnings:

	2007	2006	2005
	$	$	$
Income tax expense (recovery) based on combined basic Canadian federal and provincial tax rates (2007 – 32.15%, 2006 – 33.5%, 2005 – 31.6%)	(249)	1	(189)
Manufacturing and processing allowances	—	—	3
Difference in tax rates for foreign subsidiaries	23	5	(6)
Charge (recovery) from change in tax rates	(48)	(94)	9
Non-taxable portion of foreign exchange gain and loss	(85)	2	(30)
Canadian large corporation tax	—	—	6
Tax exempt items	—	—	(50)
Non-taxable portion of gain on disposal of capital assets	—	—	(11)
Charges for calculation of temporary differences	21	12	—
Tax benefit related to the business combination(1)	(106)	—	—
Valuation allowance	360	—	—
Other	3	(11)	(3)

Income tax recovery	(81)	(85)	(271)

(1)	As a result of the business combination with Bowater, the Company has been subject to the acquisition of control rules for Canadian tax purposes. The overall purpose of these rules is to recognize for tax purposes unrealized losses inherent in certain assets at the time of the business combination. Tax benefits have been recognized for such inherent losses to the extent it is considered more likely than not that these losses will be used to offset deferred tax liabilities of the Company.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

b) Components of future income tax assets and liabilities

The temporary differences that give rise to future tax assets and liabilities at December 31 consist of the following:

	2007	2006
	$	$
Future income tax assets
Research and development expenditure pools	172	133
Loss carry forwards	527	532
Valuation allowance	(360)	—

	339	665

Future income tax liabilities
Property, plant and equipment and intangible assets	(315)	(647)
Long-term debt	(196)	(171)
Other	(25)	(84)

	(536)	(902)

	(197)	(237)

Classified in the consolidated balance sheets as:
Net current future income tax assets	—	70
Net non-current future income tax assets	8	322
Net non-current future income tax liabilities	(205)	(629)

	(197)	(237)

c) Loss carry forwards and Research and Development Expenditure Pool

During 2007, a valuation allowance in the amount of $360 million was recorded. Based on operating losses generated by our US operations in 2007, as well as an evaluation of available tax planning strategies, it was determined in accordance with the CICA Handbook Section 3465 that a valuation allowance of $344 million recorded against our net US future tax assets was appropriate. These future tax assets consist primarily of loss carryforwards and pension liabilities in the US. In connection therewith, the income tax benefit ($19 million) that was generated by our current year US operating losses was offset by the $344 million valuation allowance recorded against the net US future tax assets, resulting in a net tax charge of $325 million. The remaining increase in the valuation allowance for an amount of $16 million results from the reversal of a Canadian subsidiary’s net future income tax assets for which it was determined that it was not more likely than not that these assets will be realized.

The Company believes that it is more likely than not that the remaining deferred tax assets will ultimately be realized.

Canadian federal and provincial tax jurisdictions

At December 31, 2007 and 2006, the Company had Canadian federal and provincial (other than Québec) net operating loss carry forwards of $593 million and $104 million, respectively, and Québec

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

net operating loss carry forwards of $597 million and $105 million, respectively. During 2007, a valuation allowance was recorded in an amount of $16 million against these net operating loss carry forwards. These loss carry forwards expire at various dates between 2009 and 2027. In addition, $126 million of Canadian investment tax credit carry forwards expiring between 2011 and 2027 were available to reduce future income taxes.

During 2006, the Canadian tax authorities completed the audits of the 2001 through 2005 fiscal periods for two of the Company’s major Canadian legal entities. The completion of these audits allowed the Company to review certain discretionary tax deductions claimed in previous years. More specifically, the Company elected to reduce for all years audited, the amount of tax depreciation claimed and to defer the deduction of certain research and development expenditures to future years. As a result, the Company has significantly reduced the amount of losses carried forward for Canadian tax purposes.

At December 31, 2007, the Company had a Canadian federal and provincial (other than Québec) research and development expenditure pool of $468 million (2006 – $430 million) and a Québec research and development expenditure pool of $768 million (2005 – $435 million). These research and development expenditure pools do not have expiry dates.

United States federal and state tax jurisdictions

At December 31, 2007 and 2006, the Company had United States federal and state net operating loss carry forwards of $1,103 million (US$1,120 million) and $1,310 million (US$1,124 million), respectively. During 2007, a valuation allowance was recorded in an amount of $344 million against these net operating loss carry forwards. These loss carry forwards expire at various dates between 2019 and 2025.

Other tax jurisdictions

At December 31, 2007 and 2006, the Company had other tax jurisdictions net operating loss carry forwards totalling $70 million and $68 million, respectively. These loss carry forwards do not have an expiry date.

d) Geographic information related to income taxes

Earnings (loss) from continuing operations before income taxes arose in the following tax jurisdictions:

	2007	2006	2005
	$	$	$
Domestic	(663)	(77)	(460)
Foreign	(112)	79	(137)

	(775)	2	(597)

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

The income tax expense (recovery) by geographic distribution is as follows:

	2007	2006	2005
	$	$	$
Current income taxes
Domestic	3	(19)	(80)
Foreign	12	2	3

	15	(17)	(77)

Future income taxes
Domestic	(404)	(95)	(139)
Foreign	308	27	(55)

	(96)	(68)	(194)

Income tax recovery	(81)	(85)	(271)

e) Other disclosures

In the normal course of business, the Company is subject to audits from taxation authorities. These audits may alter the timing or amount of the taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount recorded. The Company believes that taxes recorded on the consolidated balance sheets fairly represent the amount of future tax liability due.

Note 10. Discontinued Operations

On November 17, 2005, the Company completed the sale of its 50% share ownership in PanAsia. Accordingly, the information pertaining to PanAsia is no longer included on a proportionate consolidation basis, but presented as discontinued operations in the Company’s consolidated financial statements.

Condensed earnings from discontinued operations are as follows:

2005
$
Sales	430
Operating profit	33
Non-operating expenses	13
Loss on disposal of business, net of income tax recovery of $13 million	(10)

Earnings from discontinued operations	3

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Condensed cash flows from discontinued operations are as follows:

2005
$
Cash flows from operating activities	36
Cash flows from financing activities	33
Cash flows used in investing activities	(66)

Cash flows generated by discontinued operations	3

Condensed business segments from discontinued operations are as follows:

2005
$
Newsprint
Sales	354
Amortization	40
Operating income	26
Additions to capital assets	64

Specialty Papers
Sales	76
Amortization	6
Operating income	7
Additions to capital assets	1

Note 11. Accumulated Other Comprehensive Loss

The following table provides the components of “Accumulated other comprehensive loss” in the Consolidated Balance Sheets as at:

	2007	2006
	$	$
Foreign currency translation adjustment	(444)	(264)
Unrealized gains on derivative instruments designated as cash flow hedges, net of taxes of $9 at December 31, 2007	20	—

	(424)	(264)

Note 12. Inventories, net

	2007	2006
	$	$
Newsprint and specialty papers	137	96
Wood products	78	110
Logs, chips and other raw materials	146	260
Production and maintenance supplies	169	217

	530	683

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

In 2007, the Company recorded a $26 million charge for inventory obsolescence in connection with its mill closures (see note 5, Closure costs, impairment and other related charges, for more information).

Note 13. Assets Held for Sale and Liabilities Associated with Assets Held for Sale

Assets held for sale are comprised of the following:

	2007	2006
	$	$
Accounts receivable	2	—
Inventories	15	—
Other current assets	1	—
Property, plant and equipment	156	—

Total assets held for sale	174	—

Liabilities associated with assets held for sale are comprised of the following:

	2007	2006
	$	$
Accounts payable and accrued liabilities	17	—
Other long-term liabilities	2	—

Total liabilities associated with assets held for sale	19	—

In connection with the review and approval of the Combination by the antitrust division of the U.S. Department of Justice, the Company agreed, among other things, to sell its Snowflake newsprint mill and certain related assets and liabilities (see note 5, Closure costs, impairment and other related charges). The Company expects this sale to close in April 2008, once all conditions to close, including a financing condition, which is expected to be satisfied in part by a fully backstopped rights offering, and certain customary closing conditions, have been satisfied.

Additionally, the Company’s Fort William facility and some timberlands are being held for sale at December 31, 2007. The Company plans to complete the sale of these assets in early 2008 for an amount that exceeds their individual carrying values.

The assets and liabilities to be sold are carried on the Consolidated Balance Sheets as of December 31, 2007 at the lower of carrying value or fair value less costs to sell.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Note 14. Property, Plant and Equipment

	Range of estimated useful lives in years	2007			2006
		Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
		$	$	$	$	$	$
Buildings, pulp and paper mill production equipment	20-40	4,360	2,057	2,303	6,220	3,015	3,205
Sawmill production equipment	10-12	644	509	135	640	458	182
Woodlands, roads, timberlands, camps and equipment	10-20	251	115	136	347	170	177
Hydroelectric power plants	40	558	150	408	554	141	413
Construction in progress		33	—	33	7	—	7

		5,846	2,831	3,015	7,768	3,784	3,984

Interest expense of $1 million has been capitalized in connection with capital projects in 2007 (nil in 2006 and 2005). As at December 31, 2007, the net book value of idled and permanently closed plant facilities amounted to $219 million (2006 – $273 million).

Note 15. Intangible Assets

	Range of estimated useful lives in years	2007			2006
		Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
		$	$	$	$	$	$
Water Rights	40	503	97	406	503	84	419
Cutting Rights	25-33	97	60	37	97	56	41

		600	157	443	600	140	460

Based on the current carrying value of intangible assets subject to amortization, the estimated amortization expense will be $17 million in each year from 2008 through 2012. As acquisitions and dispositions occur in the future, these amounts may vary.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Note 16. Goodwill

	2007			2006
	Newsprint	Specialty Papers	Total	Newsprint	Specialty Papers	Total
	$	$	$	$	$	$
Goodwill, beginning of year	858	439	1,297	857	439	1,296
Goodwill allocated to assets held for sale	(53)	—	(53)	—	—	—
Foreign exchange adjustment	(4)	—	(4)	1	—	1

Goodwill, end of year	801	439	1,240	858	439	1,297

In connection with the definitive agreement for the sale of its Snowflake facility, goodwill associated with Snowflake of $53 million has been included in the carrying amount of the group of Snowflake assets held for sale in determining the impairment on assets held for sale. The amount of goodwill included in the carrying amount was based on the relative fair values of the Snowflake facility to be disposed of, determined based on the net realizable value of the facility’s net assets consistent with the terms of the definitive agreement for the sale of the facility, and the portion of the Newsprint reporting unit that will be retained.

The Company has completed its annual goodwill impairment test in the fourth quarter of 2007, prior to the Combination. The Company has also completed another goodwill impairment test following the Combination. There were no indications of impairment for any of the reporting units as a result of performing the impairment tests. The Company also performed sensitivity analyses under various scenarios and assumptions.

Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit exceeds the book value of the net assets of that reporting unit as at the assessment date. The Company tests its goodwill for impairment using a two-step methodology. This two-step methodology contains estimates and judgments that are subjective and uncertain, and thus, may change over time.

The Company conducted the initial step of the goodwill impairment test, consisting of making the determination of fair value, which the Company does by relying primarily on the discounted cash flows method. This method uses projections of cash flows from each of the reporting units. Several of the key assumptions include periods of operation, projections of product pricing, production levels and sales volumes, product costs, market supply and demand, foreign exchange rates, inflation, weighted average cost of capital and capital spending. The Company derives these assumptions used in its valuation models from several sources. Many of these assumptions are derived from the Company’s internal budgets, which would include existing sales data based on current product lines and assumed production levels, manufacturing costs and product pricing. The Company believes that its internal forecasts are consistent with those that would be used by a potential buyer in valuing its reporting units. The Company’s products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern. Pricing estimates and foreign exchange rates are derived from information generated internally, from industry research firms and from other published reports and forecasts.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

The second step is performed only when the book value exceeds the fair value. Under this scenario, a second test is performed whereby the fair value of the reporting unit’s goodwill is estimated to determine if it is less than its book value. Fair value of goodwill is estimated in the same manner as goodwill is determined in an acquisition, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

The above-listed assumptions used in the calculation models are interrelated. The continuing degree of interrelationship of these assumptions is, in and of itself, a significant assumption. Because of the interrelationship among these assumptions, the Company does not believe it would be meaningful to provide additional sensitivity analysis on any of these individual assumptions, with the exception of paper prices and WACC. Based on the Company’s most probable price outlook scenario, if trend price projections were to decrease by US$25 per tonne, the fair value would be equal to book value for the

“Newsprint” segment and would still exceed book value for the “Specialty papers” segment. If the WACC, which is used to discount the projected cash flows, was lower, the measure of the fair value of the Company’s assets would increase. Conversely, if the WACC was higher, the measure of the fair value of the Company’s assets would decrease. If the estimate of WACC was to increase by 25 basis points, the fair values of each of the reporting units would continue to exceed their book values amounts.

In future measurements of fair value, adverse changes in any of these assumptions could result in an impairment of goodwill that would require a non-cash charge to the Consolidated Statements of Earnings (Loss) and may have a material effect on the Company’s financial condition and operating results.

Note 17. Other Assets

	2007	2006
	$	$
Research and development tax credits	129	114
Deferred financing fees	—	39
Cash subject to restriction	24	—
Investments	7	10
Other	23	37

	183	200

As of December 31, 2007, ACH LP had $24 million of restricted cash. Of this amount, $18 million will be used over the next three years to realize a capital project related to the its Ontario hydroelectric assets and related water rights and $6 million is required as reserves under the term loan credit agreement (see note 7, Net gain on dilution of interest in subsidiary, for more information).

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Note 18. Accounts Payable and Accrued Liabilities

The components of accounts payable and accrued liabilities as at December 31 are as follows:

	2007	2006
	$	$
Trade payables	330	386
Accrued Interest	72	79
Compensated absences accrued	69	76
Provision for mill closure elements (note 5)	60	7
Payroll-related liabilities	56	65
Freight payable	22	30
Employee future benefits (note 21)	18	24
Payable on capital projects	14	15
Stumpage fees and silviculture payable	11	26
Income and other taxes payable	9	17
Provision for asset retirement obligations (note 22b)	8	1
Provision for environmental costs (note 22b)	7	13
Other	15	40

	691	779

Note 19. Short-Term Debt, Long-Term Debt and Accounts Receivable Securitization Program

a) Short-Term Debt

	2007	2006
	$	$
Canadian and U.S. revolving facilities bearing interest at floating rates based on bankers’ acceptances, prime, U.S. base rate or LIBOR, maturing in November and December 2008	383	—

The revolving bank credit facilities provide $710 million of credit in two components: “Facility A” is a $510 million revolving credit facility secured by certain fixed assets and “Facility B” is a $200 million revolving credit facility secured by certain working capital elements. The carrying value of the secured assets is $920 million as of December 31, 2007. Amounts drawn do not require reimbursement before maturity. As at December 31, 2007, the Company had outstanding letters of credit pursuant to this revolving facility, for an amount of $75 million (2006 – $93 million). The unused portion of the facilities incurs a commitment fee of 0.7%.

Since December 31, 2007, the Company borrowed additional amounts under its revolving credit facilities.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Financial covenants under the Company’s revolving credit facilities agreement (“credit agreement”) must be maintained at the end of each financial quarter based upon the Company’s consolidated financial results and consist of the following two ratios:

i.	a maximum ratio of net funded debt (including all advances under the Company’s revolving credit facilities and the outstanding amount of any securitization programs, less cash and cash equivalents) to total capitalization (generally defined as equity and net funded debt) of 70% until December 31, 2007 and 65% thereafter; and

ii.	a minimum ratio of EBITDA (generally defined as net income, excluding extraordinary and non-recurring gains (or losses), gains (or losses) from assets sales or abandonments or reserves related thereto, and non-controlling interest items, plus interest expenses, plus income taxes plus amortization and depreciation) to interest expense of 1.50 to 1. This ratio has been waived, as noted below, until the end of the second quarter of 2008.

In July 2007, the Company amended its credit agreement to waive its interest coverage ratio requirement until the end of the second quarter of 2008 and also waived certain other provisions to permit the reorganization and rationalization of its corporate structure.

The Company’s credit agreement limits its ability to provide financial assistance in favour of any person that is not an Abitibi subsidiary, including its parent AbitibiBowater. However, the Company (including its subsidiaries) may (1) pay dividends or make other distributions to its shareholders and (2) guarantee the funded debt of any other person (certain subsidiaries of the Company are restricted however in their ability to incur funded debt and to guarantee funded debt of other persons).

Although the Company is in compliance with its net funded debt to total capitalization covenant under its credit agreement at December 31, 2007, there can be no assurance that it will remain in compliance in the near term in light of the factors discussed above and the Company’s forecast of continued operating losses. Based on current forecasts, the Company expects to be in default with its net funded debt to total capitalization covenant to be measured as of the end of the first quarter of 2008, however, the Company has developed a refinancing plan to address the upcoming debt maturities which, if successful, will replace the current covenants. Failure to comply with the financial or other covenants of the credit facilities, or failure to refinance the debt as planned, could result in the outstanding borrowings under these facilities becoming immediately due and payable (unless the lenders waive any resulting event of default).

ACH LP entered into an unsecured $15 million credit facility, which requires ACH LP to meet a specific financial ratio.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

b) Long-Term Debt

	2007	2006
	$	$
Recourse
Canadian and U.S. revolving facilities bearing interest at floating rates based on bankers’ acceptances, prime, U.S. base rate or LIBOR, maturing in November and December 2008	—	193
US$15 million 6.95% notes matured on December 15, 2006	—	—
US$61 million 7.625% notes due May 15, 2007	—	71
US$196 million 6.95% notes due April 1, 2008	193	223
US$150 million 5.25% notes due June 20, 2008	148	175
US$150 million 7.875% notes due August 1, 2009	148	173
US$395 million 8.55% notes due August 1, 2010	388	460
US$200 million 7.75% notes due June 15, 2011	205	233
US$200 million, three-month LIBOR plus 3.5% floating-rate notes due June 15, 2011	200	233
US$350 million 6.00% notes due June 20, 2013	350	408
US$450 million 8.375% notes due April 1, 2015	449	524
CAD $250 million 7.132% term loan due March 31, 2017(1)	250	—
US$100 million 7.40% debentures due April 1, 2018	87	102
US$250 million 7.50% debentures due April 1, 2028	204	244
US$250 million 8.50% debentures due August 1, 2029	235	276
US$450 million 8.85% debentures due August 1, 2030	449	524
Other recourse debt	14	14
Non-recourse (9.2% amortized loan maturing April 1, 2023)(2)	23	24

	3,343	3,877
Less: Due within one year	342	72

	3,001	3,805

(1)	Term loan, non recourse to the Company, which requires ACH LP to meet a specific financial ratio.
(2)	Amortized loan, non recourse to the Company, secured by the assets of Star Lake Hydro Partnership.

c) Scheduled long-term debt repayments

$
2008	342
2009	153
2010	393
2011	409
2012	4
Thereafter	2,042

3,343

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

d) Fair value of long-term debt

The estimated fair value of the long-term debt as at December 31, 2007 is at $3,084 million (2006 – $3,499 million) and has been determined based on management’s best estimate of the fair value to renegotiate debt with similar terms at December 31, 2007.

e) Accounts Receivable Securitization Program

Abitibi has historically sold most of its trade accounts receivable through two securitization programs in order to reduce working capital requirements. Under the programs, outstanding proceeds as at December 31, 2007 were $341 million out of total trade receivables sold of $489 million for a difference of $147 million, which is included in “Accounts receivable” in the Consolidated Balance Sheets (2006 – $433 million out of total trade receivables sold of $588 million for a difference of $155 million). Accounts receivable are sold at discounted amounts based on the securitization provider’s funding cost plus a margin. The Company acts as a service agent and administers the collection of the accounts receivable sold pursuant to these agreements. Since the fees received for servicing the accounts receivable approximate the value of services rendered, no servicing asset or liability has been recorded. The amount that can be obtained under the accounts receivable securitization programs depends on the amount and nature of the accounts receivable available to be sold.

In January 2008, one of those programs, which was uncommitted, was terminated and the other, which is committed, was amended to incorporate the receivables of the other and its maturity date was reset so that the Company now maintains an ongoing securitization program committed until July 2009 to obtain aggregate proceeds of up to $350 million from accounts receivable, pursuant to sale agreements.

The net cash paid during the year, $32 million (2006 – $27 million paid, 2005 – $29 million received), is presented as a change in non-cash operating working capital components in the Consolidated Statements of Cash Flows. The net charge during the year is included in “Other expenses (income)” in the Consolidated Statements of Earnings (Loss).

Note 20. Financial Instruments and Risk Management

The Company utilizes certain derivative instruments to enhance its ability to manage risk relating to cash flow exposures. Derivative instruments are entered into for periods consistent with related underlying cash flow exposures and do not constitute positions independent of those exposures. The Company does not enter into contracts for speculative purposes; however, it does, from time to time enter into interest rate, commodity and currency derivative contracts that are not accounted for as accounting hedges.

For derivatives that qualify for hedge accounting, the Company designates the derivative as a hedge at its inception. The Company formally documents all relationships between the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the various hedge transactions. The Company links all hedges that are designated as cash flow hedges to forecasted transactions. Under the terms of its risk management policy, the Company may enter into derivative contracts to hedge forecasted transactions for a period not to exceed two years. The Company also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

changes in cash flows of the hedged items. If it is determined that a derivative is no longer highly effective as a hedge, we discontinue hedge accounting prospectively.

Canadian dollar and U.S. dollar forward contracts and U.S. dollar zero cost tunnels

The Company generates a significant portion of its sales in U.S. dollars. To reduce its exposure to U.S.-Canadian dollar exchange rate fluctuations, the Company has periodically entered into and has designated forward contracts and tunnel contracts to hedge certain of the forecasted U.S. dollar cash inflows, which the Company believes are probable of occurring. Hedge ineffectiveness associated with these forward contracts was negligible for the periods presented.

Interest rate swaps

The Company utilizes interest rate swaps to manage its fixed and floating interest rate mix on its recourse debt portfolio and related cost of borrowing whereby it is committed to exchange with the contracting parties, at specific intervals, the difference between the fixed and floating interest rates calculated by reference to the notional amounts. Interest expense on the debt is adjusted to include payments made or received under these agreements.

Monetization of Financial Instrument

The Company’s foreign exchange instruments were in a substantial gain position at the date of the Combination due to the strengthening of the Canadian dollar against the U.S. dollar. In November 2007, the Board authorized the monetization of the Company’s forward exchange and tunnel contracts. The Company completed the monetization of these derivative instruments in 2007 and, as a result, received cash proceeds of approximately $30 million upon the termination of certain of these contracts. For those contracts that were not terminated, the Company entered into offsetting currency contracts to effectuate the monetization. The change in fair value of the contracts up to the date of the monetization has been recorded in “Accumulated Other Comprehensive Loss”.

Information regarding the Company’s outstanding contracts’ notional amount, fair market value, and range of rates is summarized in the table below. The fair value of our derivative financial instruments is based on current termination values or quoted market prices of comparable contracts.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

The notional amount of these contracts represents the amount to be purchased or sold at maturity and does not represent our exposure on these contracts.

	Notional Amount of Derivatives ($USD)	Asset/(Liability) Fair Market Value	Range of Interest Rates and U.S.$ in CDN$ Exchange Rates
As of December 31, 2007:
Foreign Currency Exchange Agreements:
Buy US dollars due in 2008	70	6	1.1988 - 1.0478
Sell US dollars due in 2008	70	(1)	1.1988 - 1.0049
Interest Rate Swaps(1)	800	(4)	2.53 - 4.73

As of December 31, 2006:
Foreign Currency Exchange Agreements:
Buy US dollars due in 2007	632	(9)	1.1792 - 1.1000
Interest Rate Swaps(1)	800	(37)	2.53 - 4.73

(1)	The interest rate swap contracts are only on a portion of the Company’s debt portfolio and mature in the years 2008 through 2011.

	Notional Amount of Derivatives (Euros)	Asset/(Liability) Fair Market Value	Range of Euro $ in CDN$ Exchange Rates
As of December 31, 2007:
Foreign Currency Exchange Agreements:
Buy Euro dollars due in 2008	—	—	—

As of December 31, 2006:
Foreign Currency Exchange Agreements:
Buy Euro dollars due in 2007	60	(1)	1.5000 - 1.5553

The counterparties to our derivative financial instruments are substantial and creditworthy multi-national financial institutions. The risk of counterparty non-performance is considered to be remote.

Credit risk management

The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, commercial printing, paper converting, advertising and lumber wholesaling and retailing businesses.

The Company is exposed to credit risk on the favourable fair value of its derivative financial instruments. In order to mitigate that risk, the Company contracts its derivative financial instruments with credit-worthy financial institutions and sets a limit on a percentage basis that it can contract with any given financial institution.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Fair value of financial instruments

The book value of the Company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items.

The differences between the carrying and the fair value of financial instruments contracted by the Company arise in part, from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. The effect on the financial statements may vary depending on future changes in interest and exchange rates. See note 19, Short- Term Debt, Long-Term Debt and Accounts Receivable Securitization Program, for a comparison of the carrying and the fair value of the Company’s long-term debt.

Note 21. Employee Future Benefits

a) Defined contribution plans

The Company contributes to several defined contribution, multi-employer and 401(k) plans. The pension expense under these plans is equal to the Company’s contribution. The 2007 pension expense was $14 million (2006 – $15 million, 2005 – $14 million).

b) Defined benefit plans

The Company maintains contributory defined benefit pension plans covering certain groups of employees. The Company has an obligation to ensure that these plans have sufficient funds to pay the benefits earned. These plans provide pensions based on length of service and final average employee earnings. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management’s most probable assumptions.

c) Other benefit plans

The Company provides other benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents. The other benefit expense and the obligation related to the other benefit plans are actuarially determined using management’s most probable assumptions.

d) Description of fund assets

The assets of the pension plans are held by an independent custodian and are accounted for separately in the Company’s pension funds. The pension plan target percentage allocations and weighted average asset allocations as at December 31, by asset category, are as follows:

	Target Allocation %	2007%	2006%
Debt securities	50	53	47
Equity and other securities	50	47	53
	100	100	100

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

e) Funding policy

The Company makes contributions that are required to provide for benefits earned in the year and fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities.

The Company's funding policy is in accordance with the regulatory authorities' requirements and is determined by actuarial valuation conducted at least on a triennial basis for Canadian and United Kingdom pension plans and annually for U.S. pension plans. With regards to all pension plans, the latest actuarial valuations were conducted as at December 31, 2006 for plans representing approximately 89% of the total plan obligations, as at December 31, 2005 for plans representing approximately 5% of the total plan obligations, and at different dates between December 31, 2004 and December 31, 2005 for the remaining plans.

These valuations indicated a funding deficit at that time. Total cash contributions for all the Company’s defined benefit pension plans are expected to be approximately $169 million in 2008 compared to $193 million paid in 2007 (2006 – $206 million).

f) Investment policy

The Company's investment strategy for pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to secure the Company's obligation to pay pension benefits to qualifying employees while minimizing and stabilizing pension expense and contributions. The asset allocation for each plan is reviewed periodically and rebalancing toward target asset mix is made when asset classes fall outside of a predetermined range. Risk is managed for each plan through diversification of asset classes, specific constraints imposed within asset classes, annual review of the investment policies to assess the need for changes, and monitoring of fund managers for compliance with mandates as well as performance measurement. A series of permitted and prohibited investments are listed in the Company's respective investment policies. The policy also permits the use of derivative financial instruments in its asset allocation. Prohibited investments include investments in the equity securities of the ultimate parent company, AbitibiBowater, or its affiliates as well as investments in the Company's debt securities.

g) Expected return on assets assumption

The expected long-term rate of return on plan assets is based on several factors, including input from pension managers, consultants, and projected long-term returns on broad equity and bond indices. Based on the target asset allocation for each asset class, the overall expected rate of return for the portfolio is developed considering the effects of active portfolio management and expenses paid from plan assets.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

h) Information about the Company’s defined benefit pension plans and other benefit plans in aggregate

The following table presents the change in the accrued benefit obligation, the change in the fair value of plan assets and the funded status of the plans:

	Pension Benefit Plans		Other Benefit Plans
	2007	2006	2007	2006
	$	$	$	$
Change in accrued benefit obligation
Accrued benefit obligation, beginning of year	4,234	4,167	251	256
Current service cost	88	94	3	4
Interest cost	219	215	12	13
Plan amendments	4	9	(5)	—
Actuarial loss (gain) on accrued benefit obligation	(161)	7	(19)	(6)
Curtailments, settlements and special early retirement benefits	(17)	—	(25)	—
Foreign exchange loss (gain)	(46)	15	(12)	—
Benefits paid	(260)	(273)	(16)	(16)

Accrued benefit obligation, end of year	4,061	4,234	189	251

Change in fair value of plan assets
Fair value of plan assets, beginning of year	3,627	3,293	—	—
Actual return on plan assets	76	363	—	—
Employer’s contributions	193	206	16	16
Plan participants’ contributions	27	28	—	—
Benefits paid	(260)	(273)	(16)	(16)
Settlement	(5)	—	—	—
Foreign exchange gain (loss) and other	(33)	10	—	—

Fair value of plan assets, end of year	3,625	3,627	—	—

Funded status of the plans
Funded status of the plans (deficit)	(436)	(607)	(189)	(251)
Unrecognized prior service cost	75	96	12	24
Unrecognized actuarial loss	740	837	16	64
Other components	2	2	1	1

Net amount recognized in balance sheets	381	328	(160)	(162)

Included in:
Accrued pension benefit asset	500	452	—	—
Accounts payable and accrued liabilities	(3)	(7)	(15)	(17)
Pension and other postretirement benefit obligations	(116)	(117)	(145)	(145)

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

The following table presents defined benefit pension plans and other benefit plans for which the accrued benefit obligation is in excess of fair value of plan assets:

	Pension Benefit Plans		Other Benefit Plans
	2007	2006	2007	2006
	$	$	$	$
Accrued benefit obligation	3,409	4,021	189	251
Fair value of plan assets	2,934	3,395	—	—

	475	626	189	251

i) Components of periodic cost for defined benefit pension and other benefit plans

The following table presents the periodic cost for the defined benefit pension plans:

	2007	2006	2005
	$	$	$
Current service cost, net of participant contributions	61	66	55
Interest cost	219	215	222
Actual return on assets	(76)	(363)	(350)
Plan amendments	4	9	10
Recognized actuarial loss on accrued benefit obligation	(161)	7	354
Settlement, curtailment and special early retirement	(12)	—	16

Benefit costs before adjustments to recognize the long-term nature of plans	35	(66)	307

Adjustments to recognize the long-term nature of plans:
Difference between expected return and actual return on plan assets	(159)	132	123
Difference between actuarial loss recognized for year and actual actuarial loss on accrued benefit obligation for year	247	55	(323)
Difference between amortization of past service costs for year and actual plan amendments for year	21	4	3

Defined benefit pension cost recognized	144	125	110

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

The following table presents the periodic cost for the other benefit plans:

	2007	2006	2005
	$	$	$
Current service cost, net of participant contributions	3	4	3
Interest cost	12	13	13
Plan amendments	(5)	—	20
Actuarial loss (gain) on accrued benefit obligation	(19)	(6)	23
Curtailment and special early retirement	(25)	—	—

Benefit costs before adjustments to recognize the long-term nature of plans	(34)	11	59

Adjustments to recognize the long-term nature of plans:
Difference between actuarial loss recognized for year and actual actuarial loss on accrued benefit obligation for year	46	10	(20)
Difference between amortization of past service costs for year and actual plan amendments for year	10	3	(19)

Defined benefit cost recognized	22	24	20

j) Events Impacting Net Periodic Benefit Cost for the Year Ended December 31, 2007

In November 2007, the Company announced the permanent closure of its Belgo and Fort William facilities (Note 5. Closure Costs, Impairment and Other Related Charges). In December 2007, the Company announced the termination of certain non-union employees. In December 2007, the Company also announced that benefits under two of its non-union defined benefit plans would be frozen at December 31, 2007 for some employees and at March 31, 2008 and January 1, 2009 for others. As a result, curtailment losses of $11 million and special termination benefits of $2 million were included in net periodic benefit cost of the pension plans.

In December 2007, the Company announced that benefits under certain of its OPEB plans will be eliminated for most employees. As a result, a curtailment loss of $1 million was included in net periodic benefit cost of the OPEB plans.

In December 2007, certain employees received lump-sum or change of control payouts from the Company’s U.S. Supplemental Executive Retirement Plan. Accordingly, settlement losses of $1 million and special termination benefits of $1 million were included in net periodic benefit cost of the pension plans.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

k) Measurement date and assumptions

The Company uses December 31 as the measurement date for all the defined benefit pension plans and other benefit plans. Weighted average assumptions used to determine net defined benefit plan and other benefit costs for the years ended as at December 31, were as follows:

	2007	2006	2005
	%	%	%
Discount rate	5.20	5.25	6.00
Expected long-term return on plan assets	6.90	7.00	7.25
Rate of compensation increase	2.50	3.10	3.10

Weighted average assumptions used to determine benefit obligations as of December 31, were as follows:

	2007	2006
	%	%
Discount rate	5.60	5.25
Rate of compensation increase	2.40	3.10

Assumed health care cost trend rate for other benefit plans as of December 31, was as follows:

	2007	2006
	%	%
Initial health care cost trend rate	8.31	9.75
Cost trend rate declines to	5.00	6.13
Year that the rate reaches the rate it is assumed to remain at	2010	2014

l) Sensitivity analysis

Assumed health care cost trend rate has an effect on the amounts reported for the other benefit plans. A one-percentage-point increase or decrease in assumed health care trend rate would have the following impact on:

	Increase of 1%	Decrease of 1%
	$	$
Net periodic benefit cost	1	(1)
Accrued benefit obligation	12	(11)

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

m) Expected benefit payments

Benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows for the years ending December 31:

	Pension Benefits	Other Benefits	Expected Subsidy Receipts
	$	$	$
2008	239	15	—
2009	240	15	—
2010	241	15	1
2011	249	15	1
2012	337	15	1
2013-2017	1,458	74	3

In 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was passed, which introduced amongst others, a federal subsidy to sponsors of retiree health care benefit plans offering a prescription drug program comparable to Medicare’s drug program. The FASB issued, in 2004, the FASB Staff Position 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which requires employers who sponsor post-retirement health care plans that provide drug benefits to provide some disclosures as to the expectation of the subsidy that will be received. This only applies to the Company’s US other benefit plans.

The estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

Note 22. Commitments and Contingencies

a) Contingencies

In the normal course of business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.

Although the Company considers the provision to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at December 31, 2007, or with respect to future claims, cannot be predicted with certainty. It is management’s opinion that their resolution will not have a material adverse effect on the Company’s consolidated financial position, earnings and cash flows.

b) Environmental matters

The Company is subject to environmental laws and regulations, enacted by Federal, Provincial, State and local authorities.

In 2007, the Company’s operating expenditures for environmental matters, which comprise air emission, effluent treatment, landfill operation and closure, bark pile management and silviculture

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

activities, amounted to $77 million (2006 – $82 million, 2005 – $89 million). The Company made capital expenditures for environmental related matters of $19 million in 2007 (2006 – $20 million, 2005 – $17 million) for the improvement of effluent treatment, air emissions and remedy actions to address environmental compliance.

While the Company believes that it has identified costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations. These efforts may result in the identification of additional environmental costs and liabilities, which cannot be reasonably estimated at this time.

Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, management believes that such additional remediation costs would not have a material adverse effect on the Company’s consolidated financial position, earnings and cash flows.

The following table provides a reconciliation of the environmental provision as of December 31, 2007.

2007
$
Environmental provision, beginning of year	19
Environmental provisions incurred during the year	6
Environmental payments during the year	(2)

Environmental provision, end of year	23

Consists of:
Current portion, included in Accounts payable and accrued liabilities	7
Long-term portion, included in Other long-term liabilities	16

Provisions for environmental matters are not discounted. The Company anticipates that most of the liability as at December 31, 2007 will be paid out over the next five years.

The following table provides a reconciliation of the asset retirement obligations provision as of December 31, 2007.

2007
$
Asset retirement obligations provision, beginning of year	18
Asset retirement obligations provisions incurred during the year	26
Asset retirement obligations payments during the year	(1)

Asset retirement obligations provision, end of year	43

Consists of:
Current portion, included in Accounts payable and accrued liabilities	8
Long-term portion, included in Other long-term liabilities	35

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

In 2007, as part of its comprehensive strategic review, the Company announced the permanent closure of the Belgo and Lufkin paper mills. As a result, the Company was able to estimate the fair value for certain asset retirement obligations that were conditional upon closing of the facilities and previously could not be estimated since the settlement date of the obligation was indeterminate, and recorded a provision of $26 million within the “Impairment of long-lived assets” component of “Closure costs, impairment and other related charges” in the Consolidated Statements of Earnings (Loss).

Provisions for asset retirement obligations are discounted. The Company anticipates that most of the liability at December 31, 2007 will be paid out over the next five years. The Company has also identified other asset retirement obligations that have an indeterminate settlement date for which fair value is not reasonably estimable, and as a result, no liability has been recorded. A liability stemming from these asset retirement obligations will be accounted for in the period in which there is sufficient information to set an obligation maturity schedule.

c) Commitments

In the normal course of its business activities, the Company has commitments under various operating leases and purchase obligations for expected cash outflows for the following years as presented herein:

$
2008	55
2009	42
2010	37
2011	34
2012	32
Thereafter	89

289

Total rental expense for operating leases was $87 million in 2007, $70 million in 2006 and $63 million in 2005.

d) Indemnities

The Company has, over time, sold portions of its business. Pursuant to these sale agreements, the Company may have to indemnify the purchasers because of representations, guarantees and related indemnities made by the Company on issues such as tax, environment, litigation, employment matters or as a result of other indemnification obligations. These types of indemnification guarantees generally extend for periods not exceeding 10 years.

The Company is unable to estimate the potential liability for these types of indemnification guarantees as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. However, the maximum guarantee is not to exceed the proceeds from the disposal, accordingly, no provisions have been recorded.

Historically, the Company has not incurred any significant expense under such agreements.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Note 23. Stock-Based Compensation Plans

Prior to the Combination, the Company maintained various incentive stock plans (“pre-combination plans”) that provided for grants of Abitibi stock options, restricted stock units (“RSUs”) and deferred stock units (“DSUs”) to Company directors, officers and key employees. As a result of the Combination, the pre-combination plans have been modified and replaced with stock options, RSUs and DSUs of AbitibiBowater (“post-combination plans”), under substantially the same terms and conditions that existed under the pre-combination Abitibi plans. On the Combination, outstanding grants under the pre-combination plans have been converted into equivalent grants of AbitibiBowater using the Abitibi exchange ratio of 0.06261.

With the exception of the stock option plans which are described more fully below, over the last three years, including the current year effect of the aforementioned modifications of the plans, no significant expense was incurred for the RSU and DSU pre and post-combination plans and there were no significant amounts payable.

Stock option plans

Prior to the Combination, the Company had stock option plans for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the grant date of the option. The right to exercise the options generally vests over a period of four years of continuous employment or immediately for non-employee directors of the Company. The options can be exercised over a period not to exceed 10 years from the date of the grant. No more grants will be made under the pre-combination plans.

The Company records stock option expense based on the fair value-based method and during the year ended December 31, 2007, under the pre-combination stock option plans, as described above, an amount of $3 million (2006 – $6 million; 2005 – $8 million) was included in “Contributed surplus” in the Consolidated Balance Sheets in conjunction with the recognition of stock-based compensation expense. The related expense is included in “Selling, general and administrative expenses” in the Consolidated Statements of Earnings (Loss).

Since the Combination, benefits earned by Company directors, officers and employees under the post-combination plans are recorded by the Company in the Consolidated Statements of Earnings (Loss) as stock based compensation expense with an equivalent amount now considered as contributed surplus from the parent company, AbitibiBowater.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

The fair value of each option granted under the pre-combination plans during the years ended December 31, 2007, 2006 and 2005, was estimated on the granting date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2006	2005
Assumptions
Dividend yield	—	2.5%	1.6%
Volatility	37.2%	36.6%	25.4%
Risk-free interest rate	4.0%	4.1%	4.1%
Expected option lives (in years)	6.1	6.1	6.1
Weighted average fair value of each option ($/option)	1.42	1.32	2.11

A summary of the status of the pre-Combination stock option plans as at December 31, 2007, 2006 and 2005, and changes during the years ended on those dates is presented below:

	2007		2006		2005
	Options (in millions of shares)	Weighted average exercise price ($ per option)	Options (in millions of shares)	Weighted average exercise price ($ per option)	Options (in millions of shares)	Weighted average exercise price ($ per option)
Outstanding, beginning of year	14.5	11.51	13.6	12.61	13.9	13.61
Granted	1.7	3.28	1.5	4.06	1.4	6.12
Forfeited	(1.0)	14.69	(0.2)	13.18	(1.3)	15.06
Expired	(0.5)	21.53	(0.4)	17.78	(0.4)	17.29
Converted to AbitibiBowater Options	(14.7)	10.04

Outstanding, end of year	—	—	14.5	11.51	13.6	12.61

Options exercisable, end of year	—	—	10.7	13.19	9.7	13.89

The following tables summarize information about AbitibiBowater stock options granted to Company employees and non-employee directors outstanding as at December 31, 2007:

	2007
	Options (in thousands of shares)	Weighted average exercise price ($ per option)
Outstanding, beginning of year	—	—
Converted from Abitibi Options	920	160.43
Forfeited	(2)	211.31

Outstanding, end of year	918	160.32

Options exercisable, end of year	678	190.95

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

	Options Outstanding			Options Exercisable
	Options outstanding (in thousands of shares)	Average remaining life (in years)	Weighted average exercise price ($ per option)	Options exercisable (in thousands of shares)	Weighted average exercise price ($ per option)
$52.39	106	9	52.39	—	52.39
$64.85	96	8	64.85	24	64.85
$97.75 - $155.57	86	7	97.96	43	98.17
$156.84 - $170.26	82	6	166.55	63	166.44
$175.21 - $187.35	132	5	175.31	132	175.31
$187.99 - $195.34	103	3	188.81	103	188.81
$205.40 - $212.75	120	4	212.74	120	212.74
$212.83 - $227.92	93	2	214.36	93	214.36
$230.00 - $295.80	100	1	250.97	100	250.97

	918	5	160.32	678	190.95

Note 24. Investments in Joint Ventures

The Company’s consolidated financial position as at December 31, 2007 and 2006 and consolidated results of operations and cash flows for the years ended December 31, 2007, 2006, and 2005 include, on a proportionate consolidation basis, its 51% joint venture interest in Star Lake Hydro Partnership, and its 50% joint venture interest in each of Abitibi-LP Engineering Wood Inc., Abitibi-LP Engineering Wood II Inc. and Produits Forestiers Petit-Paris Inc.

	2007	2006	2005
	$	$	$
Condensed statements of earnings
Sales	57	65	76
Operating expenses	50	57	70

Operating profit	7	8	6
Non-operating expenses	4	3	3

Net earnings	3	5	3

	2007	2006	2005
	$	$	$
Condensed statements of cash flows
Cash flows from operating activities	3	7	8
Cash flows used in financing activities	(1)	(1)	(1)
Cash flows used in investing activities	(1)	(1)	(1)

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

	2007	2006
	$	$
Condensed balance sheets
Assets
Current assets	20	21
Property, plant and equipment, intangible assets and other non-current assets	42	42

Liabilities
Current liabilities	7	8
Long-term debt (including current portion)	23	24
Other non-current liabilities	1	1

Note 25. Segment Information

The Company’s reportable segments are newsprint, specialty papers and wood products, which are based on the products the Company manufactures and sells to external customers. The business segments are managed separately because each segment requires different technology and marketing strategies.

Following the Combination of the Company with Bowater, the Company no longer allocates any of the income or loss items following “Operating income (loss)” in the Company’s Consolidated Statements of Earnings (Loss) to the segments, since they are reviewed separately by management. For the same reason, impairments, severance, gains on dispositions of assets and other discretionary charges or credits are not allocated to the segments. Head-office costs are not allocated to the segments. Share-based compensation expense is, however, allocated to the segments. The Company also allocates amortization expense to the segments, although the related property, plant and equipment are not allocated to the segment assets. Only assets which are identifiable by segment and reviewed by management are allocated to segment assets. Allocated assets include finished goods inventory for the reportable segments. Goodwill is also allocated to the identifiable segments and tested for impairment annually. All other assets are not identifiable by segment and are included in “Corporate and Other”. Prior year information has been recast to reflect the current year presentation.

The accounting policies used in each of these business segments are the same as those described in the summary of significant accounting policies. Inter-segment transfers of wood chips and old papers are recorded at the exchange value, which is the amount agreed to by the parties.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

The following tables summarize information about segment profit and loss and segment assets for the three years ended December 31, 2007, 2006 and 2005:

Consolidated Business Segments

	Sales	Amortization	Segment income (loss)	Assets	Capital Expenditures	Sales Volume (unaudited)
	$	$	$	$	$
2007
Newsprint	2,174	224	(40)	885	58	3,292 a
Specialty Papers	1,350	146	(54)	493	35	1,679 a
Wood products	533	44	(156)	78	12	1,572 b
Corporate and Other	56	14	(657)	5,116	2

Continuing operations	4,113	428	(907)	6,572	107

2006
Newsprint	2,579	229	235	907	82	3,486 a
Specialty Papers	1,493	152	(7)	489	51	1,748 a
Wood products	726	47	155	110	32	1,858 b
Corporate and Other	53	12	(56)	6,593	3

Continuing operations	4,851	440	327	8,099	168

2005
Newsprint	2,837	274	100		65	3,972 a
Specialty Papers	1,523	169	(1)		67	1,782 a
Wood products	890	51	45		37	1,965 b
Corporate and Other	92	14	(420)		8

Continuing operations	5,342	508	(276)		177

a)	in thousands of tonnes
b)	in millions of board feet

Wood products sales exclude inter-segment sales of $155 million in 2007 (2006 – $162 million, 2005 – $172 million).

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Specific items affecting:

	Closure costs, impairment and other related charges			Gain on Disposition of Assets	Other Elements(1)	Lumber Duties Refund	SG&A Expenses(2)	Total Specific Items
	Closure Costs	Impairment of long- lived assets	Impairment on assets held for sale
2007
Newsprint	3	—	—	—	2	—	—	5
Specialty Papers	—	—	—	—	—	—	—	—
Wood products	—	—	—	—	—	—	—	—
Corporate and Other	71	371	58	(98)	—	—	75	477

	74	371	58	(98)	2	—	75	482

2006
Newsprint	(2)	(7)	—	—	3	—	(6)	(12)
Specialty Papers	—	—	—	—	—	—	(3)	(3)
Wood products	—	—	—	—	(1)	(197)	(2)	(200)
Corporate and Other	14	—	—	(20)	2	—	2	(2)

	12	(7)	—	(20)	4	(197)	(9)	(217)

2005
Newsprint	16	—	—	—	30	—	—	46
Specialty Papers	—	—	—	—	—	—	—	—
Wood products	—	—	—	—	—	—	—	—
Corporate and Other	32	383	—	(58)	9	—	—	366

	48	383	—	(58)	39	—	—	412

(1)	Other elements include early retirement program costs, pension and other benefit costs, inventory obsolescence related to closure costs and idling costs. These expenses are included as part of “Cost of sales” in the Consolidated Statements of Earnings (Loss).
(2)	SG&A expenses in 2007 pertain to merger related costs. 2006 credits pertain to the reversal of prior years’ provision of capital taxes. Amounts are presented in “Selling, general and administrative expenses” in the Consolidated Statements of Earnings (Loss).

Consolidated Geographic Segments

Property, plant and equipment, intangible assets and goodwill by geographic manufacturing location as at December 31 are as follows:

	2007	2006	2005
	$	$	$
Canada	3,870	4,341	4,587
United States	609	1,147	1,192
United Kingdom	219	253	250

Continuing operations	4,698	5,741	6,029

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Sales by final destination for the years ended December 31 are as follows:

	2007	2006	2005
	$	$	$
Canada	672	750	710
United States	2,534	3,190	3,547
Other Countries	907	911	1,085

	4,113	4,851	5,342

Note 26. Differences Between Canadian and United States Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from US GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

a) Net earnings (loss) adjustments

The following table provides a reconciliation of the net earnings (loss) under Canadian GAAP to US GAAP:

	2007	2006	2005
	$	$	$
Net earnings (loss), as reported in the consolidated statements of earnings per Canadian GAAP	(714)	54	(350)
Adjustments
Duplicate property provisions(4)	2	—	—
Contract for the purchase of energy(11)	—	2	—
Deferred financing fees(12)	(7)	—	—
Future income taxes(13)	(190)	—	—
Future tax effect of the above adjustments	1	(1)	—

Net earnings (loss), as adjusted per US GAAP	(908)	55	(350)

All numerical references in this table relate to note 26 f).

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

b) Consolidated statements of comprehensive income (loss)

The following table presents the consolidated statements of comprehensive income (loss) under US GAAP:

	2007	2006	2005
	$	$	$
Net earnings (loss) in accordance with US GAAP	(908)	55	(350)
Other comprehensive income (loss), net of income taxes
Foreign currency translation adjustment(11)	(179)	11	(60)
Reclassification adjustment to earnings upon business divestiture (note 4)	—	—	120
Change in unrealized gains on derivatives designated as cash flow hedges, net of income taxes of $23 million in 2007 (2006 – $3 million, 2005 – $10 million)(1)	52	6	23
Reclassification to earnings of gains on derivatives designated as cash flow hedges, net of income taxes of $11 million in 2007 (2006 – $17 million, 2005 – $28 million)(1)	(25)	(35)	(65)
Additional minimum liability adjustment of defined benefit pension plans, net of income taxes of $112 million in 2006 and $38 million in 2005)(5)	—	256	(80)
Change in unamortized prior service costs and unamortized actuarial gains, net of income taxes of $60 million in 2007(5)	110	—	—

Total other comprehensive income (loss), net of income taxes	(42)	238	(62)

Comprehensive income (loss) in accordance with US GAAP	(950)	293	(412)

All numerical references in this table relate to note 26 f).

c) Condensed consolidated balance sheets

The following table presents the condensed consolidated balance sheets under Canadian and US GAAP:

	2007		2006
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	$	$	$	$
Assets
Current assets(1,3)	1,009	990	1,384	1,368
Investments(3)	7	27	10	32
Assets held for sale	174	174	—	—
Property, plant and equipment(3)	3,015	2,982	3,984	3,950
Intangible assets	443	443	460	460
Employee future benefits(5)	500	39	452	19
Future income taxes(5,13)	8	8	322	354
Other assets(9,12)	176	92	190	95
Goodwill(4)	1,240	1,199	1,297	1,254

	6,572	5,954	8,099	7,532

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

	2007		2006
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	$	$	$	$
Liabilities and shareholders’ equity
Current liabilities(1,2,3)	1,416	1,408	851	890
Liabilities associated with assets held for sale	19	19	—	—
Long-term debt(2, 3)	3,001	2,978	3,805	3,745
Employee future benefits(5)	261	646	262	853
Future income taxes(1,5,11)	205	3	629	227
Other long-term liabilities(11)	55	71	30	47
Non-controlling interests(5)	69	71	71	65
Shareholders’ equity(1,4,5,11,12,13)	1,546	758	2,451	1,705

	6,572	5,954	8,099	7,532

All numerical references in this table relate to note 26 f).

d) Condensed consolidated statements of cash flows

The following table presents the condensed consolidated statements of cash flows under Canadian and US GAAP:

	2007		2006		2005
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	$	$	$	$	$	$
Cash flows from (used in) operating activities(3,8)	(468)	(465)	232	225	164	159
Cash flows from (used in) financing activities(3,8)	390	391	27	28	(789)	(788)
Cash flows from (used in) investing activities(3,8)	7	8	(123)	(117)	566	592
Cash generated by discontinued operations(8)	—	—	—	—	3	—

Increase (decrease) in cash and cash equivalents	(71)	(66)	136	136	(56)	(37)
Currency translation adjustment on cash	(13)	(13)	5	5	(4)	(4)
Cash and cash equivalents, beginning of year(3)	216	211	75	70	135	111

Cash and cash equivalents, end of year(3)	132	132	216	211	75	70

All numerical references in this table relate to note 26 f).

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

e) Condensed consolidated statements of shareholders’ equity

	2007		2006
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	$	$	$	$
Capital stock	3,518	3,518	3,518	3,518
Contributed surplus	43	43	40	40
Deficit	(1,591)	(1,808)	(843)	(900)
Accumulated other comprehensive loss
Foreign currency translation adjustment(11)	(444)	(441)	(264)	(263)
Unrecognized actuarial gains and losses and past service cost on defined benefit pension and other benefit plans(5)	—	(574)	—	(683)
Unrealized gains (losses) on derivative instruments designated as cash flow hedges(1)	20	20	—	(7)

Total accumulated other comprehensive loss	(424)	(995)	(264)	(953)

Total shareholders’ equity	1,546	758	2,451	1,705

All numerical references in this table relate to note 26 f).

f) Differences between Canadian and US GAAP

1) Currency options and forward exchange contracts

The Company has outstanding options and/or forward exchange contracts, which it designates as cash flow hedges of anticipated future revenue for a maximum period of two years. On January 1, 2001, under US GAAP, the Company adopted the FASB Statement of Financial Accounting Standards (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities, as amended. On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments-Recognition and Measurement. This new standard provides for recognition and measurement requirements that are harmonized with SFAS 133 requirements, therefore the differences noted below only apply to other comprehensive income for the years ended December 31, 2005 and 2006 and the balance sheet as at December 31, 2006.

In accordance with SFAS 133, the Company has recorded in its balance sheet the fair value of the options and forward exchange contracts used to hedge a portion of the Company’s revenues. Changes in the fair value of these options and forward exchange contracts are recorded in “Other comprehensive income (loss)”, a separate component of shareholders’ equity until the underlying transaction is recorded in earnings. There were no similar fair value recognitions under Canadian GAAP prior to January 1, 2007. When the hedged item affects earnings, gains or losses are reclassified from “Accumulated other comprehensive income (loss)” to the consolidated statements of earnings on the same line as the underlying transaction (“Sales”). Any ineffective portion of hedging derivative’s change in fair value is recognized immediately into earnings. The fair value of derivative contracts that is recognized in the balance sheets is included in “Accounts receivable” or “Accounts payable and accrued liabilities”. Cash flows related to the derivative instruments are included in operating activities.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

2) Interest rate swap contracts

The Company has outstanding interest rate swap contracts, which it designates as a fair value hedge related to variations of the fair value of its long-term debt due to change in LIBOR interest rates. Under Canadian GAAP, before the adoption of CICA Handbook Section 3855, on January 1, 2007 an outstanding interest rate swap contract’s fair value was not recognized on the balance sheets. Under US GAAP under SFAS 133, and under Canadian GAAP, since the Company adopted Section 3855, when an interest rate swap contract is designated as an effective fair value hedge of the debt, the swap is measured at fair value on the balance sheets and the offset is applied to the book value of the debt. Cash flows related to the derivative instruments are included in operating activities.

3) Joint ventures

The Company accounts for its joint venture investments using the proportionate consolidation method. Under US GAAP, these joint ventures would be accounted for using the equity method. This difference does not affect net earnings.

4) Duplicate property provisions

Up to July 1, 2001, Canadian GAAP permitted the acquirer in a business combination accounted as a purchase to adjust to fair value specific assets and obligations of the acquirer as if they were those of the acquired Company. These are referred to as the duplicate property provisions. US GAAP would not have permitted this accounting treatment in accordance with Emerging Issues Task Force Abstract 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination and these costs would have been recorded in earnings instead of having been included in Goodwill. During the year, as is further described in note 13, the Company recorded an impairment charge on the goodwill allocated to the Snowflake mill. The adjustment to earnings in the current year reflects the lower carrying amount of goodwill under US GAAP.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

5) Employee future benefits

Effective December 31, 2006, the Company adopted SFAS 158, Accounting for Defined Benefit Plans and Other Post-Retirement Benefits – an amendment of FASB Statements No. 87, 88, 106 and 132 (R). This standard requires an employer to recognize the over-funded or under-funded status of a defined benefit post-retirement plan as an asset or liability in its statement of financial position and to recognize changes in that status in the year in which the change occurs through “Other comprehensive income (loss)”. There are no such requirements under Canadian GAAP. The following table presents the incremental effect of applying this statement on individual line items in the consolidated balance sheet as at December 31, 2006:

	Before application of SFAS no. 158	Incremental effect of applying SFAS no. 158	After application of SFAS no. 158
	$	$	$
Intangible assets	528	(68)	460
Employee future benefits	328	(309)	19
Future income taxes	332	22	354
Total assets	7,968	(355)	7,613

Employee future benefits	525	352	877
Future income taxes	538	(216)	322
Non-controlling interests	71	(6)	65
Accumulated other comprehensive income	(468)	(485)	(953)
Total liabilities and shareholder’s equity	7,968	(355)	7,613

Components of net periodic benefit cost:

	Pension benefit plans			Other benefit plans
	2007	2006	2005	2007	2006	2005
	$	$	$	$	$	$
Service cost	61	66	55	3	4	3
Interest cost	219	215	222	12	13	13
Expected return on plan assets	(235)	(231)	(227)	—	—	—
Amortization of past service cost	25	13	13	5	3	1
Amortization of unrecognized actuarial loss	86	62	31	27	4	3
Settlement, curtailment and special early retirement	(12)	—	16	(25)	—	—

Net periodic benefit cost	144	125	110	22	24	20

Amounts expected to be recognized in net periodic benefit cost:

	Pension benefit plans 2008	Other benefit plans 2008

	$	$
Past service cost amortization	11	2
Net actuarial loss amortization	37	—

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

Until the adoption of SFAS 158, the provisions of SFAS 87, Employers’ Accounting for Pensions required the Company to record an additional minimum pension liability for plans where the accumulated benefit obligation exceeded plan assets’ fair value. With regards to these plans, an intangible asset was recorded up to the extent of unrecognized past service costs. The balance was recorded net of income tax in “Other comprehensive income (loss)”. There were no such requirements under Canadian GAAP.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $2,373 million, $2,207 million and $1,941 million, respectively, as at December 31, 2007 (2006 – $2,509 million, $2,292 million and $1,930 million, respectively).

Accumulated benefit obligation as of December 31, 2007 amounted to $3,742 million (2006 – $3,916 million).

6) Accounts receivable

As at December 31, 2007, accounts receivable included $132 million of non-trade receivables (2006 – $111 million).

7) Dividends from investments subject to significant influence

For the year ended December 31, 2007, the Company received dividends or cash distributions in the amount of $5 million from its joint ventures (2006 – $5 million, 2005 – $25 million).

8) Discontinued operations

On November 17, 2005, the Company completed the sale of its 50% share ownership in PanAsia. Under Canadian GAAP, the Company’s share in the results, prior to the sale, is reported as discontinued operations. Under US GAAP, as the investment was accounted for using the equity method, there are no discontinued operations.

Under US GAAP, the amount for each category of cash flows from discontinued operations presented in note 10 would be presented directly on the statement of cash flows.

9) Research and development tax credits

Tax credits relating to research and development are recognized in earnings as a reduction of the related expenses, which are part of cost of sales, when the Company has made the qualifying expenditures and it is more likely than not that the credits will be realized.

Under US GAAP, those tax credits have been recorded as a reduction of the income tax expense or an increase of the income tax recovery. The tax credits relating to research and development for the year ended December 31, 2007 amounted to $15 million (2006 – $29 million, 2005 – $52 million).

In addition, under Canadian GAAP, those tax credits are included in the balance sheets in “Other assets”. Under US GAAP, they are included in “Future income taxes”.

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

10) FIN 48

Under US GAAP, we adopted FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, no additional charges were accounted for against our liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

2007
$
Balance at January 1, 2007	56
Increase (decrease) in unrecorded tax benefits resulting from:
Positions taken in a prior period	3
Current year unrecognized tax benefits	18
Settlements with taxing authorities	(1)
Expiration of statute of limitations	(10)

Balance at December 31, 2007	66

Under US GAAP, the Company evaluated the provisions of FIN 48. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $66 million. If recognized, these items would impact the Consolidated Statements of Earnings (Loss) and our effective tax rate. We do not anticipate a decrease of the unrecognized tax benefits during the next twelve months. The unrecognized tax benefits are attributable to various Canadian income tax issues related to non-arm’s length transactions and Canadian investment tax credits. Interest and penalties accrued related to unrecognized tax benefits are recognized as components of income tax expense.

In the normal course of business, we are subject to audits from the federal, state, provincial and other tax authorities regarding various tax liabilities. Any audits may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. The amount ultimately paid upon resolution of issues raised may differ from the amount accrued. We believe that taxes accrued on our Consolidated Balance Sheets fairly represent the amount of future tax liability due.

11) Contract for the purchase of energy

The Company is party to a contract for the purchase of energy signed in 1998 and deemed acquired in April 2000 in the business combination of the Company and Donohue Inc. Under US GAAP, this contract contains embedded derivatives that needs to be bifurcated and recorded at fair value with changes recorded in earnings. Under Canadian GAAP, this contract is exempted by virtue of the transitional provisions of Section 3855 and is accordingly not separately recognized in the financial statements.

There was no impact on earnings for the year ended December 31, 2007 (a reduction of $2 million of cost of sales and an increase of $1 million of income tax expense in 2006). In addition, foreign currency translation adjustment was positively impacted by $1 million in 2007 in “Other comprehensive income (loss)” ($1 million in 2006).

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

12) Deferred financing fees

Upon adoption of Section 3855 on January 1, 2007, the Company elected to recognize all transaction costs associated to long-term debt into earnings as incurred and accordingly, has written off to opening deficit the balance of deferred financing costs. No further costs were incurred during the period ended December 31, 2007. Under US GAAP, these costs continue to be deferred in “Other Assets” and amortized over the term of the respective debt.

13) Future income taxes

This adjustment reflects differences related to the accounting for valuation allowance and changes in income tax rates for US GAAP purposes that arise from different balances of temporary differences.

g) Recent accounting developments

In December 2007, the FASB issued Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires that all changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently as equity transactions. It also requires that any gain or loss on the deconsolidation of the subsidiary to be measured using the fair value of any non-controlling equity investment rather than the carrying amount of that retained investment. This Statement requires expanded presentation and disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the non-controlling owners of a subsidiary. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of this statement on its results of operations and financial position.

In December 2007, the FASB issued Statement No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R retains the fundamental requirements in SFAS 141, “Business Combinations”, that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination, The Statement makes a number of changes however to how the acquisition method is applied, such as measuring the assets acquired, the liabilities assumed, and any non-controlling interest at their fair values; recognizing assets acquired and liabilities assumed arising from contingencies; recognizing contingent consideration at the acquisition date, measured at its fair value; and recognizing a gain in the event of a bargain purchase (i.e. negative goodwill). SFAS 141R will be applied prospectively for business combinations for which the acquisition date is on or after the beginning of fiscal years beginning after December 15, 2008, and in the case of post-acquisition tax adjustments, for all business combinations, regardless of the acquisition date.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all companies to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The decision to elect the fair value option may be

Abitibi-Consolidated Inc.

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2007, 2006 and 2005

In millions of Canadian dollars, unless otherwise noted

applied on an instrument by instrument basis, with a few exceptions, is irrevocable, unless a new election date occurs, and is applied to entire instruments only, not to portions of instruments. SFAS 159 is effective for fiscal years beginning after November 1, 2007. For example, SFAS 159 would allow the Company to change the way it accounts for certain investments from the equity method (where its record its proportional interest in the operations of an investee) to a method that would base its income on a change in the fair value of the investment. The Company has not yet determined whether it will make this election to change the accounting basis of any of its eligible assets or liabilities.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides enhanced guidance for determining the fair value of assets and liabilities. SFAS 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007 as it is applied to financial assets and liabilities and for fiscal years beginning after November 15, 2008 as it is applied to non-financial assets and liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction. Under the guidance of SFAS 157, the valuation of liabilities assumes that the credit risk of the liability is the same before and after the transfer. Although the Company is still determining which of the valuations used in its financial statements will be affected by this guidance, it has identified that the liability for the fair value of interest rate swaps is one of them. These instruments are carried in the balance sheet at fair value, which has previously been based on the amount for which they could be settled with the counterparty. Under the guidance of SFAS 157, beginning in 2008, their valuation will also consider the credit risk of the Company, resulting in the liability being recorded at an amount different than its settlement value. The Company has not yet determined the amount of this difference.

Abitibi-Consolidated Inc.

Schedule II – Valuation and Qualifying Accounts

Years Ended December 31, 2007, 2006 and 2005

(In millions of Canadian dollars)		Additions
Description	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of year
Year ended December 31, 2007
Allowance for doubtful accounts	3	4	—	(1)	6
Valuation allowances for future income tax assets	—	360	—	—	360

Year ended December 31, 2006
Allowance for doubtful accounts	4	1	—	(2)	3

Year ended December 31, 2005
Allowance for doubtful accounts	4	1	—	(1)	4