Form 20-F/A
period 2007-12-31
ABITIBI CONSOLIDATED INC
filed 2008-04-10
CIK 1039778

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Commission file number 001-14636

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

☐ Yes     ☐ No

*   See Explanatory Note on following page.

EXPLANATORY STATEMENT

This Amendment is being filed to amend Items 3.A, 4, 6, 7.B, 10 and 11 in Part I, Items 15, 16A, 16B and 16C in Part II , Items 18 and 19 in Part III, the index to our financial statements, the independent auditor’s report, the signature page and the Section 302 certifications. Except as expressly stated herein, this Form 20-F/A does not modify or update any of the disclosures contained in the original filing to reflect any events that occurred at a later date.

ABITIBI-CONSOLIDATED INC.

FORM 20-F/A

Amendment No. 1

For the year ended December 31, 2007

PART I

In this Annual Report unless otherwise noted or the context otherwise requires, the terms “we,” “our,” “ours,” “us,”, “ACI,” “Abitibi” and Company refer to Abitibi-Consolidated Inc., a corporation amalgamated under the laws of Canada, and its direct and indirect subsidiaries. All references to the “Combination” refer to the combination of Abitibi-Consolidated Inc. and Bowater Incorporated (“Bowater”) to form AbitibiBowater Inc. (“AbitibiBowater”).

In this Annual Report, unless otherwise stated, dollar amounts are expressed in Canadian dollars.

Unless we indicate otherwise, all information in this Annual Report is stated as of March 31, 2008.

Forward-Looking Statements

Statements in this Annual Report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of the Securities Act (Ontario), collectively referred to herein as “forward-looking statements.” They include, for example, statements relating to Abitibi’s current liquidity situation, the sale of our Snowflake, Arizona Mill, industry conditions and trends, plans to achieve operational improvements and efficiencies, the effects of our reduction of newsprint and specialty paper capacity, including the closures of certain paper and sawmills, the ability to realize synergies from the combination of Abitibi and Bowater, the anticipated timing and progress of integration efforts related to the combination, the ability to meet AbitibiBowater’s $1 billion debt reduction target (including the success of its program to sell non-core assets, consolidate operations and the success of other actions aimed at reducing its debt), the ability to maintain and improve customer service levels, and assessments of market conditions, anticipated future financial performance and our business outlook generally. Forward-looking statements may be identified by the use of forward-looking terminology such as the words “will,” “could,” “may,” “intend,” “expect,” “believe,” “anticipate,” and other terms with similar meaning indicating possible future events or potential impact on the business or security holders of Abitibi-Consolidated Company of Canada (“ACCC”), Abitibi and AbitibiBowater.

The reader is cautioned not to place undue reliance on these forward-looking statements, which are not guarantees of future performance. These statements are based on management’s current assumptions, beliefs and expectations, all of which involve a number of business risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to, our ability to derive additional liquidity in a timely fashion and on terms acceptable to us, if at all, our ability to sell the Snowflake, Arizona mill, the current state of the credit markets, the ability to reduce newsprint and specialty paper capacity as quickly as anticipated, the continued strength of the Canadian dollar against the U.S. dollar, worsening industry conditions and further growth in alternative media, actions of competitors, the demand for higher margin uncoated mechanical paper, our ability to realize announced price increases, and the costs of raw materials such as energy, chemicals and fiber. In addition, with respect to forward-looking statements relating to the combination of Abitibi and Bowater, the following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the risk that the businesses will not be integrated successfully or that the improved financial performance, product quality and product development will not be achieved; the risk that other combinations within the industry or other factors may limit our ability to improve our competitive position; the risk that the cost savings and other expected synergies from the combination may not be fully realized, may take longer to realize than expected or may not benefit Abitibi and Bowater to the same or similar extent; and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers. The assumptions used to develop the forward-looking statements referred to below under the headings “Business Overview—Recent Developments” and elsewhere also include the assumption that none of the identified material risk factors that could cause actual results to differ from forward-looking statements will occur.

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

Item 3. Key Information

A. Selected Financial Data

You should read the following selected financial data together with Item 5 “Operating and Financial Review and Prospects,” the Consolidated Financial Statements in Item 18 and the other information in this Annual Report. The selected financial data is derived from the consolidated financial statements for the years we present.

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

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth consolidated historical financial data and operating data for Abitibi for the periods indicated. The consolidated statements of earnings (loss) data for the years ended December 31, 2007, 2006 and 2005 and the consolidated balance sheet data at December 31, 2007 and 2006 is derived from our audited consolidated financial statements as at December 31, 2007 and 2006 and for the three year period ended December 31, 2007, beginning on page F-1 of this Annual Report. The consolidated statements of earnings data for the two years ended December 31, 2004 and 2003 have been derived from our audited financial statements and related notes thereto not included in this Annual Report. This information should also be read in conjunction with Operating and Financial Review and Prospects, which is included in Item 5 of this Annual Report. The financial information has been derived from consolidated financial statements that have been prepared in accordance with Canadian GAAP. See note 26 to our audited consolidated financial statements beginning on page F-1 for a description of the differences between U.S. GAAP and Canadian GAAP as it relates to Abitibi. All information provided below is in millions of Canadian dollars, except information related to volume, information per share and revenue per tonne.

	Year Ended December 31,
	2003	2004	2005	2006	2007
Consolidated Statements of Earnings (loss) Data:
Sales	$4,980	$5,299	$5,342	$4,851	$4,113
Distribution costs	555	592	581	509	461
Countervailing, anti-dumping and other duties	77	50	67	28	11
Cost of sales, excluding amortization	3,809	3,777	3,910	3,616	3,491
Selling, general and administrative expenses	169	169	179	143	224
Closure costs, impairment and other related charges	155	396	431	5	503
Interest expense	370	363	374	330	333
Gain on translation of foreign currencies	(739)	(317)	(101)	(10)	(446)
Other expenses (income), net	14	(16)	48	5	14
Net gain on dilution of interest in subsidiary	—	—	—	—	(33)
Earnings (loss) from continuing operations	152	(126)	(353)	54	(714)
Earnings from discontinued operations	23	90	3	—	—
Net earnings (loss)	175	(36)	(350)	54	(714)
Earnings (loss) per share, basic and diluted(1)	0.40	(0.08)	(0.80)	0.12	N/A
Consolidated Statements of Cash Flows Data:
Cash flows from (used in) continuing operating activities	$19	$(3)	$164	$232	$(468)
Cash flows from (used in) financing activities of continuing operations	145	161	(789)	27	390
Cash flows from (used in) investing activities of continuing operations	(279)	(86)	566	(123)	7
Dividends declared per share(1)	0.175	0.100	0.100	0.050	N/A
Other Financial Data (unaudited):
Capital expenditures	$229	$256	$177	$165	$107
Selected Operations Data (unaudited):
Newsprint volume sold (in tonnes)	4,611	4,563	3,972	3,486	3,292
Newsprint revenue per tonne ($)	599	613	714	740	660
Specialty papers sold (in tonnes)	1,810	1,842	1,782	1,748	1,679
Specialty papers revenue per tonne ($)	822	803	855	854	804
Wood products volume sold (in millions of board feet)	1,930	2,169	1,965	1,858	1,572
Wood products revenue per million board feet ($)	379	473	453	391	339
Consolidated Balance Sheet Data:
Working capital(2)	$146	$346	$282	$605	$318
Property, plant and equipment, net	5,709	5,005	4,260	3,984	3,015
Total assets	10,312	9,787	8,052	8,099	6,572
Long-term debt due within one year and short term debt	269	491	95	72	725
Long-term debt	4,504	4,121	3,675	3,805	3,001
Total debt	4,773	4,612	3,770	3,877	3,726
Total shareholders’ equity	2,870	2,726	2,401	2,451	1,546
U.S. GAAP Consolidated Financial Data:
Property, plant and equipment	5,609	4,967	4,226	3,950	2,982
Total assets	9,871	9,263	7,902	7,532	5,954
Net earnings (loss)	191	(38)	(350)	55	(908)
Earnings (loss) per share, basic and diluted	0.44	(0.09)	(0.80)	0.12	N/A
Shareholders’ equity	2,698	2,373	1,925	1,705	758

(1)	On October 29, 2007, pursuant to the Combination, Abitibi became a wholly-owned subsidiary of AbitibiBowater.
(2)	Working capital excludes short-term debt and long-term debt within one year.

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

On March 28, 2008 the exchange rate for one U.S. dollar expressed in Canadian dollars, based upon the end of day rate in New York City composite as reported by Bloomberg, was CDN$1.023.

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

B. Business Overview

Recent Developments

On April 1, 2008, the Company, ACCC and AbitibiBowater completed a number of financing transactions (the “Financing Transactions”), each of which is described in more detail below, to address the Company’s near-term liquidity challenges.

ACCC Senior Secured Note Offerings. ACCC issued and sold approximately $413 million aggregate principal amount of 13.75% Senior Secured Notes due 2011 (the “New Secured Notes”) to Goldman Sachs & Co. and J.P. Morgan Securities Inc., as initial purchasers. The New Secured Notes were sold to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in reliance on Regulation S under the Securities Act. The New Secured Notes are guaranteed by Abitibi and certain of its subsidiaries (the same subsidiaries guaranteeing the Exchange Notes) and secured by security interests on our and the guarantors’ fixed assets (subject to permitted liens) and certain other assets. The transaction closed on April 1, 2008.

ACCC Exchange Offers. On April 4, 2008, ACCC completed a private offer to exchange (the “Exchange Offer”) approximately US$496 million in aggregate principal amount of three series of outstanding senior notes due in 2008 and 2009 issued by Abitibi, ACCC and another of our subsidiaries (the “ACI Notes”) for a combination of cash and new ACCC 15.5% senior notes due 2010, guaranteed by Abitibi and certain of its subsidiaries (the “Exchange Notes”). Approximately 89.4% of the outstanding 6.95% Senior Notes due 2008, 92.1% of the outstanding 5.25% Senior Notes due 2008 and 94.8% of the outstanding 7.875% Senior Notes due 2009 had been validly tendered. As a result, ACCC issued an aggregate of approximately US$293 million principal amount of Exchange Notes and approximately US$218 million in cash (including payment of accrued interest) to tendering noteholders in connection with the Exchange Offer.

ACCC Senior Secured Term Loan. ACCC, Abitibi and certain of its subsidiaries entered into a senior secured term loan on April 1, 2008 with a syndicate of lenders in an amount of US$400 million (the “Senior Term Loan”). The Senior Term Loan has maturity of 364 days with a coupon of LIBOR + 800 basis points, with a 3.5% LIBOR floor, at a price of 96% of par and is secured by a first lien on substantially all of Abitibi’s and ACCC’s assets other than fixed assets, intellectual property and capital stock of subsidiaries and by a first lien on substantially all of the assets of Donohue Corp., an indirect subsidiary of AbitibiBowater (“D Corp.”), including fixed assets and certain other assets. The Senior Term Loan ranks effectively senior to the New Secured Notes to the extent of the collateral securing the Senior Term Loan.

AbitibiBowater Convertible Notes. AbitibiBowater issued and sold US$350 million of unregistered convertible debentures due 2013 of AbitibiBowater (the “Convertible Notes”) to Fairfax and its designated subsidiaries in a private placement. The Convertible Notes bear interest at a rate of 8.0% per annum and are convertible into shares of AbitibiBowater common stock at an estimated conversion price of $10.00 per share, subject to standard antidilution adjustments. The Convertible Notes are not guaranteed by Abitibi or any of its respective subsidiaries. The transaction closed on April 1, 2008.

D-Corp. Reorganization. Upon consummation of the Financing Transactions, AbitibiBowater, through a newly created direct subsidiary, acquired from Abitibi, through a series of intercompany transactions, all of the common stock and all of the outstanding non-voting preferred stock of D Corp. D Corp., previously a subsidiary of Abitibi, indirectly owns the investment in Augusta Newsprint Company, which operates a newsprint mill, the Alabama River and Snowflake paper mills, and the U.S. Recycling Operations. As a result, D Corp. is now an indirect subsidiary of AbitibiBowater. This transaction will have a material impact on the Company’s results of operations going forward.

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

Following the consummation of the Combination and a strategic review of the businesses, AbitibiBowater announced a number of significant strategic decisions on November 29, 2007, including (i) a reduction in newsprint and specialty papers production capacity by approximately one million tonnes per year during the first quarter of 2008 and (ii) the idling of our sawmill operations in Mackenzie, British Columbia. These actions represent a reduction of approximately 600,000 tonnes of newsprint, 400,000 tonnes of specialty papers, and 500 million board feet of lumber capacity. It also permanently closed pulp and paper operations that had previously been idled with a total capacity of approximately 650,000 tonnes.

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

Our North American recycling division collects or purchases 2.4 million tonnes of recovered paper per year. Our trademarked Paper Retriever® program collects recovered fiber through a combination of community drop-off containers and recycling programs with businesses and commercial offices. The recovered paper we physically purchase is from suppliers generally within the region of our recycling plants, primarily under long-term agreements.

Our European recycling division focuses its efforts on Paper Retriever® and Paper Bank® programs, and curbside collection from over 1.7 million homes in the United Kingdom.

Energy

Steam and electrical power are the primary forms of energy used in paper production. Process steam is produced in boilers using a variety of fuel sources. All of our mills produce all of their own steam requirements, except our Alabama and Bridgewater operations, which purchase their steam from third-party suppliers. Our Alma, Baie-Comeau, Fort Frances, Grand Falls, Iroquois Falls, Kenogami, Mackenzie and Snowflake operations collectively produce approximately 46% of their own electrical requirements. The balance of our energy needs is purchased from third parties. We have nine sites in Canada with cogeneration facilities which generate “green energy” from carbon-neutral biomass. In addition, we utilize alternative fuels, such as used oil, to reduce consumption of virgin fossil fuels.

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

The manufacturing and selling of Specialty Papers and a small volume of market pulp constitute the “Specialty Papers” segment. Specialty Papers are used by commercial printers, converters, advertisers and publishers to produce advertising inserts, books, telephone directories, business forms, magazines, catalogues, envelopes, instruction manuals and financial printing. The following table summarizes the total revenue for the specialty paper segment as well as geographic market for the last 3 years.

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

The Company’s ability to continue to internally generate hydroelectric power in some cases is conditional upon its ability to maintain and renew its rights, granted by the Ministry of Natural Resources of Ontario, by the Ministère des ressources naturelles et de la Faune (the Ministry of Natural Resources and Wildlife) and the Ministère du Développement durable, de l’Environnement et des Parcs (the Ministry of Sustainability, Environment and Parks) of Québec and by the Minister of Environment and Conservation of Newfoundland and Labrador, to utilize and manage provincial waterways. Some of its rights in respect of flow and levels are also subject to the jurisdiction of the International Rainey Lake Board of Control and Lake of the Woods Control Book. In addition, these rights are subject to certain conditions and their renewal is subject to government discretion. The right to utilize and manage provincial waterways is granted by the provincial governments of Quebec, Ontario, Newfoundland and Labrador.

C. Organization Structure

On October 29, 2007, pursuant to a Combination Agreement and Agreement and Plan of Merger, dated as of January 29, 2007, Abitibi and Bowater became subsidiaries of AbitibiBowater.

We conduct our business through subsidiaries operating on a worldwide basis. The following companies are considered significant subsidiaries as of April 7, 2008:

Abitibi-Consolidated, Inc. Subsidiary List
Name	Jurisdiction of Incorporation
1508756 Ontario Inc.	Ontario
3834328 Canada Inc.	Canada
6169678 Canada Incorporated	Canada
Abitibi-Consolidated Company of Canada	Quebec
Abitibi-Consolidated Inc.	Canada
Abitibi-Consolidated Canadian Office Products Holdings Inc.	Canada
Abitibi-Consolidated Hydro Inc.	Canada
Abitibi-Consolidated Nova Scotia Incorporated	Nova Scotia
Abitibi Consolidated Europe	Belgium
Abitibi-Consolidated Finance LP	Canada
ACH Calm Lake Inc.	Canada
ACH Fort Frances Inc.	Canada
ACH Iroquois Falls Inc.	Canada
ACH Island Falls Inc.	Canada
ACH Kenora Inc.	Canada
ACH Limited Partnership	Manitoba
ACH Norman Inc.	Canada
ACH Sturgeon Falls Inc.	Canada
ACH Twin Falls Inc.	Canada
Bridgewater Paper Leasing Ltd.	United Kingdom
Bridgewater Paper Company Limited	United Kingdom
Cheshire Recycling Ltd.	United Kingdom
Donohue Malbaie Inc. (1)	Quebec
Donohue Recycling Inc.	Ontario
The International Bridge and Terminal Company	Canada
La Compagnie de Pulpe de Jonquiere	Quebec
Manicouagin Power Company(2)	Quebec
Marketing Donohue Inc.	Quebec
Produits Forestiers La Tuque Inc. (3)	Quebec
Produits Forestiers Saguenay Inc. (4)	Quebec
Scramble Mining Ltd.	Ontario
Star Lake Hydro Partnership(5)	Newfoundland
St. Maurice River Drive Company Limited	Quebec
Terra Nova Explorations Ltd.	Quebec

Note: Except as otherwise indicated, each of the above entities is a wholly owned direct or indirect subsidiary of Abitibi. The names of certain other direct and indirect subsidiaries of Abitibi have been omitted from the list above because such unnamed subsidiaries in the aggregate as a single subsidiary would not constitute a significant subsidiary.

(1) 51 percent owned

(2) 60 percent owned

(3) 83 percent owned

(4) Approximately 86 percent owned

(5) 51 percent owned

D. Description of Property

The location and capacity of each of our paper manufacturing and sawmill operations as of April 7, 2008 are set forth in the tables below.

				2007 Production by Product Line
	Number of Paper Machines	2008 Annual Capacity	2007 Total Production	Newsprint	Specialty Papers
	(in thousands of tonnes)
Canada
Alma, Quebec	3	335	330	—	330
Amos, Quebec	1	207	200	200	—
Baie-Comeau, Quebec	4	573	560	560	—
Beaupré, Quebec	2	233	192	—	192
Clermont, Quebec(1)	2	343	335	335	—
Fort Frances, Ontario	3	387	391	—	275
Grand Falls, Newfoundland	2	206	177	170	7
Iroquois Falls, Ontario	2	280	260	225	35
Kénogami, Quebec	2	206	209	—	209
Laurentide, Quebec	2	364	341	—	341
Mackenzie, British Columbia(2)	1	195	174	174	—
Thorold, Ontario	2	412	398	398	—
United Kingdom
Bridgewater, England	2	211	195	195	—

Total	28	3,952	3,762	2,257	1,389

(1)	Donohue Malbaie Inc. (“DMI”), which owns one of Clermont’s paper machines, is owned 51% by Abitibi and 49% by the New York Times. We manage the facility and wholly own all of the other assets at the site. Manufacturing costs are transferred between Abitibi and DMI at agreed-upon transfer costs. DMI’s paper machine produced 212,000 tonnes of newsprint in 2007.
(2)	Indefinitely idled.

Wood Products

	2008 Annual Capacity	2007 Total Production
	(in million board feet, except where indicated)
Sawmills
Comtois, Quebec	144	143
Girardville-Normandin, Quebec	114	108
La Doré, Quebec	130	148
La Tuque, Quebec(1)	125	103
Mackenzie, British Columbia (2 Facilities)(2)	500	322
Pointe-aux-Outardes, Quebec	175	49
Roberval, Quebec	105	93
Saguenay, Quebec (3 facilities)(3)	190	165
Saint-Hilarion	51	43
Saint-Ludger-de-Milot, Quebec(4)	80	88
Saint-Raymond, Quebec	54	16
Saint-Thomas, Quebec	90	88

	2008 Annual Capacity	2007 Total Production
	(in million board feet, except where indicated)
Senneterre, Quebec	85	113

Total Sawmills	1,843	1.479
Remanufacturing Wood Facilities
Château-Richer, Quebec	63	50
La Doré, Quebec	15	14
Manseau, Quebec	20	20
Saint-Prime, Quebec	28	23

Total Remanufacturing Wood Facilities	126	107
Engineered Wood Facilities
Larouche and Saint-Prime, Quebec (in million linear feet)(5)	145	81

(1)	Produits Forestiers La Tuque is owned 82% by AbitibiBowater and 18% by Coopérative Forestière du Haut Saint-Maurice. We manage the facility. The amounts in the above table represent the mill’s total capacity and production.
(2)	Indefinitely idled.
(3)	Produits Forestiers Saguenay is owned 86% by Abitibi and 14% by Les Placements H.N.M.A. Inc. The amounts in the above table represent the mills’ total capacity and production.
(4)	Produits Forestiers Petit-Paris is located in Saint-Ludger-de-Milot, Quebec, and is an unconsolidated entity in which we have a 50% interest. The amounts in the above table represent the mill’s total capacity and production.
(5)	Abitibi-LP Engineering Wood Inc. and Abitibi-LP Engineering Wood II Inc. are, respectively, located in Larouche and Saint-Prime, Quebec, and are unconsolidated entities in which we have a 50% interest. We operate the facility, and our joint venture partner sells the products. The amounts in the above table represent the mill’s total capacity and production.

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

	Ownership	Installed Capacity (MW)	Share of Capacity (MW)	Generation (GWh)	Share of Generation (GWh)	Share of Generation Received (GWh)
Hydro Saguenay	100%	162	162	1,043	1,043	1,043
Grand Falls	100%	61	61	488	488	488
Fort Frances(1)(2)	75%	27	20	127	100	100
Kenora(1)(2)	75%	18	14	64	51	51
Iroquois Falls(1)(2)	75%	92	69	509	423	423
Manicouagan Power Company(1)(3)	60%	335	201	2,889	1,733	632
Star Lake Hydro Partnership	51%	18	9	148	75	75
Exploits River Hydro Partnership(4)	49%	37	18	153	75	75

		750	554	5,421	3,988	2,887

(1)	The amounts in the above table represent the facility’s total installed capacity and power generation.
(2)	Prior to April 2, 2007, we owned 100% of these facilities.
(3)	We are required to sell a portion of our share of the power generation back to Alcoa, Inc. through January 1, 2011; therefore, the power we receive is net of the amounts sold under this contract with our partner.
(4)	Exploits River Hydro Partnership is a limited partnership and unconsolidated entity in which we have 49% interest. The amounts in the above table represent the facility’s total installed capacity and power generation.

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

Item 6.	Directors, Senior Management and Employees

Management

John W. Weaver, age 62, is President of Abitibi. He has also been Executive Chairman of AbitibiBowater since October 2007. Mr. Weaver held a number of senior executive positions in operations and sales prior to being appointed in his current positions with the Company and AbititiBowater. He has over 30 years of experience in the forest products industry. Mr. Weaver is a member of the Abitibi-Consolidated Inc. board, the chair of both the Forest Products Association of Canada (FPAC) and FPInnovations, and a director of the U.S. Endowment for Forestry and Communities.

William G. Harvey, age 50, is a Vice President and Treasurer of Abitibi. Mr. Harvey served as Executive Vice President and Chief Financial Officer of Bowater from August 2006 to October 2007, when he was appointed as Senior Vice President and Chief Financial Officer of AbitibiBowater. From 2005 to 2006, he was Senior Vice

President and Chief Financial Officer and Treasurer of Bowater. From 1998 to 2005, he served as Vice President and Treasurer of Bowater. Previously, he was Vice President and Treasurer of Avenor Inc., a pulp and paper company, until its acquisition by Bowater.

Pierre Rougeau, age 50, is a Vice President of Abitibi. Mr. Rougeau served as Senior Vice President, Corporate Development and Chief Financial Officer of Abitibi from 2001 to October 2007, when he was appointed as Senior Vice President, North American Newsprint Division of AbitibiBowater.

Alain Grandmont, age 52, is a Vice President of Abitibi. Mr. Grandmont served as Senior Vice President, Commercial Printing Papers of Abitibi from 2005 to October 2007, when he was appointed as Senior Vice President, Commercial Printing Papers Division of AbitibiBowater. He served as Senior Vice President, Value-Added Operations and Sales of Abitibi in 2004. Previously, he was Senior Vice President, Value-Added Operations of Abitibi.

The following table sets forth information concerning all compensation paid during 2007 to our management.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Salary ($)	Bonus(1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3) ($)	All Other Compensation (4) ($)	Total (5) ($)
John W. Weaver, President	1,353,158	—	353,848	783,035	47,601	2,537,642

William G. Harvey,(6) Vice President and Treasurer	—	—	—	—	—	—

Pierre Rougeau Vice President	463,005	286,266	102,946	211,246	21,137	1,084,600

Alain Grandmont, Vice President	432,949	198,760	127,027	272,297	13,485	1,044,518

(1)	Amounts in this column reflect the compensation paid to the named individuals under the Retention Plan, which is discussed in detail under “Directors, Senior Management and Employees—Management—Retention Plan.” It also includes the “Signing Bonus” for Messrs. Rougeau and Grandmont. The Signing Bonus was paid in U.S. dollars on November 15, 2007, and converted into Canadian dollars using the November 15, 2007, exchange rate of $1.0149.
(2)	Amounts in this column reflect the cash awards to the named individuals under the Abitibi Annual Bonus Plan, which is discussed in significant detail under “Directors, Senior Management and Employees—Management—Annual Bonus Plan.”
(3)	Amounts shown in this column reflect the actuarial increase in the present value of the named individuals’ benefits under pension plans established by Abitibi using interest rate and mortality rate assumptions consistent with those used in the Company’s financial statements. There were no above-market or preferential earnings on non-qualified deferred compensation for management in 2007. A discussion of pension benefits is provided below. The pension amounts were converted to Canadian dollars using the 2007 average exchange rate of $1.074.
(4)	Amounts in this column reflect, for each former Abitibi employee (except Mr. Rougeau), employer contributions to an employee stock ownership plan that was used to purchase AbitibiBowater stock (the plan was terminated on January 1, 2008). Additional perquisites include (i) a car allowance, (ii) tax and financial planning, (iii) a physical, (iv) parking and (v) club dues and expenses.
(5)	All amounts shown in this table also reflect amounts paid by AbitibiBowater for services rendered to AbitibiBowater after the closing of the Combination.
(6)	Mr. Harvey also serves as the Chief Financial Officer of Bowater Incorporated and AbitibiBowater Inc. and did not receive any compensation in his capacity as an officer of Abitibi-Consolidated Inc.

Bonus Plan

Abitibi administered a bonus plan during 2007, which was terminated as of the closing of the Combination and AbitibiBowater established a short term incentive plan for continuing employees. The new plan design applies for the remainder of calendar year 2007 and all of 2008.

Abitibi Bonus Plan

The Human Resources and Compensation Committee (the “HRCC” on the “Committee”) of the Board of Directors of AbitibiBowater set 2007 annual bonus measures for its named management in January 2007. It included three design components, Corporate “closely watched numbers”, division objectives and strategic objectives. Abitibi’s human resource executive and Chief Executive Officer made bonus recommendations to the HRCC, and each of the named management gave input on their bonus objectives. The Chief Executive Officer approved division and strategic objectives for the other officers. The Chief Executive Officer’s bonus was based entirely on the performance of the Abitibi Corporate “closely watched numbers”, or “CWNs.” The CWNs are based on profit improvement, return on capital employed (“ROCE”) compared to competitors and net earnings.

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

Retention Bonus Plan

Because of the pending Combination transaction and the job insecurity created among employees, Abitibi established a Retention Bonus Plan. Abitibi management (in addition to certain other employees reporting to headquarters) were eligible to receive a retention bonus if they stayed at Abitibi through the closing. The amounts were paid if the employee remained with Abitibi through the closing and were determined in part based on contributions made by the employee to help facilitate the closing, in part as an incentive to motivate the executive to stay through the completion of the Closing, and, in part as a reflection of 50% of their annual bonus target.

Equity Award Plans

STOCK AND OPTION AWARDS TABLE 2007

Name	Restricted Stock Unit Awards (1)		Option Awards (2)	Option Grant Date	Expiration Date	Exercise Date	Exercise Price(3)
John W. Weaver	20,328		31,305	3/6/2007	3/6/2017	—	$52.3878
	28,926	(4)	—			—

William G. Harvey	—		—	—	—	—	—

Pierre Rougeau,	4,889		7,513	3/6/2007	3/6/2017	—	$52.3878

Alain Grandmont	4,065		6,261	3/6/2007	3/6/2017	—	$52.3878

(1)	The restricted stock unit awards have been adjusted as a result of the Combination
(2)	The option awards have been adjusted as a result of the Combination.
(3)	The exercise price has been adjusted as a result of the Combination.
(4)	This grant represents a synergy award of RSU units to which Mr. Weaver will be entitled to receive upon meeting certain synergy targets within two years following the consummation of the Combination.

Prior to the Combination, the Company maintained various incentive stock plans (“pre-combination plans”) that provided for grants of Abitibi stock options, restricted stock units (“RSU”) and deferred stock units (“DSU”) to Company directors, officers and key employees. As a result of the Combination, the pre-combination plans have been modified and replaced with stock options, RSUs and DSUs of AbitibiBowater (“post-combination plans”), under substantially the same terms and conditions that existed under the pre-combination Abitibi plans. As of the Combination, outstanding grants under the pre-combination plans have been converted into equivalent grants of AbitibiBowater using the Abitibi conversion ratio of 0.06261.

Abitibi made annual equity grants in March 2007 to its management using stock options and RSUs as was done in the past. Traditionally, Abitibi granted 50% of the annual award in the form of stock options and 50% of the award as RSUs. Abitibi’s compensation consultants reviewed the mix and discussed with management the market pressure to reduce dilution by using restricted stock units instead of options. Management took this into consideration and recommended to the Abitibi Committee that the mix be changed, and in response, the HRCC granted awards in a mix of 40% stock options and 60% RSUs.

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

The table below summarizes the Abitibi 2007 mid- and long-term incentive plan designs:

	RSUs (Mid-term)	Stock Options (Long-term)

Performance Period	36 months	Option life of 120 months

President (Mr. Weaver)	Annual grant based on 150% of position salary mid-point	Annual grant based on 100% of position salary mid-point (using the Black-Scholes)

Vice-Presidents (Messrs. Rougeau and Grandmont)	Annual grant based on 78% of position salary mid-point	Annual grant based on 52% of position salary mid-point (using the Black-Scholes)

Vesting conditions	Units will vest based on the Company’s relative 3-year average financial performance versus a selected comparator group. Value of units directly pegged to stock price. Payment in cash or stock.	Options will vest 25% per year after first year and will expire in 10 years.

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

The 2007 nonqualified stock option awards provide for vesting in  1/4 increments at the end of each year during the four-year vesting period. If the employment of the individual is terminated, his or her option terminates, except that if employment is terminated by reason of death, retirement, involuntary termination or other reason approved by the Company, then options are exercisable with respect to the number of shares the individual had the right to purchase at the time of the termination within five years after the date of the termination event, provided that in no event would any option be exercisable after the original expiration date. All options are canceled upon termination of employment for cause. The options are immediately vested if the executive is terminated and is entitled to benefits under his change in control severance agreement.

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

In addition, Mr. Weaver has received a special grant of 28,926 AbitibiBowater RSUs as a synergy award to which he will be entitled upon the meeting of certain performance targets following the completion of the Combination related to achievement of levels of synergies. Mr. Weaver may earn a lesser number of RSUs to the extent a lesser level of synergies is achieved, as follows:

Synergies	US$200M	US$250M	US$300M
Percentage Vested	80%	100%	120%
# Restricted share Units Vested	19,284	24,105	28,926

Retirement Plans

We provide traditional defined benefit pension plans for our named management. Our mix of tax-qualified retirement plans and supplemental plans for select members of management is designed to attract and retain the senior and experienced mid to late-career executive talent we think we need to be a competitive company in the forest products industry. The plans provide these management with a retirement benefit targeted to a competitive income replacement ratio at normal retirement age.

Our executives are covered by a registered or qualified defined benefit retirement plan and a supplemental executive plan. These plans are intended to provide a combined pension at the normal retirement age of 65 that is equal to 2% of the average annual compensation multiplied by the years of credited service, up to a maximum of 70% of such earnings. Compensation is based on the average of the highest five consecutive years of base salary within the last 10 years of service plus the average of the five highest annual awards paid pursuant to the annual incentive awards plan within the last 10 years of service.

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

The Supplemental Plan provides an age 65 retirement benefit (if the participant has at least two years of service) equal to 2% of average compensation times years of credited service up to 35 years (reduced by qualified plan amounts). Compensation includes base salary and bonus. Average compensation is based on the best 60 consecutive months of base salary within the last 120 months, and the best five bonuses in the last 10 years. The total pension is payable unreduced if the executive retires at age 58 with at least 80 points (age plus service). A reduction of 6% per year is applicable for retirement before such unreduced eligibility if the member has completed 20 years of service; if the member has less than 20 years of service the 6% per year reduction is calculated for each year prior to 65. The total pension is initially paid for a two-year period under a joint and survivor 50% lifetime pension. The lump sum value of the benefit is paid at the end of such two-year period. The Abitibi Committee granted Mr. Weaver an additional five years of service in the Supplemental Plan.

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

The Abitibi granted five extra years of credited service under the Supplemental Plan to Mr. Rougeau. The extra years vest gradually and will be fully vested on September 4, 2009.

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

Directors

Current Abitibi Directors

John W. Weaver, age 62, has been a director since April 1999. He has been Executive Chairman of AbitibiBowater since October 2007. Mr. Weaver presently serves as President of Abitibi-Consolidated Inc. Mr. Weaver held a number of senior executive positions in operations and sales prior to being appointed in his current positions with Abitibi-Consolidated Inc. and AbitibiBowater. He has over 30 years of experience in the forest products industry. Mr. Weaver is a member of the Abitibi-Consolidated Inc. board, the chair of both the Forest Products Association of Canada (FPAC) and FPInnovations, and a director of the U.S. Endowment for Forestry and Communities. Mr. Weaver did not receive fees in 2007 for his service on the Abitibi Board.

Allen Dea, age 53, has been a director since October 2007. Mr. Dea presently serves as the Vice-President, Finance – Operations since October 2007 of AbitibiBowater. Prior to his being appointed as such, Mr. Dea served as Vice-President and Treasurer of Abitibi-Consolidated Inc., after having served previously as the Company’s Vice-President Corporate Controller. He has been employed by the Company since 1976. Since consummation of the Combination, directors of Abitibi no longer receive fees for their service on the Abitibi Board.

Alain Grandmont, age 52, has been a director since October 2007. Mr. Grandmont served as Senior Vice President, Commercial Printing Papers of Abitibi from 2005 to October 2007, when he was appointed as Senior Vice President, Commercial Printing Papers Division of AbitibiBowater. He served as Senior Vice President, Value-Added Operations and Sales of Abitibi in 2004. Previously, he was Senior Vice President, Value-Added Operations of Abitibi. Since consummation of the Combination, directors of Abitibi no longer receive fees for their service on the Abitibi Board.

William G. Harvey, age 50, has been a director of the company since October 2007. Mr. Harvey served as Executive Vice President and Chief Financial Officer of Bowater from August 2006 to October 2007, when he was appointed as Senior Vice President and Chief Financial Officer of AbitibiBowater. From 2005 to 2006, he was Senior Vice President and Chief Financial Officer and Treasurer of Bowater. From 1998 to 2005, he served as Vice President and Treasurer of Bowater. Previously, he was Vice President and Treasurer of Avenor Inc., a pulp and paper company, until its acquisition by Bowater. Since consummation of the Combination, directors of Abitibi no longer receive fees for their service on the Abitibi Board.

Pierre Rougeau, age 50, has been a director since October 2007. Mr. Rougeau served as Senior Vice President, Corporate Development and Chief Financial Officer of Abitibi from 2001 to October 2007, when he was appointed as Senior Vice President, North American Newsprint Division of AbitibiBowater. Since consummation of the Combination, directors of Abitibi no longer receive fees for their service on the Abitibi Board.

Former Abitibi Directors

John Q. Anderson, age 56, has been a director of AbitibiBowater Inc. since October 2007. He is Chairman and Chief Executive Officer of BigWheel Partners Inc. Mr. Anderson served as a director of Abitibi-Consolidated Inc. from 2006 to October 2007. He is a member of the Board of Trustees of North American Electric Reliability Corporation. He also serves as a director of Panther Expedited Services, Inc, Gemini Traffic Sales. Inc. and as Chairman of Board of Roadlink USA, Inc. Mr. Anderson received $71,234 in cash and other compensation for his service on the Abitibi Board in 2007.

Hans P. Black, age 54, has been a director of AbitibiBowater Inc. since October 2007. Mr. Black served as a director of Abitibi-Consolidated Inc. from 2005 to October 2007. He serves as a director of Amorfix Life Sciences Ltd., RPMH Global Marco Fund, Wi2Si Inc. Les Aliments SoYummi Inc., la Fondation de l’Institut de Cardiologie de Montréal and is a member of the Advisory Council of The Paul H. Nitze School of Advanced International Studies of John Hopkins University. Mr. Black received $75,169 in cash and other compensation for his service on the Abitibi Board in 2007.

Jacques Bougie, age 60, has been a director of AbitibiBowater Inc. since October 2007. Mr. Bougie served as a director of Abitibi-Consolidated Inc. from 2004 October 2007. He serves a director of Nova Chemicals Inc. and McCain Foods Ltd. From 1993 to 2001 he served as President and Chief Executive Officer of Alcan Inc. Mr. Bougie received $214,393 in cash and other compensation for his service on the Abitibi Board in 2007.

William E. Davis, age 66, is a Director of Consol Energy Inc. Mr. Davis served as a director of Abitibi-Consolidated Inc. from 2003 to October 2007. From 2002 to 2003, he served as Chairman of National Grid USA and as an executive director of National Grid (UK) From 1993 to 2002, he served as Chairman of the Board and Chief Executive Officer of Niagara Mohawk Power Corporation. He currently serves on the Board of Trustees of Syracuse University as Chairman and Chief Executive officer of the Metropolitan Development Foundation of Central New York. Mr. Davis received $72,545 in cash and other compensation for his service on the Abitibi Board in 2007.

Marlene Davidge, age 57, was a director of Abitibi-Consolidated Inc. from 2001 to October 2007. Ms. Davidge is a partner at Torys LLP, a law firm. She is also a member of the Advisory Committee of the University College, University of Toronto. Ms. Davidge received $63,254 in cash and other compensation for her service on the Abitibi Board in 2007.

David A. Galloway, age 64, was a director of Abitibi-Consolidated from 2006 to October 2007. Since 2004, Mr. Galloway has been Chairman of the Board of the Bank of Montreal. He also serves on the Board of Directors of E. W. Scripps Company, Shell Canada Limited and Toromont Industries Ltd. He was President and CEO of Torstar Corporation from 1988 to 2002 and a founding partner of Canada Consulting Group. Mr. Galloway received $64,566 in cash and other compensation for his service on the Abitibi Board in 2007.

Lise Lachapelle, age 58, has been a director of AbitibiBowater Inc. since October 2007. Ms. Lachapelle served as a director of Abitibi-Consolidated Inc. from 2002 to October 2007. Ms. Lachapelle is also a director of Industrielle Alliance, Insurance and Financial Services Inc., Russels Metals Inc., Innergex Poser Trust, BNP-Paribas (Canada) and Mirabaud Canada Inc. She is also a director of Export Development Canada. Ms. Lachapelle received $78,667 in cash and other compensation for her service on the Abitibi Board in 2007.

Gary J. Lukassen, age 67, has been a director of AbitibiBowater Inc. since October 2007. Mr. Lukassen served as a director of Abitibi-Consolidated Inc. from 2002 to October 2007. He is a director of The North West Company and Spinrite Income Fund. From 1989 to 2001, he served as Executive Vice-President and Chief Financial Officer of the Hudson Bay’s Company. Mr. Lukassen received $86,792 in cash and other compensation for his service on the Abitibi Board in 2007.

John A. Tory, age 78, was a director of AbitibiBowater from 1965 to October 2007. He is a director of The Woodbridge Company Limited, the Thomson Corporation and Rogers Communications Inc. He was Deputy Chairman of The Thomson Corporation from 1978 to 1997 and President of Woodbridge from 1973 to 1993. Mr. Tory received $79,869 in cash and other compensation for his service on the Abitibi Board in 2007.

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

Set forth below is a chart with the number of employees employed at the end of fiscal years 2005, 2006 and 2007, classified by area of work and geographic location.

	2005	2006	2007
Pulp & Paper Mills
Canada	7046	6013	5100
U.S.	948	931	925
U.K./Europe	350	274	300

Subtotal	8344	7218	6325
Wood Products
Canada	4718	4635	4475
U.S.	0	0	0
U.K./Europe	0	0	0

Subtotal	4718	4635	4475
Recycling
Canada	0	0	0
U.S.	160	186	205
U.K./Europe	37	37	35

Subtotal	197	223	240
Corporate
Canada	400	378	369
U.S.	126	120	107
U.K./Europe	15	16	13

Subtotal	541	514	489
Total
Canada	12164	11026	9944
U.S.	1234	1237	1237
U.K./Europe	402	327	348

Subtotal	13800	12600	11529

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Abitibi is a subsidiary of AbitibiBowater. AbitibiBowater owns 82% of our common stock, and AbitibiBowater Canada Inc. (“ABCI”), a Canadian corporation and subsidiary of AbitibiBowater, owns the remaining 18% of our common stock. AbitibiBowater’s common stock trades on the New York Stock Exchange and the Toronto Stock Exchange under the symbol ABH.

B. Related Party Transactions

Upon consummation of the Financing Transactions, AbitibiBowater, through a newly created direct subsidiary, acquired through a series of intercompany transactions, all of the common stock and all of the outstanding non-voting preferred stock of D Corp. D Corp., previously a subsidiary of Abitibi, indirectly owns the investment in Augusta Newsprint Company, which operates a newsprint mill, the Alabama River and Snowflake paper mills, and the U.S. Recycling Operations. As a result of the intercompany transactions, D Corp. is now an indirect subsidiary of AbitibiBowater while ceasing to be a subsidiary of the Company. This transaction will have a material impact on the Company’s results of operations, financial condition and liquidity going forward.

Abitibi may also, from time to time, subject to any applicable restrictions contained in any indebtedness documents, enter into transactions with related parties, including AbitibiBowater, Bowater and their subsidiaries and affiliates, for management and other services (such as IT, environmental, human resources and legal services) and inter-company advances, loans and investments, intercompany product sales and purchases. Because the Combination with Bowater was completed on October 29, 2007, transactions with AbitibiBowater, Bowater and their subsidiaries and affiliates were not material as of March 31, 2008, but this may change as we continue the integration of the businesses and operations of Abitibi and Bowater. Similarly, there were no material loans or guarantees with related entities, other than any such transactions with entities whose results of operations are consolidated in the Company’s consolidated financial statements from the period from January 1, 2008 to March 31, 2008.

C. Interests of Experts and Counsel

Not applicable.

Item 10.	Additional Information

C. Material Contracts

Combination Agreement

On January 29, 2007, we entered into a Combination Agreement and Plan of Merger with Alpha-Bravo Holdings, Inc., Bowater Incorporated, Alpha-Bravo MergerSub, Inc. and Bowater Canada Inc. pursuant to which Abitibi and Bowater became subsidiaries of AbitibiBowater.

Third Amendment to Credit Agreement

On July 16 2007, we entered into a Third Amendment, to the Credit Agreement among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada, the Bank of Nova Scotia, Citibank, N.A. and Goldman Sachs Credit Partners, dated October 3, 2005 (the “Credit Agreement”), to waive the interest coverage ratio requirement until the end of the second quarter of 2008 and also waived certain other provisions to permit the reorganization and rationalization of AbitibiBowater’s corporate structure. We also entered into a Fourth Amendment, dated August 14, 2007, to the Credit Agreement in order to reduce the aggregate amount of its Facility A by $40,000,000. In addition, we entered into a Fifth Amendment, dated December 27, 2007, to the Credit Agreement to extend the deadline for the completion of the reorganization of AbitibiBowater’s corporate structure, to permit borrowings to be made under Facility B even though Facility A is not fully used at the time and to amend certain other sections to the Credit Agreement.

Receivables Purchase Agreement

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

Snowflake Mill Purchase Agreement

On February 10, 2008, we entered into an agreement with Catalyst Paper Corporation pursuant to which we agreed to sell our Snowflake mill for approximately US$180 million, including US$161 million in cash and approximately US$19 million in retained trade receivables. We expect this sale to close in April 2008.

Sale of 13.75% Senior Secured Notes due 2011

On April 1, 2008, ACCC and Abitibi completed their private sale of $413.0 million aggregate principal amount of 13.75% Senior Secured Notes due 2011 (the “Secured Notes”) pursuant to a purchase agreement by and among ACCC, as issuer of the Secured Notes, Abitibi and certain of its subsidiaries, as guarantors of the Secured Notes, and Goldman, Sachs & Co. and J.P. Morgan Securities Inc., as initial purchasers of the Secured Notes.

The Secured Notes, which were issued pursuant to an Indenture dated April 1, 2008, by and among, ACCC, Abitibi, the additional subsidiary guarantors named therein, and Wells Fargo, National Association, as trustee and collateral trustee (the “Secured Notes Indenture”), will mature on April 1, 2011, are guaranteed by Abitibi and all of Abitibi’s wholly owned restricted subsidiaries (other than certain immaterial subsidiaries) and any other restricted subsidiaries that guarantee the Senior Term Loan. ACCC will pay interest on the notes on April 1 and October 1 of each year with the first such payment to be made on October 1, 2008.

The Secured Notes (and the related guarantees) are secured on a first priority basis by a lien on certain fixed assets owned or acquired by ACCC or the guarantors (except D Corp. and its restricted subsidiaries). The collateral securing the notes consists primarily of (i) mortgages on 11 pulp and paper mills, located in Canada and the United Kingdom and related rights of way; (ii) a pledge of ACCC’s 60% equity interest in Manicouagan Power Company, which owns and operates a hydroelectric plant on the Manicouagan river in Quebec, Canada; (iii) pledges of ACCC’s 75% equity interests in each of ACH Limited Partnership and its general partner, Abitibi-Consolidated Hydro Inc.; (iv) substantially all of the equipment (other than vehicles) and intellectual property of ACCC and the guarantors (other than Donohue Corp. and its restricted subsidiaries); (v) all records and documents of title relating to the above; and (vi) certain other rights incidental to the above items. Additionally, ACCC has agreed to use its commercially reasonable efforts to obtain all consents necessary to provide a mortgage on its Iroquois Falls, Ontario paper mill, subject to the satisfaction of certain conditions.

        The Secured Notes are ACCC’s senior obligations and rank pari passu in right of payment with all of ACCC’s existing and future unsecured senior indebtedness, including the outstanding senior unsecured notes ACCC has issued, becomes a co-obligor under or guaranteed. The Secured Notes are effectively subordinated to obligations of ACCC under the Senior Term Loan, to the extent of the value of the collateral securing the Senior Term Loan. The Secured Notes are senior in right of payment to any existing and future subordinated indebtedness of ACCC, if any.

If a “change of control” of ACCC occurs, ACCC must give holders of the Secured Notes the opportunity to sell their Secured Notes to ACCC at a purchase price of 101% of their principal amount, plus accrued interest.

The Secured Notes Indenture contains covenants that limit ACCC’s and Abitibi’s ability and that of Abitibi’s restricted subsidiaries to: incur additional debt, create liens on assets, pay dividends or distributions on, or redeem or purchase, ACCC’s capital stock, make investments, engage in sale and leaseback transactions, engage in transactions with affiliates, transfer or sell assets, issue and sell equity interests in Abitibi’s wholly owned subsidiaries, guarantee debt, restrict dividends or other payments to ACCC, consolidate, merge or transfer all or substantially all of ACCC’s assets and the assets of its subsidiaries, and engage in unrelated businesses, subject to certain exceptions.

In connection with the sale of the Secured Notes, ACCC has also entered into a Registration Rights Agreement (the “Secured Notes Registration Rights Agreement”) pursuant to which ACCC has agreed to conduct an exchange offer with respect to the Secured Notes pursuant to which the holders of the Secured Notes can exchange their Secured Notes for notes that are substantially similar to Secured Notes that have been registered under the Securities Act of 1933, as amended (the “Securities Act”). In addition, in certain circumstances, ACCC has also agreed to file a resale registration statement with respect to the Secured Notes.

The foregoing descriptions of the Secured Notes Indenture and the Secured Notes Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Secured Notes Indenture and the Secured Notes Registration Rights Agreement, which are filed as Exhibits 4.15 and 10.38 respectively hereto, and are incorporated herein by reference.

Issuance of 15.5% Senior Notes due 2010

In connection with the private exchange offers by ACCC for (i) outstanding 6.95% Senior Notes due 2008 issued by Abitibi, (ii) outstanding 5.25% Senior Notes due 2008 issued by ACCC and (iii) outstanding 7.875% Senior Notes due 2009 issued by Abitibi-Consolidated Finance L.P. (together with the notes listed in (i) and (ii) above, the “Existing ACI Notes”), on April 1, 2008, ACCC issued approximately $293 million principal amount of 15.5% Senior Notes due 2010 (the “Exchange Notes”). The Exchange Notes were issued pursuant to an Indenture dated April 1, 2008, by and among, ACCC, Abitibi, the additional subsidiary guarantors named therein, and Wells Fargo, National Association, as trustee (the “Exchange Notes Indenture”). The Exchange Notes, which unsecured and are guaranteed by Abitibi and all of Abitibi’s wholly owned restricted subsidiaries (other than certain immaterial subsidiaries) and any other restricted subsidiaries that guarantee the Senior Term Loan will mature on July 15, 2010. ACCC will pay interest on the notes on January 15 and July 15 of each year with the first such payment to be made on July 15, 2008.

The Exchange Notes are ACCC’s senior obligations and rank pari passu in right of payment with all of ACCC’s existing and future unsecured senior indebtedness, including the outstanding senior unsecured notes ACCC has issued, becomes a co-obligor under or guaranteed. The Exchange Notes are effectively subordinated to obligations of ACCC under the Senior Term Loan and the Secured Notes, to the extent the value of the collateral securing the Senior Term Loan and the Secured Notes. The Exchange Notes are senior in right of payment to any existing and future subordinated indebtedness of ACCC, if any.

If a “change of control” of ACCC occurs, ACCC must give holders of the Exchange Notes the opportunity to sell their Exchange Notes to ACCC at a purchase price of 101% of their principal amount, plus accrued interest.

The Exchange Notes Indenture governing the Exchange Notes contains covenants that limit ACCC’s and Abitibi’s ability and that of Abitibi’s restricted subsidiaries to: incur additional debt, create liens on assets, pay dividends or distributions on, or redeem or purchase, ACCC’s capital stock, make investments, engage in sale and leaseback transactions, engage in transactions with affiliates, transfer or sell assets, issue and sell equity interests in Abitibi’s wholly owned subsidiaries, guarantee debt, restrict dividends or other payments to ACCC, consolidate, merge or transfer all or substantially all of ACCC’s assets and the assets of its subsidiaries, and engage in unrelated businesses, subject to certain exceptions.

In connection with the issuance of the Exchange Notes, ACCC has also entered into a Registration Rights Agreement (the “Exchange Notes Registration Rights Agreement”) pursuant to which ACCC has agreed to conduct an exchange offer with respect to the Exchange Notes pursuant to which the holders of the Exchange Notes can exchange their Exchange Notes for notes substantially similar to the Exchange Notes that have been registered under the Securities Act. In addition, in certain circumstances, ACCC has also agreed to file a resale registration statement with respect to the Exchange Notes.

The foregoing descriptions of the Exchange Notes Indenture and the Exchange Notes Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Exchange Notes Indenture and the Exchange Notes Registration Rights Agreement, which are filed as Exhibits 4.16 and 10.39 respectively hereto, and are incorporated herein by reference.

        As part of the exchange offers, in tendering their Existing ACI Notes, holders of the Existing ACI Notes also consented to certain amendments to the indentures governing the Existing ACI Notes to eliminate from such indentures the covenants included therein with respect to the limitation on liens and sale and leaseback transactions. In addition, the tendering holders of Existing ACI Notes, by tendering their Existing ACI Notes also agreed not to exercise or enforce any of their rights or remedies under the applicable Existing ACI Notes indentures with respect to the Existing ACI Notes until April 8, 2008. Copies of the supplemental indentures entered into with respect to the remaining Existing ACI Notes outstanding are filed as Exhibits 4.17, 4.18 and 4.19 hereto and are incorporated herein by reference.

The 6.95% Senior Notes due 2008 matured on April 1, 2008 and on that date, the remaining 6.95% Senior Notes that were not tendered in the exchange offers as of that date were paid in full. The exchange offers expired on April 4, 2008 and, in connection therewith, an additional $229,000 aggregate principal amount of Exchange Notes was issued on April 8, 2008 with respect to Existing ACI Notes tendered between March 31, 2008 and the expiration date of the exchange offers.

Senior Secured Term Loan

On April 1, 2008, ACCC entered into a $400 million Senior Secured Senior Term Loan (the “Senior Term Loan”) with a syndicate of lenders. The Senior Term Loan has a maturity of 364 days and is guaranteed by Abitibi, Donohue Corp. and certain of their respective subsidiaries. The Senior Term Loan is secured primarily by the personal property (including accounts receivable and inventory, but excluding equipment, intellectual property and capital stock of subsidiaries) of ACCC, Abitibi and the other guarantors, as well as substantially all of the assets (including fixed assets) of D Corp. and its subsidiaries. The Senior Term Loan is effectively senior to the Secured Notes and the Exchange Notes to the extent of the collateral securing the Senior Term Loan. ACCC expects to use approximately $3.1 million of the cash reserved for potential settlement of Existing ACI Notes (which cash was not needed because no additional Existing ACI Notes were tendered in the exchange offers after March 31, 2008) to pay down the principal amount outstanding under the Senior Term Loan. In addition, ACCC will be required to use $50 million of the proceeds it receives from the previously announced sale of its Snowflake, Arizona mill to further pay down the principal amount of the Senior Term Loan. Amounts borrowed under the Senior Term Loan accrue interest at a floating rate based on LIBOR plus 800 basis points, with a 3.5% LIBOR floor, payable quarterly.

        The Senior Term Loan is subject to mandatory prepayment, in addition to those specific prepayment requirements discussed above, with, in general: (i) 100% of the net cash proceeds of the sale of any property or assets that secure the Senior Term Loan; (ii) subject to certain reinvestment rights, 50% of the net cash proceeds of the sale of any property or assets of ACCC, the guarantors thereunder and their respective subsidiaries that do not secure the Senior Term Loan or the notes being offered hereby; (iii) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain exceptions and reinvestment rights; (iv) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the Senior Term Loan); and (v) any amount necessary so that the aggregate principal amount of the loans outstanding under the Senior Term Loan (net of any prepayments) shall not exceed the lesser of (a) $450 million and (b) the Current Asset Amount. “Current Asset Amount” is defined as the sum of (i) a specified percentage of net eligible accounts receivable of ACCC and the guarantors, subject to certain exceptions and limitations, and (ii) a specified percentage of the book value of net eligible inventory of ACCC and the guarantors, subject to certain exceptions and limitations, minus (iii) reserves established by the agents under the Senior Term Loan in their commercially reasonable discretion. Consequently, decreases in the amount of net eligible accounts receivable or net eligible inventory could require ACCC to prepay amounts under the Senior Term Loan when it may not possess the cash required to do so. Amounts prepaid under the Senior Term Loan may not be reborrowed.

The Senior Term Loan contains various customary affirmative and negative covenants (subject to materiality thresholds, baskets, and customary exceptions and qualifications), including, but not limited to, restrictions on the ability of ACCC, the guarantors thereof and their subsidiaries to (i) incur additional indebtedness and guarantee obligations, (ii) create liens on certain assets, (iii) make restricted junior payments, (iv) restrict distributions from subsidiaries, (v) make investments, loans or advances, (vi) engage in mergers or consolidations, (vii) dispose of subsidiary interests or other assets, (viii) make acquisitions, (ix) enter into sale-leaseback transactions, (x) engage in certain transactions with shareholders and affiliates, (xi) change the conduct of business, (xii) amend or waive organizational documents, (xiii) amend or waive certain indebtedness, (xiv) change the fiscal year, or (xv) engage in hedging transactions.

The Senior Term Loan contains customary events of default (subject to mutually agreed exceptions, thresholds and grace periods).

E. Taxation

The Company is a subsidiary of AbitibiBowater, a Delaware corporation. AbitibiBowater owns 82% of our common stock, and AbitibiBowater Canada, Inc. (“ABCI”), a Canadian corporation and subsidiary of AbitibiBowater, owns the remaining 18% of our common stock. Therefore, the tax considerations that would be applicable to AbitibiBowater and ABCI, as our only shareholders, are not the same as, and disclosure of such consequences is not as significant as it would be, if individuals or unaffiliated entities were the holders of our common shares. AbitibiBowater and ABCI should consult with their own tax advisors with respect to the Canadian and U.S. income tax consequences that would be particular to their circumstances.

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

The Company’s pre-tax earnings and net earnings are impacted by fluctuations in selling prices, input costs and foreign exchange to the extent shown in the following table, based on 2008 estimated volumes, prices, exchange rates and financial hedges in place as at December 31, 2007:

	Impact on
	Pre-tax earnings	Net earnings
	(in millions)
US$25 change in transaction price – per unit
Newsprint (per ton)	$74	$50
Specialty Papers (per ton)	39	26
Wood Products (per thousand board feet)	33	22

US$0.01 change in relative value of Canadian dollar

Cash impact(1)	23	16
Manufacturing costs
Virgin fiber (2% on external source)	1	1
Recycled fiber (2% on external source)	1	1
Energy
Natural Gas (US$1/Gj)	10	7
Bunker “C” (US$1/Barrel)	1	1
Electricity ($1/MWh)
Regulated markets	9	6
Deregulated markets	1	1

(1)	Cash impact offsets non-cash impact due to translation of foreign currencies.

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

PART II

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

The Company’s management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management has concluded that such internal control over financial reporting was effective at December 31, 2007 based on those criteria. There are no material weaknesses that have been identified by management in this regard, as of December 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include a report of the Company’s independent auditors regarding internal control over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

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

Item 16A. Audit Committee Financial Expert

Since the Company has terminated its reporting requirements under the Exchange Act, and is no longer subject to stock exchange listing requirements, it is no longer required to maintain an audit committee. Since the Company is no longer required to maintain an audit committee, the Company’s Board of Directors has not identified an “audit committee financial expert.” The Abitibi Board reviews and approves the Company’s financial statements and related notes. The Audit Committee of AbitibiBowater oversees, internal controls and the audit function process of AbitibiBowater and its consolidated subsidiaries, including Abitibi and Bowater on behalf of the AbitibiBowater Board. The AbitibiBowater Audit Committee is currently comprised of six outside directors, all of whom the AbitibiBowater Board has determined are independent as defined under the listing standards of the New York Stock Exchange and the standards of the SEC adopted under the Sarbanes-Oxley Act. The AbitibiBowater Board has determined that Audit Committee Chairman John A. Rolls and members Gary L. Lukassen and Bruce W. Van Saun are each an “audit committee financial expert” as defined by the SEC.

Item 16B. Code of Ethics

AbitibiBowater has adopted a Code of Business Conduct for all employees of AbitibiBowater, its subsidiaries and divisions, including the employees of Abitibi. AbitibiBowater Code of Business Conduct, as well as the AbitibiBowater Board of Directors Code of Business Conduct and Ethics, are published on the website of AbitibiBowater at www.abitibibowater.com. Both codes are in line with the requirements of the Sarbanes-Oxley Act and the NYSE Standards.

Item 16C. Principal Accountant Fees and Services

In 2007 and 2006 the aggregate amounts billed for professional services rendered by the Company’s independent auditors, PricewaterhouseCoopers LLP (“PWC”), to the Company and its subsidiaries were approximately as follows:

FEES IN MILLIONS OF DOLLARS	2007	2006
Audit fees	$2.5	$2.9
Audit-related fees	$1.1	$0.6
Tax fees	$1.0	$0.2
All other non-audit fees	$0.1	$0.0

TOTAL	$4.7	$3.7

“Audit fees” are fees for professional services for the audit of the Company’s consolidated financial statements, the Management’s assessment on the effectiveness of internal control over financial reporting and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, and review of quarterly financial statements, services that are normally provided by PWC in connection with statutory and regulatory filings or engagements or any other services performed by PWC to comply with generally accepted auditing standards; “audit-related fees” are fees for assurance and related services that are typically performed by the independent public accountant; “tax fees” are fees for tax compliance, tax advice and tax planning; and “non-audit fees” are fees for any services not included in the first three categories.

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

PART III

Item 18. Financial Statements

Page
Report of Independent Auditors	F-1

Item 19. Exhibits

The following exhibits have been filed as part of this Annual Report:

(1)	Exhibits (numbered in accordance with Item 601 of Regulation S-K):

Exhibit No.	Description

2.1*	Combination Agreement and Agreement and Plan of Merger dated as of January 29, 2007 among Alpha-Bravo Holdings Inc., Abitibi-Consolidated Inc., Bowater Incorporated, Alpha-Bravo Merger Sub Inc., and Bowater Canada Inc. (incorporated by reference to Exhibit 2.1 to Bowater Incorporated’s Form 8-K filed January 29, 2007).

2.1.1*	First Amendment, dated as of May 7, 2007, to the Combination Agreement and Agreement and Plan of Merger dated as of January 29, 2007 among AbitibiBowater Inc., Abitibi-Consolidated Inc., Bowater Incorporated, Alpha-Bravo Merger Sub Inc. and Bowater Canada Inc. (the “First Amendment”) (incorporated by reference to Exhibit 10.1 to Bowater Incorporated’s Form 10-Q filed May 10, 2007 for the Period ended March 31, 2007).

2.2*	Form of Plan Arrangement (incorporated by reference to Annex E to the Joint Proxy Statement/Prospectus/Management Information Circular of AbitibiBowater Inc., filed pursuant to Rule 424(b)(3) on June 25, 2007).

2.3*	Asset and Stock Purchase Agreement dated as of February 10, 2008 between Abitibi Consolidated Sales Corporation and Catalyst Paper Corporation (incorporated by reference to Exhibit 2.3 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

3.1**	Articles of Amalgamation of Abitibi-Consolidated, Inc. dated May 20, 1997.

3.2**	By-Law Number 1 of Abitibi-Consolidated, Inc.

4.1*	Form of Provisions Attaching to the Exchangeable Shares (incorporated by reference to Schedule 1 of Annex F to the Joint Proxy Statement/Prospectus/Management Information Circular of AbitibiBowater Inc., filed pursuant to Rule 424(b)(3) on June 25, 2007).

4.2*	Indenture, dated June 15, 2004, among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada (as Issuer) and the Bank of Nova Scotia Trust Company of New York (as Trustee) (incorporated by reference to Exhibit 7.1 to Abitibi-Consolidated Inc.’s Form F-10 filed July 26, 2004).

4.3*	Indenture, dated December 11, 2001, among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada (as Issuer) and the Bank of Nova Scotia Trust Company of New York (as Trustee) (incorporated by reference to Exhibit 7.1 to Abitibi-Consolidated Inc.’s Form F-9/A filed November 20, 2001).

4.4*	Indenture, dated November 2001, among Abitibi-Consolidated Inc., Abitibi-Consolidated Finance L.P. (as Issuer) and the Bank of Nova Scotia Trust Company of New York (as Trustee) (incorporated by reference to Exhibit 7.1 to Abitibi-Consolidated Inc.’s Form F-9/A filed July 12, 2000).

4.5*	Purchase Agreement among Abitibi-Consolidated Company of Canada, Abitibi-Consolidated Inc., Banc of America Securities LLC, Citigroup Global Markets Inc., CIBC World Markets Corp., Scotia Capital (USA) Inc., NBF Securities (USA) Corp., RBC Dominion Securities Corporation, ABN Amro Incorporated, SG Americas Securities, LLC, Credit Suisse First Boston LLC, Tokyo-Mitsubishi International PLC, dated June 10, 2004 (incorporated by reference to Exhibit 3.1 to Abitibi-Consolidated Inc.’s Form F-10 filed July 26, 2004).

4.6**	Indenture, dated as of April 6, 1998, between Abitibi-Consolidated Inc. and Montreal Trust Company, as trustee.

4.7**	First Supplemental Indenture to the April 6, 1998 Indenture, dated as of September 1, 2001, between Abitibi-Consolidated Inc., 3834328 Canada Inc., and Abitibi-Consolidated Inc as partner, Abitibi-Consolidated General Partnership and Computershare Trust Company of Canada.

4.8**	Second Supplemental Indenture to the April 6, 1998 Indenture, dated as of October 1, 2001, between Abitibi-Consolidated Inc., 3834328 Canada Inc., and Abitibi-Consolidated Inc as partner, Abitibi-Consolidated General Partnership, Donohue Forest products Inc. and Computershare Trust Company of Canada.

4.9**	Third Supplemental Indenture to the April 6, 1998 Indenture, dated as of December 1, 2001, between Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada, Abitibi-Consolidated General Partnership and Computershare Trust Company of Canada.

4.10**	Indenture, dated as of July 26, 1999, between Abitibi-Consolidated Inc., Abitibi-Consolidated Finance L.P., and The Bank of Nova Scotia Trust Company of New York, as trustee.

4.11**	First Supplemental Indenture to the July 26, 1999 Indenture, dated as of September 1, 2001, between Abitibi-Consolidated Inc., Abitibi-Consolidated Finance L.P., 3834328 Canada Inc., and Abitibi-Consolidated Inc as partner, Abitibi-Consolidated General Partnership and The Bank of Nova Scotia Trust Company of New York.

4.12**	Second Supplemental Indenture to the July 26, 1999 Indenture, dated as of October 1, 2001, between Abitibi-Consolidated Inc., Abitibi-Consolidated Finance L.P., 3834328 Canada Inc., and Abitibi-Consolidated Inc as partner, Abitibi-Consolidated General Partnership, Donohue Forest Products and The Bank of Nova Scotia Trust Company of New York.

4.13**	Third Supplemental Indenture to the July 26, 1999 Indenture, dated as of December 1, 2001, between Abitibi-Consolidated Inc., Abitibi-Consolidated Finance L.P., Abitibi-Consolidated Company of Canada, Abitibi-Consolidated General Partnership and The Bank of Nova Scotia Trust Company of New York.

4.14**	Fourth Supplemental Indenture to the July 26, 1999 Indenture, dated as of November 21, 2005, between Abitibi-Consolidated Inc., Abitibi-Consolidated Finance L.P., Abitibi-Consolidated Company of Canada, The Bank of Nova Scotia Trust Company of New York.

4.15*	13.75% Senior Secured Notes due 2011 Indenture, dated April 1, 2008, by and among Abitibi-Consolidated Company of Canada, the Guarantor Parties Named Therein and Wells Fargo, National Association (incorporated by reference to Exhibit 10.1 to AbitibiBowater Inc.’s Current Report on Form 8-K filed April 7, 2008).

4.16*	15.5% Senior Notes due 2010 Indenture, dated April 1, 2008, by and among Abitibi-Consolidated Company of Canada, the Guarantor Parties Named Therein and Wells Fargo, National Association (incorporated by reference to Exhibit 10.3 to AbitibiBowater Inc.’s Current Report on Form 8-K filed April 7, 2008).

4.17*	Fourth Supplemental Indenture, dated April 1, 2008, to the Indenture Governing the 6.95% Senior Notes due 2008 (incorporated by reference to Exhibit 10.5 to AbitibiBowater Inc.’s Current Report on Form 8-K filed April 7, 2008).

4.18*	First Supplemental Indenture, dated April 1, 2008, to the Indenture Governing the 5.25% Senior Notes due 2008 (incorporated by reference to Exhibit 10.6 to AbitibiBowater Inc.’s Current Report on Form 8-K filed April 7, 2008).

4.19*	Fifth Supplemental Indenture, dated April 1, 2008, to the Indenture Governing the 7.875% Senior Notes due 2009 (incorporated by reference to Exhibit 10.7 to AbitibiBowater Inc.’s Current Report on Form 8-K filed April 7, 2008).

†10.1*	Severance Compensation Agreement between Abitibi-Consolidated Inc. and Pierre Rougeau, dated April 1, 2002 (incorporated by reference to Exhibit 10.2 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.2*	Severance Compensation Agreement between Abitibi-Consolidated Inc. and John W. Weaver, dated February 18, 2006 (incorporated by reference to Exhibit 10.9 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.3*	Severance Entitlements Letter between Abitibi-Consolidated Inc. and John W. Weaver, dated September 25, 2000 (incorporated by reference to Exhibit 10.10 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.4*	Severance Compensation Agreement between Abitibi-Consolidated Inc. and Alain Grandmont, dated April 1, 2002 (incorporated by reference to Exhibit 10.11 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.5*	Severance Compensation Agreement between Abitibi-Consolidated Inc. and Thor Thorsteinson, dated April 1, 2002 (incorporated by reference to Exhibit 10.13 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.6*	Supplemental Executive Retirement Plan of AbitibiBowater Inc.’s subsidiary, Abitibi-Consolidated Inc. (formerly Donohue Inc.) dated December 1999 (incorporated by reference to Exhibit 10.15 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.7*	Supplement Retirement Plan between Donohue Inc. and Yves Laflamme, dated January 27, 2000 (incorporated by reference to Exhibit 10.16 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.8*	Severance Compensation Agreement Letter between Abitibi-Consolidated and Yves Laflamme, dated December 11, 2006 (incorporated by reference to Exhibit 10.17 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.9*	Severance Compensation Agreement between Abitibi-Consolidated and Yves Laflamme, dated September 1, 2006 (incorporated by reference to Exhibit 10.18 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.10*	Severance Compensation Agreement between Abitibi-Consolidated and Jacques Vachon, dated November 10, 1998 (incorporated by reference to Exhibit 10.19 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.20*	Abitibi-Consolidated Executive Deferred Share Units Plan, effective date as of January 1, 2000 (incorporated by reference to Exhibit 10.24 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.21*	Abitibi-Consolidated Inc. Restricted Share Unit Plan, undated (incorporated by reference to Exhibit 10.25 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.22*	Abitibi-Consolidated Deferred Share Unit Plan (Stock plan for non-employee directors), dated March 11, 1998 (incorporated by reference to Exhibit 10.26 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.23*	Abitibi-Consolidated U.S. Supplement Executive Retirement Plan (SERP), as Amended and Restated, dated January 1, 2007 (incorporated by reference to Exhibit 10.27 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.24*	Canadian Supplement Executive Retirement Plan (SERP) for Executive Employees of Abitibi-Consolidated Inc., dated January 1, 1999 (incorporated by reference to Exhibit 10.28 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.25*	Amended and Restated Receivables Purchase Agreement among Abitibi-Consolidated U.S. Funding Corp., Eureka Securitisation, PLC, Citibank, N.A., the Originators Named Herein, Abitibi Consolidated Sales Corporation and Abitibi-Consolidated Inc. dated January 31, 2008 (incorporated by reference to Exhibit 10.40 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.26*	Amended and Restated Purchase and Contributed Agreement among Abitibi-Consolidated Inc., Abitibi Consolidated Sales Corporation, Abitibi Consolidated Sales Corporation and Abitibi-Consolidated U.S. Funding Corp., dated January 31, 2008 (incorporated by reference to Exhibit 10.41 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.27*	Credit Agreement among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada, the Bank of Nova Scotia, Citibank, N.A. and Goldman Sachs Credit Partners, dated October 3, 2005 (incorporated by reference to Exhibit 10.42 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.28*	First Amendment, dated September 28, 2006, to the Credit Agreement among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada, the Bank of Nova Scotia, Citibank, N.A. and Goldman Sachs Credit Partners, dated October 3, 2005 (incorporated by reference to Exhibit 10.43 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.29*	Second Amendment, dated November 24, 2006, to the Credit Agreement among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada, the Bank of Nova Scotia, Citibank, N.A. and Goldman Sachs Credit Partners, dated October 3, 2005 (incorporated by reference to Exhibit 10.44 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.30*	Third Amendment, dated July 16, 2007, to the Credit Agreement among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada, the Bank of Nova Scotia, Citibank, N.A. and Goldman Sachs Credit Partners, dated October 3, 2005 (incorporated by reference to Exhibit 10.45 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.31*	Fourth Amendment, dated August 14, 2007, to the Credit Agreement among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada, the Bank of Nova Scotia, Citibank, N.A. and Goldman Sachs Credit Partners, dated October 3, 2005 (incorporated by reference to Exhibit 10.46 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

†10.32*	Fifth Amendment, dated December 27, 2007, to the Credit Agreement among Abitibi-Consolidated Inc., Abitibi-Consolidated Company of Canada, the Bank of Nova Scotia, Citibank, N.A. and Goldman Sachs Credit Partners, dated October 3, 2005 (incorporated by reference to Exhibit 10.47 to AbitibiBowater Inc. Form 10-KA filed on March 20, 2008).

10.33**	Amended and Restated Agreement between Reynolds Aluminum Company of Canada, LTD. and Donohue Forest Products Inc., dated December 20, 1996.

10.34**	Unitholders’ Agreement, dated April 2, 2007, amongst Abitibi-Consolidated Hydro Inc., Abitibi-Consolidated Company of Canada, CDP Investissements Inc. and ACH Limited Partnership.

10.35**	Shareholders’ Agreement, dated April 2, 2007, amongst Abitibi-Consolidated Hydro Inc., Abitibi-Consolidated Company of Canada, Caisse de Depot et Placement du Quebec and ACH Limited Partnership.

10.36**	Amended and Restated Limited Partnership Agreement, dated March 30, 2007, amongst Abitibi-Consolidated Hydro Inc. and Abitibi-Consolidated Company of Canada (initial agreement was dated June 1, 2006).

10.37**	Credit Agreement, dated as of March 31, 2007, amongst ACH Limited Partnership, as Borrower, and Caisse de Depot et Placement du Quebec, for a $250,000,000 loan.

10.38*	13.75% Senior Secured Notes due 2011 Exchange and Registration Rights Agreement, dated April 1, 2008 (incorporated by reference to Exhibit 10.2 to AbitibiBowater Inc.’s Current Report on Form 8-K filed April 7, 2008).

10.39*	15.5% Senior Notes due 2010 Exchange and Registration Rights Agreement, dated April 1, 2008 (incorporated by reference to Exhibit 10.4 to AbitibiBowater Inc.’s Current Report on Form 8-K filed April 7, 2008).

10.40*	Credit and Guaranty Agreement, dated April 1, 2008, by and among Abitibi-Consolidated Company of Canada, Abitibi-Consolidated Inc., Certain Subsidiaries and Affiliates of Abitibi-Consolidated Inc., Goldman Sachs Credit Partners L.P., Wachovia Capital Markets, LLC and the Various Lenders Named Therein (incorporated by reference to Exhibit 10.10 to AbitibiBowater Inc.’s Current Report on Form 8-K filed April 7, 2008).

21.1**	Subsidiaries of the Company.

31.1**	Certification of President Pursuant to Section 302.

31.2**	Certification of Vice President and Treasurer Pursuant to Section 302.

*	Previously filed and incorporated herein by reference
**	Filed with this Form 20-F/A.
†	This is a management contract or compensatory plan or arrangement.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Abitibi-Consolidated Inc.

Per:	/s/ John W. Weaver
President
Date: April 9, 2008

Per:	/s/ William G. Harvey
Vice President and Treasurer
Date: April 9, 2008

Report of Independent Auditors	F-1

Independent Auditors’ report

To the Shareholders of Abitibi-Consolidated Inc.

We have audited the accompanying consolidated balance sheets of Abitibi-Consolidated Inc. as at December 31, 2007 and 2006, and the related consolidated statements of earnings (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. Our audits also included the financial statement schedule II. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and on the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles. In addition, in our opinion, the financial statement schedule II presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

(Signed PricewaterhouseCoopers LLP)

Chartered Accountants

Montréal, Canada

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

Chartered Accountants

Montréal, Canada

March 21, 2008

F-1