Form 20-F/A
period 2007-12-31
ABITIBI CONSOLIDATED INC
filed 2008-05-30
CIK 1039778

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Date of event requiring this shell company report...................

For the transition period from ___________________________ to _______________________

Commission file number _____________________           ______________________________________________

ABITIBI-CONSOLIDATED INC.

 (Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Quebec, Canada

 (Jurisdiction of incorporation or organization)

1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2

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

None

 (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2007.

[________]

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

(   ) Yes                ( X ) No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

(   ) Yes                ( X ) No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

(   ) Yes                ( X ) No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ''accelerated filer and large accelerated filer'' in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	Accelerated filer	Non-accelerated filer	X

Indicate by check mark which financial statement item the registrant has elected to follow.

(   ) Item 17           ( X ) Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

(   ) Yes                 ( X ) No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

(   ) Yes                (   ) No

EXPLANATORY STATEMENT

                Abitibi-Consolidated Inc. is filing this Amendment No. 2 on Form 20-F/A (this ''Amendment'') to its Annual Report on Form 20-F for the fiscal year ended December 31, 2007, originally filed on March 31, 2008 (the ''Original Filing'') and amended on April 10, 2008 (the ''Amendment No. 1''), for the sole purpose of amending the certifications required under Rule 13a-14 of the Securities Exchange Act of 1934, as amended.  These certifications now include certain language required by Rule 13a-14 that was inadvertently omitted from the certifications when filed with the Original Filing and the Amendment No. 1.

                Except for the filing of the amended certifications as described above, this Amendment does not modify or update any of the disclosures contained in the original filing to reflect any events that occurred at a later date.

ABITIBI-CONSOLIDATED INC.
FORM 20-F/A

Amendment No. 2
For the year ended December 31, 2007

TABLE OF CONTENTS

Part III
Item 19	Exhibits
Section 302 President and Vice President and Treasurer Certifications

PART III

Item 19.  Exhibits

   The following exhibits have been filed as part of this Annual Report:

(1)	Exhibits (numbered in accordance with Item 601 of Regulation S-K):

Exhibit No.		Description
	31.1**	Certification of President Pursuant to Section 302.

	31.2**	Certification of Vice President and Treasurer Pursuant to Section 302.

** Filed with this Form 20-F/A.

SIGNATURES

                The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Abitibi-Consolidated Inc.

Per:	/s/ John W. Weaver
John W. Weaver President

Date: May 30, 2008

Per:	/s/ William G. Harvey
William G. Harvey Vice President and Treasurer

Date: May 30, 2008